Shimmick Corporation

2024 Annual Report



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 3, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 001-41867

Shimmick Corporation

(Exact name of registrant as specified in its Charter)

Delaware	**84-3749368**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
530 Technology Drive	
Suite 300	
Irvine, CA	**92618**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (833) 723-2021

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	SHIM	Nasdaq

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐   NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐   NO ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒   NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). YES ☒   NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐   NO ☒

The aggregate market value of the registrant's common stock held by non-affiliates computed by reference to the price at which the common stock was last sold as of the last business day of the registrant's most recently completed second quarter was approximately $18.1 million.

The number of shares of registrant's Common Stock, par value $0.01 per share, outstanding as of March 19, 2025 was 34,361,459.

DOCUMENTS INCORPORATED BY REFERENCE

Certain sections of the registrant's definitive Proxy Statement relating to the registrant's 2025 annual meeting of stockholders, which definitive Proxy Statement will be filed within 120 days of the end of the registrant's fiscal year, are incorporated by reference into Part III of this Annual Report on Form 10-K.

Table of Contents

FORWARD-LOOKING STATEMENTS

Shimmick Corporation ("Shimmick", "we", "our", "us", "its" or the "Company") makes forward-looking statements in this Annual Report on Form 10-K ("Form 10-K") within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are subject to risks and uncertainties. For these statements, we claim the protections of the safe harbor for forward-looking statements contained in such Sections. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. When we use the words "believe," "expect," "anticipate," "estimate," "plan," "continue," "intend," "project," "will," "should," "may" or similar expressions, we intend to identify forward-looking statements. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements.

Forward-looking statements are subject to significant risks and uncertainties. Investors are cautioned against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in this section and the section entitled "Risk Factors," as well as those described from time to time in our future reports with the Securities and Exchange Commission (the "SEC") (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could have a significant impact on our operations and financial results, and could cause our actual results to differ materially from those contained or implied in forward-looking statements made by us or on our behalf in this Annual Report on Form 10-K, in presentations, on our websites, in response to questions or otherwise. We believe these factors include, but are not limited to, the following:

- our ability to accurately estimate risks, requirements or costs when we bid on or negotiate a contract,
- the impact of our fixed-price contracts,
- qualifying as an eligible bidder for contracts,
- the availability of qualified personnel, joint venture partners and subcontractors,
- inability to attract and retain qualified managers and skilled employees and the impact of loss of key management,
- higher costs to lease, acquire and maintain equipment necessary for our operations or a decline in the market value of owned equipment,
- subcontractors failing to satisfy their obligations to us or other parties or any inability to maintain subcontractor relationships,
- marketplace competition,
- our inability to obtain bonding,
- our limited operating history as an independent company following our separation from AECOM,
- our relationship and transactions with our prior owner, AECOM,
- AECOM defaulting on its contractual obligations under agreements in which we are beneficiary,
- our limited number of customers,
- dependence on subcontractors and suppliers of materials,
- any inability to secure sufficient aggregates,
- an inability to complete a merger or acquisition or to integrate an acquired company's business,
- adjustments in our contact backlog,

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- accounting for our revenue and costs involves significant estimates, as does our use of the input method of revenue recognition based on costs incurred relative to total expected costs,

- material impairments,

- any failure to comply with covenants under any current indebtedness, and future indebtedness we may incur,

- the adequacy of sources of liquidity,

- cybersecurity attacks against, disruptions, failures or security breaches of, our information technology systems,

- seasonality of our business,

- pandemics and public health emergencies,

- commodity products price fluctuations, inflation (and actions taken by monetary authorities in response to inflation) and/or elevated interest rates,

- liabilities under environmental laws, compliance with immigration laws, and other regulatory matters, including changes in regulations and laws,

- climate change,

- deterioration of the U.S. economy,

- changes in state and federal laws, regulations or policies under the new Presidential administration, including changes in trade policies and regulations, including the potential for increases or changes in duties, current and potentially new tariffs or quotas, and

- geopolitical risks, including those related to the war between Russia and Ukraine, the conflict in the Gaza strip, and the conflict in the Red Sea region.

Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances, including, but not limited to, unanticipated events, after the date on which such statement is made, unless otherwise required by law. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained or implied in any forward-looking statement.

PART I

Item 1. Business

Overview

Shimmick delivers turnkey solutions that are designed to strengthen the water market, as well as other critical infrastructure markets, including energy, climate resiliency and sustainable transportation. With a history and experience that spans over a century, Shimmick, headquartered in California, unites deep engineering heritage with entrepreneurial spirit to tackle today's most complex infrastructure challenges. We integrate technical excellence with collaborative project delivery methods to provide innovative, technology-driven infrastructure solutions that seek to accelerate economic growth and empower communities nationwide.

We and our legacy companies have a long history of successfully completing complex water and other critical infrastructure projects, ranging from advanced wastewater recycling and purification system to dams, locks and transit systems. According to Engineering News Record, in 2024, we are nationally ranked as a Top 400 contractor and top ten builder of water supply (#8), dams and reservoirs (#6), and water treatment and desalination plants (#7). Our business includes construction operations from Morrison Knudsen and Washington Group International, which were consolidated in 2017 by AECOM.

In 2021, we were sold by AECOM and became an independent company under new private ownership (the "AECOM Sale Transaction"). In November 2023, we completed our initial public offering (the "IPO") and currently our common stock is listed for trading on the Nasdaq Capital Market under the symbol "SHIM".

Projects and Backlog

As of January 3, 2025, we had a backlog of projects of approximately $822 million, mostly located in California, with ongoing projects in six other states (NJ, TN, TX, WY, ID, WA). We self-perform many of these projects, which we believe allows us to better control critical aspects of construction, reduce cost and schedule risks, and deliver greater value to clients.

We selectively focus on the following types of infrastructure projects:

Water Treatment and Resources

- *Water and Wastewater Treatment*. We expand, rehabilitate, upgrade, build and rebuild water and wastewater treatment infrastructure including desalination plants. We implement treatment technologies including ozonation, biological activated carbon, membrane filtration, reverse osmosis, chemical treatment, and oxidation. Our projects aim to ensure access to clean and safe drinking water, protect public health and reduce waterborne diseases and contribute to protecting the environment by removing pollutants and contaminants from wastewater before it is released back into ecosystems.

- *Water Resources*. We construct, rehabilitate and upgrade dams, reservoirs, and water conveyance and storage systems. This includes flood control systems, pump stations, and coastal protection infrastructure. Select projects of ours enable reliable water supply, generate hydroelectric power, and control flooding, ensuring water availability and energy security. Our work contributes to protecting communities from flood damage to safeguard lives, property and infrastructure.

Other Critical Infrastructure

We build, retrofit, expand, rehabilitate, operate and maintain our nation's critical infrastructure, including mass transit, bridges and military infrastructure. We work on projects that we believe are vital for economic growth, social connectivity, and accessibility. We believe our projects enable smooth and efficient movement of people and goods, foster trade, address environmental sustainability and improve quality of life for individuals and communities. Within critical infrastructure, we are focused primarily on the following types of projects:

- *Climate Resilience*. We build and upgrade levees, flood walls, pump stations, drainage systems, and strengthen existing infrastructure both in preparation to withstand severe weather events and in response to such events to facilitate recovery.

- *Transportation and Mobility*. We construct mass transit systems (light passenger rail and bus rapid transit), autonomous transportation solutions (personal rapid transit, autonomous fixed guideway people movers, and implement intelligent transportation technologies.

- *Energy Transition*. We modify facilities to accommodate electric vehicle fleets for transit agencies and municipalities, implement renewable energy components in our projects, and support data center construction.

Our Industry and Addressable Markets

Our core markets continue to benefit from long-term trends, including the impact of climate change and the deterioration of aging infrastructure. These trends have led to a renewed focus in recent years on infrastructure development and funding in the United States, including in our primary markets: water infrastructure, climate resilience projects, transportation systems and energy transition facilities. According to independent industry research, these sectors are projected to grow at rates of 4% to 11% annually through 2028, outpacing the overall non-residential construction industry average of 3.3%. Based on our geographic focus and core capabilities, we estimate our addressable market to be approximately $106 billion of the $1.1 trillion in non-residential construction projected for 2025.

The demand for water infrastructure stems from multiple factors driving the need for reliable water management systems. Growing urbanization and industrialization have amplified water consumption, putting pressure on existing water supply networks. Furthermore, aging infrastructure in many regions requires significant upgrades and modernization to ensure clean water delivery, effective flood control, and efficient navigation.

Critical infrastructure ensures the efficient movement of goods and people, supports economic growth, and enhances connectivity between regions. Major economic drivers for critical infrastructure projects include increasing international trade, urbanization, need for modernization and population growth. As governments and private entities continue to invest in upgrading and expanding infrastructure to meet these demands, opportunities for innovative solutions and technologies are expected to flourish. Based on these and other factors, we believe that demand for construction and ongoing maintenance of water and other critical infrastructure projects will continue to increase.

Our Customers

Our customers are predominantly in the public sector and include a broad base of federal agencies (military and civilian), municipal water and wastewater districts, irrigation districts, flood control districts, local and regional transit authorities, and statewide, county and city public works departments. We also perform work for private
clients such as developers, utilities and owners of industrial, commercial and residential sites. We serve as both prime contractors and subcontractors on projects, with approximately 93% of our current backlog representing prime contracts.

Throughout our history, we have maintained and cultivated a strong presence in California. In 2024, more than half of our revenue was generated in California, the largest construction market in the United States.

Business and Growth Strategy

Following the AECOM Sale Transaction, we began a transformation to shift our strategy to meet the nation's growing need for water and other critical infrastructure and grow our business. Projects that were secured prior the AECOM Sale Transaction, including large scale projects with higher risk and lower margins, are continuing to be worked off and replaced with smaller to mid-sized projects with less risk and higher margins.

In fiscal year 2024, we focused on simplifying our business with an emphasis on liquidity, capital efficiency and effective execution of our projects. To that end, we executed several notable transactions:

- Settlements of two major claims at the Chickamauga Lock and Golden Gate Bridge projects totaling over $130 million in cash received during fiscal year 2024.

- Divestiture of our foundation drilling assets and sale-leaseback of our equipment yard which provided liquidity of $17.5 million and $17 million, respectively.

- Decreased backlog originating from projects secured prior to the AECOM Sale Transaction which are in loss positions.

- Reached an agreement with AECOM to resolve a previous lawsuit relating to the purchase and sale agreement for the divestiture of Shimmick from AECOM in exchange for shares of our common stock.

These strategic transactions and agreements provided us with additional liquidity and allow us to further focus our efforts on growing our core business.

On November 12, 2024, Shimmick announced that it appointed Ural Yal as its new CEO and member of the Board of Directors effective December 2, 2024 and succeeded Steven Richards upon his retirement. We believe Mr. Yal brings deep expertise in both the California market and national infrastructure construction along with a proven track record of operational growth to lead the Company in capitalizing on market opportunities through operational excellence, safety and client satisfaction.

With these developments, we believe we are well positioned to execute our business and growth strategy, which is focused on organically growing core water and critical infrastructure business while enhancing profitability. We may also seek to expand service offerings for water and critical infrastructure through strategic acquisitions.

Sustainable, Profitable Backlog

We intend to grow our business through leveraging our proven strengths while managing and lowering risk across our portfolio.

- *Selective Bidding.* We analyze each opportunity and determine: (1) size, location and duration of the project, (2) our available resources and ability to execute the work safely and profitably to our client's satisfaction, (3) our ability to win the project in that specific competitive environment, and (4) project risks associated with the contract and the project delivery model (e.g., fixed price, negotiated, cost-plus, unit price lump sum, etc.). We believe this process allows us to make an informed judgment on whether to pursue the project and ensure we maintain a risk-balanced portfolio.

- *Collaborative Contracting.* The heavy civil construction industry has seen an increase in utilization of collaborative contracting models rather than fixed-price contracts in complex infrastructure projects. Collaborative models allow the client to select a contractor largely based on qualifications. The parties then spend a number of months developing the project together under a consultancy contract (the "preconstruction services phase") at the completion of which a construction contract is negotiated based on an open-book pricing structure. This partnership-based approach allows the parties to mitigate and manage project risk more effectively, ultimately leading to enhanced budget and schedule outcomes. Currently our portfolio includes a small but growing number of these projects, and our goal is to increase the representation of collaborative contracts in our backlog. To achieve this, we are investing in our bidding, sales and marketing efforts.

- *Expansion in Electrical Work.* We have self-performed electrical work on our projects for over 15 years and have gained significant experience and expertise in this field. With recent developments and increased investments in energy transition and technology-driven infrastructure (both of which include major electrical scopes in each project), we see an opportunity to leverage our strengths in electrical construction and grow this side of our business, along with providing turn-key solutions through our civil capabilities.

- *Operational Improvements and SG&A Optimization.* We plan to continue refining and improving our operations while maintaining a strong focus on developing our people and a strong company culture. In addition, while many of the major initiatives for right-sizing our SG&A structure were completed in 2024, we are continuing to take action towards making our business more effective, through improvements in other areas of our business including IT, finance, insurance, organizational structure and benefits.

- *Project Controls Improvements.* We are making new investments in digitization of our cost, schedule and progress tracking systems through the use of digital labor and equipment tracking systems, PowerBI-based reporting structures, accounting system improvements and additional training to our project staff. This process helps us better manage project costs and schedules, improving profitability and visibility.

- *Health, Safety and Environment.* Safety and well-being of our employees, clients and the communities are our utmost focus. We have a safety track record that is significantly better than industry averages and improving, with strong metrics such as a 34% reduction in our recordable incident rate in 2024 as compared to 2023. We are committed to fostering an environment where safety is embraced by everyone involved with a true commitment to an injury-free workplace. We also are committed to being good stewards of the environment on all of our projects, ensuring we understand and comply with applicable regulations.

Insurance and Bonding

All of our buildings and equipment are covered by insurance, which our management believes to be adequate. In addition, we maintain general liability, workers' compensation and excess liability insurance, all in amounts consistent with our risk of loss and industry practice.

As a normal part of the construction business, we generally are required to provide various types of surety and payment bonds that provide an additional measure of security for our performance on public contracts. Typically, a bidder for a contract must post a bid bond for 5% to 10% of the amount bid, and on winning the bid, must post a performance and payment bond for 100% of the contract amount. Our ability to obtain surety bonds depends upon our capitalization, working capital, aggregate contract size, past performance, management expertise and external factors, including the capacity of the overall surety market. Surety companies consider such factors in light of the amount of our backlog that we have currently bonded and their current underwriting standards, which may change from time to time.

The capacity of the surety market is subject to market-based fluctuations driven primarily by the level of surety industry losses and the degree of surety market consolidation. Our track record of successful project execution and our balance sheet position should provide us with adequate bidding and bonding capacity, which we believe would allow us to bid a number of projects simultaneously. Historically and primarily, Liberty Mutual Group and most recently Berkshire Hathaway have provided us with surety bonding.

Joint Ventures

We participate in various construction joint ventures in order to share expertise, risk and resources for certain projects. Generally, each construction joint venture is formed to accomplish a specific project and is jointly controlled by the joint venture partners. We select our joint venture partners based on a number of factors including their construction and financial capabilities, expertise in the type of work to be performed and past working relationships. The joint venture agreements typically provide that our interests in any profits and assets, and our respective share in any losses and liabilities, that may result from the performance of the contract are limited to our stated percentage interest in the project. Under each joint venture agreement, one partner is designated as the sponsor. The sponsoring partner typically provides administrative, accounting and much of the project management support for the project and generally receives a fee from the joint venture for these services. We have been designated as the sponsoring partner in some venture projects and are a non-sponsoring partner in others.

As we target growth in our revenues and backlog, as well as increased engagement with collaborative contracting, we expect to increase our joint venture activity to allocate resources and reduce our risk exposure while pooling capabilities and experience with other companies to deliver enhanced value to our clients.

Sustainability and Corporate Responsibility

Environmental

Our work contributes to addressing the nation's need for reliable and resilient infrastructure, particularly in water end-markets. Our water infrastructure projects incorporate systems for treating and repurposing wastewater, which can help reduce strain on freshwater resources.

We also construct projects that are designed to protect regions from flooding. We build flood control systems to mitigate the impact of sea-level rise and flooding events on communities. Additionally, our work along the nation's inland waterways supports efficient transportation of goods.

Our projects are often constructed in environmentally sensitive areas and urban locations where minimizing negative impacts of construction on the community is a priority. Our Safety, Health, and Environmental ("SH&E") program includes specific guidelines to protect people and the environment and minimize impacts of construction activities.

Social

Our focus on corporate responsibility is not limited to sustainability. We also prioritize social responsibility across our operations and deploy operational best practices across all of our projects.

- *Safety*. Safety is a core Shimmick value. We begin meetings with safety messages and conduct training programs, which have contributed to safety performance at our worksites. All new employees undergo an initial safety orientation, and for certain types of projects, we conduct specific hazard training programs. Our project foremen and superintendents conduct weekly on-site safety meetings, and our safety inspectors make site safety inspections and perform assessments and training if infractions are discovered. In addition, our superintendents and project managers are required to complete an OSHA-approved safety course. Our incident rate is below industry average. For instance, according to the Bureau of Labor Statistics, the average rate of recordable incidents for the construction industry in 2023, the most recent data published, was 2.3 per 100 employees. Our average rate of recordable incidents for calendar year 2024 was 1.06 per 100 employees.

- *Harassment-Free Work Environment.* We are committed to an inclusive and equitable workplace, with a culture where employees are treated with respect. All our employees are responsible for maintaining a respectful workplace free of unlawful discrimination, harassment, and retaliation. We maintain an ethics hotline that employees can use to report incidents confidentially and without fear of retaliation.

- *Business Partners*. We regularly partner with disadvantaged business enterprises to provide subcontracting opportunities. We have a team of small business and diversity program managers. We provide an outreach program that includes a mentor-protégé program.

Governance

Our governance framework is designed to promote transparency, ethical conduct, and accountability. Our board of directors comprises directors who provide strategic guidance and oversight and our executive management team is responsible for implementing our governance principles.

Human Capital Management

We are focused on hiring and retaining highly talented employees and empowering them to both grow their careers and create value for our stockholders. We believe our success is dependent on employee understanding of and investment in their role in that value creation. Our chief executive officer periodically leads employee meetings intended to reinforce the importance of our core values and regularly meets with small groups of employees to receive their feedback on our business. Our employees are responsible for upholding our mission, values, strategy and talent leadership expectations.

As of January 3, 2025, we had 1,200 employees, with 399 staff and 801 craft workers. We are party to collective bargaining agreements covering most of our craft workforce. In areas where we utilize union labor force, we have strong relationships with the various trade unions, which allows us to attract top talent to construct our projects.

- *Retention*. Our business is dependent upon a readily available supply of management, supervisory and field personnel. It is critical to us that our employees are engaged in our mission to drive our business forward, to recruit from their networks, and to envision a long tenure with us. We evaluate our employee engagement via formal surveys or similar tools on a periodic basis. Based on the feedback received from employees, we have developed multiple strategic initiatives focused on culture, specifically on promoting a positive employee experience, as well as focusing on career development.

- *Development*. Learning is highly individualized and needs to be offered in a way that is most conducive to a specific learner's needs and learning objectives. We run periodic education series which includes internal and external speakers presenting topics of interest that are relevant to our employees. We provide multiple learning solutions which cover a wide range of areas including leadership skills, safety training, financial knowledge, technology training and presentation skills.

- *Performance Reviews*. Managers hold performance conversations with their employees on a periodic basis to ensure they receive the performance feedback they deserve, to allow managers to obtain insight into how to support the development of their teams, and to ensure that performance expectations are clear and aligned with the Company's strategic objectives. We also promote continuous dialogue between managers and employees in addition to these formal touchpoints.

- *Benefits*. We provide attractive benefits that promote the health and welfare of our employees and their families and design compelling job opportunities, aligned with our mission, in an energizing work environment. We also encourage our employees to continue to develop in their careers by obtaining advanced degrees or professional certifications. We compensate our employees according to our fair remuneration policies and believe in paying for performance. Accordingly, some employees may receive a portion of their compensation in the form of equity. We provide a volunteer time off program that provides eight hours of paid time off to volunteer. Despite rising costs, we continue to pay the majority of the cost of our employees' healthcare insurance.

Competition

The water and critical infrastructure markets in which we operate are competitive and include larger national firms such as Barnard Construction Company, Inc., Ames Construction Inc., Flatiron Construction Corp., Fluor Corporation, Granite Construction Incorporated, Kiewit Corporation, Skanska USA Inc., Traylor Bros., Inc., and Walsh Construction Group, LLC, as well as smaller regional contractors, particularly in California. Project awards in our industry are typically based on multiple criteria, including price, technical approach, past performance, quality plans, equipment resources, financial strength, bonding capacity, and relevant project experience. We focus on projects where our self-perform capabilities, technical expertise, and local market knowledge provide competitive advantages.

Government and Environmental Regulations and Climate Change Matters

We are subject to various federal, state and local laws and regulations relating to the environment, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste, the handling of underground storage tanks and the cleanup of properties affected by hazardous substances. We also are subject to compliance with numerous other laws and regulations of federal, state and local agencies and authorities, including those relating to workplace safety, wage and hour and other labor issues (including the requirements of the OSHA and comparable state laws), immigration controls, vehicle and equipment operations and other aspects of our business. In addition, most of our construction contracts are entered into with public authorities, and these contracts

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frequently impose additional requirements, including requirements regarding labor relations and subcontracting with designated classes of disadvantaged businesses. We continually monitor our compliance with these laws, regulations and other requirements. While compliance with existing laws, regulations and other requirements has not materially adversely affected our operations in the past, and we are not aware of any proposed requirements that we anticipate will have a material adverse impact on our operations, there can be no assurance that these requirements will not change or that compliance will not otherwise adversely affect our operations in the future. While we typically pass any costs of compliance through to our customers under the applicable project agreement, either directly or as part of our estimate depending on the type of contract, there can be no assurance that we will not incur compliance expenses in the future that materially adversely affect our results of operations. In addition, some operations require operating permits granted by governmental agencies.

The diesel particulate and nitrogen oxide emissions produced by the vehicles and other equipment used in our operations are subject, among other things, to the regulations of the California Air Resources Board ("CARB"). Certain CARB regulations require California equipment owners/operators to meet progressively more restrictive emission targets that require California off-road and on-road diesel equipment owners to retrofit equipment with diesel emission control devices or replace equipment with new engine technology, which will result in higher equipment-related expenses. In general, we have maintained compliance with the regulations by replacing our existing equipment as it reaches the end of its useful life with new equipment that meets or exceeds the requirements of the CARB regulations.

As is the case with other companies in our industry, some of our aggregate materials products contain varying amounts of crystalline silica, a common mineral. Furthermore, some of our construction and materials processing operations release, as dust, crystalline silica that is in the materials being handled. Excessive, prolonged inhalation of very small-sized particles of crystalline silica has been associated with respiratory disease (including silicosis). OSHA has established occupational thresholds for crystalline silica exposure as respirable dust. We have implemented dust control procedures to measure compliance with requisite thresholds and to verify that respiratory protective equipment is made available as necessary. We also communicate, through safety information sheets and other means, what we believe to be appropriate warnings and cautions to employees and customers about the risks associated with excessive, prolonged inhalation of mineral dust in general and crystalline silica in particular.

Although we do not generate large amounts of solid wastes, we occasionally dispose of solid wastes on behalf of customers. Solid wastes, which may include hazardous solid wastes, are subject to the requirements of the federal Solid Waste Disposal Act, the federal Resource Conservation and Recovery Act (the "RCRA"), and comparable state statutes. From time to time, the EPA considers the adoption of stricter disposal standards for non-hazardous solid wastes. Moreover, it is possible that additional solid wastes will in the future be designated as "hazardous wastes." Hazardous solid wastes are subject to more rigorous and costly disposal requirements than are non-hazardous solid wastes. Generally, under the applicable project agreement, the customer, as the generator of the waste, is at risk for its proper disposal. We typically pass the cost of disposal through to our customers under such agreement.

Certain environmental laws impose substantial penalties for non-compliance and others, such as CERCLA, and comparable state laws, impose strict, retroactive, joint and several liability upon persons that contributed to the release of a hazardous substance into the environment. These persons include the owner or operator of the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Under CERCLA, these persons may be liable for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties, to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. We may be required to remediate contaminated properties currently or formerly owned or operated by us, regardless of whether such contamination resulted from the conduct of others or from the consequences of our own actions that complied with applicable laws at the time those actions were taken. In connection with certain acquisitions, we could assume, or be required to provide indemnification against, environmental liabilities that could expose us to material losses. Furthermore, the existence of contamination at properties we own, lease or operate could result in increased operational costs or restrictions on our ability to use those properties as intended.

In certain instances, citizen groups also have the ability to bring legal proceedings against us if we are not in compliance with environmental laws, or to challenge our ability to receive environmental permits that we need to operate. In addition, claims for damages to persons or property, including natural resources, may result from the impacts of our operations. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us. We have incurred, and may in the future incur, significant capital and operating expenditures to comply with such existing laws and regulations. To the extent that laws are enacted or other governmental action is taken that restricts our operations or imposes more stringent and costly operating, waste handling, disposal and cleanup requirements, our business, financial condition or results of operations could be materially adversely affected.

The potential impact of climate change on our operations is highly uncertain. Climate change may result in, among other things, changes in rainfall patterns, storm patterns and intensity and temperature levels. Our results are significantly influenced by weather and major changes in historical weather patterns could significantly impact our future results of operations. For example, if climate change results in significantly more adverse weather conditions in a given period, we could experience reduced productivity and increases in certain other costs, which could negatively impact our results of operations.

Available Information

Our corporate website address is http://www.shimmick.com. On our investor relations webpage (https://investors.shimmick.com), we make available, free of charge, our SEC reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, director and officer reports on Forms 3, 4, and 5, and any amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We also make available on our website the Shimmick Code of Business Conduct and Ethics, our corporate governance guidelines, and the charters for the Compensation and Human Capital, Audit, Nominating and Corporate Governance and Special Committees of the board of directors. The information contained on our website is not included as part of, or incorporated by reference into, this Annual Report on Form 10-K or any other reports we file with or furnish to the SEC. We also use our website as a means of disclosing additional information, including for complying with our disclosure obligations under the SEC's Regulation FD (Fair Disclosure). The SEC maintains an internet site, www.sec.gov, containing reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC.

Item 1A. Risk Factors.

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Projects

- the nature of our contracts, particularly those that are fixed-price, subjects us to risks associated with cost overruns, continuing operating cost inflation and potential claims for liquidated damages,

- design-build contracts subject us to the risk of design errors and omissions,

- we could incur material costs and losses as a result of claims that our materials do not meet regulatory requirements or contractual specifications,

- force majeure events, such as natural disasters, epidemics, pandemics and terrorists' actions, could negatively impact our business, which may affect our financial condition, results of operations or cash flows,

- our subcontractors may fail to satisfy their obligations to us or other parties, or we may be unable to maintain these relationships, either of which may have a material adverse effect on our business, financial condition, results of operations, profitability, cash flows and growth prospects,

Risks Related to Our Business and Industry

- an inability to obtain bonding could limit the aggregate dollar amount of contracts that we are able to pursue,

- although the infrastructure market is relatively less susceptible to fluctuations in the market, economic downturns or reductions in government funding of infrastructure projects could reduce our revenue and profits and have a material adverse effect on our results of operations,

- our limited operating history as an independent company following our separation from AECOM,

- requirements to make future payments to AECOM,

- violations or alleged violations of government regulations, requirements and statutes, including the False Claims Act, relating to our government contracts could have a material adverse effect on our business,

- our dependence on a limited number of customers could adversely affect our business and results of operations,

- our dependence on subcontractors and suppliers of materials could increase our costs and impact our ability to complete contracts on a timely basis or at all, which would adversely affect our profits and cash flows,

- acquisition activity presents certain risks to our business, operations and financial condition, and we may not realize the financial and strategic goals contemplated at the time of a transaction,

- amounts included in our backlog may not result in actual revenue or translate into profits, as our backlog is subject to cancellation and unexpected adjustments,

- our use of the input method of revenue recognition based on costs incurred relative to total expected costs could result in a reduction or reversal of previously recorded revenue and profits,

- pandemics and public health emergencies could materially disrupt our business and negatively impact our results of operations, cash flows and financial condition,

- both we and our customers use certain commodity products that are subject to significant price fluctuations, and these fluctuations may have a material adverse effect on both our and our customers' financial condition, results of operations and cash flows, as well as our customers' investment decisions,

Risks Related to Legal and Governmental Regulation

- our financial results could be impacted by uncertainty in U.S. trade policy, including uncertainty surrounding changes in tariffs, trade agreements or other trade restrictions imposed by the U.S. or other governments,

- our failure to comply with the regulations of the Occupational Safety and Health Administration ("OSHA") and state and local agencies that oversee transportation and safety compliance could adversely affect our business, financial condition, results of operations, profitability, cash flows and growth prospects,

- a change in tax laws or regulations of any federal or state jurisdiction in which we operate could increase our tax burden and otherwise adversely affect our business, financial condition, results of operations, and cash flows,

General Risk Factors

- a failure to fully or promptly recover customer claims could have a material adverse impact on our liquidity and financial results,

- although climate change and increasing regulations often drive demand for water infrastructure, climate change, and related legislative and regulatory responses to climate change, may have a long- term impact on our business,

- deterioration of the United States economy could have a material adverse effect on our business, financial condition and results of operations, and

Risks Related to the Securities Markets and Ownership of Our Common Stock

- because we are a "controlled company" under the listing standards of Nasdaq and the rules of the SEC, our stockholders do not have certain corporate governance protections that are available to stockholders of companies that are not controlled companies,

- we do not anticipate paying any cash dividends in the foreseeable future, so if our share price does not appreciate, our investors may not experience gains and could potentially lose on their investment in our shares

- provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management,

- our amended and restated charter documents provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us,

- our disclosure controls and procedures may not prevent or detect all errors or acts of fraud, and

- we are an emerging growth company and a smaller reporting company, and because we take advantage of specified reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies, our financial statements may not be comparable to companies that comply with public company effective dates, which may make our common stock less attractive to investors.

Risks Related to Our Projects

If we are unable to accurately estimate the overall risks, requirements or costs when we bid on or negotiate a contract that is ultimately awarded to us, we may achieve a lower than anticipated profit or incur a loss on the contract.

The majority of our revenue and backlog is derived from fixed unit price contracts and lump sum contracts. The nature of our contracts, particularly those that are fixed-price, subjects us to risks associated with cost overruns, continuing operating cost inflation and potential claims for liquidated damages. Fixed unit price contracts require us to provide materials and services at a fixed unit price based on approved quantities irrespective of our actual per unit costs. Lump sum contracts require that the total amount of work be performed for a single price irrespective of our actual per unit costs. We realize a profit on our contracts only if we accurately estimate our costs and then successfully control actual costs and avoid cost overruns, and our revenue exceeds actual costs. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, then cost overruns may cause us to incur losses or cause the contract not to be as profitable as we expected. The final results under these types of contracts could negatively affect our business, financial condition, results of operations and cash flows.

The costs incurred and gross margin realized on our contracts can vary, sometimes substantially, from our original projections due to a variety of factors, including, but not limited to:

- on site conditions that differ from those assumed in the original bid or contract,

- failure to include required materials or work in a bid, or the failure to estimate properly the quantities or costs needed to complete a lump sum contract,

- contract or project modifications creating unanticipated costs not covered by change orders,

- failure by our suppliers, subcontractors, designers, engineers, joint venture partners, or customers to perform their obligations,

- delays in quickly identifying and taking measures to address issues which arise during contract execution,

- changes in availability, proximity and costs of materials, including steel, concrete, aggregates and other construction materials, as well as fuel and lubricants for our equipment,

- claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is part,

- difficulties in obtaining required governmental permits or approvals,

- availability and skill level of workers in the geographic location of a project,

- citations issued by any governmental authority, including OSHA,

- unexpected labor conditions or work stoppages,

- changes in applicable laws and regulations, including those that may occur in connection with the new presidential administration as a result of the 2024 U.S. elections,

- delays caused by weather conditions,

- fraud, theft or other improper activities by our suppliers, subcontractors, designers, engineers, joint venture partners or customers or our own personnel, and

- mechanical problems with our machinery or equipment.

Many of our contracts with public sector customers contain provisions that purport to shift some or all of the above risks from the customer to us, even in cases where the customer is partly at fault. Our experience has often been that public sector customers have been willing to negotiate equitable adjustments in the contract compensation or completion time provisions if unexpected circumstances arise. However, public sector customers may seek to impose contractual risk-shifting provisions more aggressively or there could be statutory and other legal prohibitions that prevent or limit contract changes or equitable adjustments, which could increase risks and adversely affect our business, financial condition, results of operations and cash flows.

Our customers may be adversely affected by market conditions and economic downturns, which could impair their ability to pay for our services.

Economic downturns could reduce capital expenditures in the industries we serve, which could result in decreased demand for our services. The demand for our services has been, and will likely continue to be, cyclical in nature and vulnerable to general downturns in the U.S. economy. During economic downturns, our customers may not have the ability to fund capital expenditures for infrastructure, or may have difficulty obtaining financing for planned projects. In addition, uncertain or adverse economic conditions that create volatility in the credit and equity markets may reduce the availability of debt or equity financing for our customers, causing them to reduce capital spending. This has resulted, and in the future could result, in cancellations of projects or deferral of projects to a later date. Such cancellations or deferrals could materially and adversely affect our results of operations, cash flows and liquidity. These conditions could also make it difficult to estimate our customers' demand for our services and add uncertainty to the determination of our backlog. In addition, our customers are negatively affected by economic downturns that decrease the need for their services or the profitability of their services. During an economic downturn, our customers also may not have the ability or desire to continue to fund capital expenditures for infrastructure or may outsource less work. A decrease in related project work could negatively impact demand for the services we provide and could materially adversely affect our business, financial condition, results of operations, profitability, cash flows and growth prospects.

Many of our customers are regulated by federal, state and local government agencies, and the addition of new regulations or changes to existing regulations may adversely impact the demand and profitability of our services.

Many of our customers are regulated by federal, state and local government agencies. These agencies could change the way in which they interpret the application of current regulations and/or may impose additional regulations. Interpretative changes or new regulations having an adverse effect on our customers and the profitability of the services they provide could reduce demand for our services, which could adversely affect our results of operations, cash flows and liquidity. Any future restrictions or regulations that might be adopted could lead to operational delays, increased operating costs for our customers, reduced capital spending and/or delays or cancellations of future infrastructure projects, which could materially and adversely affect our business, financial condition, results of operations, profitability, cash flows and growth prospects.

Our business depends on our ability to qualify as an eligible bidder under federal, state or local government contract criteria and to compete successfully against other qualified bidders in order to obtain federal, state or local government contracts.

Federal, state and local government agencies conduct rigorous competitive processes for awarding many contracts. Some contracts include multiple award task order contracts in which several contractors are selected as eligible bidders for future work. We will potentially face strong competition and pricing pressures for any additional contract awards from other government agencies, and we may be required to qualify or continue to qualify under various multiple award task order contract criteria. Our inability to qualify as an eligible bidder under federal, state or local government contract criteria could preclude us from competing for certain other government contract awards. In addition, our inability to qualify as an eligible bidder, or to compete successfully when bidding for certain federal, state or local government contracts and to win those contracts, could materially adversely affect our business, operations, revenue and profits.

Government contracts generally are subject to a variety of governmental regulations, requirements and statutes, the violation or alleged violation of which could have a material adverse effect on our business.

A majority of our total revenue is derived from contracts funded by federal, state and local government agencies and authorities. Such funding can vary based on political considerations and governmental actions. In addition, government contracts are subject to specific procurement regulations, contract provisions and a variety of socioeconomic requirements relating to their formation, administration, performance and accounting and often include express or implied certifications of compliance. Further, government contracts include the right to modify, delay, curtail, renegotiate or terminate contracts and subcontracts at the government's convenience any time prior to their completion. Claims for civil or criminal fraud may be brought for violations of regulations, requirements or statutes. We may also be subject to qui tam (whistle blower) litigation brought by private individuals on behalf of the government under the False Claims Act ("FCA"), which could include claims for up to treble damages.

On November 1, 2023, the Company's subsidiary, SCC, was served with a Civil Investigative Demand ("CID") from the Department of Justice ("DOJ") pursuant to the FCA seeking information from SCC. The CID explains that the government is conducting an FCA investigation concerning whether the SCC, submitted, or caused to be submitted, false claims to the U.S. Government for work that was not performed and/or did not meet the requirements of the contract/task order awarded by the U.S. Army Corps of Engineers for the L 536 Levee Restoration Project on which SCC was a subcontractor. No claims have been asserted against SCC or us at this time and we intend to fully cooperate with the DOJ in its investigation.

The CID seeks information relating to our corporate structure, our relationship with the prime contractor, ATS, and the identity of employees or contractors of SCC and its affiliates involved in the project, among other things. The underlying project was bid on and awarded to ATS prior to the AECOM Sale Transaction when the Company was a wholly owned subsidiary of AECOM.

We believe that all work required to be performed under the contract has been performed, and that the requirements under the contract have been satisfied. Accordingly, we believe that no violations of the False Claims Act relating to this matter have been committed by SCC, and that the CID and related inquiry will not have a material impact on our business, financial condition or results of operations.

Further, if we fail to comply with any of the regulations, requirements or statutes or if we have a substantial number of accumulated OSHA, Mine Safety and Health Administration or other workplace safety violations, our existing government contracts could be terminated and we could be suspended from government contracting or subcontracting, including federally funded projects at the state level. Should one or more of these events occur, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Government contractors are subject to suspension or debarment from government contracting.

Our substantial dependence on government contracts exposes us to a variety of risks that differ from those associated with contracts with private owners. Various statutes to which our operations are subject, including the Davis-Bacon Act (which regulates wages and benefits), the Walsh-Healy Act (which prescribes a minimum wage and regulates overtime and working conditions), Executive Order 11246 (which establishes equal employment opportunity and affirmative action requirements) and the Drug-Free Workplace Act, provide for mandatory suspension and/or debarment of contractors in certain circumstances involving statutory violations. In addition, our federal government and certain state and local agency contracts are subject to, among other regulations, regulations issued under the Federal Acquisition Regulations ("FAR"). These regulations can limit the recovery of certain specified indirect costs on contracts and subject us to ongoing multiple audits by government agencies such as the Defense Contract Audit Agency ("DCAA"). Audits by the DCAA and other agencies consist of reviews of our overhead rates, operating systems and cost proposals to ensure that we have accounted for such costs in accordance with the Cost Accounting Standards of the FAR ("CAS"). If the DCAA determines that we have not accounted for such costs consistent with CAS, the DCAA may disallow these costs. There can be no assurance that audits by the DCAA or other governmental agencies will not result in material cost disallowances in the future, which could adversely impact our business, financial condition, results of operations and cash flows.

Further, FAR and various state statutes provide for discretionary suspension and/or debarment in certain circumstances that might call into question a contractor's willingness or ability to act responsibly, including as a result of being convicted of, or being found civilly liable for, fraud or a criminal offense in connection with obtaining, attempting to obtain or performing a public contract or subcontract. The scope and duration of any suspension or debarment may vary depending upon the facts and the statutory or regulatory grounds for debarment and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our success depends on attracting and retaining qualified personnel, joint venture partners, advisors and subcontractors in a competitive environment.

The success of our business is dependent on our ability to attract, develop and retain qualified personnel, joint venture partners, advisors and subcontractors. Changes in general or local economic conditions and the resulting impact on the labor market and on our joint venture partners may make it difficult to attract or retain qualified individuals in the geographic areas where we perform our work. If we are unable to provide competitive

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compensation packages, high-quality training programs and attractive work environments or to establish and maintain successful partnerships, our ability to profitably execute our work could be adversely impacted.

We rely heavily on immigrant labor. We have taken steps that we believe are sufficient and appropriate to ensure compliance with immigration laws. However, we cannot provide assurance that we have identified, or will identify in the future, all illegal immigrants who work for us. Our failure to identify illegal immigrants who work for us may result in fines or other penalties being imposed upon us, which could have a material adverse effect on our operations, results of operations and financial condition. Additionally, on account of our reliance on immigrant labor, we are particularly vulnerable to changes and variations in immigration laws and regulations, including written changes and policy changes to the manner in which the laws and regulations are interpreted or enforced, and potential enforcement actions and penalties. The political environment in the United States in recent years has included significant support for anti-immigrant legislation and administrative changes. Many of these recent changes have resulted in, and various proposed and enacted changes may result in, increased difficulty throughout the immigration process, which could in turn impact our ability to staff projects. In addition, immigration reform, including as a result of changes to immigration policies, and the increased uncertainty surrounding such policies in light of the new U.S. administration's expected immigration agenda, may have a material adverse impact on companies like ours that rely substantially on immigrant labor. Recent changes or any additional adverse revisions to immigration laws and regulations in the jurisdictions in which we operate may cause us delays, staffing shortages, additional costs or an inability to bid for or fulfill projects for clients, any of which could have a material adverse effect on our business, results of operations and financial condition.

Our failure to meet the schedule or performance requirements of our contracts could adversely affect us.

In most cases, our contracts require completion by a scheduled acceptance date. Failure to meet any such schedule could result in additional costs, penalties or liquidated damages being assessed against us, and these could exceed projected profit margins on the contract. Performance problems on existing and future contracts could cause actual results of operations to differ materially from those anticipated by us and could cause us to suffer damage to our reputation within the industry and among our customers.

Adverse weather conditions may cause delays, which could slow completion of our contracts and negatively affect our revenue and cash flows.

Because all of our construction projects are built outdoors, work on our contracts is subject to unpredictable weather conditions. While weather has historically had a minimal impact on our operation due to the concentration of our work in California, where the climate is generally temperate, weather could have an increasingly frequent or severe effect on our operations if general climatic changes occur or if we expand into other geographic regions that tend to experience more extreme weather conditions. Lengthy periods of wet or cold winter weather could interrupt construction, and this could lead to under-utilization of crews and equipment, resulting in less efficient rates of overhead recovery. Extreme heat and/or wildfires could prevent us from performing certain types of operations. Changes in weather conditions could cause delays and otherwise significantly affect our project costs. While revenue might be recovered following a period of bad weather, it would generally be impossible to recover the cost of inefficiencies, and significant periods of bad weather typically would reduce profitability of affected contracts both in the current period and during the future life of affected contracts. Such reductions in contract profitability would negatively affect our results of operations.

Design-build contracts subject us to the risk of design errors and omissions.

Design-build is increasingly being used as a method of project delivery as it provides the customer with a single point of responsibility for both design and construction. We normally subcontract design responsibility to architectural and engineering firms. In the event of a design error or omission by a subcontractor or by us causing damages, there is risk that we, the subcontractor or the respective professional liability insurance or errors and omissions insurance would not be able to absorb the liability. Any liabilities resulting from an asserted design defect with respect to our construction projects may have a material adverse effect on our financial condition, results of operations and cash flows.

If we are unable to attract and retain qualified managers and skilled employees or if we were to lose the benefit of the experience, efforts and abilities of one or more certain key personnel, we will be unable to operate efficiently, which could reduce our revenue, profitability and liquidity.

Our business is labor intensive, and some of our operations experience a high rate of employee turnover. In addition, given the nature of the highly specialized work we perform, many of our employees are trained in, and possess, specialized technical skills that are necessary to operate our business and maintain productivity and profitability. At times of low unemployment rates in the areas we serve, it can be difficult for us to find qualified and affordable personnel. We may be unable to hire and retain a sufficiently skilled labor force necessary to support our operating requirements and growth strategy. Our labor and training expenses may increase as a result of a shortage in the supply of skilled personnel. We may not be able to pass these expenses on to our customers, which could adversely affect our profitability. Labor shortages, increased labor or training costs, or the loss of key personnel could materially adversely affect our business, financial condition, results of operations, profitability, cash flows and growth prospects.

Additionally, our business is managed by a number of key executive and operational officers and is dependent upon retaining and recruiting qualified management. Our continuing success depends on the performance of our management team. We cannot guarantee the continued employment of any of our key executives and operational officers who may choose to leave our company for any number of reasons, such as other business opportunities, differing views on our strategic direction or other reasons. We rely on the experience, efforts and abilities of these individuals, each of whom would be difficult to replace.

Our failure to adequately collect for extra or change order work or recover on claims brought by us against customers or other project participants for additional contract costs could have a negative impact on our liquidity and future operations.

In certain circumstances, such as those that arose in connection with our Golden Gate Bridge Project, we seek to collect or assert claims against customers, engineers, consultants, subcontractors or others involved in a project for additional costs exceeding the contract price or for amounts not included in the original contract price. These situations may occur due to changes in the initial project scope. Our contracts often require us to perform extra or change order work as directed by the customer even if the customer has not agreed in advance on the scope or price of the extra work to be performed. This process may result in disputes over whether the work performed is beyond the scope of the work included in the original project plans and specifications or, if the customer agrees that the work performed qualifies as extra work, the price that the customer is willing to pay for the extra work. These situations also may occur due to other matters, such as delays, which may result in additional costs. Our attempts to collect for additional costs generally are subject to protracted negotiations. Often, these claims can be the subject of lengthy arbitration or litigation proceedings, and it is difficult to accurately predict when and the terms upon which these claims will be fully resolved. These matters ultimately may not be settled to our satisfaction. When these types of events occur, we use working capital in projects to promptly and fully cover cost overruns pending the resolution of the relevant claims. This period of time may be lengthy for project changes, even when the customer agrees to pay for the extra work, as a result of the customer's approval process. A failure to recover in these types of situations promptly and fully could have a negative impact on our liquidity and results of operations. In addition, while customers and subcontractors may be obligated to indemnify us against certain liabilities, such third parties may refuse or be unable to pay us.

To the extent that actual recoveries with respect to change orders or amounts subject to contract disputes or claims are less than the estimates used in our financial statements, the amount of any shortfall will reduce our future revenue and profits, and this could have a material adverse effect on our reported working capital and results of operations. In addition, any delay caused by the extra work may adversely impact the timely scheduling of other project work and our ability to meet specified contract milestone dates.

Our operations are subject to hazards that may cause personal injury or property damage. Failure to maintain safe work sites could subject us to liabilities and possible losses, which may not be covered by insurance.

Construction and maintenance sites, plants and quarries are potentially dangerous workplaces subject to the usual hazards associated with providing construction and related services, and our employees and others are often put in close proximity with mechanized equipment, moving vehicles, chemical and manufacturing processes and highly regulated materials. Operating hazards can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage.

On many sites, we are responsible for safety and, accordingly, must implement safety procedures. If we fail to implement these procedures or if the procedures we implement are ineffective, we may suffer the loss of or injury to our employees or others, as well as expose ourselves to possible litigation. Despite having invested significant resources in safety programs and being recognized as an industry leader, a serious accident may nonetheless occur on one of our worksites. As a result, our failure to maintain adequate safety standards could result in reduced profitability or the loss of projects or customers and could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

We maintain general liability and excess liability insurance, workers' compensation insurance, auto insurance and other types of insurance all in amounts consistent with our risk of loss and industry practice, but this insurance may not be adequate to cover all losses or liabilities that we may incur in our operations. Insurance liabilities are difficult to assess and quantify due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If we were to experience insurance claims or costs above our estimates, we might be required to use working capital to satisfy these claims rather than to maintain or expand our operations. To the extent that we experience a material increase in the frequency or severity of accidents or workers' compensation and health claims, or unfavorable developments on existing claims, our results of operations and financial condition could be materially and adversely affected.

We could incur material costs and losses as a result of claims that our materials do not meet regulatory requirements or contractual specifications.

We provide our customers with materials designed to comply with building codes or other regulatory requirements, as well as any applicable contractual specifications. If our materials do not satisfy these requirements and specifications, material claims may arise against us, our reputation could be damaged and, if any such claims are for an uninsured, non-indemnified or product-related matter, then resolution of such claim against us could have a material adverse effect on our financial condition, results of operations or liquidity.

We may incur higher costs to lease, acquire and maintain equipment necessary for our operations, and the market value of our owned equipment may decline.

A significant portion of our projects are built with our own construction equipment rather than leased or rented equipment. To the extent that we are unable to buy construction equipment necessary for our needs, either due to a lack of available funding or equipment shortages in the marketplace, we may be forced to rent equipment on a short-term basis, which could increase the costs of performing our contracts.

The equipment that we own or lease requires continuous maintenance, for which we maintain our own repair facilities. If we are unable to continue to maintain the equipment in our fleet, we may be forced to obtain third-party repair services, which could increase our costs. In addition, the market value of our equipment may unexpectedly decline at a faster rate than anticipated.

Force majeure events, such as natural disasters, epidemics, pandemics and terrorists' actions, could negatively impact our business, which may affect our financial condition, results of operations or cash flows.

Force majeure or extraordinary events beyond the control of the contracting parties, such as natural and man-made disasters, epidemics, pandemics and terrorists' actions, could negatively impact the economies in which we operate. We often negotiate contract language where we are allowed certain relief from force majeure events in private customer contracts and review and attempt to mitigate force majeure events in both public and private customer contracts. We remain obligated to perform our services after most extraordinary events subject to relief that may be available pursuant to a force majeure clause. If we are not able to react quickly to force majeure events, our operations may be affected significantly, which would have a negative impact on our business, financial condition, results of operations and cash flows.

We may choose, or be required, to pay our subcontractors even if our customers do not pay, or delay paying us for the related services.

We use subcontractors to perform portions of our services. In some cases, we pay our subcontractors before our customers pay us for the related services. We could experience a material decrease in profitability and liquidity if we choose, or are required, to pay our subcontractors for work performed for customers that fail to pay, or delay paying us, for the related work.

Our subcontractors may fail to satisfy their obligations to us or other parties, or we may be unable to maintain these relationships, either of which may have a material adverse effect on our business, financial condition, results of operations, profitability, cash flows and growth prospects.

We depend on subcontractors to perform work on some of our projects. There is a risk that we may have disputes with subcontractors arising from, among other things, the quality and timeliness of the work they perform, customer concerns about our subcontractors, or our failure to extend existing work orders or issue new work orders under a subcontracting arrangement. If any of our subcontractors fails to deliver the agreed-upon supplies and/or perform the agreed-upon services on a timely basis, then our ability to fulfill our obligations as a prime contractor may be jeopardized. In addition, the absence of qualified subcontractors with whom we have satisfactory relationships could adversely affect our ability to perform under some of our contracts or the quality of the services we provide. Any of these factors could have a material adverse effect on our results of operations, cash flows and liquidity.

We also rely on suppliers to obtain the necessary materials for certain projects, and on equipment manufacturers and lessors to provide us with the equipment we require to conduct our operations. Although we are not dependent on any single supplier or equipment manufacturer or lessor, any substantial limitation on the availability of required suppliers or equipment could negatively affect our operations. Market and economic conditions could contribute to a lack of available suppliers or equipment. If we cannot acquire sufficient materials or equipment, it could materially and adversely affect our business, financial condition, results of operations, profitability, cash flows and growth prospects.

Risks Related to Our Business and Industry

Our business has been affected by numerous economic factors, including inflation, volatile financial markets, supply chain disruptions and shortages of materials and labor.

Economic conditions, including inflation, supply chain disruptions and labor and materials shortages, have negatively impacted us, and may continue to do so in the future. With the ongoing conflicts in the Gaza Strip, the Red Sea region and in Europe between Ukraine and Russia, there has been a high degree of volatility in commodity and energy markets that affects our customers' businesses. In addition, inflationary factors, such as increases in the labor costs, material costs, and overhead costs, may also adversely affect our financial condition and results of operations. Although inflation in the United States has moderated slightly recently, it has remained elevated over the past few years and we cannot predict any future inflation trends. In some cases, we have had to bid more competitively than before to win work, which has compressed margins given the higher inflation. Additionally, in March 2023, the FDIC took control and was appointed receiver of Silicon Valley Bank and New York Signature Bank. While we do not have any direct exposure to these banks, if other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our operations may be negatively impacted, including any inability on our part, or on our customers' parts, to access cash, cash equivalents or investments. Continuing inflation, elevated interest rates for prolonged periods and energy costs, supply chain disruptions, bank failures, and other economic factors may have the effect of further increasing economic uncertainty and heightening the risks caused by volatility in financial markets, which may result in economic downturn or recession.

An inability to obtain bonding could limit the aggregate dollar amount of contracts that we are able to pursue.

As is customary in the construction business, we are required to provide surety bonds to our customers to secure our performance under construction contracts. Our ability to obtain surety bonds primarily depends upon our capitalization, working capital, past performance, management expertise and reputation, as well as certain external factors, including the overall capacity of the surety market. Surety companies consider such factors in relationship to the amount of our backlog and their underwriting standards, which may change from time to time. Events that adversely affect the insurance and bonding markets generally may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost. If we are unable to obtain adequate bonding or if the cost of bonding materially increased, it would limit the amount that we can bid on new contracts, limit the competitiveness of our bids, and could have a material adverse effect on our future revenue and business prospects.

For projects that started prior to consummation of the AECOM Sale Transaction ("Legacy Projects") to obtain bonding may also be impacted by AECOM, who is the credit support provider for the surety bonds in place for our Legacy Projects. See "If AECOM defaults on its contractual obligations under agreements in which we are a beneficiary, our business could be materially and adversely impacted" for further discussion.

Although the infrastructure market is relatively less susceptible to fluctuations in the market, economic downturns or reductions in government funding of infrastructure projects could reduce our revenue and profits and have a material adverse effect on our results of operations.

Our business is highly dependent on the amount and timing of infrastructure work funded by various governmental entities, which, in turn, depends on the overall condition of the economy, the need for new or replacement infrastructure, the priorities placed on various projects funded by governmental entities and federal, state or local government spending levels. Spending on infrastructure could decline for numerous reasons, including decreased revenue received by state and local governments for spending on such projects, including federal funding. The most recent recession caused a nationwide decline in home sales and an increase in foreclosures, which correspondingly resulted in decreases in property taxes and some other local taxes, which are among the sources of funding for water and other critical infrastructure construction. State spending on infrastructure can be adversely affected by decreases or delays in, or uncertainties regarding, federal funding, including as a result of changing governmental priorities following the 2024 U.S. elections, which could adversely affect us.

We generate a significant portion of our revenue in California and adverse changes to the economy and business environment in the state has had an adverse effect on, and could continue to adversely affect, our operations, which could lead to lower revenue and reduced profitability.

Because of our geographic concentration in California, we are susceptible to fluctuations in our business caused by adverse economic or other conditions in the state, including natural or other disasters. A stagnant or depressed economy in California has in the past adversely affected, and could continue to adversely affect, our business and results of operations as well as the availability of state and local government funding.

As a result of the current importance of our California operations and anticipated continued growth from these operations, our revenue over the next several years is expected to be largely dependent on economic and regulatory conditions in California. If California experiences an economic downturn, or if the regulatory environment changes in a way that adversely affects our ability to do business or limits our competitive advantages, our profitability and growth prospects may be materially adversely affected. Similarly, due to our geographic concentration in California, a natural disaster or major event that disrupts these markets or the related workforce, such as the wildfires that affected Los Angeles and other surrounding areas in early 2025, could have an immediate and material adverse impact on our operations and profitability.

We work in a highly competitive marketplace.

In the past, a majority of the contracts on which we bid were awarded through a competitive bid process, with awards generally being made to the lowest bidder, but sometimes recognizing other factors, such as shorter contract schedules or prior experience with the customer. For our design-build and other alternative methods of delivering projects, reputation, marketing efforts, quality of design and minimizing public inconvenience are also significant factors considered in awarding contracts, in addition to cost. Within our markets, we compete with many international, national, regional and local construction firms. The strong competition in our markets requires maintaining skilled personnel, investing in technology and puts pressure on our profit margins. Some of these

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competitors have achieved greater market penetration than we have in the markets in which we compete, and some may have greater financial and other resources than we do. In addition, there are a number of international and national companies in our industry that are larger than we are that, if they so desire, could establish a presence in our markets and compete with us for contracts.

The cancellation of significant contracts or our disqualification from bidding for new contracts could reduce our revenue and profits and have a material adverse effect on our results of operations.

Contracts that we enter into with governmental entities can usually be canceled at any time by them with payment only for the work already completed. In addition, we could be prohibited from bidding on certain governmental contracts if we fail to maintain qualifications required by those entities. A cancellation of an unfinished contract or our debarment from the bidding process could cause our equipment and work crews to be idled for a significant period of time until other comparable work becomes available, which could have a material adverse effect on our business and results of operations.

We have a limited operating history as an independent company and have been historically dependent on our prior owner, AECOM.

We operated as a division of AECOM until our separation in January 2021. Accordingly, our business historically relied upon AECOM's corporate infrastructure for services to support our business functions and relationships with third-party providers. Since separating from AECOM, in addition to working to complete the Legacy Projects (including the Legacy Loss Projects) we have worked to create and/or supplement the corporate infrastructure necessary to operate as an independent company, and have incurred related costs and expenses. That said, we have expended, and expect to continue to expend, significant efforts and costs to (i) replace or otherwise upgrade our systems, including our information technology ("IT") and enterprise resource planning systems, (ii) implement additional financial, IT, and management controls, (iii) implement reporting systems and procedures, (iv) hire additional management, IT, accounting, finance, legal, human resources, and other administrative staff and third-party service providers, (v) establish employee benefit programs, (vi) carry out audit, tax and legal functions, and (vii) establish banking and credit facility arrangements. Any interruption in these services could have a material adverse effect on our business, financial condition, results of operations, profitability, cash flows and growth products. We may also be unable to obtain necessary bonding as we historically were dependent on AECOM to provide the requisite credit support. See "*Risks Related to our Business and Industry - An inability to obtain bonding could limit the aggregate dollar amount of contracts that we are able to pursue.*"

We may be required to make additional payments to AECOM pursuant to contractual arrangements.

We may be required to make additional payments to our prior owner, AECOM, which could adversely impact our business. Pursuant to the Purchase Agreement entered into in connection with the AECOM Sale Transaction, we are required to make payments to the Seller Entities under certain circumstances. Potential payments to the Seller Entities set forth in the Purchase Agreement include the payment of a portion of actual income tax benefits realized (i.e., in cash or through an actual reduction in liability for tax) as a result of AECOM's election under Treasury Regulations Section 1.1502-36(d)(6). See *"Management's Discussion and Analysis of Financial Condition and Results of Operations — Our History, the AECOM Sale Transaction and 2024 Financing Transactions — AECOM Sale Transaction"* for further discussion.

If AECOM defaults on its contractual obligations under agreements in which we are a beneficiary, our business could be materially and adversely impacted.

As our prior owner, AECOM is the credit support provider for the surety bonds in place for all our Legacy Projects, which consist of the bonded projects that were ongoing as of the closing of the AECOM Sale Transaction. In the event AECOM were to experience financial distress and/or the bonding companies otherwise determined that the creditworthiness of AECOM was not sufficient, the underlying sureties could require that we provide additional credit support in the form of guarantees, letters of credit, collateral, or otherwise which could materially and adversely impact our business.

Similarly, if the applicable agreements relating to any of the Legacy Projects require that the amount of the bond with respect to such project be increased, we will need to request that AECOM provide such an increase. In the event AECOM refuses to cooperate, the lack of required bonding could result in a default by us under the underlying project agreement as well as a right of the counterparty to terminate the underlying project agreement, any of which could materially and adversely impact our business.

Timing of the award and performance of new contracts could have an adverse effect on our results of operations and cash flows.

Historically, a substantial portion of our revenue and earnings is generated from large-scale project awards. The timing of project awards is unpredictable and outside of our control. Awards, including expansions of existing projects, often involve complex and lengthy negotiations and competitive bidding processes. These processes can be impacted by a wide variety of factors including a customer's decision to not proceed with the development of a project, governmental approvals, financing contingencies, commodity prices, environmental conditions and overall market and economic conditions. We may not win contracts that we have bid upon due to price, a customer's perception of our ability to perform and/or perceived technology advantages held by others. Many of our competitors may be more inclined to take greater or unusual risks or terms and conditions in a contract that we might not deem acceptable. Because a significant portion of our revenue is generated from large projects, our results of operations can fluctuate quarterly and annually depending on whether and when large project awards occur and the commencement and progress of work under large contracts already awarded. As a result, we are subject to the risk of losing new awards to competitors or the risk that revenue may not be derived from awarded projects as quickly as anticipated.

The uncertainty of the timing of contract awards may also present difficulties in matching the size of our equipment fleet and work crews with contract needs. In some cases, we may maintain and bear the cost of more equipment and ready work crews than are currently required, in anticipation of future needs for existing contracts or expected future contracts. If a contract is delayed or an expected contract award is not received, we would incur costs that could have a material adverse effect on our anticipated profit.

In addition, the timing of the revenue, earnings and cash flows from our contracts can be delayed by a number of factors, including adverse weather conditions, such as prolonged or intense periods of rain, snow, wildfires, storms or flooding, delays in receiving material and equipment from suppliers and services from subcontractors, labor shortages and changes in the scope of work to be performed. Such delays, if they occur, could have adverse effects on our results of operations for current and future periods until the affected contracts are completed.

Our participation in construction joint ventures exposes us to liability and/or harm to our reputation for failures of our partners.

As part of our business, we are a party to joint ventures, pursuant to which we typically jointly bid on and execute particular projects with other companies in the construction industry. Success on these joint projects depends upon managing the risks discussed in the various risks described in these "*Risk Factors"* and on whether our joint venture partners satisfy their contractual obligations.

We and our joint venture partners are generally jointly and severally liable for all liabilities and obligations of our joint ventures. If a joint venture partner fails to perform or is financially unable to bear its portion of required capital contributions or other obligations, including liabilities stemming from lawsuits, we could be required to make additional investments, provide additional services or pay more than our proportionate share of a liability to make up for our partner's shortfall. Furthermore, if we are unable to adequately address our partner's performance issues, the customer may terminate the project, which could result in legal liability to us, harm to our reputation and reduction to our profit on a project.

In connection with acquisitions, certain counterparties to joint ventures, which may include our historical direct competitors, may not desire to continue such arrangements with us and may terminate the joint ventures or not enter into new arrangements. Any termination of a joint venture could cause us to reduce our backlog and could materially and adversely affect our business, results of operations and financial condition.

Our dependence on a limited number of customers could adversely affect our business and results of operations.

Due to the size and nature of our construction contracts, one or a few customers have in the past and may in the future represent a substantial portion of our consolidated revenue and gross margin in any one year or over a period of several consecutive years. Similarly, our backlog frequently reflects multiple contracts for certain customers, therefore, one customer may comprise a significant percentage of backlog at a certain point in time. The loss of business from any one of such customers could have a material adverse effect on our business or results of operations. Also, a default or delay in payment on a significant scale by a customer could materially adversely affect our business, results of operations, cash flows and financial condition.

Strikes or work stoppages could have a negative impact on our operations and results.

We are party to collective bargaining agreements covering a majority of our craft workforce. Although all such collective bargaining agreements prohibit strikes and work stoppages, we cannot be certain that strikes or work stoppages will not occur despite the terms of these agreements. Strikes or work stoppages could adversely affect our relationships with our customers and cause us to lose business. Additionally, as current agreements expire, the labor unions may not be able to negotiate extensions or replacements on terms favorable to their members, or at all, or avoid strikes, lockouts or other labor actions from time to time that may affect their members.

Therefore, it cannot be assured that new agreements will be reached with employee labor unions as existing contracts expire, or on desirable terms. Any action against us relating to the union workforce we employ could have a material adverse effect on our business, financial condition, results of operations, profitability, cash flows and growth prospects. Further, our responses to any union organizing efforts could negatively impact how our brand is perceived by our employees and customers and have material adverse effects on our business and future results. Overall, although strikes, work stoppages and other labor disputes have not had a significant impact on our operations or results in the past, such labor actions, or an inability to renew the collective bargaining agreements, could have a significant impact on our operations and results if they occur in the future.

Our dependence on subcontractors and suppliers of materials could increase our costs and impair our ability to complete contracts on a timely basis or at all, which would adversely affect our profits and cash flows.

We rely on third-party subcontractors to perform some of the work on many of our contracts. We also rely on third-party suppliers to provide most of the materials (including aggregates, cement, asphalt, concrete, steel, pipe, oil and fuel) for our contracts.

We generally do not bid on contracts unless we have commitments from suppliers for the materials and subcontractors for certain of the services required to complete the contract and at prices that we have included in our bid (except in some instances for trucking arrangements). Thus, to the extent that we cannot obtain commitments from our suppliers for materials and subcontractors for certain of the services, our ability to bid for contracts may be impaired. In addition, if a supplier or subcontractor is unable to deliver materials or services according to the negotiated terms of a supply/services agreement for any reason, including the deterioration of its financial condition, we may suffer delays and be required to purchase the materials or services from another source at a higher price or incur other unanticipated costs. This may reduce the profit to be realized, or result in a loss, on a contract.

Diesel fuel and other petroleum-based products are utilized to operate the plants and equipment on which we rely to perform our construction contracts. Future increases in the costs of fuel and other petroleum-based products used in our business, particularly if a bid has been submitted for a contract and the costs of such products have been estimated at amounts less than the actual costs thereof, could result in a lower profit, or a loss, on a contract.

An inability to secure sufficient aggregates could have a negative impact on our future results of operations.

We require aggregates (raw materials that are produced from natural sources and extracted from pits and quarries such as gravel, crushed stone and sand) in connection with our business. Strict governmental regulations and the limited number of properties containing useful aggregates have made it increasingly challenging and costly to obtain sufficient aggregates to support our business, both with respect to internal use and third-party sales. If we are unable to obtain aggregates to support our business, then our financial condition, results of operations and cash flows may be adversely affected.

Unavailability of insurance coverage could have a negative effect on our operations and results.

We maintain insurance coverage as part of our overall risk management strategy and pursuant to requirements to maintain specific coverage that are contained in our financing agreements and in most of our construction contracts. Although we have been able to obtain reasonably priced insurance coverage to meet our requirements in the past, there is no assurance that we will be able to do so in the future. For example, catastrophic events can result in decreased coverage limits, more limited coverage and increased premium costs or deductibles. Our inability to obtain adequate insurance coverage could subject us to increased out-of-pocket expenses in the event of a claim and could have an adverse impact on our ability to procure new work, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Acquisition activity presents certain risks to our business, operations and financial condition, and we may not realize the financial and strategic goals contemplated at the time of a transaction.

We expect that acquisitions will be an important part of our long-term growth strategy. Successful execution following the closing of an acquisition is essential to achieving the anticipated benefits of the transaction. We expect to make acquisitions to expand into new markets and our acquisition strategy depends on our ability to complete and integrate the acquisitions. Mergers and acquisitions are inherently risky, and any mergers and acquisitions that we complete may not be successful. The process of integrating an acquired company's business into our operations is challenging and may result in expected or unexpected operating or compliance challenges, which may require significant expenditures and a significant amount of our management's attention that would otherwise be focused on the ongoing operation of our business. The potential difficulties or risks of integrating an acquired company's business include, among others:

- the effect of the acquisition on our financial and strategic positions and our reputation,

- risk that we fail to successfully implement our business plan for the combined business,

- risk that we are unable to obtain the anticipated benefits of the acquisition, including synergies or economies of scale,

- challenges in reconciling business practices or in integrating activities, logistics or information technology and other systems,

- challenges in reconciling accounting issues, especially if an acquired company utilizes accounting principles different from those we use,

- retention risk with respect to key customers, suppliers and employees and challenges in retaining, assimilating and training new employees,

- potential failure of the due diligence processes to identify significant problems, liabilities or other shortcomings or challenges of an acquired company, which could result in unexpected litigation, regulatory exposure, financial contingencies and known and unknown liabilities, and

- challenges in complying with newly applicable laws and regulations, including obtaining or retaining required approvals, licenses and permits.

Our acquisitions may also result in the expenditure of available cash and amortization of expenses any of which could have a material adverse effect on our results of operations or financial condition. Investments in immature businesses with unproven track records have an especially high degree of risk, with the possibility that we may lose the value of our entire investments or incur additional unexpected liabilities. Large or costly acquisitions or investments may also diminish our capital resources and liquidity or limit our ability to engage in additional transactions for a period of time. All of the foregoing risks may be magnified as the cost, size or complexity of an acquisition or acquired company increases, or where the acquired company's market or business are materially different from ours, or where more than one integration is occurring simultaneously or within a concentrated period of time.

In addition, in the future we may require significant financing to complete an acquisition or investment, whether through bank loans, raising of debt or otherwise. We cannot assure you that such financing options will be available to us on reasonable terms, or at all. If we are not able to obtain such necessary financing, it could have an impact on our ability to consummate a substantial acquisition or investment and execute our growth strategy. Alternatively, we may issue a significant number of shares as consideration for an acquisition, which would have a dilutive effect on our existing stockholders.

Amounts included in our backlog may not result in actual revenue or translate into profits. Our backlog is subject to cancellation and unexpected adjustments and therefore is an uncertain indicator of future results of operations.

Our backlog consists of the remaining unearned revenue on awarded contracts, including our pro-rata share of work to be performed by unconsolidated joint ventures, less the joint venture partners' pro-rata share of work to be performed by consolidated joint ventures. We include in backlog estimates of the amount of consideration to be received, including bonuses, awards, incentive fees, fixed-price awards, claims, unpriced change orders, penalties, minimum customer commitments on cost-plus arrangements, liquidated damages and certain time and material arrangements in which the estimated value is firm or can be estimated with a reasonable amount of certainty in both timing and amounts. As construction on our contracts progresses, we increase or decrease backlog to take account of changes in estimated quantities under fixed-price contracts, as well as to reflect changed conditions, change orders and other variations from initially anticipated contract revenue and costs, including completion penalties and bonuses. Substantially all of the contracts in our backlog may be canceled or modified at the election of the customer. As of January 3, 2025, our backlog was approximately $822 million. Most of our contracts are cancelable on short or no advance notice. Reductions in backlog due to cancellation by a customer, or for other reasons, could significantly reduce the revenue that we actually receive from contracts in backlog. In the event of a project cancellation, we may be reimbursed for certain costs, but we typically have no contractual right to the total revenue reflected in our backlog. Backlog amounts are determined based on target price estimates that incorporate historical trends, anticipated seasonal impacts, experience from similar projects and from communications with our customers. These estimates may prove inaccurate, which could cause estimated revenue to be realized in periods later than originally expected, or not at all. In the past, we have occasionally experienced postponements, cancellations and reductions in expected future work due to changes in our customers' spending plans, as well as on construction projects, due to market volatility, regulatory and other factors. There can be no assurance as to our customers' requirements or the accuracy of our estimates. As a result, our backlog as of any particular date is an uncertain indicator of future revenue and earnings. In addition, contracts included in our backlog may not be profitable. If our backlog fails to materialize, our business, financial condition, results of operations, profitability, cash flows and growth prospects could be materially and adversely affected.

The method of recognizing revenue over time using an input method based on costs incurred relative to total expected costs involves significant estimates which may result in material adjustments, which could result in a charge against our earnings.

We recognize contract revenue over time based on costs incurred. Under this method, estimated contract revenue are recognized by applying the percentage of completion of the project for the period based on the ratio of costs incurred to the total estimated costs at completion for the contract. If estimates of costs to complete fixed-price contracts indicate a loss, a provision is made through a contract write-down for the total loss anticipated. Total contract revenue and cost estimates are reviewed and revised at a minimum on a quarterly basis as the work progresses and as change orders are approved. Adjustments based upon the percentage of completion are reflected in contract revenue in the period when these estimates are revised. To the extent that these adjustments result in an increase or a reduction in or an elimination of previously reported contract profit, we recognize a credit or a charge against current earnings, as applicable. Such credits or charges could be material and could cause our results to fluctuate materially from period to period.

Accounting for our contract related revenue and costs, as well as other expenses, require management to make a variety of significant estimates and assumptions. Although we believe we have the experience and processes to enable us to formulate appropriate assumptions and produce reasonably dependable estimates, these assumptions and estimates are subject to the risks inherent in estimates, including unanticipated delays or technical complications. Variances in actual results from related estimates on a large project, or on several smaller projects, could be material. The full amount of an estimated loss on a contract is recognized in the period that our estimates indicate such a loss. Such adjustments and accrued losses could result in reduced profitability from a reversal of previously recorded revenue and profits, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be required to make significant future contributions to multiemployer pension plans in which we participate.

We participate in various multiemployer pension plans in the United States under union agreements that generally provide defined benefits to employees covered by collective bargaining agreements. Absent an applicable exemption, a contributor to a U.S. multiemployer plan is liable, upon termination or withdrawal from a plan, for its proportionate share of the plan's underfunded vested liability. Funding requirements for benefit obligations of these multiemployer pension plans are subject to certain regulatory requirements, and we may be required to make cash contributions that may be material to one or more of these plans to satisfy certain underfunded benefit obligations. As of January 3, 2025 and December 29, 2023, we recorded no liability for underfunding of multiemployer pension plans in which we participate, as no events triggering our obligation to make contributions for such underfunding were deemed probable to occur.

Debt agreements governing our current indebtedness contain, and debt agreements governing our future indebtedness may contain, certain covenants and other restrictions that may limit our ability to operate our business. Failure to comply with such covenants and other restrictions, or our inability to service any current indebtedness or future indebtedness, could adversely impact our business.

In March 2023, we entered into a Revolving Credit Facility (as amended, the "Revolving Credit Facility") and on May 20, 2024, we, as guarantor, and our wholly-owned subsidiaries as borrowers, entered into a Credit Agreement (as amended, the "Credit Agreement"). The terms of our existing debt agreements (including our Revolving Credit Facility and our Credit Agreement) contain, and any debt agreements governing our future indebtedness may contain, a number of restrictive covenants and other provisions that impose significant operating and financial restrictions on us, including restrictions on our ability, and the ability of our subsidiaries, to take actions that may be in our best interests, including, among others, disposing of assets, entering into change of control transactions, mergers or acquisitions, incurring additional indebtedness, granting liens on our assets, declaring and paying dividends, and agreeing to do any of the foregoing.

While we are currently in compliance with all covenants under the Revolving Credit Facility and the Credit Agreement, our ability to meet financial covenants can be affected by events beyond our control, and we may not be able to continue to meet such covenants in the future. A breach of any of these covenants or other restrictions or the occurrence of other events (including a material adverse effect or the inability to generate cash to service our obligations under our debt agreements) specified in our debt agreements could result in an event of default. Upon the occurrence of an event of default, our lenders could elect to declare all amounts outstanding, if any, to be immediately due and payable and terminate all commitments to extend further credit under our debt agreements. If we were unable to repay those amounts, we could be forced to curtail our operations, reorganize our capital structure (including through bankruptcy proceedings) or liquidate some or all of our assets in a manner that could adversely impact our business and cause holders of our securities to experience a partial or total loss of their investment in us.

We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which could impair our ability to operate our business or achieve our growth objectives.

Our ongoing ability to generate cash is important for funding our continuing operations, making acquisitions and servicing our indebtedness. To the extent that existing cash balances and cash flows from operations, together with borrowing capacity under our existing debt agreements, are insufficient to make investments or acquisitions or provide needed working capital, we may require additional financing from other sources. Our ability to obtain such additional financing in the future will depend in part on prevailing market conditions, as well as conditions in our business and our results of operations. In addition, if AECOM defaults on its contractual obligations under agreements in which we are a beneficiary, our ability to obtain financing could be adversely impacted. Furthermore, if global economic, political or other market conditions adversely affect the financial institutions that provide credit to us, it is possible that our ability to draw upon our existing debt and credit facility may be impacted. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make certain investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges, each of which could have a material adverse impact on our business, financial condition, results of operations and cash flows.

We must manage our liquidity carefully to fund our working capital.

The need for working capital for our business varies due to fluctuations in the following amounts, among other factors:

- receivables;
- contract retentions;
- contract assets;
- contract liabilities;
- the size and status of contract mobilization payments and progress billings; and
- the amounts owed to suppliers and subcontractors.

We may have limited cash on hand and the timing of payments on our contract receivables is difficult to predict. If the timing of payments on our receivables is delayed or the amount of such payments is less than expected, our liquidity and ability to fund working capital could be materially and adversely affected.

Because our industry is capital-intensive and we have significant fixed and semi-fixed costs, our profitability is sensitive to changes in volume.

The property, plant and equipment needed to produce our products and provide our services can be very expensive. We must spend a substantial amount of capital to purchase and maintain such assets. Although we believe our current cash balance, along with our projected internal cash flows and available financing sources, will provide sufficient cash to support our currently anticipated operating and capital needs, if we are unable to generate sufficient cash to purchase and maintain the property, plant and equipment necessary to operate our business, or if the timing of payments on our receivables is delayed, we may be required to reduce or delay planned capital expenditures or to incur additional indebtedness. In addition, due to the level of fixed and semi-fixed costs associated with our business, volume decreases could have a material adverse effect on our financial condition, results of operations or liquidity.

We rely on IT systems to conduct our business, and disruption, failure or security breaches of these systems could adversely affect our business and results of operations.

We rely on IT systems in order to achieve our business objectives. We also rely upon industry accepted security measures and technology to securely maintain confidential information maintained on our IT systems. However, our portfolio of hardware and software products, solutions and services and our enterprise IT systems may be vulnerable to damage or disruption caused by circumstances beyond our control such as catastrophic events, power outages, natural disasters, computer system or network failures, computer viruses, cyber-attacks or other malicious software programs. The failure or disruption of our IT systems to perform as anticipated for any reason could disrupt our business and result in decreased performance, significant remediation costs, transaction errors, loss of data, processing inefficiencies, downtime, litigation and the loss of suppliers or customers. A significant disruption or failure could have a material adverse effect on our business operations, financial performance and financial condition.

We have implemented processes for systems under our control intended to mitigate risks, however, we can provide no guarantee that those risk mitigation measures will be effective. While we have historically been successful overall in defending against cybersecurity attacks and breaches, we have experienced nonmaterial breaches in the past and will likely again experience one or more breaches of some extent in the future, some of which may be material. In addition, the rapid evolution and increased adoption of artificial intelligence technologies may intensify our cybersecurity risks. We have incurred and may in the future incur significant costs in order to implement, maintain and/or update security systems we feel are necessary to protect our information systems, including due to the rapid evolution and increased adoption of artificial intelligence and machine learning technologies and especially as we continue to operate under a hybrid working model under which employees can work and access our technology infrastructure remotely. We may also miscalculate the level of investment necessary to protect our systems adequately. Since the techniques used to obtain unauthorized access or to sabotage systems change frequently and are often not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures.

Our business also requires us to share confidential information with suppliers and other third parties. Although we take steps to secure confidential information that is provided to third parties, such measures may not always be effective and data breaches, losses or other unauthorized access to or releases of confidential information may occur and could materially adversely affect our reputation, financial condition and results of operations and could result in liability or penalties under data privacy laws.

To the extent that any system failure, accident or security breach results in material disruptions or interruptions to our operations or the theft, loss or disclosure of, or damage to our data or confidential information, including our intellectual property, our reputation, business, results of operations and/or financial condition could be materially adversely affected.

Cybersecurity attacks on or breaches of our information technology environment could result in business interruptions, remediation costs and/or legal claims.

To protect confidential customer, vendor, financial and employee information, we employ information security measures that secure our information systems from cybersecurity attacks or breaches. Even with these measures, we may be subject to unauthorized access of digital data with the intent to misappropriate information, corrupt data or cause operational disruptions. If a failure of our safeguarding measures were to occur, or if software or third-party vendors that support our information technology environment are compromised, it could have a negative impact to our business and result in business interruptions, remediation costs and/or legal claims, which could have a material adverse effect on our business, financial condition, results of operations and cash flows and which may not be fully insured by our cyber risk insurance policy. For example, the SEC recently adopted rules requiring the disclosure of cybersecurity incidents that we determine to be "material," to be made within four business days of such determination, which can be complex, requiring a number of assumptions based on several factors. It is possible that the SEC may not agree with our determinations, which could result in fines, civil litigation or damage to our reputation. For more information about our cybersecurity risk management processes, see "Item 1C. Cybersecurity."

Our business is seasonal and is affected by adverse weather conditions and the spending patterns of our customers, exposing us to variable quarterly results.

Some of our customers reduce their expenditures and work order requests towards the end of the fiscal year. Adverse weather conditions, particularly during the fall and winter seasons, can also affect our ability to perform outdoor services in certain regions. As a result, we generally experience reduced revenue in the first quarter of each fiscal year. Natural catastrophes and severe weather could also have a negative effect on the economy overall and on our ability to perform outdoor services in affected regions or utilize equipment and crews stationed in those regions, which could negatively affect our results of operations, cash flows and liquidity.

Pandemics and public health emergencies could materially disrupt our business and negatively impact our results of operations, cash flows and financial condition.

Pandemics and public health emergencies may impact our results of operations, cash flows and financial condition in ways that are uncertain, unpredictable and outside of our control. The extent of the impact of such an event depends on the severity and duration of the public health emergency or pandemic, as well as the nature and duration of federal, state and local laws, orders, rules, emergency temporary standards, regulations and mandates, together with protocols and contractual requirements implemented by our customers, that may be enacted or newly enforced in response. Additionally, our ability to perform our work during such an event may be dependent on the governmental or societal responses to these circumstances in the markets in which we operate. We experienced many of these risks in connection with the COVID-19 pandemic. A pandemic or public health emergency is likely to heighten and exacerbate the risks described herein and could adversely affect our revenue, results of operations, and cash flows.

We have recorded intangible assets that could become impaired and adversely affect our results of operations. Assessing whether impairment has occurred requires us to make significant judgments and assumptions about the future, which are inherently subject to risks and uncertainties, and if actual events turn out to be materially less favorable than the judgments we make and the assumptions we use, we may be required to record impairment charges in the future.

Our intangible assets recorded consist of trademarks and customer contracts. We assess these assets for impairment annually, or more often if required. Our assessments involve a number of estimates and assumptions that are inherently subjective, require significant judgment and involve highly uncertain matters that are subject to change. The use of different assumptions or estimates could materially affect the determination as to whether or not an impairment has occurred. In addition, if future events are less favorable than what we assumed or estimated in our impairment analysis, we may be required to record an impairment charge, which could have a material adverse impact on our consolidated financial statements.

Both we and our customers use certain commodity products that are subject to significant price fluctuations. These fluctuations may have a material adverse effect on both our and our customers' financial condition, results of operations and cash flows. Fluctuations in commodity prices may also affect our customers' investment decisions and therefore subject us to risks of cancellation, delays in existing work, or changes in the timing and funding of new awards.

We are exposed to various commodity price risks, including, but not limited to, cement, steel, liquid asphalt, lumber, diesel fuel, natural gas and propane arising from transactions that are entered into in the normal course of business. We use petroleum based products, such as fuels, lubricants and liquid asphalt, to power or lubricate our equipment, operate our plants and as a significant ingredient in the asphaltic concrete we manufacture for sale to third parties and use in our asphalt paving construction projects. Although we are partially protected by asphalt or fuel price escalation clauses in some of our contracts, many contracts provide no such protection. We also use steel and other commodities in our construction projects that can be subject to significant price fluctuations. In order to manage or reduce commodity price risk, we monitor the costs of these commodities at the time of bid and price them into our contracts accordingly. Additionally, some of our contracts may include commodity price escalation clauses which partially protect us from increasing prices. Significant price fluctuations could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Commodity prices can also affect our customers in a number of ways. For example, for those customers that produce commodity products such as concrete, steel products, lumber and oil and gas, fluctuations in price can have a direct effect on their profitability and cash flows and, therefore, their willingness to continue to invest or make new capital investments. To the extent commodity prices decline or fluctuate and our customers defer new investments or cancel or delay existing projects, the demand for our services decreases, which may have a material adverse impact on our business, financial condition, results of operations and cash flows.

Continuing inflation and/or elevated interest rates for prolonged periods could have an adverse effect on our business, financial condition and results of operations.

Economic factors, including continuing inflation and elevated interest rates for prolonged periods, could have a negative impact on our business. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to Legal and Governmental Regulation

Our financial results could be impacted by uncertainty in U.S. trade policy, including uncertainty surrounding changes in tariffs, trade agreements or other trade restrictions imposed by the U.S. or other governments.

Our ability to conduct business can be impacted by changes in tariffs, changes or repeals of trade agreements or the imposition of other trade restrictions or retaliatory actions imposed by various governments. For example, the new U.S. presidential administration has proposed to significantly increase tariffs on foreign imports into the United States, and any new tariffs have been and continue to be rapidly and actively evolving. The state, duration and scope of any tariffs enacted are uncertain and unpredictable. Other effects of these changes, including responsive actions from governments and the unpredictability of U.S. governmental action and response, could also have significant impacts on our financial results. We cannot predict what further action may be taken with respect to tariffs or trade relations between the U.S. and other governments, and any further changes in U.S. or international trade policy could have an adverse impact on our business.

Environmental laws and regulations and any changes to, or liabilities arising under, such laws and regulations could have a material adverse effect on our financial condition, results of operations and liquidity.

Our operations are subject to stringent and complex federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection and public health and safety. These laws and regulations impose numerous obligations applicable to our operations, including requirements to obtain a permit or other approval before conducting regulated activities, restrictions on the types, quantities and concentration of materials that can be released into the environment, limitations on activities on certain lands lying within wilderness, wetlands and other protected areas, and assessments of substantial liabilities for pollution resulting from our operations. For example, a number of governmental bodies have finalized, proposed or are contemplating legislative and regulatory actions to reduce emissions of greenhouse gases, such as monitoring, reporting and emissions control requirements for certain large sources of greenhouse gases and greenhouse gas cap-and-trade programs. Although certain of these actions are currently stayed pending judicial review and it is uncertain whether all applicable governing bodies will continue to pursue such legislation and regulation, particularly in light of the changing governing bodies as a result of the 2024 election cycle, if implemented as proposed, because we emit greenhouse gases through the combustion of fossil fuels as part of our operations, any such laws and regulations applicable to jurisdictions in which we operate could require us to incur costs to reduce greenhouse gas emissions associated with our operations, which would significantly increase our climate-related costs and disclosure obligations.

We have in the past been, and may in the future be, required to remediate contaminated properties currently or formerly owned or operated by us or third-party facilities that receive waste generated by our operations, regardless of whether such contamination resulted from our own actions or those of others and whether such actions complied with applicable laws at the time they were taken. In connection with certain acquisitions, we could assume, or be required to provide indemnification against, environmental liabilities that could expose us to material losses. Furthermore, the existence of contamination at properties that we own, lease or operate could result in increased operational costs or restrictions on our ability to use those properties as intended, including for mining purposes.

Numerous government authorities, such as the EPA and analogous state agencies, have the power to enforce compliance with these laws and the permits issued under them. Such enforcement actions often involve difficult and costly compliance measures or corrective actions. Certain environmental laws impose strict liability (i.e., no showing of "fault" is required) or joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been stored or released. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, compensatory damages, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations. In addition, we may experience delays in obtaining, or be unable to obtain, required permits, which may delay or interrupt our operations and limit our growth and revenue.

In certain instances, citizen groups also have the ability to bring legal proceedings against us if we are not in compliance with environmental laws, or to challenge our ability to receive environmental permits that we need to operate. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us. Moreover, public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to our industry could continue, resulting in increased costs of doing business and, consequently, affecting profitability.

Our failure to comply with immigration laws could result in significant liabilities, harm our reputation with our customers and disrupt our operations.

Although we take steps to verify the employment eligibility status of all our employees, some of our employees may, without our knowledge, be unauthorized workers. Unauthorized workers are subject to deportation and may subject us to fines or penalties and, if any of our workers are found to be unauthorized, we could experience adverse publicity that could make it more difficult to hire and retain qualified employees. Termination of a significant number of unauthorized employees may disrupt our operations, cause temporary increases in our labor costs as we train new employees and result in additional adverse publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all recordkeeping obligations of federal and state immigration laws. If we fail to comply with these laws, our operations may be disrupted, and we may be subject to fines or, in extreme cases, criminal sanctions. In addition, many of our customer contracts specifically require compliance with immigration laws, and, in some cases, our customers audit compliance with these laws. Further, several of our customers require that we ensure that our subcontractors comply with these laws with respect to the workers that perform services for them. Failure to comply with these laws or to ensure compliance by our subcontractors could damage our reputation and may cause our customers to cancel contracts with us or to not award future business to us. These factors could adversely affect our financial condition, results of operations and cash flows.

Our failure to comply with the regulations of OSHA and state and local agencies that oversee safety compliance could adversely affect our business, financial condition, results of operations, profitability, cash flows and growth prospects.

The Occupational Safety and Health Act of 1970, as amended, establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by OSHA and various recordkeeping, disclosure and procedural requirements. Various standards, including standards for notices of hazards and safety in excavation and demolition work, may apply to our operations. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of business in complying with OSHA and other state and local laws and regulations, and could incur penalties and fines in the future, including, in extreme cases, criminal sanctions.

While we have invested, and will continue to invest, substantial resources in occupational health and safety programs, our industry involves a high degree of operational risk, and there can be no assurance that we will avoid significant liability. Although we have taken what we believe to be appropriate precautions, employees may suffer additional injuries in the future. Serious accidents of this nature may subject us to substantial penalties, civil litigation or criminal prosecution. Personal injury claims for damages, including for bodily injury or loss of life, could result in substantial costs and liabilities, which could materially and adversely affect our financial condition, results of operations or cash flows. In addition, if our safety record were to deteriorate, or if we suffered substantial penalties, adverse publicity or criminal prosecution for violation of health and safety regulations, customers could cancel existing contracts and not award future business to us, which could materially adversely affect our business, financial condition, results of operations, profitability, cash flows and growth prospects.

A change in tax laws or regulations of any federal or state jurisdiction in which we operate could increase our tax burden and otherwise adversely affect our business, financial condition, results of operations and cash flows.

We continue to assess the impact of various U.S. federal, state and international legislative proposals that could result in a material increase to our U.S. federal, state and/or international taxes. We cannot predict whether any specific legislation will be enacted or the terms of any such legislation, particularly in light of the new governing bodies as a result of the 2024 election cycle. However, if such proposals were to be enacted, or if modifications were to be made to certain existing regulations, the consequences could have a material adverse impact on us, including increasing our tax burden, increasing our cost of tax compliance or otherwise adversely affecting our business, financial condition, results of operations and cash flows.

General Risk Factors

From time to time, we are involved in litigation proceedings, potential liability claims and contract disputes which may reduce our profits.

We may be subject to a variety of legal proceedings, liability claims or contract disputes. We engage in engineering and construction activities where design, construction or systems failures can result in substantial injury or damage. In addition, the nature of our business results in customers, subcontractors and suppliers occasionally presenting claims against us for recovery of costs they incurred in excess of what they expected to incur, or for which they believe they are not contractually liable. We have been and may in the future be named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to our projects or other matters. In proceedings when it is determined that we have liability, we may not be covered by insurance or, if covered, the dollar amount of these liabilities may exceed our policy limits. In addition, even where insurance is maintained for such exposure, the policies have deductibles resulting in our assuming exposure for a layer of coverage with respect to any such claims. Any liability not covered by our insurance, in excess of our insurance limits or, if covered by insurance but subject to a high deductible, could result in a significant loss for us, and reduce our cash available for operations. In other legal proceedings, liability claims or contract disputes, we may be covered by indemnification agreements which may at times be difficult to enforce. Even if enforceable, it may be difficult to recover under these agreements if the indemnitor does not have the ability to financially support the indemnity. Litigation and regulatory proceedings are subject to inherent uncertainties, and unfavorable rulings could occur. If we were to receive an unfavorable ruling in a matter or fail to fully or promptly recover on any claims (including customer claims), our business and results of operations could be materially harmed for reasons such as a material adverse impact on our liquidity and financial results. In addition, litigation and other proceedings may take up management's time and attention and take away from the time they are able to devote to other matters.

Although climate change and increasing regulations often drive demand for infrastructure, climate change, and related legislative and regulatory responses to climate change, may have a long-term impact on our business.

Although we believe that we may benefit from initiatives seeking to address the effects of climate change, and we seek to mitigate our business risks associated with climate change by establishing robust environmental programs and partnering with organizations who are also focused on mitigating their own climate related risks, we recognize that there are inherent climate related risks wherever business is conducted. Access to clean water and reliable energy in the communities where we conduct our business is a priority and is not guaranteed. Any of these locations may be vulnerable to the adverse effects of climate change. For example, California, where we conduct a significant amount of business, has historically experienced, and is projected to continue to experience, climate-related events including drought and water scarcity, warmer temperatures, wildfires and air quality impacts and power shut-offs associated with wildfire prevention. Climate-related events, including the increasing frequency of extreme weather events and their impact on critical infrastructure in the U.S. and elsewhere, have the potential to disrupt our business, our third-party suppliers, and the business of our customers, and may cause us to experience higher attrition, losses and additional costs to maintain or resume operations.

Additionally, governmental bodies in the United States are enacting new or additional legislation and regulations to reduce or mitigate the potential impacts of climate change. If we, our suppliers, or our customers are required to comply with these laws and regulations, or if we choose to take voluntary steps to reduce or mitigate our impact on climate change, we may experience increased costs for energy, production, transportation, and raw materials, increased capital expenditures, or increased insurance premiums and deductibles, which could adversely impact our operations. Inconsistency of legislation and regulations among jurisdictions may also affect the costs of compliance with such laws and regulations. Any assessment of the potential impact of future climate change legislation, regulations or industry standards is uncertain given the wide scope of potential regulatory change in the United States, particularly in light of the changing governing bodies as a result of the 2024 election cycle.

Physical, transition and regulatory risks related to climate change could have a material adverse impact on our business, financial condition and results of operations.

Physical risks related to climate change, such as changing sea levels, temperature fluctuations, severe storms, and energy and technological disruptions, could cause delays and increases in project costs, resulting in variability in our revenue and profitability, as well as potentially adverse impacts to our results of operations and financial condition. In addition, growing public concern about climate change has resulted in the increased focus of local, state, regional, national and international regulatory bodies on greenhouse gas emissions and climate change issues. Legislation to regulate greenhouse gas emissions has periodically been introduced in the Congress and in the legislatures of various states in which we operate, and there has been a wide-ranging policy debate, both in the United States and internationally, regarding the regulation of greenhouse gas emissions. Such policy changes, including any enactment of increasingly stringent emissions or other environmental regulations, could increase the costs of projects for us and for our customers and, in some cases, delay or even prevent a project from going forward, thereby potentially reducing demand for our services. Consequently, this could have a material adverse effect on our business, financial condition and results of operations.

Focus by stakeholders on policies and practices related to corporate responsibility could result in additional costs and could adversely impact our reputation, investor perception, employee retention and willingness of third parties to do business with us.

In recent years, there has been focus from stakeholders, including government agencies, investors, consumers and employees, on our policies and practices related to corporate responsibility, including environment, climate, inclusion, human rights and governance transparency. Various jurisdictions are developing climate-related laws or regulations that could cause us to incur additional direct costs for compliance, as well as indirect costs resulting from our customers, suppliers, or additional compliance costs that are passed on to us. Additionally, public interest and legislative pressure related to public companies' corporate responsibility practices continues to grow. If our policies and practices do not meet regulatory requirements or stakeholders' expectations for responsible corporate citizenship in areas including environmental stewardship, employee health and safety practices, human capital management and corporate governance, our reputation and employee retention may be negatively impacted, and customers and suppliers may be unwilling to do business with us. In addition, we are subject to various federal and state laws in connection with our operations, and inconsistency in legislation and regulations among jurisdictions and expected additional regulations may require greater resources to monitor, report and comply with various practices related to corporate responsibility. Any assessment of the potential impact of future corporate responsibility-related regulations or industry standards is uncertain given the wide scope of potential regulatory change where we operate. Further, there are a number of state-level anti-ESG initiatives in the United States that may conflict with other regulatory requirements or various stakeholders' expectations. If we fail to comply or meet the legal and regulatory requirements or expectations of our various stakeholders, we may be subject to enforcement actions, required to pay fines, and/or investors may sell their share, all of which could have short- and long-term impacts on our business and operations.

Deterioration of the United States economy could have a material adverse effect on our business, financial condition and results of operations.

To the extent that Congress is unable to lower United States debt substantially, a decrease in federal spending could result, which could negatively impact the ability of government agencies to fund existing or new infrastructure projects. In addition, such actions could have a material adverse effect on the financial markets and economic conditions in the United States as well as throughout the world, which may limit our ability and the ability of our customers to obtain financing and/or could impair our ability to execute our acquisition strategy. Deterioration in general economic activity and infrastructure spending or Congress deficit reduction measures could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have incurred, and will continue to incur, increased costs as a result of operating as a public company, and our management has been required, and will continue to be required, to devote substantial time to compliance initiatives.

In addition to the increased cost we have incurred, and continue to incur as an independent company following our separation from AECOM in January 2021, as a public company whose shares are listed on Nasdaq, we have incurred, and will continue to incur, additional accounting, legal and other expenses that we did not incur as a private company, including costs associated with our public company reporting requirements under the Exchange Act. We also have incurred, and will continue to incur, costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the SEC, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations has increased our legal and financial compliance costs, has introduced new costs, such as investor relations, stock exchange listing fees, stockholder reporting and directors' and officers' liability insurance, and has made some activities more time-consuming and costly. Furthermore, compliance with these rules has required, and will continue to require, a substantial investment of management's time, and this investment may result in a diversion of management's time and attention from revenue-generating activities.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, creating additional legal and financial compliance costs and requiring additional investment of management's time. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to disclosure and governance practices. In addition, if our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

Risks Related to the Securities Markets and Ownership of Our Common Stock

Our controlling stockholder is able to exert substantial influence.

Our controlling stockholder beneficially owns over 60% of our outstanding shares of common stock. As a result, the controlling stockholder can exert substantial influence over the outcome of any corporate matter submitted to our stockholders for approval, including the election of directors and any transaction that might cause a change in control, such as a merger or acquisition. Any stockholder in favor of a matter that is opposed by our controlling stockholder and members of our management would have to obtain a significant number of votes to overrule their votes.

Because we are a "controlled company" under the listing standards of Nasdaq and the rules of the SEC, our stockholders do not have certain corporate governance protections that are available to stockholders of companies that are not controlled companies.

Our controlling stockholder controls a majority of the voting power of our outstanding common stock. As a result, although we do not rely on the "controlled company" exemption, we are a "controlled company" under the listing standards of Nasdaq and SEC rules, and we qualify for exemptions from certain corporate governance requirements. Specifically, we are not required to comply with certain provisions requiring that (i) a majority of our directors be independent, (ii) the compensation of our executives be determined by independent directors or (iii) nominees for election to our board of directors be selected by independent directors. If we elect to take advantage of some or all of these exemptions, our stockholders may not have the protections that these rules are intended to provide. Although we do not currently rely on any of the "controlled company" exemptions, we may do so in the future. Our status as a "controlled company" could cause our common stock to be less attractive to certain investors or otherwise reduce the trading price of our common stock.

We do not anticipate paying any cash dividends in the foreseeable future. Therefore, if our share price does not appreciate, our investors may not experience gains and could potentially lose on their investment in our shares.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, including any indebtedness we may incur, restrictions imposed by applicable law and other factors our board of directors deems relevant. As a result, capital appreciation, if any, of our shares will be investors' sole source of gain for the foreseeable future.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could significantly reduce the value of our shares to a potential acquirer or delay or prevent changes in control or changes in our management without the consent of our board of directors. The provisions in our charter documents include the following:

  • the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror,

  • the required approval of at least $66^2/_3$% of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors,

  • a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders, and

  • advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of us.

In addition, these provisions would apply even if we were to receive an offer that some stockholders may consider beneficial.

We are also subject to the anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law ("DGCL"). Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, our board of directors has approved the transaction.

Our amended and restated charter documents provide that the Court of Chancery of the State of Delaware (or if such court does not have jurisdiction, another state or the federal courts (as appropriate) located within the State of Delaware) will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or stockholders.

Our amended and restated charter documents provide that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if such court does not have jurisdiction, another state or the federal courts (as appropriate) located within the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, or other employee, or stockholder of ours to us or our stockholders, (iii) action asserting a claim against us or any current or former director or officer of ours arising pursuant to any provision of the DGCL, or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim governed by the internal affairs doctrine of the State of Delaware. Our amended and restated certificate of incorporation further will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including any claims under the Securities Act and the Exchange Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and accordingly, we cannot be certain that a court would enforce such provision.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated charter documents, except our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our current or former directors, officers, other employees, or stockholders which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act as it applies to an emerging growth company or if we are unable to maintain effective internal control over financial reporting, investors may lose confidence in the accuracy of our financial statements and our share price may be adversely affected.

We are subject to Section 404(a) of the Sarbanes-Oxley Act, which requires a company that is subject to the reporting requirements of the U.S. securities laws to conduct a comprehensive evaluation of its internal control over financial reporting. To comply with this statute, we are required to document and test our internal control procedures and to disclose significant changes made in our internal controls and procedures and our management is required to assess and report on the effectiveness of our internal control over financial reporting.

We comply with Section 404(a) of the Sarbanes-Oxley Act by testing, assessing and, as necessary, strengthening our system of internal controls on an annual basis. Furthermore, as our business continues to grow, our internal controls will become more complex and will require significantly more resources and attention to ensure that our internal controls remain effective overall. This process is complicated and time-consuming, and may divert management's attention from revenue-generating activities. For so long as we continue to qualify as an emerging growth company or smaller reporting company, we will not be required to comply with Section 404(b) of the Sarbanes-Oxley Act, which requires an independent registered public accounting firm to attest to and report on management's assessment of its internal control over financial reporting. If we become subject to Section 404(b) of the Sarbanes- Oxley Act, we will incur additional expenses in order to obtain the required attestation report.

Over the course of testing our internal controls, our management may identify material weaknesses, which may not be remediated in a timely manner to meet the deadline imposed by the Sarbanes-Oxley Act. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

In the course of preparing the financial statements that are included in this Annual Report on Form 10-K, our management has determined that as of January 3, 2025, we have material weaknesses in our internal control over financial reporting, which relate to the design and operation of internal control over financial reporting, lack of formal and effective controls over certain financial statement account balances, and lack of effective controls over the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") principles including control environment, risk assessment, control activities, information and communications and monitoring.

In order to remediate these material weaknesses, we have hired and continue to seek out additional accounting and finance staff members with public company reporting experience, to augment our current staff and to improve the effectiveness of our closing and financial reporting processes. We have designed and implemented new entity level controls, information system general controls and financial reporting controls.

If we fail to remediate the material weaknesses identified above in a timely manner or if we identify future deficiencies in our internal control over financial reporting, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. We also could become subject to sanctions or investigations by the SEC or other regulatory authorities. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our stock price may be adversely affected.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Our disclosure controls and procedures are intended to be designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that there are judgments in decision-making, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system and material weaknesses in internal control over financial reporting continuing as of January 3, 2025, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

We are an emerging growth company and a smaller reporting company, and because we take advantage of specified reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies, our financial statements may not be comparable to companies that comply with public company effective dates, which may make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and may remain an emerging growth company until December 29, 2028 (the last day of the fiscal year following the fifth anniversary of our IPO). However, if certain events occur prior to December 29, 2028, including if we become a "large accelerated filer," as defined under the Exchange Act, our annual gross revenue exceeds $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

- being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements;

- not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley);

- not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation, identification of critical audit matters or a supplement to the auditor's report providing additional information about the audit and the financial statements, unless the SEC determines the new rules are necessary for protecting the public;

- reduced disclosure obligations regarding executive compensation; and

- exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this exemption and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley. Our financial statements may, therefore, not be comparable to those of companies that comply with such accounting standards and auditor attestation requirements. We cannot predict whether investors will find our common stock less attractive as a result of our reliance on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Our management has limited experience operating a public company and therefore may have difficulty in successfully and profitably operating our business, or complying with regulatory requirements.

Prior to the closing of our IPO, our management had no experience operating a public company. As a result, we cannot assure you that we will be able to successfully operate as a public company, execute our business strategies as a public company, or comply with regulatory requirements applicable to public companies.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

We maintain a data security plan designed to provide a documented and formalized information security policy to detect, identify, classify and mitigate internal and external cybersecurity and other data security threats. This cybersecurity program is based in-part on, and its effectiveness is measured using applicable industry standards, and is integrated into our overall enterprise risk management program. This integration ensures that cybersecurity considerations are an integral part of our decision-making processes.

In furtherance of detecting, identifying, classifying and mitigating cybersecurity and other data security threats, including such threats associated with our use of any third-party service providers, we also:

- assess and analyze baseline configuration standards to ensure that they meet the intent and effectiveness required for the overall safety and security (both logically and physically) of critical system components;

- ensure the asset inventory for relevant system components is kept current and accurate;

- ensure that network connection arrangement documents are kept current and accurate;

- limit access rights to system components to authorized personnel only, with all end-users being properly granted access in accordance with stated access rights policies and procedures;

- deploy anti-virus solutions on all applicable system components, with the respective anti-virus solutions being the most current versions available from applicable vendors, enabled for automatic updates and configured for conducting periodic scans as necessary;

- provision, hardens, secures and locks down critical system resources;

- use internal and external vulnerability scanning procedures, along with network layer and anti-hacking tests;

- facilitate requests for validation of baseline configurations for purposes of regulatory compliance assessments and audits; and

- provide mandatory training and optional certification accreditation for purposes of maintaining an acceptable level of information security expertise necessary for configuration management.

Conducting our businesses involves the collection, storage, use, disclosure, processing, transfer, and other handling of a wide variety of information, including personally identifiable information, for various purposes in our businesses. Like other comparable-sized companies that process a wide variety of information, our information technology systems, networks and infrastructure and technology have been, and may in the future be, vulnerable to cybersecurity attacks and other data security threats. As of the date of this Form 10-K, we do not believe any risks from previous cybersecurity threats have materially affected or are reasonably likely to materially affect us, including our results of operations or financial condition. However, cybersecurity attacks are constantly evolving, may be difficult to detect quickly, and often are not recognized until after they have been launched against a target. Despite our security measures, there can be no assurance that we, or the third parties with which we interact, will not experience a cybersecurity incident in the future that will materially affect us. For more information about these and other cybersecurity risks faced by us, see "*Risk Factors – Risks Related to Our Business and Industry – We rely on IT systems to conduct our business, and disruption, failure or security breaches of these systems could adversely affect our business and results of operations*" and "*– Cybersecurity attacks on or breaches of our information technology environment could result in business interruptions, remediation costs and/or legal claims*".

Our board of directors has ultimate oversight for risks relating to our data security plan. In addition, the board of directors has delegated primary responsibility to the Audit Committee for assessing and managing data privacy and cybersecurity risks, reviewing data security and cybersecurity policies and processes with respect to data privacy and cybersecurity risk assessment and management, reviewing steps management has taken to monitor and control such risks, and regularly inquires with our management team, internal auditors and independent auditors in connection therewith. The Audit Committee is also responsible for overseeing our investigation of, and response to, any cybersecurity attacks or threats.

We also have a dedicated team of employees overseeing its data security plan and initiatives, led by our Director of IT. With over fifteen years of experience in the field of cybersecurity, our Director of IT brings a wealth of expertise to his role. His background includes extensive experience in all facets of information technology and information security. His in-depth knowledge and experience are instrumental in developing and executing our cybersecurity strategies. Our Director of IT also works directly in consultation with internal and external advisors in connection data security planning and initiatives. We engage such external advisors to assist with the evaluation of our technology, security, critical risk areas and related controls to improve our ability to identify and detect, protect against, and recover from, cybersecurity incidents and other evolving threats and to appropriately benchmark against industry practices.

We have developed a procedure by which the board of directors and management are informed about relevant cybersecurity risks, allowing for effective cybersecurity oversight and the ability of the Company to monitor, prevent, detect, mitigate and remediate cybersecurity incidents. The results of our evaluations and the feedback from its engagements are used to drive alignment on, and prioritization of, initiatives to enhance our cybersecurity strategies, policies, and processes and make recommendations to improve processes.

In the event of a potential or actual cybersecurity event, the Director of IT immediately notifies general counsel at which point the information security incident response plan is activated if warranted. The information security incident response plan provides the procedures for responding, including personnel required to be informed and updated. The board of directors is informed promptly in the event such incident is, or is reasonably expected to have, a material impact on operations or financial condition.

Item 2. Properties.

We complete the scope work on our projects from multiple locations throughout the country. We lease administrative offices in Irvine, California, Denver, Colorado, Suisun, California, Boise, Idaho and in other locations throughout the United States. We also lease an equipment maintenance and repair facility located in Tracy, California, which we use to store our inventory of construction materials as well as to maintain and repair our equipment. Below are our primary regional office and equipment facility locations. We have identified the locations that support our business strategy and maintain contractor licenses in all other states where we have current or awarded projects and have both project offices on site and sufficient equipment available at every facility. Should a project opportunity arise in a state in which we currently do not maintain a contractor license, we have the ability to obtain additional licenses and transport equipment and other resources to such states where we do not currently operate to meet the requirements of future contracts. Accordingly, we believe we have active and appropriate licensing in all strategic locations and we have the ability to obtain the proper licenses in additional states we may choose to do business in the future.

Location	Owned or Leased	Approximate Size
Irvine, CA – Office	Leased	6,000 sq. ft.
Denver, CO – Office	Leased	7,211 sq. ft.
Suisun, CA – Office	Leased	10,221 sq. ft.
Boise, ID – Office	Leased	1,704 sq. ft.
Tracy, CA – Equipment Facility	Leased	10,000 sq. ft., 43 acres

Item 3. Legal Proceedings.

For a discussion of our legal proceedings, see Note 12 - Commitments and Contingencies of the notes to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures.

Not applicable

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock, par value $0.01 per share, trades on the Nasdaq Capital Market under the trading symbol "SHIM".

Holders

Substantially all of our stockholders maintain their shares in "street name" accounts and are not individually stockholders of record. According to the records of our transfer agent, there were eight stockholders of record as of March 19, 2025.

Dividends

We do not intend to declare or pay dividends on our common stock in the near-term. Instead, we anticipate that all of our future earnings will be retained to support our operations and to finance the growth and development of our business. Any future determination to pay dividends will be made by our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, liquidity and capital requirements, contractual restrictions, general economic conditions and other factors that our board of directors may deem relevant.

Stock Performance Graph

Not applicable as we are a "smaller reporting company," as defined in the Exchange Act.

Unregistered Sales of Equity Securities

Except as previously disclosed in Current Reports on Form 8-K, no unregistered sales of the Company's equity securities were made during the fiscal year ended January 3, 2025.

Issuer Repurchase of Equity Securities

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations is intended to assist in understanding and assessing the trends and significant changes in our results of operations and financial condition. Historical results may not be indicative of future performance. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and all other non-historical statements in this discussion are forward looking statements and are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward looking statements as a result of various factors, including those discussed below and elsewhere in this Annual Report on Form 10-K, particularly in "Forward-Looking Statements" and "Risk Factors" as well as those described from time to time in our future reports with the SEC. This discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report on Form 10-K.

In this discussion, we use certain non-GAAP financial measures. Explanation of these non-GAAP financial measures and reconciliation to the most directly comparable GAAP financial measures are included in this Management's Discussion and Analysis of Financial Condition and Results of Operations. Investors should not consider non-GAAP financial measures in isolation or as substitutes for financial information presented in compliance with GAAP.

Overview

Shimmick is an industry leader in delivering turnkey infrastructure solutions that strengthen critical markets across water, energy, climate resiliency, and sustainable transportation. With a track record that spans over a century, Shimmick, headquartered in California, unites deep engineering heritage with entrepreneurial spirit to tackle today's most complex infrastructure challenges. We integrate technical excellence with collaborative project delivery methods to provide innovative, technology-driven infrastructure solutions that accelerate economic growth and empower communities nationwide.

We have a long history of successfully completing complex water projects, ranging from the world's largest wastewater recycling and purification system in California to the iconic Hoover Dam. According to Engineering News Record, in 2024, we are nationally ranked as a top ten builder of water supply (#8), dams and reservoirs (#6), and water treatment and desalination plants (#7). Our business includes construction operations from Morrison Knudsen and Washington Group International which were consolidated in 2017 by AECOM. In 2021, we were sold by AECOM and became an independent company under new private ownership ("AECOM Sale Transaction"). In November 2023, we completed our initial public offering (the "IPO") and currently our stock is listed for trading on the Nasdaq Capital Market under the symbol "SHIM".

We selectively focus on the following types of infrastructure projects:

Water Treatment and Resources

- *Water and Wastewater Treatment*. We expand, rehabilitate, upgrade, build and rebuild water and wastewater treatment infrastructure including desalination plants. We implement treatment technologies including ozonation, biological activated carbon, membrane filtration, reverse osmosis, chemical treatment, and oxidation. Our projects aim to ensure access to clean and safe drinking water, protect public health and reduce waterborne diseases and contribute to protecting the environment by removing pollutants and contaminants from wastewater before it is released back into ecosystems.

- *Water Resources*. We construct, rehabilitate and upgrade dams, reservoirs, and water conveyance and storage systems. This includes flood control systems, pump stations, and coastal protection infrastructure. Select projects of ours enable reliable water supply, generate hydroelectric power, and control flooding, ensuring water availability and energy security. Our work contributes to protecting communities from flood damage to safeguard lives, property and infrastructure.

Other Critical Infrastructure

We build, retrofit, expand, rehabilitate, operate and maintain our nation's critical infrastructure, including mass transit, bridges and military infrastructure. We work on projects that we believe are vital for economic growth, social connectivity, and accessibility. We believe our projects enable smooth and efficient movement of people and goods, foster trade, address environmental sustainability and improve quality of life for individuals and communities. Within critical infrastructure, we are focused primarily on the following types of projects:

- *Climate Resilience*. We build and upgrade levees, flood walls, pump stations, drainage systems, and strengthen existing infrastructure both in preparation to withstand severe weather events and in response to such events to facilitate recovery.

- *Transportation and Mobility*. We construct mass transit systems (light passenger rail and bus rapid transit), autonomous transportation solutions (personal rapid transit, autonomous fixed guideway people movers, and implement intelligent transportation technologies.

- *Energy Transition*. We modify facilities to accommodate electric vehicle fleets for transit agencies and municipalities, implement renewable energy components in our projects, and support data center construction.

As of January 3, 2025, we had a backlog of projects of approximately $822 million, mostly located in California, with ongoing projects in six other states. We self-perform many of these projects, which we believe allows us to better control critical aspects of construction, reduce cost and schedule risks, and deliver greater value to clients.

Our History, the AECOM Sale Transaction and 2024 Financing Transactions

Overview

Shimmick was founded in 1990 in California and operated as a regional infrastructure construction contractor throughout California for nearly 30 years. In 2017, AECOM acquired Shimmick and consolidated it with its existing construction services, which included former construction operations from Morrison Knudsen, Washington Group International, and others.

In January 2021, we were sold by AECOM and began operating as an independent company under new private ownership ("AECOM Sale Transaction") under a December 2020 Purchase Agreement with SCC Group, a special purpose entity formed for the purpose of entering into and consummating the sale transaction including acquiring 100% of the stock of the Company and certain other assets related to our business and our subsidiaries to the extent owned by Seller Entities or their affiliates. After the transaction, we began a transformation to shift our strategy to meet the nation's growing need for water and other critical infrastructure and grow our business. We are also focusing more on smaller complex projects that we can largely self-perform and which we believe will have lower risk and higher margin.

On November 16, 2023, the Company completed its initial public offering of 3,575,000 shares of common stock at a price to the public of $7.00 per share (the "IPO"). The net proceeds to the Company from the IPO were approximately $19 million, after deducting underwriting discounts and commissions and before estimated offering expenses payable by the Company. Shimmick's common stock began trading on November 14, 2023 and is currently listed for trading on the Nasdaq Capital Market under the symbol "SHIM".

AECOM Sale Transaction

- *Shared Tax Benefits*. Pursuant to the internal reorganization of its business in early 2020, AECOM agreed to make an election under Treasury Regulations Section 1.1502-36(d)(6) that could result in certain tax benefits to us (in the form of cash or a reduction in liability for taxes). We are obligated to share with AECOM actual tax benefits realized (i.e., in cash or through an actual reduction in liability for tax).

43

- *Other Items*. We have agreed to indemnify the Seller Entities for any costs or expenses incurred under any outstanding letters of credit, surety bonds, guarantees, advance payment guarantees and other contractual obligations arising from or relating to the assets purchased or the liabilities assumed under the Purchase Agreement, including bonds relating to the Legacy Projects. Further, the Seller Entities have provided a conditional guaranty required by any surety bonds and/or a bonding program relating to certain guaranteed obligations and payment obligations with respect to the certain other assets related to our business and our subsidiaries to the extent owned by Seller Entities or their affiliates.

2024 Financing Transactions

- *Credit Agreement*. On May 20, 2024, we entered into a revolving credit facility (the "Credit Agreement"). See "*Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Agreement*" for further discussion.

- *Amendment to MidCap Credit Facility*. On May 20, 2024, we entered into Amendment No. 3 to our existing Revolving Credit Facility, dated March 27, 2023, with MidCap Financial Services, LLC. See "*— Liquidity and Capital Resources — Revolving Credit Facility*" for further discussion.

- *Side Letter*. We and AECOM entered into a side letter to the Credit Agreement, dated as of May 20, 2024 (the "Side Letter"). Pursuant to the Side Letter, the Company (i) established a special committee of independent directors (the "Special Committee"), (ii) appointed a chief transformation officer, (iii) executed the Settlement Agreement and Mutual Release (as described below), and (iv) agreed to certain terms relating to AECOM's registration rights under the Share Issuance Agreement (as described below).

- *Settlement Agreement and Share Issuance*. We entered into a Settlement Agreement and Mutual Release with AECOM pursuant to which, among other things, we and our subsidiaries released AECOM from all claims available to us under the Purchase Agreement. In return, AECOM released the Company and its subsidiaries from certain claims under the Purchase Agreement, specifically certain claims related to the Golden Gate Bridge Project, the Gerald Desmond Bridge Project and Chickamauga Lock Project and claims relating to certain earn-out payments. As consideration, we also entered into a Share Issuance Agreement (the "Share Issuance Agreement") with AECOM, pursuant to which we issued an aggregate 7,745,000 shares of common stock.

For additional information regarding AECOM, see "*Risk Factors — Risks Related to Our Business and Industry — We may be required to make additional payments to AECOM pursuant to contractual arrangements*" and "*— If AECOM defaults on its contractual obligations under agreements in which we are a beneficiary, our business could be materially and adversely impacted.*"

Ural Yal Appointed CEO of Shimmick

On November 12, 2024, Shimmick announced that it appointed Ural Yal as its new CEO and member of the Board of Directors effective December 2, 2024 and succeeded Steven Richards upon his retirement. We believe Mr. Yal brings deep expertise in both the California market and national infrastructure construction along with a proven track record of operational growth to lead the Company in capitalizing on market opportunities through operational excellence, safety and client satisfaction.

Key Factors Affecting Our Performance and Results of Operations

We expect that our results of operations will be affected by a number of factors which we have discussed below.

Weather, natural disasters and emergencies. The results of our business in a given period can be impacted by adverse weather conditions, severe weather events, natural disasters or other emergencies, which include, among other things, heavy or prolonged snowfall or rainfall, hurricanes, tropical storms, tornadoes, floods, blizzards, extreme temperatures, wildfires, post-wildfire floods and debris flows, pandemics and earthquakes. These conditions and events can negatively impact our financial results due to, among other things, the termination, deferral or delay of projects, reduced productivity and exposure to significant liabilities.

Seasonality. Typically, our revenue is lowest in the first quarter of the year because cold, snowy or wet conditions can create challenging working environments that are more costly for our customers or cause delays on projects. Second quarter revenue is typically higher than those in the first quarter, as some projects begin, but continued cold and wet weather can often impact productivity. Third quarter revenue is typically the highest of the year, as a greater number of projects are underway and operating conditions, including weather, are normally more accommodating. Project geographic location will also dictate how seasonality affects productivity and timing. Also, the holiday season and inclement weather can sometimes cause delays during the fourth quarter, reducing revenue and increasing costs.

Our Ability to Fulfill Backlog Orders. Our backlog consists of the estimated amount of services to be completed from future work on uncompleted contracts or work that has been awarded with contracts still being negotiated. It also includes revenue from change orders and renewal options. Most of our contracts are cancelable on short or no advance notice. Reductions in backlog due to cancellation by a customer, or for other reasons, could significantly reduce the revenue that we actually receive from contracts in backlog. In the event of a project cancellation, we may be reimbursed for certain costs, but we typically have no contractual right to the total revenues reflected in our backlog. Backlog amounts are determined based on target price estimates that incorporate historical trends, anticipated seasonal impacts, experience from similar projects and from communications with our customers. These estimates may prove inaccurate, which could cause estimated revenue to be realized in periods later than originally expected, or not at all. As a result, our backlog as of any particular date is an uncertain indicator of future revenue and earnings. In addition, contracts included in our backlog may not be profitable. If our backlog fails to materialize, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Our Ability to Obtain New Projects. We selectively bid on projects that we believe offer an opportunity to meet our profitability objectives or that offer the opportunity to enter promising new markets. The potential customers conduct rigorous competitive processes for awarding many contracts. We will potentially face strong competition and pricing pressures for any additional contract awards from other government agencies, and we may be required to qualify or continue to qualify under various multiple award task order contract criteria.

In addition, as is customary in the construction business, we are required to provide surety bonds to our customers to secure our performance under construction contracts. Our ability to obtain surety bonds primarily depends upon our capitalization, working capital, past performance, management expertise and reputation, as well as certain external factors, including the overall capacity of the surety market. Surety companies consider such factors in relationship to the amount of our backlog and their underwriting standards, which may change from time to time. Events that adversely affect the insurance and bonding markets generally may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost. If are unable to obtain adequate bonding or if the cost of bonding materially increased, it would limit the amount that we can bid on new contracts, limit the competitiveness of our bids, and could have a material adverse effect on our future revenue and business prospects.

Our Ability to Successfully Expand our Footprint. We review our bidding opportunities to attempt to minimize concentration of work with any one customer, in any one industry, or in tight labor markets. We believe that by carefully positioning ourselves in markets that have meaningful barriers to entry, like those with highly technical or specialized scopes of work, we can continue to be competitive. For example, we target projects with significant, highly-technical work that we can self-perform. We believe this provides us with a distinct pricing advantage, as well as better risk management. In addition, as a result of federal and state-level infrastructure initiatives, we believe that funding for technical construction projects may exceed capacity, enabling us to opportunistically target smaller specialized projects with less risk at higher margins. We may be limited in our ability to expand our footprint by barriers to entry to new markets, competition, and availability of capital and skilled labor.

We primarily compete for new contracts independently, seeking to win and complete new projects directly for our customers. Our customers primarily award contracts using one of two methods: the traditional public "competitive bid" method, in which price is the major determining factor, or through a "best value" or collaborative contract proposal, where contracts are awarded based on a combination of technical qualifications, proposed project team, schedule, the ability to obtain surety bonds, past performance on similar projects and price, which we believe creates a barrier to entry. Many of our contracts are awarded on a fixed-price basis, and we earn and recognize revenue using an input measure of total costs incurred divided by total costs expected to be incurred.

Our Ability to Obtain Approval of Change Orders and Successfully Pursue Claims. We are subject to variation in scope and cost of projects from our original projections. In certain circumstances, we seek to collect or assert claims against customers, engineers, consultants, subcontractors or others involved in a project for additional costs exceeding the contract price or for amounts not included in the original contract price. Our experience has often been that public sector customers have been willing to negotiate equitable adjustments in the contract compensation or completion time provisions if unexpected circumstances arise. However, this process may result in disputes over whether the work performed is beyond the scope of the work included in the original project plans and specifications or, if the customer agrees that the work performed qualifies as extra work, the price that the customer is willing to pay for the extra work. Public sector customers may seek to impose contractual risk-shifting provisions more aggressively or there could be statutory and other legal prohibitions that prevent or limit contract changes or equitable adjustments.

Our Ability to Control Project Costs. Our costs primarily consist of payroll, equipment, materials, and other project related expenses. With a consistent focus on profitability by our management team, we leverage information technology and utilize financial systems to improve project execution and control costs. However, if we are unable to accurately estimate the overall risks, requirements or costs when we bid on or negotiate a contract that is ultimately awarded to us, we may achieve a lower than anticipated profit or incur a loss on the contract. Also, our labor and training expenses may increase as a result of a shortage in the supply of skilled personnel. We may not be able to pass these expenses on to our customers, which could adversely affect our profitability. To the extent that we are unable to buy construction equipment necessary for our needs, either due to a lack of available funding or equipment shortages in the marketplace, we may be forced to rent equipment on a short-term basis, which could increase the costs of performing our contracts. If we are unable to continue to maintain the equipment in our fleet, we may be forced to obtain third-party repair services, which could increase our costs. In addition, the market value of our equipment may unexpectedly decline at a faster rate than anticipated.

Our Ability to Control Selling General and Administrative Costs. We incur significant expenses on an ongoing basis as a public company that we did not incur as a private company. Those costs include additional director and officer liability insurance expenses, stock exchange listing expenses, as well as third-party and internal resources related to accounting, auditing, Sarbanes-Oxley Act compliance, legal and investor and public relations expenses. These costs are generally selling, general and administrative expenses. We have also implemented the 2023 Omnibus Incentive Plan to align our equity compensation program with public company plans and practices, which increases our stock-based compensation expense.

Joint Ventures. We participate in various construction joint ventures in order to share expertise, risk and resources for certain highly complex, large, and/or unique projects. Generally, each construction joint venture is formed to accomplish a specific project and is jointly controlled by the joint venture partners. We select our joint venture partners based on our analysis of their construction and financial capabilities, expertise in the type of work to be performed and past working relationships, among other criteria. The joint venture agreements typically provide that our interests in any profits and assets, and our respective share in any losses and liabilities, that may result from the performance of the contract are limited to our stated percentage interest in the project. Under each joint venture agreement, one partner is designated as the sponsor. The sponsoring partner typically provides administrative, accounting and much of the project management support for the project and generally receives a fee from the joint venture for these services. We have been designated as the sponsoring partner in some venture projects and are a non-sponsoring partner in others. We incur transaction and integration costs prior to fully realizing the benefits of acquisition synergies. Joint ventures often require significant investments before they begin operations and we incur many of these costs prior to realizing any gain on the investment in the joint venture. If we are unable to recoup these costs, it could have a significant impact on our business.

How We Assess Performance of Our Business

Revenue

We currently derive our revenue predominantly by providing infrastructure, operations and management services around the United States. We generally recognize revenue over-time as performance obligations are satisfied and control over promised goods or services are transferred to our customers.

Gross Margin

Gross margin represents revenue less contract costs. Contract costs consist of all direct and indirect costs on contracts, including raw materials, labor, equipment costs, and subcontractor costs. If the estimates of costs to complete fixed-price contracts indicate a further loss, the entire amount of the additional loss expected over the life of the project is recognized in the current period in the cost of revenue.

Selling, General, and Administrative Expenses

Selling, general and administrative expenses consist primarily of salaries and personnel costs for our administrative, finance and accounting, legal, information systems, human resources and certain managerial employees. Additional expenses include audit, consulting and professional fees, travel, insurance, office space rental costs, property taxes and other corporate and overhead expenses.

Equity in (Loss) Earnings of Unconsolidated Joint Ventures

Equity in (loss) earnings of unconsolidated joint ventures includes our return on investment in unconsolidated joint ventures.

Net Loss

Net loss represents earnings after consideration of all operating expenses and other income and expenses to measure loss to allocate resources and assess financial performance.

Results of Operations

The following table sets forth selected financial data for the fiscal year ended January 3, 2025 compared to the fiscal year ended December 29, 2023:

(In thousands, except percentage data)	Fiscal Year Ended January 3, 2025	Fiscal Year Ended December 29, 2023	$ Change	% Change	% of Revenue January 3, 2025	% of Revenue December 29, 2023
Revenue	$ 480,236	$ 632,806	$ (152,570)	(24)%	100 %	100 %
Cost of revenue	535,885	610,434	(74,549)	(12)	112	96
Gross margin	(55,649)	22,372	(78,021)	(349)	(12)	4
Selling, general and administrative expenses	63,966	64,125	(159)	(0)	13	10
ERP pre-implementation asset impairment and associated costs	15,708	—	15,708	NM	3	—
Total operating expenses	79,674	64,125	15,549	24	16	10
Equity in (loss) earnings of unconsolidated joint ventures	(4,728)	10,354	(15,082)	(146)	(1)	2
Gain on sale of assets	20,725	31,834	(11,109)	(35)	4	5
(Loss) income from operations	(119,326)	435	(119,761)	(27,531)	(25)	1
Interest expense	5,426	2,284	3,142	138	1	—
Other expense, net	959	437	522	119	—	—
Net loss before income tax	(125,711)	(2,286)	(123,425)	5,399	(26)	1
Income tax benefit	963	—	963	NM	—	—
Net loss	$ (124,748)	$ (2,286)	$ (122,462)	5,357 %	(26)%	1 %

Revenue and gross margin

The following table sets forth disaggregated data on revenues and gross margin for the fiscal year ended January 3, 2025 compared to the fiscal year ended December 29, 2023:

(In thousands, except percentage data)	Fiscal Year Ended		$ Change	% Change
	January 3, 2025	December 29, 2023		
Shimmick Projects				
Revenue	$ 355,683	$ 386,491	$ (30,808)	(8)%
Gross Margin	$ 12,094	$ 38,063	$ (25,969)	(68)%
Gross Margin (%)	3%	10%		
Legacy Projects				
Revenue	$ 93,226	$ 198,509	$ (105,283)	(53)%
Gross Margin	$ (49,321)	$ (6,651)	$ (42,670)	642%
Gross Margin (%)	(53)%	(3)%		
Foundations Projects				
Revenue	$ 31,327	$ 47,806	$ (16,479)	(34)%
Gross Margin	$ (18,422)	$ (9,040)	$ (9,382)	104%
Gross Margin (%)	(59)%	(19)%		
Consolidated Total				
Revenue	$ 480,236	$ 632,806	$ (152,570)	(24)%
Gross Margin	$ (55,649)	$ 22,372	$ (78,021)	(349)%
Gross Margin (%)	(12)%	4%		

Shimmick Projects

Projects started after the AECOM Sale Transaction ("Shimmick Projects") have focused on water infrastructure and other critical infrastructure. Revenue recognized on Shimmick Projects was $356 million and $386 million for the fiscal years ended January 3, 2025 and December 29, 2023, respectively. The $30 million decrease in revenue was primarily the result of a $82 million decrease from lower activity on existing projects and projects winding down partially offset by an aggregate of $52 million of revenue from a new water infrastructure project and ramp up of a transportation project.

Gross margin recognized on Shimmick Projects was $12 million and $38 million for the fiscal years ended January 3, 2025 and December 29, 2023, respectively. The $26 million decrease in gross margin was primarily the result of a $37 million decrease from increased cost of revenue, schedule extensions and a decrease in revenue from existing projects that are winding down, partially offset by an aggregate of $11 million of gross margin from a new water infrastructure project and ramp up of a transportation project.

Legacy Projects

As part of the AECOM Sale Transaction, we acquired the Legacy Projects and backlog that were started under prior ownership. Legacy Projects revenue was $93 million for the fiscal year ended January 3, 2025, a decline of $105 million as compared to the fiscal year ended December 29, 2023, as the Company works to complete these projects. The decline in revenue was primarily driven by continued impacts of Legacy Projects winding down during fiscal 2024, the sale of non-core business contracts in the third quarter of 2023 as well as a non-cash adjustment to revenue on a Legacy Loss Project (as defined below) settlement recognized during the second quarter of 2024, partially offset by a settlement agreement in the Company's Golden Gate Bridge Project (the "GGB Project") during the third quarter of 2024.

Gross margin was $(49) million for the fiscal year ended January 3, 2025 as compared to $(7) million for the fiscal year ended December 29, 2023, primarily as a result of the Legacy Loss Project settlement during the second quarter of 2024, projects winding down and additional cost overruns on Legacy Loss Projects that have experienced additional increases in the cost to complete as well as additional legal fees to pursue contract modifications and recoveries, partially offset by the GGB Project settlement.

A subset of Legacy Projects ("Legacy Loss Projects") have experienced significant cost overruns due to the COVID pandemic, design issues, legal costs and other factors. In the Legacy Loss Projects, we have recognized the estimated costs to complete and the loss expected from these projects. If the estimates of costs to complete fixed-price contracts indicate a further loss, the entire amount of the additional loss expected over the life of the project is recognized as a period cost in the cost of revenue. As these Legacy Loss Projects continue to wind down to completion, no further gross margin will be recognized and in some cases, there may be additional costs associated with these projects. Revenue recognized on these Legacy Loss Projects was $68 million and $99 million for the fiscal years ended January 3, 2025 and December 29, 2023, respectively. Gross margin recognized on these Legacy Loss Projects was $(45) million and $(14) million for the fiscal years ended January 3, 2025 and December 29, 2023, respectively. The change in gross margin was primarily the result of a Legacy Loss Project settlement during the second quarter of 2024, additional increases in the cost to complete as well as additional legal fees to pursue contract modifications and recoveries, partially offset by the GGB Project settlement.

Foundations Projects

Projects that focus on foundation drilling are referred to as "Foundations Projects". The Company entered into an agreement to sell the assets of our non-core Foundations Projects in the second quarter of 2024 and continued to wind down work during the 2024 fiscal year. As a result, revenue recognized on Foundations Projects declined during the 2024 fiscal year. Revenue recognized on Foundations Projects was $31 million and $48 million for the fiscal years ended January 3, 2025 and December 29, 2023, respectively. The $17 million decline in revenue was the result of timing of multiple projects winding down following the asset sale.

Gross margin recognized on Foundations Projects was $(18) million and $(9) million for the fiscal years ended January 3, 2025 and December 29, 2023, respectively. The decline in gross margin was the result of cost overruns and projects winding down.

Selling, general and administrative expenses

Selling, general and administrative expenses remained approximately flat period over period.

ERP pre-implementation asset impairment and associated costs

ERP pre-implementation asset impairment and associated costs were $16 million due to the strategic decision to enhance the Company's current ERP system rather than implementing a new platform which, due to prior capitalized costs and remaining contractual obligations, resulted in a charge of $16 million recorded in the fiscal year ended January 3, 2025.

Equity in (loss) earnings of unconsolidated joint ventures

Equity in (loss) earnings of unconsolidated joint ventures was $(5) million, compared to earnings of $10 million in the prior year period, primarily due a favorable subcontractor settlement during the fiscal year ended December 29, 2023 that did not reoccur during the fiscal year ended January 3, 2025 and increased costs due to schedule extensions.

Gain on sale of assets

Gain on sale of assets decreased by $11 million primarily due to the gain recognized on the sale of non-core business contracts for $30 million during the fiscal year ended December 29, 2023, partially offset by the $17 million gain recognized on the transaction for the sale-leaseback of our equipment yard in Tracy, California and $2 million gain recognized on the sale of the assets of our non-core Foundations Projects during the fiscal year ended January 3, 2025.

Interest expense

Interest expense increased by $3 million primarily due to increased borrowings on the Credit Agreement, which was entered into on May 20, 2024 as well as interest charges on the Revolving Credit Facility which was not entered into until March 27, 2023.

Other expense, net

Other expense, net remained approximately flat period over period.

Income tax benefit

Income tax benefit of $1 million was recognized for the fiscal year ended January 3, 2025, primarily as the result of a decrease in other taxes payable. No taxable income was recognized for the fiscal year ended December 29, 2023, thus no income tax expense or benefit was recorded.

Net loss

Net loss increased by $122 million from $2 million to a net loss of $125 million for the fiscal year ended January 3, 2025, primarily due to a decrease in gross margin of $78 million of which $52 million was a result of gross margin declines in the legacy and foundations projects. In addition, the ERP pre-implementation asset impairment and associated costs of $16 million, a decrease of gain on the sale of assets of $11 million, an increase in equity in loss of unconsolidated joint ventures of $15 million as well as an increase in interest expense of $3 million added to the net loss increase, each as described above.

Non-GAAP financial measures

We report our financial results in accordance with GAAP. However, management believes that certain non-GAAP financial measures provide investors with additional useful information in evaluating our performance. Therefore, to supplement our consolidated financial statements, we provide investors with certain non-GAAP financial measures, including Adjusted net (loss) income and Adjusted EBITDA.

Adjusted net (loss) income

Adjusted net (loss) income represents Net loss attributable to Shimmick Corporation adjusted to eliminate stock-based compensation, ERP pre-implementation asset impairment and associated costs, legal fees and other costs for Legacy Projects and transaction-related costs and changes in fair value of contingent consideration remaining after the impact of transactions with our prior owner. We have also made an adjustment for transformation costs we have incurred including advisory costs in connection with settling outstanding claims, exiting the Legacy Projects and transforming the Company to shift our strategy to meet the nation's growing need for water and other critical infrastructure and grow our business.

We have included Adjusted net (loss) income in this Annual Report on Form 10-K because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short and long-term operational plans. In particular, we believe that the exclusion of the income and expenses eliminated in calculating Adjusted net (loss) income can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted net (loss) income provides useful information to investors and others in understanding and evaluating our results of operations.

Our use of Adjusted net (loss) income as an analytical tool has limitations, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are:

- Adjusted net (loss) income does not reflect changes in, or cash requirements for, our working capital needs,

- Adjusted net (loss) income does not reflect the potentially dilutive impact of stock-based compensation, and

- other companies, including companies in our industry, might calculate Adjusted net (loss) income or similarly titled measures differently, which reduces their usefulness as comparative measures.

Because of these and other limitations, you should consider Adjusted net (loss) income alongside Net loss attributable to Shimmick Corporation, which is the most directly comparable GAAP measure.

Adjusted EBITDA

Adjusted EBITDA represents our net loss attributable to Shimmick Corporation before interest expense, income tax benefit and depreciation and amortization, adjusted to eliminate stock-based compensation, ERP pre-implementation asset impairment and associated costs, legal fees and other costs for Legacy Projects and transaction-related costs and changes in fair value of contingent consideration remaining after the impact of transactions with our prior owner. We have also made an adjustment for transformation costs we have incurred including advisory costs in connection with settling outstanding claims, exiting the Legacy Projects and transforming the Company to shift our strategy to meet the nation's growing need for water and other critical infrastructure and grow our business.

We have included Adjusted EBITDA in this Annual Report on Form 10-K because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short and long-term operational plans. In particular, we believe that the exclusion of the income and expenses eliminated in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations.

Our use of Adjusted EBITDA as an analytical tool has limitations, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are:

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized might have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements,

- Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs,

- Adjusted EBITDA does not reflect the potentially dilutive impact of stock-based compensation,

- Adjusted EBITDA does not reflect interest or tax payments that would reduce the cash available to us, and

- other companies, including companies in our industry, might calculate Adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as comparative measures.

Because of these and other limitations, you should consider Adjusted EBITDA alongside Net loss attributable to Shimmick Corporation, which is the most directly comparable GAAP measure. See reconciliations below:

	Fiscal Year Ended			
	January 3, 2025		December 29, 2023	
(In thousands)				
Net loss attributable to Shimmick Corporation	$	(124,748)	$	(2,546)
Transformation costs [1]		7,067		—
Stock-based compensation		6,130		2,062
ERP pre-implementation asset impairment and associated costs [2]		15,708		—
Legal fees and other costs for Legacy Projects [3]		14,030		8,740
Other [4]		828		2,421
Adjusted net (loss) income	$	(80,985)	$	10,677

	Fiscal Year Ended			
	January 3, 2025		December 29, 2023	
(In thousands)				
Net loss attributable to Shimmick Corporation	$	(124,748)	$	(2,546)
Interest expense		5,426		2,284
Income tax benefit		(963)		—
Depreciation and amortization		15,132		17,121
Transformation costs [1]		7,067		—
Stock-based compensation		6,130		2,062
ERP pre-implementation asset impairment and associated costs [2]		15,708		—
Legal fees and other costs for Legacy Projects [3]		14,030		8,740
Other [4]		828		2,421
Adjusted EBITDA	$	(61,390)	$	30,082

(1) Consists of transformation-related costs we have incurred including advisory costs in connection with settling outstanding claims in connection with exiting certain Legacy Projects as part of the Company's growth strategy to address and capitalize on the nation's growing need for water and other critical infrastructure.
(2) Reflects a strategic decision to enhance the Company's current ERP system rather than implementing a new platform which, due to prior capitalized costs and remaining contractual obligations, resulted in a charge of $16 million in the third quarter of fiscal 2024.
(3) Consists of legal fees and other costs incurred in connection with claims relating to Legacy Projects.
(4) Consists of transaction-related costs and changes in fair value of contingent consideration remaining after the impact of transactions with our prior owner.

Liquidity and Capital Resources

Capital Requirements and Sources of Liquidity

During the fiscal year ended January 3, 2025, our capital expenditures were approximately $10 million compared to $7 million for the fiscal year ended December 29, 2023. Historically, we have had significant cash requirements in order to organically expand our business to undertake new projects. Our cash requirements include costs related to increased expenditures for equipment, facilities and information systems, purchase of materials and production of materials and cash to fund our organic expansion into new markets, including through joint ventures. Our working capital needs are driven by the seasonality and growth of our business, with our cash requirements greater in periods of growth. Additional cash requirements resulting from our growth include the costs of additional personnel, enhancing our information systems, our compliance with laws and rules applicable to being a public company and, in the future, our integration of any acquisitions. Unrestricted cash and cash equivalents at January 3, 2025 totaled $34 million and availability under the Revolving Credit Facility and Credit Agreement totaled $15 million and $51 million, respectively, resulting in total liquidity of $100 million.

We have historically relied upon cash available through operating activities, in addition to credit facilities and existing cash balances, to finance our working capital requirements and to support our growth.

However, we regularly monitor other potential capital sources, including equity and debt financing, in an effort to meet our planned expenditures and liquidity requirements. Our future success will be highly dependent on our ability to access outside sources of capital.

As is customary in our business, we are required to provide surety bonds to secure our performance under our contracts. Our ability to obtain surety bonds primarily depends upon our capitalization, working capital, past performance, management expertise and reputation and certain external factors, including the overall capacity of the surety market. Surety companies consider such factors in relationship to the amount of our backlog and their underwriting standards, which may change from time to time. We have pledged proceeds and other rights under our contracts to our bond surety company. Events that affect the insurance and bonding markets may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost.

We believe that our operating, investing and financing cash flows are sufficient to fund our operations for at least the next twelve months. However, future cash flows are subject to a number of variables, and significant additional expenditures will be required to conduct our operations. There can be no assurance that operations and other capital resources will provide cash in sufficient amounts to maintain planned or future levels of expenditures. In the event we make one or more acquisitions and the amount of capital required is greater than the amount we have available for acquisitions at that time, we could be required to reduce the expected level of expenditures and/or seek additional capital. If we seek additional capital, we may do so through joint ventures, asset sales, offerings of debt or equity securities or other means. We cannot guarantee that this additional capital will be available on acceptable terms or at all. If we are unable to obtain the funds we need, we may not be able to complete acquisitions that may be favorable to us or finance the expenditures necessary to conduct our operations.

Total debt outstanding is presented on the consolidated balance sheets as follows:

(In thousands)	January 3, 2025		December 29, 2023	
Credit Agreement	$	11,503	$	—
Revolving Credit Facility		—		29,914
Unamortized debt issuance costs		(2,025)		(287)
Long-term debt, net	$	9,478	$	29,627

Revolving Credit Facility

On March 27, 2023, we entered into the Revolving Credit Facility with MidCap Financial Services, LLC, which originally provided a total commitment of $30 million. The Revolving Credit Facility has been subsequently amended, most recently on September 25, 2024. As amended, the Revolving Credit Facility provides for a total commitment of $15 million and bears interest at an annual rate of adjusted term SOFR, subject to a 1.0% floor, plus 5.50%. Further, the Revolving Credit Facility is subject to an annual collateral management fee of 0.50% and an annual unused line fee of 0.50%. The Revolving Credit Facility includes certain financial operating covenants, including a minimum liquidity requirement of $7.5 million. We are not aware of any instances of noncompliance with the key financial covenants as of January 3, 2025. The Revolving Credit Facility was terminated on March 13, 2025 upon the execution of the ACF Credit Agreement (as defined below).

During the fiscal year ended January 3, 2025, we repaid $30 million of the amount outstanding under the Revolving Credit Facility and paid $2 million in cash interest.

Credit Agreement

On May 20, 2024, we, as guarantor, and our wholly-owned subsidiaries as borrowers ("Borrowers"), Alter Domus (US) LLC, as agent, and AECOM and Berkshire Hathaway Specialty Insurance Company ("BHSI") as lenders, entered into a revolving credit facility (the "Credit Agreement"), which was subsequently amended on September 25, 2024, January 30, 2025 and March 12, 2025 to, among other things, permit the Company's concurrent amendment to the Revolving Credit Facility and waive the specified noncompliance of the Material Project Documents covenant regarding entering into non-bonded contracts. As amended, the Credit Agreement provides borrowing capacity up to $60 million. The obligations under the Credit Agreement bear interest at a per annum rate equal to one month Term SOFR (as defined in the Credit Agreement), subject to a 1.00% floor, plus 3.50%. Interest on any outstanding amounts drawn under the Credit Agreement will be payable, in kind or in cash at our election, on the last day of each month and upon prepayment. Payment-in-kind interest accrued and capitalized shall not constitute loan outstanding amounts for the purposes of calculating loan availability. During the fiscal year ended January 3, 2025, the Company paid $0.3 million in cash interest and accrued $2 million in non-cash payment-in-kind interest.

The Credit Agreement matures on May 20, 2029 (the "Maturity Date"), and the Borrowers may borrow, repay and reborrow amounts under the Credit Agreement until the Maturity Date.

Obligations of the Borrowers under the Credit Agreement are guaranteed by us and secured by a lien on substantially all of our and the Borrowers' assets.

The Credit Agreement contains customary affirmative and negative covenants for a transaction of this type, including covenants that limit liens, asset sales and investments, in each case subject to negotiated exceptions and baskets. In addition, the Credit Agreement contains a maximum leverage ratio covenant as tested quarterly commencing with the close of the first quarter of 2026. The Credit Agreement also contains representations and warranties and event of default provisions customary for a transaction of this type. Subsequent to January 3, 2025, the Company was not in compliance with a non-financial covenant regarding entering into material non-bonded contracts as set forth in the Credit Agreement. As of January 3, 2025 and following the March 12, 2025 amendment, we are not aware of any instances of noncompliance with non-financial or financial covenants. As of January 3, 2025, $9 million was outstanding under the Credit Agreement.

The transactions with AECOM also included a mutual release and settlement of certain claims with AECOM and a corresponding agreement to issue 7,745,000 shares of our common shares to AECOM. 5,144,622 of the common shares were issued on May 20, 2024 and issuance of the remaining 2,600,378 shares was completed following stockholder approval on June 26, 2024. Of the total common shares issued, 1,036,949 were held in escrow which resulted in an AECOM voting interest of 19.6% as of January 3, 2025. The Company recognized a loss of $1 million in other expense, net within the consolidated statements of operations as a result of the share issuance which represented the excess of the $13 million fair market value of the common shares at the time of issuance over the $12 million carrying value of the contingent consideration liabilities settled with AECOM.

ACF Credit Agreement

On March 12, 2025, we entered into a Credit Agreement ("ACF Credit Agreement") with ACF FINCO I LP, which provides a total commitment of $15 million and bears interest at an annual rate of adjusted term SOFR, subject to a 2.0% floor, plus 4.50%. Further, the ACF Credit Agreement is subject to an annual unused line fee of 0.50%. The ACF Credit Agreement includes certain financial operating covenants, including a minimum liquidity requirement of $5 million. The ACF Credit Agreement matures on the earlier of March 12, 2028 or 90 days prior to the maturity date of the Credit Agreement.

Cash Flows Analysis

The following table sets forth our cash flows for the periods indicated:

(In thousands)	Fiscal Year Ended			
	January 3, 2025		**December 29, 2023**	
Net cash used in operating activities	$	(21,259)	$	(88,100)
Net cash provided by investing activities		15,041		22,050
Net cash (used in) provided by financing activities		(21,897)		47,875
Net decrease in cash, cash equivalents and restricted cash		(28,115)		(18,175)
Cash, cash equivalents and restricted cash, beginning of period		63,910		82,085
Cash, cash equivalents and restricted cash, end of period	$	35,795	$	63,910

Operating Activities

During the fiscal year ended January 3, 2025, net cash used in operating activities was $21 million, compared to net cash used in operating activities of $88 million for the fiscal year ended December 29, 2023. Cash flows used in operating activities were driven by a net loss, adjusted for various non-cash items and changes in accounts receivable, contract assets, contract liabilities, accounts payable and accrued expenses balances, accrued salaries and wages and other assets and liabilities as discussed below.

Operating assets and liabilities — The change in operating assets and liabilities varies due to fluctuations and timing in operating activities and operating assets and liabilities. The changes in the components of operating assets and liabilities during the fiscal years ended January 3, 2025 and December 29, 2023 were as follows:

(In thousands)	Fiscal Year Ended			
	January 3, 2025		**December 29, 2023**	
Accounts receivable, net	$	11,190	$	2,251
Due from unconsolidated joint ventures		-		313
Contract assets		104,139		(9,334)
Accounts payable		(35,114)		13,747
Contract liabilities		(13,260)		(47,940)
Accrued expenses		9,940		(26,861)
Accrued salaries, wages and benefits		2,039		(8,975)
Other assets and liabilities		4,310		(645)
Changes in operating assets and liabilities, net	$	83,244	$	(77,444)

During the fiscal year ended January 3, 2025, the increase in operating assets and liabilities was $83 million, which was primarily driven by decreases in contract assets and increases in contract liabilities and accrued expenses. The Company's operating assets and liabilities fluctuations are impacted by the mix of projects in backlog, seasonality, the timing of new awards and related payments for work performed and the contract billings to the customer as projects are completed. Operating assets and liabilities are also impacted at period end by the timing of accounts receivable collections and accounts payable payments for projects.

The impact on net cash flows from operations in the fiscal years ended January 3, 2025 and December 29, 2023 from Legacy Loss Projects was cash proceeds of approximately $42 million in part due to settlements on claims during the year and cash used of $65 million, respectively.

Investing Activities

For the fiscal year ended January 3, 2025, net cash provided by investing activities was $15 million, which was primarily driven by proceeds from the sale of assets of $32 million, partially offset by purchases of property, plant and equipment of $10 million and contributions to unconsolidated joint ventures of $6 million.

For the fiscal year ended December 29, 2023, net cash provided by investing activities was $22 million, which primarily consisted of cash proceeds from the sale of non-core business contracts of $30 million, proceeds from sale of assets of $6 million ($4 million due to sale of an office building), and return of investment in unconsolidated joint ventures of $16 million, partially offset by unconsolidated joint venture equity contributions of $23 million and purchases of property, plant and equipment of $7 million.

Financing Activities

For the fiscal year ended January 3, 2025, net cash used in financing activities was $22 million, which primarily consisted of net repayments to credit facilities of $20 million and $2 million of debt issuance costs incurred for the Credit Agreement and associated amendment entered into during the second and third quarters of 2024.

For the fiscal year ended December 29, 2023, net cash provided by financing activities was $48 million, which primarily consisted of net proceeds from the Revolving Credit Facility borrowings of $30 million and IPO proceeds of $25 million, partially offset by payments of IPO costs of $6 million.

Letters of Credit

We obtain standby letters of credit as required from time to time by our insurance carriers. The Company did not have any letters of credit outstanding as of January 3, 2025 or December 29, 2023.

Contractual Obligations

Contractual obligations of the Company consisted of liabilities associated with remaining lease payments through the fiscal years ending December 28, 2029 of approximately $7 million, $5 million, $4 million, $4 million and $3 million, respectively, and approximately $3 million in the aggregate thereafter based on balances outstanding as of January 3, 2025. See Note 10 - Leases, of the notes to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Backlog

Our backlog consists of the remaining unearned revenue on awarded contracts, including our pro-rata share of work to be performed by unconsolidated joint ventures, less the joint venture partners' pro-rata share of work to be performed by consolidated joint ventures. We include in backlog estimates of the amount of consideration to be received, including bonuses, awards, incentive fees, fixed-price awards, claims, unpriced change orders, penalties, minimum customer commitments on cost-plus arrangements, liquidated damages and certain time and material arrangements in which the estimated value is firm or can be estimated with a reasonable amount of certainty in both timing and amounts. As construction on our contracts progresses, we increase or decrease backlog to take account of changes in estimated quantities under fixed-price contracts, as well as to reflect changed conditions, change orders and other variations from initially anticipated contract revenue and costs, including completion penalties and bonuses. Substantially all of the contracts in our backlog may be canceled or modified at the election of the customer.

As of January 3, 2025, we had a backlog of projects of approximately $822 million, with over half of that amount comprised of water projects. We believe we have the ability to self-perform many of these projects, enabling us to compete for complex projects and differentiating us from many of our competitors. Self-performance also enables us to better control the critical aspects of our projects, reducing the risk of cost and schedule overruns.

The following tables present the Company's percentage of backlog by customer type, contract type and backlog recognized:

	As of January 3, 2025
Backlog by customer type:	
State and local agencies	71 %
Federal agencies	13 %
Private owners	16 %
Total backlog	100 %

	As of January 3, 2025
Backlog by contract type:	
Fixed-price	85 %
Cost reimbursable	15 %
Total backlog	100 %

	As of January 3, 2025
Estimated backlog recognized:	
0 to 24 months	84 %
25 to 36 months	7 %
Beyond 36 months	9 %
Total backlog	100 %

Off-Balance Sheet Arrangements

In our joint ventures, the liability of each partner is usually joint and several. This means that each joint venture partner may become liable for the entire risk of performance guarantees provided by each partner to the customer. Typically, each joint venture partner indemnifies the other partners for any liabilities incurred in excess of the liabilities the other party is obligated to bear under the respective joint venture agreement. We are unable to estimate the maximum potential amount of future payments that we could be required to make under outstanding performance guarantees related to joint venture projects due to a number of factors, including but not limited to, the nature and extent of any contractual defaults by our joint venture partners, resource availability, potential performance delays caused by the defaults, the location of the projects, and the terms of the related contracts.

Critical Accounting Estimates

The discussion of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We evaluate our estimates and assumptions on an ongoing basis. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our consolidated financial statements.

Revenue Recognition and Estimated Costs to Complete Projects

The Company recognizes revenue from signed contracts with customers, change orders (approved and unapproved) and claims on those contracts that we conclude to be enforceable under the terms of the signed contracts. Many of the Company's contracts have one clearly identifiable performance obligation. However, some contracts provide the customer an integrated service that includes two or more of services associated with construction, operations and management. The determination of the number of performance obligations in a contract requires significant judgment and could change the timing of the amount of revenue recorded for a given period.

Determination of the contract price is dependent upon a number of factors, including the accuracy of a variety of estimates made at the consolidated balance sheet date, such as estimated costs at completion. Additionally, the Company is required to make estimates for the amount of consideration to be received, including variable compensation such as bonuses, awards, incentive fees, claims, unapproved change orders, unpriced change orders, penalties, and liquidated damages. The Company's estimates of variable consideration and determination of whether to include such amounts in the contract price are based largely on the Company's assessment of legal enforceability, anticipated performance, and any other information (historical and forecasted) that is reasonably available to the Company. Management continuously monitors factors that may affect the quality of its estimates and makes adjustments accordingly.

The Company has numerous contracts that are in various stages of completion which require estimates to determine the forecasted costs at completion. Due to the nature of the work left to be performed on many of the Company's contracts, the estimation of total cost at completion ("EAC") for fixed-price contracts is complex, subject to many variables and requires significant judgment. Estimates of total cost at completion are made each period and changes in these estimates are accounted for prospectively as cumulative adjustments to revenue recognized in the current period. If estimates of costs to complete fixed-price contracts indicate a loss, a provision is made through a contract write-down for the total loss anticipated in the cost of revenue.

Change Orders

Contracts are often modified to account for changes in contract specifications and requirements. Most of the Company's contract modifications are for goods or services that are not distinct from existing contracts due to the significant integration provided in the context of the contract and are accounted for as if they were part of the original contract. The effect of a contract modification on the transaction price and the Company's measure of progress for the performance obligation to which it relates are recognized as an adjustment to revenue (either as an increase or decrease) on a cumulative catch-up basis during the period the modification occurs and throughout the remainder of the contract.

Claims Recognition

Sometimes the Company seeks claims for amounts in excess of the contract price for delays, errors in specifications and designs, contract terminations, change orders in dispute or other causes of additional costs incurred. Costs attributable to claims from customers are treated as costs of contract performance as incurred.

Income Taxes

The Company accounts for income taxes under the asset and liability method prescribed by the Accounting Standards Codification Topic 740 — Income Taxes ("ASC 740"). This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the consolidated financial statements and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes deferred tax assets to the extent that its management believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it will make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Emerging Growth Company and Smaller Reporting Company

We are an "emerging growth company," as defined in the JOBS Act. For so long as we are an emerging growth company, we will, among other things:

- not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act,

- not be required to hold a nonbinding advisory stockholder vote on executive compensation pursuant to Section 14A(a) of the Exchange Act,

- not be required to seek stockholder approval of any golden parachute payments not previously approved pursuant to Section 14A(b) of the Exchange Act,

- be exempt from any rule adopted by the Public Company Accounting Oversight Board, requiring mandatory audit firm rotation and identification of critical audit matters,

- be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and

- be subject to reduced obligations with respect to financial data, including presenting only two years of audited financial statements and only two years of selected financial data in this Annual Report on Form 10-K.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

We will continue to qualify as an emerging growth company until the earliest of:

- the last day of our fiscal year following the fifth anniversary of the date of our initial public offering,

- the last day of our fiscal year in which we have annual gross revenue of $1.235 billion or more,

- the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt, and

- the date on which we are deemed to be a "large accelerated filer," which will occur at such time as we (1) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700.0 million or more as of the last business day of our most recently completed second fiscal quarter, (2) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (3) have filed at least one annual report pursuant to the Exchange Act.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable as we are a "smaller reporting company," as defined in the Exchange Act.

Item 8. Financial Statements and Supplementary Data.

The independent registered public accounting firm's report and consolidated financial statements listed below of this Annual Report are filed as part of this report.

Consolidated Financial Statements of the Company

      Report of Independent Registered Public Accounting Firm (PCAOB ID: 34)
      Consolidated Balance Sheets as of January 3, 2025 and December 29, 2023
      Consolidated Statements of Operations for the Fiscal Years Ended January 3, 2025 and December 29, 2023
      Consolidated Statements of Stockholders' (Deficit) Equity for the Fiscal Years Ended January 3, 2025 and December 29, 2023
      Consolidated Statements of Cash Flows for the Fiscal Years Ended January 3, 2025 and December 29, 2023
      Notes to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Shimmick Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Shimmick Corporation and subsidiaries (the "Company") as of January 3, 2025 and December 29, 2023, the related consolidated statements of operations, stockholders' (deficit) equity, and cash flows, for each of the two fiscal years in the period ended January 3, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 3, 2025 and December 29, 2023, and the results of its operations and its cash flows for each of the two fiscal years in the period ended January 3, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado
March 20, 2025

We have served as the Company's auditor since 2022.

Shimmick Corporation
Consolidated Balance Sheets
(In thousands, except share data)

		January 3, 2025		December 29, 2023
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	33,730	$	62,939
Restricted cash		2,065		971
Accounts receivable, net		42,988		54,178
Contract assets, current		46,603		125,943
Prepaids and other current assets		15,614		13,427
TOTAL CURRENT ASSETS		141,000		257,458
Property, plant and equipment, net		19,132		46,373
Intangible assets, net		6,667		9,244
Contract assets, non-current		23,517		48,316
Lease right-of-use assets		24,232		23,855
Investment in unconsolidated joint ventures		19,016		21,283
Deferred tax assets		—		17,252
Other assets		300		2,871
TOTAL ASSETS	$	233,864	$	426,652
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	46,475	$	81,589
Contract liabilities, current		102,524		115,785
Accrued salaries, wages and benefits		28,950		26,911
Accrued expenses		38,556		33,897
Other current liabilities		13,759		13,071
TOTAL CURRENT LIABILITIES		230,264		271,253
Long-term debt, net		9,478		29,627
Lease liabilities, non-current		15,987		15,045
Contract liabilities, non-current		113		3,215
Contingent consideration		4,686		15,488
Deferred tax liabilities		—		17,252
Other liabilities		8,010		4,282
TOTAL LIABILITIES		268,538		356,162
Commitments and Contingencies (Note 12)				
STOCKHOLDERS' (DEFICIT) EQUITY				
Common stock, $0.01 par value, 100,000,000 shares authorized as of January 3, 2025 and December 29, 2023; 34,271,214 and 25,493,877 shares issued and outstanding as of January 3, 2025 and December 29, 2023, respectively		343		255
Additional paid-in-capital		43,353		24,445
Retained (deficit) earnings		(78,211)		46,537
Non-controlling interests		(159)		(747)
TOTAL STOCKHOLDERS' (DEFICIT) EQUITY		(34,674)		70,490
TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY	$	233,864	$	426,652

See accompanying notes to the consolidated financial statements.

Shimmick Corporation
Consolidated Statements of Operations
(In thousands, except per share data)

		Fiscal Year Ended		
		January 3, 2025		December 29, 2023
Revenue	$	480,236	$	632,806
Cost of revenue		535,885		610,434
Gross margin		(55,649)		22,372
Selling, general and administrative expenses		63,966		64,125
ERP pre-implementation asset impairment and associated costs		15,708		—
Total operating expenses		79,674		64,125
Equity in (loss) earnings of unconsolidated joint ventures		(4,728)		10,354
Gain on sale of assets		20,725		31,834
(Loss) income from operations		(119,326)		435
Interest expense		5,426		2,284
Other expense, net		959		437
Net loss before income tax		(125,711)		(2,286)
Income tax benefit		963		—
Net loss		(124,748)		(2,286)
Net income attributable to non-controlling interests		—		260
Net loss attributable to Shimmick Corporation	$	(124,748)	$	(2,546)
Net loss attributable to Shimmick Corporation per common share				
Basic	$	(4.10)	$	(0.11)
Diluted	$	(4.10)	$	(0.11)

See accompanying notes to the consolidated financial statements.

Shimmick Corporation
Consolidated Statements of Stockholders' (Deficit) Equity
(In thousands, except share data)

| | Common Stock | | Additional Paid-in- | Retained (Deficit) | Non-Controlling | Total Stockholders' |
	Shares	Amount	Capital	Earnings	Interests	(Deficit) Equity
Balance as of December 30, 2022	21,908,800	$ 219	$ 3,341	$ 49,083	$ (1,048)	$ 51,595
Net (loss) income	—	—	—	(2,546)	260	(2,286)
Initial Public Offering, net of costs	3,575,000	36	19,029	—	—	19,065
Exercise of stock options	10,077	—	13	—	—	13
Stock-based compensation	—	—	2,062	—	—	2,062
Contributions from non-controlling interests	—	—	—	—	301	301
Distributions to non-controlling interests	—	—	—	—	(260)	(260)
Balance as of December 29, 2023	25,493,877	$ 255	$ 24,445	$ 46,537	$ (747)	$ 70,490

| | Common Stock | | Additional Paid-in- | Retained (Deficit) | Non-Controlling | Total Stockholders' |
	Shares	Amount	Capital	Earnings	Interests	(Deficit) Equity
Balance as of December 29, 2023	25,493,877	$ 255	$ 24,445	$ 46,537	$ (747)	$ 70,490
Net loss	—	—	—	(124,748)	—	(124,748)
Issuance of common stock	8,777,337	88	12,778	—	—	12,866
Stock-based compensation	—	—	6,130	—	—	6,130
Contributions from non-controlling interests	—	—	—	—	762	762
Distributions to non-controlling interests	—	—	—	—	(174)	(174)
Balance as of January 3, 2025	34,271,214	$ 343	$ 43,353	$ (78,211)	$ (159)	$ (34,674)

See accompanying notes to the consolidated financial statements.

Shimmick Corporation
Consolidated Statements of Cash Flows
(In thousands)

		Fiscal Year Ended		
		January 3, 2025		December 29, 2023
Cash Flows From Operating Activities				
Net loss	$	(124,748)	$	(2,286)
Adjustments to reconcile net loss to net cash used in operating activities:				
Stock-based compensation		6,130		2,062
Depreciation and amortization		15,132		17,121
Equity in loss (earnings) of unconsolidated joint ventures		4,728		(10,354)
Return on investment in unconsolidated joint ventures		694		14,682
ERP pre-implementation asset impairment		10,428		—
Gain on sale of assets		(20,725)		(31,834)
Other, net		3,858		(47)
Changes in operating assets and liabilities:				
Accounts receivable, net		11,190		2,251
Due from unconsolidated joint ventures		—		313
Contract assets		104,139		(9,334)
Accounts payable		(35,114)		13,747
Contract liabilities		(13,260)		(47,940)
Accrued expenses		9,940		(26,861)
Accrued salaries, wages and benefits		2,039		(8,975)
Other assets and liabilities		4,310		(645)
Net cash used in operating activities		(21,259)		(88,100)
Cash Flows From Investing Activities				
Purchases of property, plant and equipment		(10,477)		(7,042)
Proceeds from sale of assets		31,774		35,975
Unconsolidated joint venture equity contributions		(6,460)		(23,170)
Return of investment in unconsolidated joint ventures		204		16,287
Net cash provided by investing activities		15,041		22,050
Cash Flows From Financing Activities				
Net borrowings on Credit Agreement		9,496		—
Net (repayments of) borrowings on Revolving Credit Facility		(29,915)		29,915
Proceeds from IPO		—		25,025
Payments of IPO costs		—		(5,961)
Other, net		(1,478)		(1,104)
Net cash (used in) provided by financing activities		(21,897)		47,875
Net decrease in cash, cash equivalents and restricted cash		(28,115)		(18,175)
Cash, cash equivalents and restricted cash, beginning of period		63,910		82,085
Cash, cash equivalents and restricted cash, end of period	$	35,795	$	63,910
Reconciliation of cash, cash equivalents and restricted cash to the Consolidated Balance Sheets				
Cash and cash equivalents	$	33,730	$	62,939
Restricted cash		2,065		971
Total cash, cash equivalents and restricted cash	$	35,795	$	63,910

See accompanying notes to the consolidated financial statements.

Shimmick Corporation
Notes to the Consolidated Financial Statements

Note 1. Business and Organization

Shimmick Corporation ("Shimmick", "we", "our", "us", "its" or the "Company") was founded in 1990 in California and operated as a regional infrastructure construction contractor throughout California for nearly 30 years. In 2017, AECOM acquired Shimmick and consolidated it with its existing construction services, which included former legacy construction operations from Morrison Knudsen, Washington Group International, and others. In January 2021, we consummated the AECOM Sale Transaction and began operating as an independent company under new private ownership (the "AECOM Sale Transaction").

The accompanying consolidated financial statements include the accounts of Shimmick Corporation and its subsidiaries, unless otherwise indicated.

On November 16, 2023, Shimmick completed its initial public offering of 3,575,000 shares of common stock at a price to the public of $7.00 per share (the "IPO"). The net proceeds to Shimmick from the IPO were approximately $19 million after deducting underwriting discounts and commissions and other offering expenses of $6 million. Shimmick's common stock began trading on November 14, 2023 and is currently listed for trading on the Nasdaq Capital Market under the symbol "SHIM".

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"), and in conformity with the rules and regulations of the Securities and Exchange Commission. A statement of comprehensive income is not presented as the Company's results of operations do not contain any items classified as comprehensive income. All intercompany accounts and transactions have been eliminated.

In preparing these consolidated financial statements, subsequent events were evaluated through the time the financial statements were issued. Financial statements are considered issued when they are widely distributed to all stockholders and other financial statement users, or filed with the SEC.

Change in Presentation

Certain prior period balances in the consolidated statements of operations and statements of cash flows and accompanying notes have been combined or rounded to conform to current period presentation. These changes had no impact on net loss, cash flows, assets and liabilities, or (deficit) equity previously reported.

Stock Split

On October 23, 2023, the Board of Directors (the "Board") approved an amendment to the Company's Certificate of Incorporation in order to effect a stock split of the Company's Common Stock. Further, the Board authorized 100,000,000 shares of Common Stock, with a par value of $0.01 par value per share and 25,000,000 shares of Preferred Stock, with a par value of $0.01 per share. Upon the effectiveness of the filing of the amendment, each share of common stock, par value $0.01 per share (the "Old Common Stock"), issued and outstanding automatically, without further action on the part of the Company or any holder of such Old Common Stock, was reclassified as and became 2.7386 validly issued, fully paid and non-assessable shares of Common Stock. There were no fractional shares issued with respect to the reclassification of shares of Old Common Stock. In lieu of fractional shares, the Company rounded up to the nearest whole number of shares of Common Stock. The Company has retro-actively applied the stock split made effective on October 23, 2023, to share and per share amounts in the consolidated financial statements.

66

Fiscal Year

The Company's fiscal years consist of 52 or 53 weeks, ending on the Friday closest to December 31. Fiscal year 2024 commenced on December 30, 2023 and ended on January 3, 2025. Fiscal year 2023 commenced on December 31, 2022 and ended on December 29, 2023.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from estimates and significant estimates affecting amounts reported in the consolidated financial statements are:

- project revenues, costs and profits at completion of the Company's contracts with customers, including recognition of estimated losses on uncompleted contracts;

- claims against customers and recoveries of costs from subcontractors, vendors and others;

- provisions for income taxes and related valuation allowances and tax uncertainties;

- recoverability of equity method investments;

- accruals for estimated liabilities, including litigation accruals;

Revenue Recognition

The Company derives revenue predominantly by providing construction and operations and management services to government and commercial clients throughout the United States. The Company's construction, operations and management services are usually provided in association with capital projects, which are predominantly fixed-price contracts that are billed based on project milestones. Contracts with clients may contain advance billing terms, milestone billings based on the completion of certain phases of work or services provided to date, and contract retentions. For further discussion regarding the Company's revenue from contracts with clients by type of contract, see Note 3 - Revenue, Receivables and Contract Assets and Liabilities.

Step 1: Contract Identification

The Company does not recognize revenue unless an identified contract with a customer is established. A contract with a customer exists when it has approval and commitment from both parties, the rights and obligations of the parties are identified, payment terms are identified, the contract has commercial substance, and collectability is probable. The Company also evaluates whether a contract should be combined with other contracts and accounted for as a single contract. This evaluation requires judgment and could change the timing of the amount of revenue and profit recorded for a given period.

Step 2: Identify Performance Obligations

Next, each performance obligation in the contract is identified. A performance obligation is a promise to provide a distinct good or service or a series of distinct goods or services to the customer. Revenue is recognized separately for each performance obligation in the contract. Many of the Company's contracts have one clearly identifiable performance obligation. However, many contracts provide the customer an integrated service that includes two or more of services associated with construction, operations and management. For these contracts, the Company does not consider the integrated services to be distinct within the context of the contract when the separate scopes of work combine into a single commercial objective or capability for the customer. Accordingly, the Company generally identifies one performance obligation in each contract. The determination of the number of performance obligations in a contract requires significant judgment and could change the timing of the amount of revenue recorded for a given period.

Step 3: Determine Contract Price

After determining the performance obligations in the contract, the Company determines the contract price. The contract price is the amount of consideration expected to be received from the customer for completing the performance obligation(s). In a fixed-price contract, the contract price is a single lump-sum amount. In reimbursable and time and materials-based contracts, the contract price is determined by the agreed upon rates or reimbursements for time and materials expended in completing the performance obligation(s) in the contract. In the course of providing its services, the Company routinely subcontracts and collaborates with partners providing services and incurs other direct costs. The Company controls the services provided by subcontractors and accounts for such cost at the gross amount as the Company is considered the principal.

Determination of the contract price is dependent upon a number of factors, including the accuracy of a variety of estimates made at the consolidated balance sheet date, such as estimated costs at completion. Additionally, the Company is required to make estimates for the amount of consideration to be received, including bonuses, awards, incentive fees, claims, unapproved change orders, unpriced change orders, penalties, and liquidated damages. Variable consideration is included in the estimate of the transaction price only to the extent that it is probable that a significant reversal of revenue would not occur when the contingency is resolved. The Company estimates the amount of revenue to be recognized on variable consideration through predominantly applying the most likely amount method. The Company's estimates of variable consideration and determination of whether to include such amounts in the contract price are based largely on the Company's assessment of legal enforceability, anticipated performance, and any other information (historical and forecasted) that is reasonably available to the Company. Management continuously monitors factors that may affect the quality of its estimates, and material changes in estimates are disclosed accordingly.

Step 4: Assign Contract Price to Performance Obligations

After determining the contract price, the Company assigns such price to the performance obligation(s) in the contract. If a contract has multiple performance obligations, the Company assigns the contract price to each performance obligation based on the stand-alone selling prices of the distinct services that comprise each performance obligation.

Step 5: Recognize Revenue as Performance Obligations are Satisfied

The Company records revenue for contracts with customers as the contracts' performance obligations are satisfied. Under fixed-unit price contracts, the Company performs a number of units of work at an agreed price per unit with the total payment under the contract determined by the actual number of units delivered. Revenue is recognized for fixed-price contracts using the input method measured on a cost-to-cost basis. This method is reasonable in measuring performance towards completion because it measures the value of all goods and services transferred to the customer.

The Company recognizes revenue on performance obligations associated with cost reimbursable contracts based on actual direct costs incurred and the applicable fixed rate or portion of the fixed fee earned as of the consolidated balance sheet date. Under time-and-materials price contracts, the Company negotiates hourly billing rates and charges its customers based on the actual time that it expends on a project. In addition, customers reimburse the Company for materials and other direct incidental expenditures incurred in connection with its performance under the contract. The Company applies a practical expedient to recognize revenue in the amount in which it has the right to invoice if its right to consideration is equal to the value of performance completed to date.

Costs incurred may include direct labor, direct materials, subcontractor costs and indirect costs, such as salaries and benefits, supplies and tools, equipment costs and insurance costs. Indirect costs are charged to projects based upon direct costs and overhead allocation rates per dollar of direct costs incurred or direct labor hours worked.

The Company has numerous contracts that are in various stages of completion which require estimates to determine the forecasted costs at completion. Due to the nature of the work left to be performed on many of the Company's contracts, the estimation of total cost at completion for fixed-price contracts is complex, subject to many variables and requires significant judgment. Estimates of total cost at completion are made each period and changes in these estimates are accounted for prospectively as cumulative adjustments to revenue recognized in the current period. If estimates of costs to complete fixed-price contracts indicate a loss, a provision is made through a contract write-down for the total loss anticipated.

Change Orders

Contracts are often modified to account for changes in contract specifications and requirements. Most of the Company's contract modifications are for goods or services that are not distinct from existing contracts due to the significant integration provided in the context of the contract and are accounted for as if they were part of the original contract. The effect of a contract modification on the transaction price and the Company's measure of progress for the performance obligation to which it relates are recognized as an adjustment to revenue (either as an increase or decrease) on a cumulative catch-up basis.

Claims

Sometimes the Company seeks claims for amounts in excess of the contract price for delays, errors in specifications and designs, contract terminations, change orders in dispute or other causes of additional costs incurred. Costs attributable to claims from customers are treated as costs of contract performance as incurred.

Government Contracts

The Company's federal government and certain state and local agency contracts are subject to, among other regulations, regulations issued under the Federal Acquisition Regulations ("FAR"). These regulations can limit the recovery of certain specified indirect costs on contracts and subjects the Company to ongoing multiple audits by government agencies such as the Defense Contract Audit Agency ("DCAA"). In addition, most of the Company's federal and state and local contracts are subject to termination at the discretion of the client.

Audits by the DCAA and other agencies consist of reviews of the Company's overhead rates, operating systems and cost proposals to ensure that the Company accounted for such costs in accordance with the Cost Accounting Standards of the FAR ("CAS"). If the DCAA determines the Company has not accounted for such costs consistent with CAS, the DCAA may disallow these costs. There can be no assurance that audits by the DCAA or other governmental agencies will not result in material cost disallowances in the future.

There are no ongoing audits or material adjustments related to noncompliance required. The Company is in compliance with all federal and state regulations and is not aware of any material adjustments as of the consolidated balance sheet dates.

Commitments and Contingencies

For asserted claims and assessments, liabilities are recorded when an unfavorable outcome of a matter is concluded to be probable and the loss is reasonably estimable. With respect to unasserted claims or assessments, management must first determine that the probability that an assertion will be made is likely. Then, a determination as to the likelihood of an unfavorable outcome and the ability to reasonably estimate the potential loss is made. Legal matters are reviewed on a continuous basis to determine if there has been a change in management's judgment regarding the likelihood of an unfavorable outcome or the estimate of a potential loss. Legal costs are expensed as incurred.

Joint Ventures and Variable Interest Entities

The Company's joint ventures, the combination of two or more partners, are generally formed for the execution of a specific contract. Management of the joint venture is typically controlled by a joint venture management committee, comprised of representatives from the joint venture partners. The joint venture management committee normally provides management oversight and controls decisions which could have a significant impact on the joint venture.

Some of the Company's joint ventures have no employees and minimal operating expenses. For these joint ventures, the Company's employees perform work for the joint venture, which is then billed to a third-party client by the joint venture. For consolidated joint ventures of this type, the Company records the entire amount of the services performed and the costs associated with these services, including the services provided by the other joint venture partners, in the Company's results of operations. For certain of these joint ventures where a fee is added by an unconsolidated joint venture to client billings, these fees are eliminated to the extent the fee represents billings from the Company to the joint venture.

The Company assesses its joint ventures at inception to determine if they meet the qualifications of a variable interest entity ("VIE"). The Company considers a partnership or joint venture a VIE if it has any of the following characteristics:

- the total equity investment is not sufficient to permit the entity to finance its activities without additional subordinated financial support;

- characteristics of a controlling financial interest are missing (either the ability to make decisions through voting or other rights, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity); or

- the voting rights of the equity holders are not proportional to their obligations to absorb the expected losses of the entity and/or their rights to receive the expected residual returns of the entity, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

The Company analyzes its joint ventures and classifies them as either:

- a VIE that must be consolidated because the Company is the primary beneficiary or the joint venture is not a VIE and the Company holds the majority voting interest with no significant participative rights available to the other partners; or

- a VIE that does not require consolidation and is treated as an equity method investment because the Company is not the primary beneficiary or the joint venture is not a VIE and the Company does not hold the majority voting interest.

Cash, Cash Equivalents and Restricted Cash

The Company from time to time may have bank deposits in excess of insurance limits of the Federal Deposit Insurance Corporation. The Company has not experienced any credit losses in such accounts and believes it is not exposed to any significant credit risk related to its cash and cash equivalents.

The Company's cash equivalents include highly liquid investments which have an initial maturity of three months or less.

Cash and cash equivalents as of January 3, 2025 and December 29, 2023, include $2 million and $1 million, respectively, held by consolidated joint ventures that may not be distributed or used for certain other payments prescribed in the joint venture agreement without consent of the joint venture partners. These balances are presented as restricted cash within the consolidated balance sheets.

Accounts Receivable and Allowance for Credit Losses

The Company records its accounts receivable net of an allowance for credit losses. This allowance for credit losses is estimated based on management's evaluation of the contracts involved and the client's ability and willingness to pay. Allowances for credit losses have been determined through specific identification of amounts considered to be uncollectible and potential write-offs, plus a non-specific allowance for other amounts for which some potential loss has been determined to be probable as of the consolidated balance sheet date based on current and past experience.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. Expenditures for maintenance and repairs are expensed as incurred. Estimated useful lives range as follows:

- Buildings — 10 to 45 years;

- Machinery, equipment, and vehicles — 3 to 12 years;

- Office furniture and equipment — 3 to 10 years;

- Leasehold improvements — the shorter of their estimated useful lives or the remaining terms of the underlying lease agreement.

Property, plant and equipment to be held and used are reviewed for impairment whenever events or circumstances indicate that the carrying amount of assets may not be recoverable. The carrying amount of an asset to be held and used is not recoverable if it exceeds the sum of the undiscounted cash flows expected from the use and eventual disposition of the asset. For assets to be held and used, impairment losses are recognized based upon the excess of the asset's carrying amount over the fair value of the asset. For property, plant and equipment assets to be disposed, impairment losses are recognized at the lower of the carrying amount or fair value less cost to sell. Other than the enterprise resource planning (ERP) system impairment discussed in Note 5 - Property, Plant and Equipment and Intangible Assets, there was no impairment to property, plant and equipment for the fiscal years ended January 3, 2025 and December 29, 2023.

Intangible Assets

The estimated useful lives for intangible assets were determined based upon the remaining useful economic lives of the intangible assets that are expected to contribute directly or indirectly to future cash flows. The estimated useful lives for trademarks and customer contracts are seven years and six years, respectively. Intangible assets are amortized over the shorter of their contractual term or estimated useful life.

The Company considers events or circumstances that may warrant revised estimates of useful lives or that may indicate impairment. There was no impairment to intangible assets for the fiscal years ended January 3, 2025 and December 29, 2023.

Insurance Reserves

The Company maintains insurance for certain insurable business risks. Insurance coverage contains various retention and deductible amounts for which the Company accrues a liability based upon reported claims and an actuarially determined estimated liability for certain claims incurred but not reported. It is generally the Company's policy not to accrue for any potential legal expense to be incurred in defending the Company's position.

Leases

The Company enters into lease arrangements for real estate, construction equipment and information technology equipment in the normal course of business. The Company determines if an arrangement is or contains a lease at inception of the arrangement. An arrangement is determined to be a lease if it conveys the right to control the use of identified property and equipment for a period of time in exchange for consideration. Operating lease right-of-use assets are recognized as the present value of future lease payments over the lease term as of the commencement date, plus any lease payments made prior to commencement, and less any lease incentives received. Operating lease liabilities are recognized as the present value of the future lease payments over the lease term as of the commencement date. Operating lease expense is recognized based on the undiscounted future lease payments over the remaining lease term on a straight-line basis. Lease expense related to short-term leases is recognized on a straight-line basis over the lease term.

Determinations with respect to lease term (including any renewals and terminations), incremental borrowing rate used to discount lease payments, variable lease expense and future lease payments require the use of judgment based on the facts and circumstances related to each lease. The Company considers various factors, including economic incentives, intent, past history and business need, to determine the likelihood that a renewal option will be exercised. Right-of-use assets are evaluated for impairment in accordance with the Company's policy for impairment of long-lived assets.

Non-controlling Interests

Non-controlling interests represent the equity investments of the minority owners in the Company's joint ventures and other subsidiary entities that are consolidated in its financial statements.

Fair Value Accounting

The Company categorizes its financial instruments using a valuation hierarchy for disclosure of the inputs used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument; Level 3 inputs are unobservable inputs based on the Company's assumptions used to measure assets and liabilities at fair value. The classification of a financial asset or liability within the hierarchy is determined based on the lowest level (least observable) input that is significant to the fair value measurement.

Other than the contingent consideration, there were no assets and liabilities measured at fair value on a recurring basis as of January 3, 2025 or December 29, 2023.

Income Taxes

The Company accounts for income taxes using the asset and liability method. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that its management believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it will make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

The Company records uncertain tax positions using a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Reportable Segment Information

The Company is organized and operates as one operating and reportable segment: infrastructure solutions. All of the Company's revenue comes from customers in the United States.

This determination is based on the management approach which designates internal information regularly available to the Chief Operating Decision Maker ("CODM") for making decisions and assessing performance as the source of determination of the Company's reportable segments. The Company's CODM, the Chief Executive Officer, reviews financial information presented on a consolidated basis for the purpose of making operating decisions and assessing financial performance.

The accounting policies of the one reportable segment are the same as those described in the summary of significant accounting policies. The CODM uses net income, as reported in our consolidated statements of operations, to measure segment profit or loss, assess performance, and make strategic capital resources allocations. The measure of segment assets is reported on our consolidated balance sheets as total assets. The significant expense categories regularly provided to the CODM are the expenses as noted on the face of the consolidated statements of operations.

Stock-Based Compensation

All stock-based payments (to the extent that they are compensatory) are recognized as an expense in the Company's consolidated statements of operations based on their fair values on the grant date. The Company accounts for forfeitures when they occur. The Company recognizes stock-based compensation expense on a straight-line basis over the service period of the award, which is no greater than four years. See Note 8 - Stock Compensation, for discussion of stock-based compensation and incentive plans.

Recently Adopted Accounting Standards

In November 2023, the FASB issued ASU 2023-07 *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires the Company to expand the breadth and frequency of segment disclosures to include additional information about significant segment expenses, the chief operating decision maker (CODM) and other items, and also requires the annual disclosures on an interim basis. This guidance is effective for annual periods beginning after December 15, 2023, with early adoption permitted. The Company adopted ASU 2023-07 as of January 3, 2025 with no significant impact on its consolidated financial statements and related disclosures.

Recently Issued Accounting Standards

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes: Improvements to Income Tax Disclosures*, which requires disaggregation of certain components included in the Company's effective tax rate and income taxes paid disclosures. The guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the effects adoption of this guidance will have on the consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,* which requires public companies to disclose additional information about certain expenses in the notes to financial statements, enhancing transparency and providing more detailed insights for investors and other stakeholders. This guidance is effective for annual periods beginning after December 15, 2026, and quarterly periods thereafter. The Company is currently evaluating the effects adoption of this guidance will have on the consolidated financial statements and related disclosures.

Note 3. Revenue, Receivables and Contract Assets and Liabilities

The following table presents the Company's revenue disaggregated by contract types:

	Fiscal Year Ended			
(In thousands)	January 3, 2025		December 29, 2023	
Fixed-price	$	442,243	$	567,224
Cost reimbursable		36,070		57,063
Equipment and labor		1,923		8,519
Total revenue	$	480,236	$	632,806

Projects started after prior ownership ("Shimmick Projects") have focused on water infrastructure and other critical infrastructure. Projects that started under prior ownership are referred to as "Legacy Projects". Projects that focus on foundation drilling are referred to as "Foundations Projects".

The following table presents the Company's revenue disaggregated by Shimmick Projects, Foundations Projects and Legacy Projects:

	Fiscal Year Ended		
	January 3, 2025		December 29, 2023
(In thousands)			
Shimmick Projects	$	355,683	$	386,491
Legacy Projects		93,226		198,509
Foundations Projects		31,327		47,806
Total revenue	$	480,236	$	632,806

Remaining performance obligations

The Company had $767 million of remaining performance obligations yet to be satisfied as of January 3, 2025. Our remaining performance obligations have a weighted average life of 1.9 years as of January 3, 2025.

Contract Balances

The following table provides information about contract assets (also referred to as costs and estimated earnings in excess of billings on uncompleted contracts and retainage receivable) and contract liabilities (also referred to as billings on uncompleted contracts in excess of costs and estimated earnings and forward loss reserve), which include assets and liabilities that are dependent upon future activity:

	January 3, 2025		December 29, 2023		Change	
(In thousands)						
Contract assets, current and non-current:						
Costs and estimated earnings in excess of billings on uncompleted contracts	$	46,603	$	125,943	$	(79,340)
Retainage receivable		23,517		48,316		(24,799)
Total contract assets		70,120		174,259		(104,139)
Contract liabilities, current and non-current:						
Billings on uncompleted contracts in excess of costs and estimated earnings		(50,490)		(48,841)		(1,649)
Forward loss reserve		(52,147)		(70,159)		18,012
Total contract liabilities		(102,637)		(119,000)		16,363
Net	$	(32,517)	$	55,259	$	(87,776)

Contract terms with customers include the timing of billing and payment, which usually differs from the timing of revenue recognition. As a result, the Company carries contract assets and liabilities within the consolidated balance sheets. These contract assets and liabilities are calculated on a contract-by-contract basis and reported on a net basis at the end of each period and are classified as current or non-current. Many of the contracts under which the Company performs work also contain retainage provisions. Retainage refers to that portion of our billings held for payment by the customer pending satisfactory completion of the project. Unless reserved, the Company assumes that all amounts retained by customers under such provisions are fully collectible. These assets and liabilities are reported in the consolidated balance sheets within "Contract assets, current," "Contract assets, non-current," "Contract liabilities, current" and "Contract liabilities, non-current." A certain portion of our retainage receivable contract asset balance is non-current, and therefore is not presented on a net basis against the associated contract liabilities that are current. Costs and estimated earnings in excess of billings on uncompleted contracts consists of revenue recognized in excess of billings.

Billings on uncompleted contracts in excess of costs and estimated earnings consists of billings in excess of revenue recognized. The Company recognized revenue of $45 million during the fiscal year ended January 3, 2025 that was included in contract liabilities as of December 29, 2023.

The Company's timing of revenue recognition may not be consistent with its rights to bill and collect cash from its clients. Those rights are generally dependent upon advance billing terms, milestone billings based on the completion of certain phases of work or when services are performed. The Company's accounts receivable represents amounts billed to clients that have yet to be collected and represent an unconditional right to cash from its clients as presented below.

	January 3, 2025		December 29, 2023	
(In thousands)				
Total accounts receivable, gross	$	43,942	$	55,202
Allowance for doubtful accounts		(954)		(1,024)
Accounts receivable, net	$	42,988	$	54,178

Substantially all contract assets as of January 3, 2025 and December 29, 2023 are expected to be collected within the Company's estimated operating cycle, except for retainage and claims pertaining to certain contracts. The Company's operating cycle may extend beyond one year.

The Company is in the process of negotiating or awaiting approval of unapproved change orders and claims with its customers. The Company is proceeding with its contractual rights to recoup additional costs incurred from its customers based on completing work associated with change orders, including change orders with pending change order pricing, or claims related to significant changes in scope which resulted in substantial delays and additional costs in completing the work. The Company may take legal action if it and the customer cannot reach a mutually acceptable resolution.

Information about significant customers

Significant Customers as a Percentage of Accounts Receivable, Net	
As of January 3, 2025	
Customer one	40.6%
Customer two	20.2%
As of December 29, 2023	
Customer one	32.5%
Customer two	21.7%

Significant Customers as a Percentage of Revenue	
Fiscal Year Ended January 3, 2025	
Customer one	17.1%
Customer two	15.4%
Customer three	10.2%
Customer four	10.1%
Fiscal Year Ended December 29, 2023	
Customer one	16.7%
Customer two	14.5%
Customer three	12.9%

Revisions in Estimates

Changes in contract estimates resulted in net decreases in gross margin of $63 million for the fiscal year ended January 3, 2025, primarily due to settlements of claims on two large projects and increased forecasted costs to complete on loss projects.

Changes in contract estimates resulted in net decreases in gross margin of $10 million for the fiscal year ended December 29, 2023, primarily due to increased forecasted costs to complete and an agreed upon contract settlement lower than previously estimated, partially offset by increases in gross margin on an outstanding claim.

Note 4. Joint Ventures and Variable Interest Entities

A summary of financial information of the consolidated joint ventures is as follows:

(In thousands)	January 3, 2025		December 29, 2023	
Current assets	$	11,063	$	34,071
Non-current assets		-		8,971
Total assets		11,063		43,042
Current liabilities		63,512		59,602
Non-current liabilities		2,433		2,013
Total liabilities	$	65,945	$	61,615

	Fiscal Year Ended			
(In thousands)	January 3, 2025		December 29, 2023	
Revenue	$	49,454	$	23,599

The assets of the Company's consolidated joint ventures are restricted for use only by the particular joint venture and are not available for the general operations of the Company.

A summary of financial information of the unconsolidated joint ventures, as derived from their financial statements, is as follows:

(In thousands)	January 3, 2025		December 29, 2023	
Current assets	$	60,738	$	74,498
Non-current assets		9,573		14,333
Total assets		70,311		88,831
Current liabilities		28,351		42,817
Total liabilities	$	28,351	$	42,817

	Fiscal Year Ended			
(In thousands)	January 3, 2025		December 29, 2023	
Revenue	$	58,249	$	80,727
Cost of revenue		77,003		64,793
Gross margin		(18,754)		15,934
Other expense		2,500		-
Net (loss) income	$	(21,254)	$	15,934

Contractually required support provided to the Company's joint ventures is discussed in Note 12 - Commitments and Contingencies.

Related Party Transactions

We often provide construction management and other subcontractor services to the Company's joint ventures and revenue includes amounts related to these services which is eliminated to the extent of our ownership. Revenue included related to services provided to unconsolidated joint venture related parties is as follows:

	Fiscal Year Ended	
	January 3, 2025	December 29, 2023
(In thousands)		
Revenue	$ 2,625	$ 3,415

Amounts included in the consolidated balance sheets related to services provided to unconsolidated joint ventures for the years ended January 3, 2025 and December 29, 2023 are as follows:

	January 3, 2025	December 29, 2023
(In thousands)		
Accounts receivable, net	$ 2,098	$ 2,092

Note 5. Property, Plant and Equipment and Intangible Assets

The following tables summarize the components of property, plant and equipment as of January 3, 2025 and December 29, 2023:

	January 3, 2025	December 29, 2023
(In thousands)		
Building and land	$ 171	$ 4,002
Machinery, equipment, and vehicles	51,227	70,250
Office furniture and equipment	6,876	9,324
Property, plant and equipment, gross	58,274	83,576
Accumulated depreciation	(39,142)	(37,203)
Property, plant and equipment, net	$ 19,132	$ 46,373

	Fiscal Year Ended	
	January 3, 2025	December 29, 2023
(In thousands)		
Depreciation expense	$ 12,276	$ 14,338

Depreciation is recorded within cost of revenue and selling, general and administrative expenses and is calculated using the straight-line method over the estimated useful lives of the assets, or in the case of leasehold improvements and capitalized leases, the lesser of the remaining term of the lease or its estimated useful life.

During the fiscal year ended January 3, 2025, Shimmick completed the sale-leaseback of the Company's equipment yard in Tracy, California. The agreement consummated the sale of the equipment yard for $20.5 million and allows us to continue using the property pursuant to a separately executed seven-year lease. The Company received net proceeds of $17 million, after adjustments for prepaid rent through February 2026 and related closing costs, which were used to repay borrowings under the Revolving Credit Facility. As a result of the sale, the Company recorded a gain of $17 million in gain on sale of assets within the consolidated statements of operations.

During the fiscal year ended January 3, 2025, Shimmick made the strategic decision to enhance the Company's current ERP system rather than implementing a new platform which, due to prior capitalized pre-implementation costs and remaining contractual obligations of $5 million included in accrued expenses in the accompanying consolidated balance sheets, resulted in a charge of $16 million recorded in the fiscal year ended January 3, 2025.

The following tables present the Company's finite-lived intangible assets, including the weighted- average useful lives for each major intangible asset category and in total:

	January 3, 2025			
	Weighted Average Remaining Useful Life	**Intangible Assets, Gross**	**Accumulated Amortization**	**Intangible Assets, Net**
(In thousands)				
Trademark	3	$ 10,600	$ (6,057)	$ 4,543
Customer contracts	2	6,373	(4,249)	2,124
Total		$ 16,973	$ (10,306)	$ 6,667

	December 29, 2023			
	Weighted Average Remaining Useful Life	**Intangible Assets, Gross**	**Accumulated Amortization**	**Intangible Assets, Net**
(In thousands)				
Trademark	4	$ 10,600	$ (4,543)	$ 6,057
Customer contracts	3	6,527	(3,340)	3,187
Total		$ 17,127	$ (7,883)	$ 9,244

Amortization of intangibles was $3 million for each of the fiscal years ended January 3, 2025 and December 29, 2023 and is recorded in selling, general and administrative expenses within the consolidated statements of operations. The Company's estimated aggregate remaining amortization is as follows:

	Amortization Expense
(In thousands)	
2025	$ 2,577
2026	2,577
2027	1,513
Total	$ 6,667

Note 6. Debt

Total debt outstanding is presented on the consolidated balance sheets as follows:

(In thousands)	**January 3, 2025**	**December 29, 2023**
Credit Agreement	$ 11,503	$ —
Revolving Credit Facility	—	29,914
Unamortized debt issuance costs	(2,025)	(287)
Long-term debt, net	$ 9,478	$ 29,627

Revolving Credit Facility

On March 27, 2023, we entered into the Revolving Credit Facility with MidCap Financial Services, LLC, which originally provided a total commitment of $30 million. The Revolving Credit Facility has been subsequently amended, most recently on September 25, 2024. As amended, the Revolving Credit Facility provides for a total commitment of $15 million and bears interest at an annual rate of adjusted term SOFR, subject to a 1.0% floor, plus 5.50%. Further, the Revolving Credit Facility is subject to an annual collateral management fee of 0.50% and an annual unused line fee of 0.50%. The Revolving Credit Facility includes certain financial operating covenants, including a minimum liquidity requirement of $7.5 million. We are not aware of any instances of noncompliance with the key financial covenants as of January 3, 2025. The Revolving Credit Facility was terminated on March 13, 2025 upon execution of the ACF Credit Agreement (as defined below).

During the fiscal year ended January 3, 2025, we repaid $30 million of the amount outstanding under the Revolving Credit Facility and paid $2 million in cash interest.

Credit Agreement

On May 20, 2024, we, as guarantor, and our wholly-owned subsidiaries as borrowers ("Borrowers"), Alter Domus (US) LLC, as agent, and AECOM and Berkshire Hathaway Specialty Insurance Company ("BHSI") as lenders, entered into a revolving credit facility (the "Credit Agreement"), which was subsequently amended on September 25, 2024, January 30, 2025 and March 12, 2025 to, among other things, permit the Company's concurrent amendment to the Revolving Credit Facility and waive the specified noncompliance of the Material Project Documents covenant regarding entering into non-bonded contracts. As amended, the Credit Agreement provides borrowing capacity up to $60 million. The obligations under the Credit Agreement bear interest at a per annum rate equal to one month Term SOFR (as defined in the Credit Agreement), subject to a 1.00% floor, plus 3.50%. Interest on any outstanding amounts drawn under the Credit Agreement will be payable, in kind or in cash at our election, on the last day of each month and upon prepayment. Payment-in-kind interest accrued and capitalized shall not constitute loan outstanding amounts for the purposes of calculating loan availability. During the fiscal year ended January 3, 2025, the Company paid $0.3 million in cash interest and accrued $2 million in non-cash payment-in-kind interest.

The Credit Agreement matures on May 20, 2029 (the "Maturity Date"), and the Borrowers may borrow, repay and reborrow amounts under the Credit Agreement until the Maturity Date.

Obligations of the Borrowers under the Credit Agreement are guaranteed by us and secured by a lien on substantially all of our and the Borrowers' assets.

The Credit Agreement contains customary affirmative and negative covenants for a transaction of this type, including covenants that limit liens, asset sales and investments, in each case subject to negotiated exceptions and baskets. In addition, the Credit Agreement contains a maximum leverage ratio covenant as tested quarterly commencing with the close of the first quarter of 2026. The Credit Agreement also contains representations and warranties and event of default provisions customary for a transaction of this type. Subsequent to January 3, 2025, the Company was not in compliance with a non-financial covenant regarding entering into material non-bonded contracts as set forth in the Credit Agreement. As of January 3, 2025 and following the March 12, 2025 amendment, we are not aware of any instances of noncompliance with non-financial or financial covenants. As of January 3, 2025, $9 million was outstanding under the Credit Agreement.

The transactions with AECOM also included a mutual release and settlement of certain claims with AECOM and a corresponding agreement to issue 7,745,000 shares of our common shares to AECOM. 5,144,622 of the common shares were issued on May 20, 2024 and issuance of the remaining 2,600,378 shares was completed following stockholder approval on June 26, 2024. Of the total common shares issued, 1,036,949 were held in escrow which resulted in an AECOM voting interest of 19.6% as of January 3, 2025. The Company recognized a loss of $1 million in other expense, net within the consolidated statements of operations as a result of the share issuance which represented the excess of the $13 million fair market value of the common shares at the time of issuance over the $12 million carrying value of the contingent consideration liabilities settled with AECOM.

ACF Credit Agreement

On March 12, 2025, we entered into a Credit Agreement ("ACF Credit Agreement") with ACF FINCO I LP, which provides a total commitment of $15 million and bears interest at an annual rate of adjusted term SOFR, subject to a 2.0% floor, plus 4.50%. Further, the ACF Credit Agreement is subject to an annual unused line fee of 0.50%. The ACF Credit Agreement includes certain financial operating covenants, including a minimum liquidity requirement of $5 million. The ACF Credit Agreement matures on the earlier of March 12, 2028 or 90 days prior to the maturity date of the Credit Agreement.

Note 7. Income Taxes

The components of the provision for income taxes are as follows:

		Fiscal Year Ended		
		January 3, 2025		December 29, 2023
(In thousands)				
Current taxes:				
Federal	$	(720)	$	—
State		(243)		—
Total current taxes		(963)		—
Deferred taxes:				
Federal		—		—
State		—		—
Total deferred taxes		—		—
Provision for income taxes	$	(963)	$	—

The differences between income taxes expected at the U.S. federal statutory income tax rate of 21% and the reported income tax benefit are summarized as follows:

		Fiscal Year Ended		
		January 3, 2025		December 29, 2023
(In thousands)				
Expected income tax benefit at federal statutory rate	$	(26,399)	$	(480)
State income taxes, net of federal income tax benefit		(8,031)		27
Return to provision true-up		2,150		1,774
Permanent items		60		562
Change in valuation allowance		30,016		5,248
Other		(963)		—
State rate change		2,204		(7,131)
Reported provision for income taxes	$	(963)	$	—
Effective tax rate		0.8%		0%

Deferred income taxes represent the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax liabilities and assets are as follows:

(In thousands)		January 3, 2025		December 29, 2023
Deferred tax liabilities:				
Depreciation and amortization	$	(640)	$	(10,598)
Right-of-use asset		(6,640)		(6,654)
Total deferred tax liabilities	$	(7,280)	$	(17,252)
Deferred tax assets:				
Intangible assets	$	30,317	$	34,457
Contract loss reserve		7,854		11,143
Investment in partnerships		22,770		16,453
Lease liability		6,181		6,586
Stock compensation		3,083		1,428
Accrued expenses and reserves		7,814		5,895
Section 382 limitation		45,587		39,622
Net operating loss carryforwards		51,777		24,629
Other deferred tax assets		2,173		715
Total deferred tax assets	$	177,556	$	140,928
Net deferred tax assets before valuation allowance	$	170,276	$	123,676
Less: Valuation allowance		(170,276)		(123,676)
Net deferred tax assets	$	—	$	—

As of January 3, 2025 and December 29, 2023, gross deferred tax assets were $178 million and $141 million, respectively. The Company has recorded a valuation allowance of $170 million and $124 million as of January 3, 2025 and December 29, 2023, respectively. The Company has performed an assessment of positive and negative evidence, including the nature, frequency, and severity of cumulative financial reporting losses in recent years, the future reversal of existing temporary differences, predictability of future taxable income exclusive of reversing temporary differences of the character necessary to realize the asset, relevant carryforward periods, taxable income in carry-back years if carry-back is permitted under tax law, and prudent and feasible tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax asset that would otherwise expire. The $46 million increase in the valuation allowance is attributed to the full valuation allowance being recorded on all increases in deferred tax assets in the current period.

The Company recognizes interest and penalties related to tax matters as a component of selling, general and administrative expenses in the accompanying consolidated statements of operations.

At January 3, 2025, the Company had U.S. federal and state net operating loss ("NOL") carryforwards of $189 million and $188 million, respectively. The U.S. federal NOL carryforward does not expire and can be carried forward indefinitely, but can only offset up to 80% of taxable income in future years. The state NOL carryforwards have both indefinite and limited carryforward periods, depending on state jurisdictions, and expire beginning in 2036 through 2043. At January 3, 2025, the Company had a full valuation allowance related to the tax-effected amount of these net operating losses. The Company had no unrecognized tax benefits recorded at January 3, 2025.

The Company files income tax returns in numerous tax jurisdictions, including the U.S. and multiple U.S. states. The statute of limitations generally ranges from three to five years for major jurisdictions in which the Company operates. Prior to the acquisition, Shimmick filed as a subsidiary of their parent company, AECOM. In connection with the separation, the Company entered into a tax matters agreement. Under the tax matters agreement, AECOM is generally responsible for all taxes associated with consolidated federal and state filings imposed on AECOM and its subsidiaries (including Shimmick) with respect to taxable periods ended on or prior to January 1, 2021. Also, pursuant to this agreement, AECOM is generally responsible for all taxes associated with separately filed state and local tax filings imposed on Shimmick and its subsidiaries with respect to taxable periods ended on or prior to January 1, 2021. Under these circumstances, Shimmick is only liable for tax periods filed on a standalone basis following the acquisition date.

Note 8. Stock-Based Compensation

On April 12, 2021, the Company's Board approved the Company's 2021 Stock Plan (the "2021 Stock Plan"). The 2021 Stock Plan reserves 5,477,200 of the Company's shares for issuance of incentive instruments, including Incentive Stock Options ("ISOs"), Non-statutory Stock Options, Stock Appreciation Rights, Restricted Stock Awards, and Restricted Stock Unit Awards. ISOs granted under the Plan have a term of 10 years and vest over four years of service.

On November 13, 2023, the Company's Board approved the Shimmick Corporation 2023 Equity Incentive Plan (the "2023 Omnibus Incentive Plan"). The maximum aggregate number of shares of Common Stock available is 3,729,149 under the 2023 Omnibus Incentive Plan (equal to ten percent (10%) of the Company's Common Stock outstanding immediately following the completion of the Company's IPO on November 16, 2023 plus (ii) the reserved and authorized shares for awards under the Company's 2021 Stock Plan that were not granted as of November 13, 2023). The maximum aggregate number of shares of Common Stock that may be issued under the 2023 Omnibus Incentive Plan automatically increases annually on the first day of each fiscal year, beginning with the 2024 fiscal year in an amount equal to five percent (5%) of Common Stock outstanding on the last day of the immediately preceding fiscal year unless the plan administration determines that a lesser amount should instead be issued. The shares reserved under the 2023 Omnibus Incentive Plan are for issuance of incentive instruments, including stock options, restricted stock awards, restricted stock units, stock appreciation rights, performance units and other share-based awards.

Total compensation expense related to stock-based grants was $6 million and $2 million for the fiscal years ended January 3, 2025 and December 29, 2023, respectively. Unrecognized compensation expense related to stock-based grants to employees of Shimmick outstanding as of January 3, 2025 and December 29, 2023 was $6 million and $3 million, respectively, to be recognized on a straight-line basis over the awards' weighted average remaining vesting period of 0.9 years and 1.3 years, respectively.

For the fiscal year ended January 3, 2025, stock option activity was as follows:

| | Stock Options | | | |
	Number of shares	Weighted average exercise price per share	Weighted average grant date fair value	Weighted average years of remaining contractual term
Outstanding as of December 29, 2023	4,137,183	$ 1.26	$ —	7.6
Exercised	(416,057)	1.26	0.66	—
Forfeited & expired	(383,976)	1.26	0.66	—
Outstanding as of January 3, 2025	3,337,150	1.26	0.66	6.3
Exercisable as of January 3, 2025	2,983,056	$ 1.26	$ 0.66	6.3

The following table summarizes the activities for unvested Shimmick restricted stock units for the fiscal year ended January 3, 2025:

82

	Restricted Stock Units	
	Number of shares	Weighted average grant date fair value
Unvested as of December 29, 2023	576,714	$ 6.49
Awarded	2,497,630	2.51
Forfeited	(61,656)	6.32
Outstanding as of January 3, 2025	3,012,688	2.88
Ended vested as of January 3, 2025	395,578	5.25
Ended unvested as of January 3, 2025	2,617,110	$ 2.88

Note 9. Earnings Per Share

Basic earnings per share ("EPS") is calculated based on the weighted average shares outstanding during the period. Diluted earnings per share includes the dilutive effect of employee and director stock options. Stock options are considered dilutive whenever the exercise price is less than the average market price of the stock during the period and antidilutive whenever the exercise price exceeds the average market price of the common stock during the period. All 3.3 million and 4.1 million employee stock options as of January 3, 2025 and December 29, 2023, respectively, and 3.0 million and 0.6 million restricted stock units as of January 3, 2025 and December 29, 2023, respectively, were excluded from the calculation of diluted earnings per share as they are antidilutive to the EPS calculation. The computation of basic and diluted EPS is as follows:

	Fiscal Year Ended	
	January 3, 2025	December 29, 2023
(In thousands, except per share data)		
Numerator:		
Net loss attributable to Shimmick Corporation	$ (124,748)	$ (2,546)
Numerator for basic and diluted EPS	$ (124,748)	$ (2,546)
Denominator:		
Denominator for basic EPS - weighted average shares	30,406	22,356
Effect of dilutive securities:		
Employee stock options	—	—
Restricted stock units	—	—
Dilutive potential common shares	—	—
Denominator for diluted EPS - adjusted weighted average shares and assumed conversions	30,406	22,356
Basic EPS	$ (4.10)	$ (0.11)
Diluted EPS	$ (4.10)	$ (0.11)

Note 10. Leases

Lease expenses recorded within the consolidated statements of operations are comprised as follows:

	Fiscal Year Ended	
(In thousands)	**January 3, 2025**	**December 29, 2023**
Operating lease cost		
Cost of revenue	$ 10,194	$ 11,351
Selling, general and administrative expenses	1,105	1,210
Finance lease cost (all in cost of revenue):		
Amortization of right-of-use assets	287	282
Interest on lease liabilities	20	50
Short-term lease cost	464	594
Total lease cost	$ 12,070	$ 13,487

Additional consolidated balance sheets information related to leases is as follows:

(In thousands)	Balance Sheet Classification	January 3, 2025	December 29, 2023
Assets:			
Operating lease assets	Lease right-of-use assets	$ 24,232	$ 23,568
Finance lease assets	Lease right-of-use assets	—	287
Total lease assets		$ 24,232	$ 23,855
Liabilities:			
Current:			
Operating lease liabilities	Other current liabilities	$ 6,571	$ 8,247
Finance lease liabilities	Other current liabilities	—	317
Total current lease liabilities		$ 6,571	$ 8,564
Non-current:			
Operating lease liabilities	Lease liabilities, non-current	$ 15,987	$ 15,017
Finance lease liabilities	Lease liabilities, non-current	—	28
Total non-current lease liabilities		$ 15,987	$ 15,045

Weighted average remaining lease term information related to leases is as follows:

	January 3, 2025	December 29, 2023
Weighted average remaining lease term (in years):		
Operating leases	4.3	3.4
Finance leases	—	1.1
Weighted average discount rate:		
Operating leases	6.9%	6.3%
Finance leases	—	9.9%

Supplemental cash flow information related to leases is as follows:

	Fiscal Year Ended		
	January 3, 2025		December 29, 2023
(In thousands)			
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$	8,157	$ 11,070
Financing cash flows from finance leases	$	317	$ 303
Right-of-use assets obtained in exchange for new operating leases	$	11,862	$ 13,215

Total remaining lease payments under both the Company's operating and finance leases are as follows:

Year	Operating Leases
(In thousands)	
2025	$ 7,360
2026	5,422
2027	3,966
2028	3,984
2029	2,846
Thereafter	3,081
Total lease payments	26,659
Amounts representing interest	(4,101)
Total lease liabilities	$ 22,558

Note 11. Employee Retirement Plans

Defined Contribution Profit Sharing Plan

The Company sponsors a defined contribution profit sharing plan covering substantially all non-union persons employed by the Company, whereby employees may contribute a percentage of compensation, limited to maximum allowed amounts under the Internal Revenue Code.

The Company made matching contributions of $2 million for each of the fiscal years ended January 3, 2025 and December 29, 2023.

Multiemployer Pension Plans

The Company participates in construction-industry multiemployer pension plans. Generally, the plans provide defined benefits to substantially all employees covered by collective bargaining agreements. Under the Employee Retirement Income Security Act, a contributor to a multiemployer plan is liable, upon termination or withdrawal from a plan, for its proportionate share of a plan's unfunded vested liability. The Company's aggregate contributions to these multiemployer plans were $11 million and $15 million for the fiscal years ended January 3, 2025 and December 29, 2023, respectively.

Our participation in significant plans for the fiscal years ended January 3, 2025 and December 29, 2023 is outlined in the table below. The "EIN/Pension Plan Number" column provides the Employer Identification Number ("EIN") and the three digit plan number. The zone status is based on the latest information that the Company received from the plan and is certified by the plan's actuary. Plans in the red zone are generally less than 65% funded, plans in the yellow zone are generally less than 80% funded, and plans in the green zone are generally at least 80% funded. The "FIP/RP Status Pending/Implemented" column indicates plans for which a financial improvement plan ("FIP") or a rehabilitation plan ("RP") is either pending or has been implemented. The "Surcharge Imposed" column includes plans in a red zone status that require a payment of a surcharge in excess of regular contributions.

| Pension Fund | EIN/Pension Plan Number | Pension Protection Act Zone Status | | FIP/RP Status Pending or Implemented | Company Contributions Fiscal Year Ended (in thousands) | | Surcharge Imposed |
		January 3, 2025	December 29, 2023		January 3, 2025	December 29, 2023	
Pension Trust Fund for the Operating Engineers	94-6090764	Green	Green	NA	$ 1,154	$ 1,852	No
Tri-State Carpenters & Joiners Pension Trust Fund	62-0976048	Yellow	Yellow	NA	1,074	1,722	No
Carpenters Pension Trust Fund for Northern CA	94-6050970	Red	Red	Implemented	1,049	1,454	No
Laborers Pension Trust Fund for Northern CA	94-6277608	Green	Green	NA	802	1,366	No
California Ironworkers Field Pension Fund	95-6042866	Green	Green	NA	735	1,112	No
Operating Engineers Trust Fund	95-6032478	Green	Green	NA	730	823	No
Ironworkers District Council of TN Valley & Vicinity Welfare Pension and Annuity Plans	62-6098036	Described below[1]	Described below[1]	NA	649	882	No
Central Pension Fund of the IUOE & Participating Employers	36-6052390	Described below[1]	Described below[1]	NA	614	1,006	No
Construction Laborers Pension Trust for Southern California	43-6159056	Green	Green	NA	602	566	No
Southwest Carpenters Pension Fund	95-6042875	Green	Green	NA	588	619	No
San Diego County Construction Laborers Pension Trust Fund	95-6090541	Green	Green	NA	469	580	No
San Diego Electrical Pension Plan	95-6101801	Yellow	Yellow	NA	423	268	No
Southern California IBEW-NECA Pension Trust Fund	95-6392774	Yellow	Yellow	NA	384	497	No
San Diego County Cement Masons Pension Plan	95-6267660	Yellow	Yellow	NA	201	209	No
IBEW Local 595 Pension Plan	94-6279541	Green	Green	NA	47	297	No
				Contributions to other multiemployer plans	1,129	1,401	
				Total contributions made	$ 10,650	$ 14,654	

(1) For the plans noted above, we have not received a funding notification that covers the fiscal year presented during the preparation of the consolidated financial statements. Under Federal pension law, if a multiemployer pension plan is determined to be in critical or endangered status, the plan must provide notice of this status to participants, beneficiaries, the bargaining parties, the Pension Benefit Guaranty Corporation, and the Department of Labor. The Company has also observed that these plans have not submitted any Critical or Endangered Status Notices to the Department of Labor for calendar years that the Company has not received notification. The Critical or Endangered Status Notices can be accessed at https://www.dol.gov/agencies/ebsa/about-ebsa/our-activities/public-disclosure/critical-status-notices

The Company is not aware of any significant future obligations or funding requirements related to these plans other than the ongoing contributions that are paid as hours are worked by plan participants.

Note 12. Commitments and Contingencies

In the Company's joint venture arrangements, the liability of each partner is usually joint and several. This means as each joint venture partner may become liable for the entire risk of performance guarantees provided by each partner to the customer. Typically, each joint venture partner indemnifies the other partners for any liabilities incurred in excess of the liabilities the other party is obligated to bear under the respective joint venture agreement. In addition, the Company may be required to guarantee performance directly to the customer. The Company is unable to estimate the maximum potential amount of future payments that the Company could be required to make under outstanding performance guarantees related to joint venture projects due to a number of factors, including but not limited to, the nature and extent of any contractual defaults by the other joint venture partners, resource availability, potential performance delays caused by the defaults, the location of the projects, and the terms of the related contracts.

In the ordinary course of business, the Company is subject to other claims, lawsuits, investigations and disputes arising out of the conduct of its business, including matters relating to commercial transactions, government contracts, and employment matters. The Company recognizes a liability for contingencies that are probable of occurrence and reasonably estimable. To date, no such matters are material to the consolidated statements of operations.

86

In certain contracts, there are provisions that require the Company to pay liquidated damages if the Company is responsible for the failure to meet specified contractual milestone dates and the applicable customer asserts a conforming claim under these provisions. These contracts define the conditions under which customers may make claims against the Company for liquidated damages. Based upon the evaluation of performance and other commercial and legal analysis, management has recognized relevant probable liquidated damages as of January 3, 2025 and December 29, 2023, and believes that the ultimate resolution of such matters will not materially affect the Company's consolidated financial position, results of operations, or cash flows. The Company has recorded contingent consideration as of January 3, 2025 and December 29, 2023 at its estimated fair value. The Company is unable to reasonably determine an estimated range of amounts of the payments that could be made due to the uncertainty of future events.

Guarantees

The Company obtains bonding on construction contracts through third-party bonding companies. As is customary in the construction industry, the Company indemnifies the third-party bonding companies for any losses incurred by it in connection with bonds that are issued. The Company has granted the third-party bonding companies a security interest in accounts receivable, contract assets and contract rights for that obligation.

The Company typically indemnifies contract owners for claims arising during the construction process and carries insurance coverage for such claims.

Letters of Credit

In the ordinary course of business and under certain contracts, the Company is required to post standby letters of credit for its insurance carriers. The Company did not have any letters of credit outstanding as of January 3, 2025 or December 29, 2023.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Management, under the supervision and with the participation of the Chief Executive Officer and Interim Chief Financial Officer, has conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). In conducting our evaluation, management used the updated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control–Integrated Framework (2013). Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Based on that evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that as of January 3, 2025, and December 29, 2023, our disclosure controls and procedures were not effective due to the material weaknesses in internal control over financial reporting described below. We have in place and are executing a remediation plan to address the material weaknesses described below.

We identified material weaknesses in our internal control over financial reporting, which relate to the design and operation of internal control over financial reporting, including the lack of formal and effective controls over certain financial statement account balances, and lack of effective controls over the COSO principles including control environment, risk assessment, control activities, information and communications and monitoring as of January 3, 2025 and December 29, 2023.

Management performed additional analyses and other procedures to ensure that our consolidated financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). Accordingly, management believes that the consolidated financial statements included in this Form 10-K fairly present, in all material respects, our financial position, results of operations, and cash flows as of and for the periods presented in this Form 10-K, in accordance with U.S. GAAP.

Management's Plan to Remediate the Identified Material Weaknesses

We believe our current staff, which has changed over the last twenty-seven months, possess the appropriate skillsets and public company reporting experience to prepare and report on complete and accurate financial statements. We have designed and implemented new entity level controls, information system general controls and financial reporting and business process controls associated with estimate at completion (revenue), payroll, treasury, property, plant and equipment and leases.

However, given the limited number of quarters since implementing the remediation plan, such remediation has not been fully tested. Material weaknesses cannot be considered fully remediated until the existing controls have been in place and operating for a sufficient period of time to enable management to test and to conclude on the operating effectiveness of the controls. We continue to evaluate the controls that we have implemented and conduct such testing that is necessary to conclude on the operating effectiveness of the controls. We have also engaged a third-party advisory firm to evaluate the design and operating effectiveness of internal control over financial reporting as part of our remediation plan. Additional remediation may be necessary as we continue to monitor and evaluate the effectiveness of controls implemented to date.

Changes in Internal Control Over Financial Reporting

With the exception of the implementation and enhancement of controls in connection with our remediation activities described above, there were no changes to our internal control over financial reporting during the quarter ended January 3, 2025 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

During the three months ended January 3, 2025, none of our directors or executive officers adopted, modified or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference from our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, to be filed within 120 days of our 2024 fiscal year end.

Item 11. Executive Compensation

The information required by this item is incorporated by reference from our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, to be filed within 120 days of our 2024 fiscal year end.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Other than with respect to the information relating to our equity compensation plans, the information required by this item is incorporated by reference from our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, to be filed within 120 days of our 2024 fiscal year end.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference from our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, to be filed within 120 days of our 2024 fiscal year end.

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated by reference from our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, to be filed within 120 days of our 2024 fiscal year end.

90

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) (1) Financial Statements of the Company

The following financial statements and supplementary data are filed as a part of this report under "Item 8—Financial Statements and Supplementary Data." in this Annual Report on Form 10-K:

Consolidated Financial Statements of the Company

> Report of Independent Registered Public Accounting Firm (PCAOB ID: 34)
> Consolidated Balance Sheets as of January 3, 2025 and December 29, 2023
> Consolidated Statements of Operations for the Fiscal Years Ended January 3, 2025 and December 29, 2023
> Consolidated Statements of Stockholders' (Deficit) Equity for the Fiscal Years Ended January 3, 2025 and December 29, 2023
> Consolidated Statements of Cash Flows for the Fiscal Years Ended January 3, 2025 and December 29, 2023
> Notes to Consolidated Financial Statements

(a) (2) Financial Statement Schedules

No schedules are required to be presented.

(a) (3) Exhibits

Agreements included as exhibits are included only to provide information to investors regarding their terms. Agreements listed below may contain representations, warranties and other provisions that were made, among other things, to provide the parties thereto with specified rights and obligations and to allocate risk among them, and no such agreement should be relied upon as constituting or providing any factual disclosures about Shimmick Corporation, any other persons, any state of affairs or other matters.

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Shimmick Corporation (incorporated by reference to Exhibit 3.1 of Shimmick Corporation's Current Report on Form 8-K filed on November 16, 2023).
3.2	Amended and Restated Bylaws of Shimmick Corporation (incorporated by reference to Exhibit 3.2 of Shimmick Corporation's Current Report on Form 8-K filed on November 16, 2023).
4.1	Description of Securities (incorporated by reference to Exhibit 4.1 of Shimmick Corporation's Annual Report on Form 10-K filed on March 28, 2024).
10.1#	Form of Indemnification Agreement for Executive Officers and Directors (incorporated by reference to Exhibit 10.1 of Shimmick Corporation's Registration Statement on Form S-1 (No. 333-274870) filed on October 24, 2023).
10.2#	SCCI National Holdings, Inc. 2021 Stock Plan (incorporated by reference to Exhibit 10.2 of Shimmick Corporation's Registration Statement on Form S-1 (No. 333-274870) filed on October 5, 2023).
10.3#	Form of Shimmick Corporation 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of Shimmick Corporation's Registration Statement on Form S-1 (No. 333-274870) filed on October 24, 2023).
10.4+	Credit Agreement, dated February 26, 2021, by and among Shimmick Construction Company, Inc., BMO Harris Bank N.A. and the other parties thereto (incorporated by reference to Exhibit 10.4 of Shimmick Corporation's Registration Statement on Form S-1 (No. 333-274870) filed on October 5, 2023).
10.5+	Credit, Security and Guaranty Agreement, dated March 27, 2023, by and among Shimmick Construction Company, Inc., Rust Constructors Inc., The Leasing Corporation, SCCI National Holdings, Inc., MidCap Funding IV Trust and other parties thereto (incorporated by reference to

	Exhibit 10.5 of Shimmick Corporation's Registration Statement on Form S-1 (No. 333-274870) filed on October 27, 2023).
10.6	Amendment No. 1 to Credit, Security and Guaranty Agreement, dated June 30, 2023, by and among Shimmick Construction Company, Inc., Rust Constructors, Inc., The Leasing Corporation, SCCI National Holdings, Inc., MidCap Funding IV Trust and other parties thereto (incorporated by reference to Exhibit 10.6 of Shimmick Corporation's Registration Statement on Form S-1 (No. 333-274870) filed on October 27, 2023).
10.7	Amendment No. 2 to Credit, Security and Guaranty Agreement, dated September 22, 2023, by and among Shimmick Construction Company, Inc., Rust Constructors Inc., The Leasing Corporation, Shimmick Corporation (f/k/a SCCI National Holdings, Inc.), MidCap Funding IV Trust and other parties thereto (incorporated by reference to Exhibit 10.7 of Shimmick Corporation's Registration Statement on Form S-1 (No. 333-274870) filed on October 27, 2023).
10.8	Amendment No. 3 to Credit, Security and Guaranty Agreement, dated May 20, 2024, by and among Shimmick Construction Company, Inc., Rust Constructors Inc., The Leasing Corporation, SCCI National Holdings, Inc., MidCap Funding IV Trust and other parties thereto (incorporated by reference to Exhibit 10.4 of Shimmick Corporation's Current Report on Form 8-K filed on May 20, 2024).
10.9	Amendment No. 4 to Credit, Security and Guaranty Agreement, dated August 14, 2024, by and among Shimmick Construction Company, Inc., Rust Constructors Inc., The Leasing Corporation, SCCI National Holdings, Inc., MidCap Funding IV Trust and other parties thereto (incorporated by reference to Exhibit 10.5 of Shimmick Corporation's Quarterly Report on Form 10-Q filed on August 16, 2024).
10.10	Amendment No. 5 to Credit, Security and Guaranty Agreement, dated September 25, 2024, by and among Shimmick Construction Company, Inc., Rust Constructors Inc., The Leasing Corporation, SCCI National Holdings, Inc., MidCap Funding IV Trust and other parties thereto (incorporated by reference to Exhibit 10.1 of Shimmick Corporation's Current Report on Form 8-K filed on September 26, 2024).
10.11+	Credit, Security and Guaranty Agreement, dated May 20, 2024, by and among Shimmick Construction Company, Inc., Rust Constructors Inc., The Leasing Corporation, Shimmick Corporation, the other guarantors party thereto, the agent thereunder, and the lenders time to time party thereto (incorporated by reference to Exhibit 10.1 of Shimmick Corporation's Current Report on Form 8-K filed on May 20, 2024).
10.12	Amendment No. 1 to Credit, Security and Guaranty Agreement, dated September 25, 2024, by and among Shimmick Construction Company, Inc., Rust Constructors Inc., The Leasing Corporation, Shimmick Corporation, the other guarantors party thereto, the agent thereunder, and the lenders time to time party thereto (incorporated by reference to Exhibit 10.2 of Shimmick Corporation's Current Report on Form 8-K filed on September 26, 2024).
10.13#	Separation Agreement, by and between Shimmick Corporation and Devin J. Nordhagen, dated June 20, 2024 (incorporated by reference to Exhibit 10.1 of Shimmick Corporation's Current Report on Form 8-K filed on June 21, 2024).
10.14#	Retention Letter, by and between Shimmick Corporation and Amanda Mobley, dated June 21, 2024 (incorporated by reference to Exhibit 10.2 of Shimmick Corporation's Current Report on Form 8-K filed on June 21, 2024).
10.15#	Employment and Transition Agreement, between Shimmick Corporation and Steven E. Richards, dated November 12, 2024 (incorporated by reference to Exhibit 10.2 of Shimmick Corporation's Current Report on Form 8-K filed on November 18, 2024).
10.16#	Offer Letter, between Shimmick Corporation and Ural Yal, dated November 12, 2024 (incorporated by reference to Exhibit 10.2 of Shimmick Corporation's Current Report on Form 8-K filed on November 18, 2024).
10.17	Side Letter, dated May 20, 2024, between Shimmick Corporation and AECOM (incorporated by reference to Exhibit 10.2 of Shimmick Corporation's Current Report on Form 8-K filed on May 20, 2024).
10.18	Share Issuance Agreement, dated May 20, 2024, between Shimmick Corporation and AECOM (incorporated by reference to Exhibit 10.3 of Shimmick Corporation's Current Report on Form 8-K filed on May 20, 2024).

10.19	Settlement Agreement, dated August 8, 2024, between Shimmick Corporation and United States Army Corps of Engineers (incorporated by reference to Exhibit 10.3 of Shimmick Corporation's Quarterly Report on Form 10-Q filed on August 16, 2024).
10.20	Amendment No. 1 to Standard Offer Agreement for Purchase of Real Estate, dated August 9, 2024, between Shimmick Corporation and Alterra IOS Acquisitions III, LLC (incorporated by reference to Exhibit 10.4 of Shimmick Corporation's Quarterly Report on Form 10-Q filed on August 16, 2024).
10.21*	Amendment No. 2 to Credit, Security and Guaranty Agreement, dated January 30, 2025, by and among Shimmick Construction Company, Inc., Rust Constructors Inc., The Leasing Corporation, Shimmick Corporation, the other guarantors party thereto, the agent thereunder, and the lenders time to time party thereto
10.22*	Amendment No. 3 to Credit, Security and Guaranty Agreement, dated March 12, 2025, by and among Shimmick Construction Company, Inc., Rust Constructors Inc., The Leasing Corporation, Shimmick Corporation, the other guarantors party thereto, the agent thereunder, and the lenders time to time party thereto
10.23*	Credit, Security and Guaranty Agreement, dated March 12, 2025, by and among Shimmick Corporation, Shimmick Construction Company, Inc., Rust Constructors Inc., The Leasing Corporation, AFC FINCO I LP and other parties thereto
19*	Insider Trading Policy
21.1*	List of Subsidiaries of Shimmick Corporation
23.1*	Consent of Deloitte and Touche LLP
31.1**	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2**	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Clawback Policy (incorporated by reference to Exhibit 97 of Shimmick Corporation's Annual Report on Form 10-K filed on March 28, 2024).
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

** Furnished, not filed

# Indicates management contract or compensatory plan.

+ Portions of this exhibit have been redacted in accordance with Item 601(a)(5) of Regulation S-K.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

Company Name

Date: March 20, 2025	By:	/s/ Ural Yal
		Ural Yal
		Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Ural Yal **Ural Yal**	Chief Executive Officer and Director (Principal Executive Officer)	March 20, 2025
/s/ Amanda Mobley **Amanda Mobley**	Interim Chief Financial Officer (Principal Financial and Accounting Officer)	March 20, 2025
/s/ Mitchell B. Goldsteen **Mitchell B. Goldsteen**	Executive Chairman	March 20, 2025
/s/ Joe Del Guercio **Joe Del Guercio**	Director	March 20, 2025
/s/ Geoffrey E. Heekin **Geoffrey E. Heekin**	Director	March 20, 2025
/s/ J. Brendan Herron **J. Brendan Herron**	Director	March 20, 2025
/s/ Peter Kravitz **Peter Kravitz**	Director	March 20, 2025
/s/ Steven E. Richards **Steven E. Richards**	Director	March 20, 2025
/s/ Carolyn L. Trabuco **Carolyn L. Trabuco**	Director	March 20, 2025

94

Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The following describes common stock and preferred stock of Shimmick Corporation ("Shimmick," "we," "our," "us," "its" or the "Company") and certain terms of our amended and restated certificate of incorporation and amended and restated bylaws. This description is a summary only and is subject to the complete text of our amended and restated certificate of incorporation and bylaws, which have been incorporated by reference as exhibits to this Annual Report on Form 10-K.

General

Our amended and restated certificate of incorporation authorizes capital stock consisting of 100,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Each share of common stock entitles the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. There are no cumulative voting rights. Accordingly, holders of a majority of shares entitled to vote in an election of directors are able to elect all of the directors standing for election.

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of the common stock will share equally on a per share basis any dividends when, as and if declared by the board of directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our common stock will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all of our liabilities and of the prior rights of any outstanding class of our preferred stock. Our common stock does not carry any preemptive or other subscription rights to purchase shares of our stock and are not convertible, redeemable or assessable.

Preferred Stock

Our board of directors has the authority, without stockholder approval, to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and terms of each such series. The board may determine the designation and other terms of each series, including, among others:

- dividend rates,
- whether dividends will be cumulative or non-cumulative,
- redemption rights,
- liquidation rights,
- sinking fund provisions,
- conversion or exchange rights, and
- voting rights.

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other corporate purposes, could reduce the relative voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

Anti-takeover Provisions of Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our company, including the following:

Authorized Capital. The issuance of shares of capital stock, or the issuance of rights to purchase shares of capital stock, could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our board of directors determined that a takeover proposal was not in the best interest of our stockholders, the board could authorize the issuance of preferred stock or common stock without stockholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

- diluting the voting or other rights of the proposed acquirer or insurgent stockholder group,
- creating a substantial voting bloc in institutional or other hands that might undertake to support the position of the incumbent board, or
- effecting an acquisition that might complicate or preclude the takeover.

In this regard, our amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our board could establish one or more series of preferred stock that entitle holders to:

- vote separately as a class on any proposed merger or consolidation,
- cast a proportionately larger vote together with our common stock on any transaction or for all purposes,
- elect directors having terms of office or voting rights greater than those of other directors,
- convert preferred stock into a greater number of shares of our common stock or other securities,
- demand redemption at a specified price under prescribed circumstances related to a change of control of our company, or
- exercise other rights designed to impede a takeover.

Alternatively, a change of control transaction deemed by the board to be in the best interest of our stockholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders.

Action by Written Consent. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that holders of our common stock are not able to act by written consent without a meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder's notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

Amendment of Certificate of Incorporation and Amended and Restated Bylaws. Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws that have antitakeover effects may be amended only by the affirmative vote of holders of at least two-thirds of the voting power of our outstanding shares of voting stock, voting together as a single class. This has the effect of making it more difficult to amend our certificate of incorporation or bylaws to remove or modify these provisions. The affirmative vote of holders of a majority of the voting power of our outstanding shares of stock is generally able to amend other provisions of our amended and restated certificate of incorporation and the holders of a majority of the voting power present and entitled to vote is generally able to amend other provisions of our amended and restated bylaws.

These provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire of control of us by means of a tender offer, merger, proxy contest or otherwise. Accordingly, these provisions could have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Exclusive Forum

Our amended and restated charter documents provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if such court does not have subject matter jurisdiction another state or the federal court (as appropriate) located within the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on our behalf, (2) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of ours to us or our stockholders, (3) action asserting a claim against us or any current or former director or officer of ours arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) action asserting a claim governed by the internal affairs doctrine of the State of Delaware.

Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including any claims under the Securities Act and the Exchange Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and accordingly, we cannot be certain that a court would enforce such provision. It is possible that a court could find our forum selection provisions to be inapplicable or unenforceable and, accordingly, we could be required to litigate claims in multiple jurisdictions, incur additional costs or otherwise not receive the benefits that we expect our forum selection provisions to provide.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated charter documents. Our exclusive forum provision shall not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

Limitation of Liability and Indemnification of Directors and Officers

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and certain officers to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders' derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. This provision does not limit or eliminate the liability of any officer in any action by or in the right of the Company, including any derivative claims. Further, the exculpation does not apply to any director or officer if the director or officer has breached the duty of loyalty to the corporation and its stockholders, acted in bad faith, knowingly or intentionally violated the law, or derived an improper benefit from his or her actions as a director or officer. In addition, exculpation does not apply to any director in connection with the authorization of illegal dividends, redemptions or stock repurchases.

Our amended and restated bylaws provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors' and officers' liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We also have entered into indemnification agreements with our directors, which agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that these indemnification and advancement provisions, and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Listing of Common Stock

Our common stock is listed on the Nasdaq Global Market under the symbol "SHIM."

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company.

AMENDMENT NO. 2 TO CREDIT, SECURITY AND GUARANTY AGREEMENT

This AMENDMENT NO. 2 TO CREDIT, SECURITY AND GUARANTY AGREEMENT (this "**Agreement**") is made as of this 30ᵗʰ day of January, 2025 (the "**Second Amendment Effective Date**"), by and among **SHIMMICK CONSTRUCTION COMPANY, INC.**, a California corporation ("**Shimmick**"), **RUST CONSTRUCTORS INC.**, a Delaware corporation, **THE LEASING CORPORATION**, a Nevada corporation, (collectively, the "**Borrowers**" and each individually, a "**Borrower**"), **SHIMMICK CORPORATION** (f/k/a SCCI National Holdings, Inc.), a Delaware corporation ("**Holdings**"), **ALTER DOMUS (US) LLC**, a Delaware limited liability company, as Agent, and the financial institutions or other entities parties hereto, each as a Lender.

RECITALS

A. Agent, Lenders, Borrowers and Holdings have entered into that certain Credit, Security and Guaranty Agreement, dated as of May 20, 2024, as amended by that certain Amendment No. 1 to Credit, Security and Guaranty Agreement, dated as of September 25, 2024 (as amended, the "**Existing Credit Agreement**" and as amended hereby and as it may be further amended, modified, supplemented and restated from time to time, the "**Credit Agreement**"), pursuant to which the Lenders have agreed to make certain advances of money and to extend certain financial accommodations to Borrowers in the amounts and manner set forth in the Credit Agreement.

C. Borrowers and Holdings have requested, and Agent and all Lenders have agreed, to amend certain provisions of the Existing Credit Agreement, in each case, in accordance with the terms and subject to the conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, the terms and conditions set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Agent, Lenders, Borrowers and Holdings hereby agree as follows:

1.**Recitals**. This Agreement shall constitute a Financing Document and the Recitals and each reference to the Credit Agreement, unless otherwise expressly noted, will be deemed to reference the Credit Agreement as amended hereby. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement (including those capitalized terms used in the Recitals hereto).

2.**Amendments to Existing Credit Agreement**. Subject to the terms and conditions of this Amendment, including, without limitation, the satisfaction of the conditions set forth in <u>Section 4</u> hereof, the Existing Credit Agreement is hereby amended as follows:

(a) Section 1.1 of the Existing Credit Agreement is hereby amended to add the following definition in the appropriate alphabetical order therein:

"**Second Amendment**" means that certain Amendment No. 2 to Credit, Security and Guaranty Agreement, dated as of January 30, 2025, by and among the Borrowers, Holdings, Agent and the Lenders.

(b) Section 1.1 of the Existing Credit Agreement is hereby amended by amending and restating the following definition in its entirety as follows:

"**Financing Documents**" means this Agreement, the First Amendment, the Second Amendment, the Intercreditor Agreement, any Notes, the Agent Fee Letter, the Security Documents, each Subordination Agreement and any other subordination or intercreditor agreement pursuant to which any Debt and/or any Liens securing such Debt is subordinated to all or any portion of the Obligations and all other documents, instruments and agreements related to the Obligations and heretofore executed, executed concurrently herewith or executed at any time and from time to time hereafter, as any or all of the same may be amended, supplemented, restated or otherwise modified from time to time.

(c) Section 2.5 of the Existing Credit Agreement is hereby amended by inserting the following clause (e) immediately after clause (d) thereto:

"(e) Subject to and in accordance with the terms of the Intercreditor Agreement:

(i)notwithstanding anything herein to the contrary, so long as an Event of Default has not occurred and is continuing, any prepayment of any Loan made pursuant to Section 2.5 may be applied to the Obligations as directed by the Borrower; and

(ii)after the occurrence and during the continuance of any Event of Default, all payments in respect of any Obligations and all proceeds of Collateral shall be applied in accordance with Section 10.7(c)."

(d) Section 4.1(o) of the Existing Credit Agreement is hereby amended by deleting the terms "calendar month" and replacing such terms with "fiscal month".

(e) Section 4.1 of the Existing Credit Agreement is hereby amended by inserting the following clause (q) immediately after clause (p) thereto:

"(q) prompt written notice (and, in any case, within three (3) Business Days) of the appointment, replacement or resignation of any member of the Special Committee."

(f) Section 6.1 of the Existing Credit Agreement is hereby amended by replacing the reference to "December 31, 2025" therein with "April 3, 2026".

(g) Section 7.2(g) of the Existing Credit agreement is hereby amended by replacing the reference to "January 1, 2026" therein with "April 3, 2026".

(h) Section 5.19 of the Existing Credit Agreement is hereby amended and restated in its entirety as follows:

"**Section 5.19 AECOM Side Letter; Chief Transformation Officer**.

(a)   No Credit Party shall (or shall purport to) amend, terminate, replace, waive or otherwise modify the AECOM Side Letter without the prior written consent of AECOM in its sole discretion.

(b)   No Credit Party shall (or shall cause the Special Committee to) appoint or replace any Chief Transformation Officer without the prior written consent of the Required Lenders."

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3. **Representations and Warranties; Reaffirmation of Security Interest; No Liens**.

(a) Each Credit Party hereby confirms that all of the representations and warranties set forth in the Credit Agreement are true and correct in all material respects (without duplication of any materiality qualifier in the text of such representation or warranty) with respect to such Credit Party as of the date hereof except to the extent that any such representation or warranty relates to a specific date in which case such representation or warranty shall be true and correct as of such earlier date. Nothing herein is intended to impair or limit the validity, priority or extent of Agent's security interests in and Liens on the Collateral.

(b) Each Credit Party acknowledges and agrees that the Credit Agreement, the other Financing Documents and this Agreement constitute the legal, valid and binding obligation of such Credit Party, and are enforceable against such Credit Party in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency or other similar laws relating to the enforcement of creditors' rights generally and by general equitable principles.

(c) Each Credit Party hereby confirms that as of the Second Amendment Effective Date, no Liens exist other than Permitted Liens.

4. **Conditions to Effectiveness.** This Agreement shall become effective as of the date on which each of the following conditions has been satisfied, as determined by Agent and the Lenders in their sole discretion:

(a) Agent and the Lenders shall have received a copy of this Agreement, dated as of even date herewith, duly-executed by each Credit Party, Agent and the Lenders.

(b) all representations and warranties of Credit Party contained herein shall be true and correct in all material respects (without duplication of any materiality qualifier in the text of such representation or warranty) as of the date hereof except to the extent that any such representation or warranty relates to a specific date in which case such representation or warranty shall be true and correct as of such earlier date (and such parties' delivery of their respective signatures hereto shall be deemed to be its certification thereof);

(c) prior to and after giving effect to the agreements set forth herein, no Default or Event of Default shall exist under any of the Financing Documents;

(d) Credit Parties shall have delivered such other documents, information, certificates, records, permits, and filings as the Agent and the Lenders may reasonably request; and

(e) payment of all fees, expenses and other amounts due and payable under this Agreement, including all reasonable and documented legal fees and expenses of Agent and Lenders.

5. **Costs and Fees**. Credit Parties shall be responsible for the payment of all reasonable, documented and invoiced out-of-pocket costs and fees of counsel and other advisors of the Lenders incurred in connection with the preparation, negotiation, execution and delivery of this Agreement and any related Financing Documents.

6. **Release.**

(a) In consideration of, among other things, Agent's and the Lenders' execution and delivery of this Agreement, each Borrower and each other Credit Party, on behalf of itself and its agents, representatives, officers, directors, advisors, employees, subsidiaries, affiliates, successors and assigns

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(collectively, "**Releasors**"), hereby forever agrees and covenants not to sue or prosecute against any

Releasee (as hereinafter defined) and hereby forever waives, releases and discharges, to the fullest extent permitted by law, each Releasee from any and all claims, whether known or unknown, (including, without limitation, crossclaims, counterclaims, rights of set-off and recoupment), actions, causes of action, suits, debts, accounts, interests, liens, promises, warranties, damages and consequential damages, demands, agreements, bonds, bills, specialties, covenants, controversies, variances, trespasses, judgments, executions, costs, expenses or claims whatsoever, that such Releasor now has or hereafter may have, of whatsoever nature and kind, whether known or unknown, whether now existing or hereafter arising, whether arising at law or in equity (collectively, the "**Claims**"), against any or all of the Agent and Lenders in any capacity and their respective affiliates, subsidiaries, shareholders and "controlling persons" (within the meaning of the federal securities laws), and their respective successors and assigns and each and all of the officers, directors, employees, agents, attorneys, advisors and other representatives of each of the foregoing (collectively, the "**Releasees**"), based in whole or in part on facts, whether or not now known that relate to, arise out of or otherwise are in connection with: (i) any or all of the Financing Documents, including this Agreement, the AECOM L/C (as defined in the MidCap Guaranty) or transactions contemplated thereby or any actions or omissions in connection therewith, and (ii) any aspect of the dealings or relationships between or among Borrowers and the other Credit Parties, on the one hand, and any or all of the Agent and Lenders, on the other hand, relating to any or all of the documents, transactions, actions or omissions referenced in clause (i) hereof. The receipt by a Borrower or any other Credit Party of any Loans or financial accommodations made by any Lender after the date hereof shall constitute a ratification, adoption, and confirmation by such party of the foregoing general release of all Claims against the Releasees that are based in whole or in part on facts, whether or not now known or unknown, existing on or prior to the date of receipt of any Loans or other financial accommodations. In entering into this Agreement, Borrowers and each other Credit Party consulted with, and has been represented by, legal counsel and expressly disclaims any reliance on any representations, acts or omissions by any of the Releasees and hereby agrees and acknowledges that the validity and effectiveness of the releases set forth above do not depend in any way on any such representations, acts and/or omissions or the accuracy, completeness or validity thereof. The provisions of this Section shall survive the termination of this Agreement, the Credit Agreement, the other Financing Documents and payment in full of the Obligations.

(b) Each Borrower and each other Credit Party hereby agrees that it shall be, jointly and severally, obligated to indemnify and hold the Releasees harmless with respect to any and all liabilities, obligations, losses, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever incurred by the Releasees, or any of them, whether direct, indirect or consequential, as a result of or arising from or relating to any proceeding by or on behalf of any Person, including, without limitation, the respective officers, directors, agents, trustees, creditors, partners or shareholders of any Borrower, any other Credit Party, or any of their respective Subsidiaries, whether threatened or initiated, in respect of any claim for legal or equitable remedy under any statue, regulation or common law principle arising from or in connection with the negotiation, preparation, execution, delivery, performance, administration and enforcement of the Credit Agreement, the other Financing Documents, this Agreement or any other document executed and/or delivered in connection herewith or therewith. If and to the extent that the foregoing undertaking may be unenforceable for any reason, each Borrower and other Credit Party agrees to make the maximum contribution to the payment and satisfaction thereof that is permissible under applicable law. The foregoing indemnity shall survive the termination of this Agreement, the Credit Agreement, the other Financing Documents and the payment in full of the Obligations.

(c) Each Borrower and each other Credit Party, on behalf of itself and its successors, assigns, and other legal representatives, hereby absolutely, unconditionally and irrevocably, covenants and agrees with and in favor of each Releasee that it will not sue (at law, in equity, in any regulatory proceeding or otherwise) any Releasee on the basis of any Claim released, remised and discharged by Borrower or any other Credit Party pursuant to Section 6(a) hereof. If a Borrower, any other Credit Party or any of their successors, assigns or other legal representatives violates the foregoing covenant, Borrowers and the other

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Credit Parties, each for itself and its successors, assigns and legal representatives, agrees to pay, in addition to such other damages as any Releasee may sustain as a result of such violation, all attorneys' fees and costs incurred by any Releasee as a result of such violation.

7.**No Waiver or Novation.** The execution, delivery and effectiveness of this Agreement shall not, except as expressly provided in this Agreement, operate as a waiver of any right, power or remedy of Agent, nor constitute a waiver of any provision of the Credit Agreement, the Financing Documents or any other documents, instruments and agreements executed or delivered in connection with any of the foregoing. Nothing herein is intended or shall be construed as a waiver of any existing Defaults or Events of Default under the Credit Agreement or the other Financing Documents or any of Agent's rights and remedies in respect of such Defaults or Events of Default. This Agreement (together with any other document executed in connection herewith) is not intended to be, nor shall it be construed as, a novation of the Credit Agreement.

8.**Affirmation**. Except as specifically amended pursuant to the terms hereof, each Credit Party hereby acknowledges and agrees that the Credit Agreement and all other Financing Documents (and all covenants, terms, conditions and agreements therein) shall remain in full force and effect, and are hereby ratified and confirmed in all respects by such Credit Party. Each Credit Party covenants and agrees to comply with all of the terms, covenants and conditions of the Credit Agreement and the Financing Documents, notwithstanding any prior course of conduct, waivers, releases or other actions or inactions on Agent's or any Lender's part which might otherwise constitute or be construed as a waiver of or amendment to such terms, covenants and conditions.

9. **Miscellaneous**.

(a) Reference to the Effect on the Credit Agreement. Upon the effectiveness of this Agreement, each reference in the Credit Agreement to "this Agreement," "hereunder," "hereof," "herein," or words of similar import shall mean and be a reference to the Credit Agreement, as amended by this Agreement. Except as specifically amended above, the Credit Agreement, and all other Financing Documents (and all covenants, terms, conditions and agreements therein), shall remain in full force and effect, and are hereby ratified and confirmed in all respects by each Credit Party.

(b) No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(c) Governing Law. THIS AGREEMENT AND THE LOANS SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK EXCEPT TO THE EXTENT THAT UNITED STATES FEDERAL LAW PERMITS ANY LENDER TO CONTRACT FOR, CHARGE, RECEIVE, RESERVE OR TAKE INTEREST AT THE RATE ALLOWED BY THE LAWS OF THE STATE WHERE SUCH LENDER IS LOCATED.

(d) WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER FINANCING DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN; (ii) EACH CREDIT PARTY HEREBY IRREVOCABLY WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW, ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER IN ANY SUCH LITIGATION ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES, OR

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DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES; *PROVIDED* THAT NOTHING CONTAINED IN THIS SECTION 9(d) SHALL LIMIT THE CREDIT PARTIES' INDEMNIFICATION OBLIGATIONS TO THE EXTENT SET FORTH IN SECTION 11.6 OF THE CREDIT AGREEMENT TO THE EXTENT SUCH SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES ARE INCLUDED IN ANY THIRD PARTY CLAIM IN CONNECTION WITH WHICH SUCH INDEMNITEE IS OTHERWISE ENTITLED TO INDEMNIFICATION HEREUNDER; (iii) EACH PARTY HEREBY CERTIFIES THAT NO PARTY HERETO NOR ANY REPRESENTATIVE OR AGENT OR COUNSEL FOR ANY PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, OR IMPLIED THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVERS, AND
(iv) EACH PARTY HEREBY ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, THE FINANCING DOCUMENTS AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 9(d).

(e)   Incorporation of Credit Agreement Provisions. The provisions contained in Section 11.6 (*Indemnification*), Section 13.8(b) (*Submission to Jurisdiction*) and Section 13.19 (*Surety Rights*) of the Credit Agreement are incorporated herein by reference to the same extent as if reproduced herein in their entirety.

(f) Headings. Headings and captions used in this Agreement (including the Exhibits, Schedules and Annexes hereto, if any) are included for convenience of reference only and shall not be given any substantive effect.

(g) Counterparts; Integration. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Signatures by facsimile or by electronic mail delivery of an electronic version of any executed signature page shall bind the parties hereto. In furtherance of the foregoing, the words "execution", "signed", "signature", "delivery" and words of like import in or relating to any document to be signed in connection with this Agreement and the transactions contemplated hereby or thereby shall be deemed to include Electronic Signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act. As used herein, "**Electronic Signature**" means an electronic sound, symbol, or process attached to, or associated with, a contract or other record and adopted by a Person with the intent to sign, authenticate or accept such contract or other record. This Agreement and the other Financing Documents constitute the entire agreement and understanding among the parties hereto and supersede any and all prior agreements and understandings, oral or written, relating to the subject matter hereof.

(h) Severability. In case any provision of or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

(i) Time of the Essence. Time is of the essence in Borrower's and each other Credit Party's performance under this Agreement and all other Financing Documents.

(j) Successors/Assigns. This Agreement shall be binding upon and inure to the benefit of Credit Parties and Agent and each Lender and their respective successors and permitted assigns.

(k) <u>Agent</u>. Each of the undersigned Lenders, by their execution of this Agreement, directs the Agent to execute this Agreement. In doing so, the Agent shall be entitled to all rights, benefits and protections set forth in the Credit Agreement.

[SIGNATURES APPEAR ON FOLLOWING PAGES]

IN WITNESS WHEREOF, intending to be legally bound, each of the parties have caused this Agreement to be executed the day and year first above mentioned.

AGENT: **ALTER DOMUS (US) LLC,**

as Agent

Name: Matthew Tbula
Title: Associate   Counsel

LENDERS: **AECOM,**

as Lender

By:

Name: Morgan Jones
Title: Vice President, Treasury

BERKSHIRE HATHAWAY SPECIALITY INSURANCE COMPANY,

as Lender

By: _____ Name:
Title:

LENDERS: **AECOM,**

as Lender

By: _____
Name:
Title:

BERKSHIRE HATHAWAY SPECIALITY INSURANCE COMPANY,

as Lender

_____
Jeffrey Jubera
V.P. - Global Surety ClaimsBy: Name: Title:

BORROWERS: SHIMMICK CONSTRUCTION COMPANY, INC.

By:
Name: Amanda Mobley
Title: Executive Vice President, Chief Financial Officer and Treasurer

RUST CONSTRUCTORS INC.

By:
Name: Dylan Ellsworth
Title: Vice President, General Counsel and Secretary

THE LEASING CORPORATION

By:
Name: Amanda Mobley
Title: Executive Vice President, Chief Financial Officer and
               Treasurer

GUARANTORS: SHIMMICK CORPORATION

By:
Name: Amanda Mobley
Title: Interim Chief Financial Officer

AMENDMENT NO. 3 AND LIMITED WAIVER TO CREDIT, SECURITY AND GUARANTY AGREEMENT

This AMENDMENT NO. 3 AND LIMITED WAIVER TO CREDIT, SECURITY AND GUARANTY AGREEMENT (this "**Amendment**") is made as of this 12ᵗʰ day of March, 2025 (the "**Third Amendment Effective Date**"), by and among **SHIMMICK CONSTRUCTION COMPANY, INC.**, a California corporation ("**Shimmick**"), **RUST CONSTRUCTORS INC.**, a Delaware corporation, **THE LEASING CORPORATION**, a Nevada corporation, (collectively, the "**Borrowers**" and each individually, a "**Borrower**"), **SHIMMICK CORPORATION** (f/k/a SCCI National Holdings, Inc.), a Delaware corporation ("**Holdings**"), **ALTER DOMUS (US) LLC**, a Delaware limited liability company, as Agent, and the financial institutions or other entities parties hereto, each as a Lender.

RECITALS

A.Agent, Lenders, Borrowers and Holdings have entered into that certain Credit, Security and Guaranty Agreement, dated as of May 20, 2024, as amended by that certain Amendment No. 1 to Credit, Security and Guaranty Agreement, dated as of September 25, 2024, and by that certain Amendment No. 2 to Credit, Security and Guaranty Agreement, dated as of January 30, 2025 (as amended, the "**Existing Credit Agreement**" and as amended hereby and as it may be further amended, modified, supplemented and restated from time to time, the "**Credit Agreement**"), pursuant to which the Lenders have agreed to make certain advances of money and to extend certain financial accommodations to Borrowers in the amounts and manner set forth in the Credit Agreement.

B.Borrowers have notified the Agent and the Lenders that (a) the Credit Parties entered into the California Fire Project without the prior written consent of the Required Lenders as required by Section 5.22(a) of the Credit Agreement (the "**Specified Non-Compliance**") and (b) such Specified Non- Compliance constitutes an Event of Default under Section 10.1(a)(ii) of the Credit Agreement. Borrowers have requested that the Lenders waive any Defaults or Events of Default that exist as a result of, or are related to or arising from, the Specified Non-Compliance on the terms and conditions set forth therein.

C.Borrowers and Holdings have requested, and Agent and all Lenders have agreed, to amend certain provisions of the Existing Credit Agreement, in each case, in accordance with the terms and subject to the conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, the terms and conditions set forth in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Agent, Lenders, Borrowers and Holdings hereby agree as follows:

1.**Recitals**. This Amendment shall constitute a Financing Document and the Recitals and each reference to the Credit Agreement, unless otherwise expressly noted, will be deemed to reference the Credit Agreement as amended hereby. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement (including those capitalized terms used in the Recitals hereto).

2.**Limited Waiver**. In reliance on the representations, warranties, covenants and agreements contained in this Amendment, the receipt and sufficiency of which are hereby acknowledged and confessed, and subject to the satisfaction of the condition precedent in Section 5 hereof, the Lenders hereby waive any and all Defaults and Events of Default, which may have existed at any time, and any rights and remedies available to them on account of such Default or Event of Default, in each case arising solely in connection with, or as a result of or related to, the Specified Non-Compliance; *provided* that nothing contained herein, nor any past indulgence by Agent or any Lender nor any other action or inaction on behalf of Agent or any Lender, shall constitute or be deemed to constitute a consent to, or waiver of, any other action or inaction of the Borrower or any of the other Credit Parties which constitutes (or would constitute) a violation of any provision of the Credit Agreement or any other Financing Document, or which results (or would result) in a Default or Event of Default under the Credit Agreement or any other Financing Document, nor shall this Amendment constitute a course of conduct or dealing among the parties. The Administrative Agent and the Lenders shall have no obligation to grant any future waivers, consents or amendments with respect to the Credit Agreement or any other Financing Document, and the parties hereto agree that the limited waiver provided herein shall constitute a one-time waiver and shall not waive, affect or diminish any right of the Agent and the Lenders to hereafter demand strict compliance with the Credit Agreement and the other Financing Documents.

3.**Amendments to Existing Credit Agreement**. Subject to the terms and conditions of this Amendment, including, without limitation, the satisfaction of the conditions set forth in Section 5 hereof, the Existing Credit Agreement is hereby amended as follows, which such amendments shall immediately and automatically become effective upon the effectiveness of this Amendment in accordance with Section 5 below:

(a)   the Existing Credit Agreement is hereby amended as set forth on Exhibit A attached hereto; and

(b)Schedule 3.17(a) of the Credit Agreement is hereby amended as set forth on Schedule 3.17(a) attached hereto.

4.   **Representations and Warranties; Reaffirmation of Security Interest; No Liens**.

(a)   Each Credit Party hereby confirms that all of the representations and warranties set forth in the Credit Agreement are true and correct in all material respects (without duplication of any materiality qualifier in the text of such representation or warranty) with respect to such Credit Party as of the date hereof except to the extent that any such representation or warranty relates to a specific date in which case such representation or warranty shall be true and correct as of such earlier date. Nothing herein is intended to impair or limit the validity, priority or extent of Agent's security interests in and Liens on the Collateral.

(b)Each Credit Party acknowledges and agrees that the Credit Agreement, the other Financing Documents and this Amendment constitute the legal, valid and binding obligation of such Credit Party, and are enforceable against such Credit Party in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency or other similar laws relating to the enforcement of creditors' rights generally and by general equitable principles.

(c)Each Credit Party hereby confirms that as of the Third Amendment Effective Date, no Liens exist other than Permitted Liens.

5.**Conditions to Effectiveness.** This Amendment shall become effective as of the date on which each of the following conditions has been satisfied, as determined by Agent and the Lenders in their sole discretion:

(a)Agent and the Lenders shall have received a copy of this Amendment, dated as of even date herewith, duly-executed by each Credit Party, Agent and the Lenders.

(b)Agent and the Lenders shall have a received true, correct and complete copies of the

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executed (i) Ares Credit Agreement, (ii) Ares First Lien Guaranty, (iii) First Lien Subordination Agreements, (iv) AECOM L/C (as defined in the Ares First Lien Guaranty) and (v) "Security Documents" (as defined in the Ares Credit Agreement), each in form and substance reasonably satisfactory to the Lenders.

(c) Agent and the Lenders shall have received a fully executed pay-off letter with respect to that certain Credit Security and Guaranty Agreement, dated as March 27, 2023 (as amended, restated, amended and restated, supplemented, waived, or otherwise modified prior to the date hereof, the "**MidCap Facility**"), by and among the Borrowers, as the borrower, certain guarantors party thereto from time to time, and MidCap Funding IV Trust, as agent, and the lenders from time to time party thereto, together with UCC termination statements and other documentation evidencing the termination by the existing lenders under the MidCap Facility of Liens in and to the properties and assets of the Credit Parties and their Subsidiaries.

(d) Agent and the Lenders shall have received a certificate from an officer (or another authorized person) of each Borrower in form and substance reasonably satisfactory to the Agent and Lenders certifying as to (i) the names and signatures of each officer or authorized signatories of such Borrower authorized to execute and deliver this Amendment and all documents executed in connection herewith, (ii) the Organizational Documents (as defined in the Credit Agreement) of such Borrower attached to such certificate are complete and correct copies of such Organizational Documents as in effect on the date of such certification, (iii) the resolutions of such Borrower's board of directors or other appropriate governing body approving and authorizing the execution, delivery and performance of this Amendment and the other documents executed in connection therewith, and (iv) certificates attesting to the good standing of such Borrower in each applicable jurisdiction;

(e) Agent and the Lenders shall have received opinions of the Credit Parties' counsel in form and substance satisfactory to Agent and the Lenders;

(f) all representations and warranties of Credit Party contained herein shall be true and correct in all material respects (without duplication of any materiality qualifier in the text of such representation or warranty) as of the date hereof except to the extent that any such representation or warranty relates to a specific date in which case such representation or warranty shall be true and correct as of such earlier date (and such parties' delivery of their respective signatures hereto shall be deemed to be its certification thereof);

(g) prior to and after giving effect to the agreements set forth herein, no Default or Event of Default shall exist under any of the Financing Documents;

(h) Credit Parties shall have delivered such other documents, information, certificates, records, permits, and filings as the Agent and the Lenders may reasonably request; and

(i) payment of all fees, expenses and other amounts due and payable under this Amendment, including all reasonable and documented legal fees and expenses of Agent and Lenders.

6. **Costs and Fees**. Credit Parties shall be responsible for the payment of (a) all reasonable, documented and invoiced out-of-pocket costs and fees of counsel and other advisors of the Lenders and of the Agent, as applicable, incurred in connection with the preparation, negotiation, execution and delivery of (i) this Amendment, (ii) the Ares First Lien Guaranty, (iii) First Lien Subordination Agreements and (iv) any related Financing Documents and (b) letter of credit and similar fees and other out-of-pocket amounts

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that are incurred or reimbursable by AECOM in respect of the AECOM L/C (as defined in the Ares First Lien Guaranty).

7. **Release.**

(a) In consideration of, among other things, Agent's and the Lenders' execution and delivery of this Amendment, each Borrower and each other Credit Party, on behalf of itself and its agents, representatives, officers, directors, advisors, employees, subsidiaries, affiliates, successors and assigns (collectively, "**Releasors**"), hereby forever agrees and covenants not to sue or prosecute against any Releasee (as hereinafter defined) and hereby forever waives, releases and discharges, to the fullest extent permitted by law, each Releasee from any and all claims, whether known or unknown, (including, without limitation, crossclaims, counterclaims, rights of set-off and recoupment), actions, causes of action, suits, debts, accounts, interests, liens, promises, warranties, damages and consequential damages, demands, agreements, bonds, bills, specialties, covenants, controversies, variances, trespasses, judgments, executions, costs, expenses or claims whatsoever, that such Releasor now has or hereafter may have, of whatsoever nature and kind, whether known or unknown, whether now existing or hereafter arising, whether arising at law or in equity (collectively, the "**Claims**"), against any or all of the Agent and Lenders in any capacity and their respective affiliates, subsidiaries, shareholders and "controlling persons" (within the meaning of the federal securities laws), and their respective successors and assigns and each and all of the officers, directors, employees, agents, attorneys, advisors and other representatives of each of the foregoing (collectively, the "**Releasees**"), based in whole or in part on facts, whether or not now known that relate to, arise out of or otherwise are in connection with: (i) any or all of the Financing Documents, including this Amendment, the AECOM L/C or transactions contemplated thereby or any actions or omissions in connection therewith, and (ii) any aspect of the dealings or relationships between or among Borrowers and the other Credit Parties, on the one hand, and any or all of the Agent and Lenders, on the other hand, relating to any or all of the documents, transactions, actions or omissions referenced in clause
(i) hereof. The receipt by a Borrower or any other Credit Party of any Loans or financial accommodations made by any Lender after the date hereof shall constitute a ratification, adoption, and confirmation by such party of the foregoing general release of all Claims against the Releasees that are based in whole or in part on facts, whether or not now known or unknown, existing on or prior to the date of receipt of any Loans or other financial accommodations. In entering into this Amendment, Borrowers and each other Credit Party consulted with, and has been represented by, legal counsel and expressly disclaims any reliance on any representations, acts or omissions by any of the Releasees and hereby agrees and acknowledges that the validity and effectiveness of the releases set forth above do not depend in any way on any such representations, acts and/or omissions or the accuracy, completeness or validity thereof. The provisions of this Section shall survive the termination of this Amendment, the Credit Agreement, the other Financing Documents and payment in full of the Obligations.

(b) Each Borrower and each other Credit Party hereby agrees that it shall be, jointly and severally, obligated to indemnify and hold the Releasees harmless with respect to any and all liabilities, obligations, losses, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever incurred by the Releasees, or any of them, whether direct, indirect or consequential, as a result of or arising from or relating to any proceeding by or on behalf of any Person, including, without limitation, the respective officers, directors, agents, trustees, creditors, partners or shareholders of any Borrower, any other Credit Party, or any of their respective Subsidiaries, whether threatened or initiated, in respect of any claim for legal or equitable remedy under any statue, regulation or common law principle arising from or in connection with the negotiation, preparation, execution, delivery, performance, administration and enforcement of the Credit Agreement, the other Financing Documents, this Amendment or any other document executed and/or delivered in connection herewith or therewith. If and to the extent that the foregoing undertaking may be unenforceable for any reason, each Borrower and other Credit Party agrees to make the maximum contribution to the payment and satisfaction thereof that is permissible under

4

applicable law. The foregoing indemnity shall survive the termination of this Amendment, the Credit Agreement, the other Financing Documents and the payment in full of the Obligations.

(c) Each Borrower and each other Credit Party, on behalf of itself and its successors, assigns, and other legal representatives, hereby absolutely, unconditionally and irrevocably, covenants and agrees with and in favor of each Releasee that it will not sue (at law, in equity, in any regulatory proceeding or otherwise) any Releasee on the basis of any Claim released, remised and discharged by Borrower or any other Credit Party pursuant to Section 7(a) hereof. If a Borrower, any other Credit Party or any of their successors, assigns or other legal representatives violates the foregoing covenant, Borrowers and the other Credit Parties, each for itself and its successors, assigns and legal representatives, agrees to pay, in addition to such other damages as any Releasee may sustain as a result of such violation, all attorneys' fees and costs incurred by any Releasee as a result of such violation.

8. **No Waiver or Novation.** The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided in this Amendment, operate as a waiver of any right, power or remedy of Agent, nor constitute a waiver of any provision of the Credit Agreement, the Financing Documents or any other documents, instruments and agreements executed or delivered in connection with any of the foregoing. Nothing herein is intended or shall be construed as a waiver of any existing Defaults or Events of Default under the Credit Agreement or the other Financing Documents or any of Agent's rights and remedies in respect of such Defaults or Events of Default. This Amendment (together with any other document executed in connection herewith) is not intended to be, nor shall it be construed as, a novation of the Credit Agreement.

9. **Affirmation**. Except as specifically amended pursuant to the terms hereof, each Credit Party hereby acknowledges and agrees that the Credit Agreement and all other Financing Documents (and all covenants, terms, conditions and agreements therein) shall remain in full force and effect, and are hereby ratified and confirmed in all respects by such Credit Party. Each Credit Party covenants and agrees to comply with all of the terms, covenants and conditions of the Credit Agreement and the Financing Documents, notwithstanding any prior course of conduct, waivers, releases or other actions or inactions on Agent's or any Lender's part which might otherwise constitute or be construed as a waiver of or amendment to such terms, covenants and conditions.

10. **Miscellaneous**.

(a) Reference to the Effect on the Credit Agreement. Upon the effectiveness of this Amendment, each reference in the Credit Agreement to "this Agreement," "hereunder," "hereof," "herein," or words of similar import shall mean and be a reference to the Credit Agreement, as amended by this Amendment. Except as specifically amended above, the Credit Agreement, and all other Financing Documents (and all covenants, terms, conditions and agreements therein), shall remain in full force and effect, and are hereby ratified and confirmed in all respects by each Credit Party.

(b) No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Amendment. In the event an ambiguity or question of intent or interpretation arises, this Amendment shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Amendment.

(c) Governing Law. THIS AMENDMENT AND THE LOANS SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK EXCEPT TO THE EXTENT THAT UNITED STATES FEDERAL LAW PERMITS ANY LENDER TO

CONTRACT FOR, CHARGE, RECEIVE, RESERVE OR TAKE INTEREST AT THE RATE ALLOWED BY THE LAWS OF THE STATE WHERE SUCH LENDER IS LOCATED.

(d)WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AMENDMENT OR ANY OTHER FINANCING DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN; (ii) EACH CREDIT PARTY HEREBY IRREVOCABLY WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW, ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER IN ANY SUCH LITIGATION ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES, OR DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES; *PROVIDED* THAT NOTHING CONTAINED IN THIS SECTION 10(d) SHALL LIMIT THE CREDIT PARTIES' INDEMNIFICATION OBLIGATIONS TO THE EXTENT SET FORTH IN SECTION 11.6 OF THE CREDIT AGREEMENT TO THE EXTENT SUCH SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES ARE INCLUDED IN ANY THIRD PARTY CLAIM IN CONNECTION WITH WHICH SUCH INDEMNITEE IS OTHERWISE ENTITLED TO INDEMNIFICATION HEREUNDER; (iii) EACH PARTY HEREBY CERTIFIES THAT NO PARTY HERETO NOR ANY REPRESENTATIVE OR AGENT OR COUNSEL FOR ANY PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, OR IMPLIED THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVERS, AND
(iv) EACH PARTY HEREBY ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AMENDMENT, THE FINANCING DOCUMENTS AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 10(d).

(e)   Incorporation of Credit Agreement Provisions. The provisions contained in Section 11. 6 (*Indemnification*), Section 13.8(b) (*Submission to Jurisdiction*) and Section 13.19 (*Surety Rights*) of the Credit Agreement are incorporated herein by reference to the same extent as if reproduced herein in their entirety.

(f) Headings. Headings and captions used in this Amendment (including the Exhibits, Schedules and Annexes hereto, if any) are included for convenience of reference only and shall not be given any substantive effect.

(g)Counterparts; Integration. This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Signatures by facsimile or by electronic mail delivery of an electronic version of any executed signature page shall bind the parties hereto. In furtherance of the foregoing, the words "execution", "signed", "signature", "delivery" and words of like import in or relating to any document to be signed in connection with this Amendment and the transactions contemplated hereby or thereby shall be deemed to include Electronic Signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act. As used herein, "**Electronic Signature**" means an electronic sound, symbol, or process attached to, or associated with, a contract or other record and adopted by a Person with the intent to sign, authenticate or accept such contract or other record. This Amendment, the Credit Agreement and the other Financing Documents constitute the entire agreement and understanding among the parties hereto and supersede any and all prior agreements and understandings, oral or written, relating to the subject matter hereof.

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(h)Severability. In case any provision of or obligation under this Amendment shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

(i) Time of the Essence. Time is of the essence in Borrower's and each other Credit Party's performance under this Amendment and all other Financing Documents.

(j) Successors/Assigns. This Amendment shall be binding upon and inure to the benefit of Credit Parties and Agent and each Lender and their respective successors and permitted assigns.

(k)Agent. Each of the undersigned Lenders, by their execution of this Amendment, directs the Agent to execute this Amendment and the First Lien Subordination Agreements. In doing so, the Agent shall be entitled to all rights, benefits and protections set forth in the Credit Agreement.

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[SIGNATURES APPEAR ON FOLLOWING PAGES]

IN WITNESS WHEREOF, intending to be legally bound, each of the parties have caused this Amendment to be executed the day and year first above mentioned.

AGENT: ALTER DOMUS (US) LLC,

                              as Agent

                              By: ____

Pinju Chiu Associate Counsel

LENDERS: AECOM,

as Lender

By: ___
Name: Morgan Jones
Title: Vice President, Treasury

BERKSHIRE HATHAWAY SPECIALITY INSURANCE COMPANY,

as Lender

By:
Name:
Title:

LENDERS: AECOM,

as Lender

By:
Name:
Title:

BERKSHIRE HATHAWAY SPECIALITY INSURANCE COMPANY,

as Lender

By: _____
Name: Jeffrey Jubera
Title:V.P. - Global Surety Claims

BORROWERS: **SHIMMICK CONSTRUCTION COMPANY, INC.**

By:
Name: Amanda Mobley
Title: Executive Vice President, Chief Financial Officer, and
          Treasurer

RUST CONSTRUCTORS INC.

By:
‾‾‾‾
Name: Dylan Ellsworth
Title: Vice President, General Counsel and Secretary

THE LEASING CORPORATION

By:
Name: Amanda Mobley
Title: Executive Vice President, Chief Financial Officer, and
          Treasurer

GUARANTOR: **SHIMMICK CORPORATION**

By:
Name: Amanda Mobley
Title: Executive Vice President,
          Chief Financial Officer, and Treasurer

CREDIT AGREEMENT
by and among ACF
FINCO I LP,
as Agent,

THE LENDERS THAT ARE PARTIES HERETO,
as the Lenders,

SHIMMICK CORPORATION,
as Holdings, and

SHIMMICK CONSTRUCTION COMPANY, INC., RUST CONSTRUCTORS INC. and THE LEASING
CORPORATION,
as Borrowers

Closing Date: March 12, 2025

TABLE OF CONTENTS

Page

EXHIBITS AND SCHEDULES

CREDIT AGREEMENT

THIS CREDIT AGREEMENT (this "Agreement"), is entered into as of March 12, 2025, by and among the lenders identified on the signature pages hereof (each of such lenders, together with its successors and permitted assigns, is referred to hereinafter as a "Lender", as that term is hereinafter further defined), **ACF FINCO I LP**, a Delaware limited partnership, as administrative agent for each member of the Lender Group (in such capacity, together with its successors and assigns in such capacity, "Agent"), **SHIMMICK CORPORATION**, a Delaware corporation ("Holdings"), **SHIMMICK CONSTRUCTION COMPANY, INC.**, a California corporation ("Shimmick"), **RUST CONSTRUCTORS INC.**, a Delaware corporation ("Rust") and **THE LEASING CORPORATION**, a Nevada corporation ("Leasing" and, together with Shimmick and Rust, "Borrowers" and each individually, a "Borrower").

RECITALS

WHEREAS, the Borrowers have requested that the Lenders extend credit to the Borrowers in the form of the Revolving Facility (as defined herein) in the aggregate principal amount of up to $15,000,000;

WHEREAS, the proceeds of the Revolving Facility will be used (i) to refinance existing Indebtedness, (ii) to pay fees, costs and expenses incurred in connection with the transactions contemplated hereby, and (iii) for working capital and for other purposes of the Borrowers and the Subsidiaries not prohibited by this Agreement; and

WHEREAS, the Letters of Credit will be used for general corporate purposes of the Borrowers and their respective Subsidiaries, including supporting transactions not prohibited by the terms of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

ARTICLE I DEFINITIONS AND CONSTRUCTION.

1.01 **Definitions.** As used in this Agreement, the following terms shall have the meanings set forth below:

"Account" means an account (as that term is defined in the Code).

"Account Debtor" means any Person who is obligated on an Account, chattel paper, or a general intangible.

"Accounting Changes" means changes in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the Financial Accounting

777757539.15

Standards Board of the American Institute of Certified Public Accountants (or successor thereto or any agency with similar functions).

"Additional Documents" has the meaning specified therefor in Section 5.12. "Administrative Borrower" has the meaning specified therefor in Section 17.14. "Administrative Questionnaire" has the meaning specified therefor in Section 13.01(a). "AECOM Guarantor" means AECOM, a Delaware corporation. "AECOM Guaranty" means that certain Guaranty Agreement, made by AECOM Guarantor in favor of Agent and Lenders, dated as of even date with this Agreement.

"AECOM Letter of Credit" means that certain Irrevocable Standby Letter of Credit Number CUSGTF2500408, in the amount of $15,000,000, issued by Credit Agricole Corporate & Investment Bank in favor of Agent, as beneficiary.

"AECOM Loan Agreement" means that certain Credit, Security and Guaranty Agreement, dated as of May 20, 2024 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and among the AECOM Loan Agreement Agent, the AECOM Guarantor and BHSI, as lenders, Holdings and the Borrowers, as borrowers.

"AECOM Loan Agreement Agent" means Alter Domus (US) LLC, in its capacity as administrative agent under the AECOM Loan Agreement.

"AECOM Loan Agreement Debt" means all "Obligations", as such term is defined in, and incurred by the Loan Parties under, the AECOM Loan Agreement.

"AECOM Subordination Agreement" means that certain Subordination Agreement, by and among Agent, AECOM Loan Agreement Agent, AECOM Guarantor and BHSI, Holdings and the Borrowers, dated as of even date with this Agreement.

"Affected Financial Institution" shall mean (a) any EEA Financial Institution or (b) any UK Financial Institution.

"Affected Lender" has the meaning specified therefor in Section 2.12(b).

"Affiliate" means, as applied to any Person, any other Person who controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control" means the possession, directly or indirectly through one or more intermediaries, of the power to direct the management and policies of a Person, whether through the ownership of Equity Interests, by contract, or otherwise; provided, that, for purposes of Section 6.10: (a) any Person which owns, directly or indirectly, 10% or more of the Equity Interests having ordinary voting power for the election of directors or other members of the governing body of a Person or 10% or more of the partnership or other ownership interests of a Person (other than as a limited partner of such Person) shall be deemed to be an Affiliate of such Person (b) each director (or comparable manager) of a

2

Person shall be deemed to be an Affiliate of such Person, and (c) each partnership in which a Person is a general partner shall be deemed to be an Affiliate of such Person.

"Affiliate Register" has the meaning specified therefor in Section 13.01(i). "Agent" has the meaning specified therefor in the preamble.

"Agent-Related Persons" means Agent, together with its Affiliates, controlling persons and their respective directors, officers, employees, partners, advisors, agents and other representatives of each of the foregoing and their respective successors.

"Agent's Account" means the Deposit Account of Agent identified on Schedule A-1 (or such other Deposit Account of Agent that has been designated as such, in writing, by Agent to Administrative Borrower and the Lenders).

"Agent's Liens" means the Liens granted by the Loan Parties to Agent under the Loan Documents that secure the Obligations.

"Agreement" means this Credit Agreement, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

"Ansley Park Capital" means Ansley Park Capital LLC.
"Ansley Park Collateral" means any assets that are collateral for the Ansley Park Facility. "Ansley Park Facility" means that certain Loan and Security Agreement among Holdings, the Borrowers and Ansley Park Capital.

"Anti-Corruption Laws" means any and all laws, ordinances and regulations in any jurisdiction where any Loan Party or any of its Subsidiaries is located or doing business from time to time concerning or relating to bribery or corruption, including, without limitation, the United States Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010 and other similar legislation in any other jurisdictions.

"Anti-Terrorism Laws" means any and all laws or regulations in effect from time to time in any jurisdiction where any Loan Party or any of its Subsidiaries is located or doing business relating to anti-money laundering and terrorism, including, without limitation, Executive Order No. 13224 (effective September 24, 2001) and the USA Patriot Act (Pub. L. No. 107-56 (Oct. 12, 2001)).

"Applicable Margin" means (a) in the case of a Prime Rate Loan that is a Revolving Loan 4.50 percentage points, and (b) in the case of a SOFR Loan that is a Revolving Loan, 5.50 percentage points.

"Application Event" means the occurrence of (a) a failure by Borrowers to repay all of the Obligations in full on the Maturity Date, or (b) an Event of Default and the election by Agent or the Required Lenders to require that payments and proceeds of Collateral be applied pursuant to Section 2.04(b)(ii).

3

"Assignee" has the meaning specified therefor in Section 13.01(a).

"Assignment and Acceptance" means an Assignment and Acceptance Agreement substantially in the form of Exhibit A-1.

"Authorized Financial Officer" means, with respect to Administrative Borrower or Holdings, a chief executive officer, chief financial officer, chief accounting officer, treasurer, chairman, president, or other qualified senior officer acceptable to Agent.

"Authorized Person" means any one of the individuals identified on Schedule A-2, as such schedule is updated from time to time by written notice from Administrative Borrower to Agent.

"Availability" means, as of any date of determination, the aggregate amount that Borrowers are entitled to borrow as Revolving Loans and/or have Letters of Credit issued, in each case, under Section 2.01 (after giving effect to the then outstanding Revolver Usage).

"Average Revolver Usage" means, with respect to any period, the sum of the aggregate amount of Revolver Usage for each day in such period (calculated as of the end of each respective day) divided by the number of days in such period.

"Bail-In Action" means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

"Bail-In Legislation" means, (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

"Bankruptcy Code" means title 11 of the United States Code, as in effect from time to time.

"Benchmark" means, initially, the SOFR Screen Rate; provided that if a Benchmark Transition Event has occurred with respect to the SOFR Screen Rate or the then-current Benchmark, then "Benchmark" means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2.06(l)(i).

"Benchmark Replacement" means with respect to any Benchmark Transition Event, the sum of: (a) the alternate benchmark rate that has been selected by Agent and Administrative Borrower giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Dollar-denominated syndicated credit facilities at such time and (b) the related Benchmark Replacement Adjustment; provided that, if such Benchmark Replacement as so determined would be less than the Floor, such Benchmark

4

Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

"<u>Benchmark Replacement Adjustment</u>" means, with respect to any replacement of the then current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero) that has been selected by Agent and Administrative Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for dollar-denominated syndicated credit facilities at such time.

"<u>Benchmark Replacement Date</u>" means the earliest to occur of the following events with respect to the then-current Benchmark:

(a)in the case of clause (a) or (b) of the definition of "Benchmark Transition Event", the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide such Benchmark (or such component thereof); or

(b)in the case of clause (c) of the definition of "Benchmark Transition Event", the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; <u>provided</u> that such non- representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the "Benchmark Replacement Date" will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to such Benchmark (or the published component used in the calculation thereof).

"<u>Benchmark Transition Event</u>" means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide such Benchmark (or such component thereof), permanently or indefinitely; <u>provided</u> that, at the time of such statement or

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publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof);

(b)a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof); or

(c)a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a "Benchmark Transition Event" will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to such Benchmark (or the published component used in the calculation thereof).

"Benchmark Transition Start Date" means, in the case of a Benchmark Transition Event, the earlier of (a) the applicable Benchmark Replacement Date and (b) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication).

"Benchmark Unavailability Period" means, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.06(l) and (b) ending at the time that a Benchmark Replacement has replaced the then current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.06(l).

"Beneficial Ownership Certification" shall mean a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation.

"Beneficial Ownership Regulation" shall mean 31 C.F.R. § 1010.230.

"BHSI" means Berkshire Hathaway Specialty Insurance Company, a Nebraska corporation, and its successors and assigns.

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"BHSI GAI" means that certain General Agreement of Indemnity, dated as of February 26, 2021, among Holdings, each Borrower; and Rust Constructors Puerto Rico Inc., each as indemnitors, and BHSI, as surety, pursuant to which BHSI may and has issued surety bonds or underwritten surety business.

"BHSI Surety Documents" means the BHSI GAI, pursuant to which BHSI may and has issued surety bonds or underwritten surety business, all surety bonds issued pursuant to the BHSI GAI, and all other documents evidencing or related to such obligations.

"BHSI Surety Liens" means the liens granted by the Credit Parties under the BHSI GAI to BHSI, and the liens and rights of BHSI, as a surety, under applicable law, including those perfected as of the Closing Date by the following UCC financing statements:

(a) UCC financing statement naming Holdings and each other Credit Party, as debtor, and BHSI, as secured party, filed with the Secretary of State of Colorado on February 5, 2024, with the initial filing no: 20242011281;

(b) UCC financing statement naming Holdings and each other Credit Party, as debtor, and BHSI, as secured party, filed with the Secretary of State of Delaware on February 5, 2024, with the initial filing no: 2024 0772879;

(c) UCC financing statement naming Holdings and each other Credit Party, as debtor, and the BHSI Surety Providers, as secured party, filed with the Secretary of State of California on February 5, 2024, as file no: U240011698224; and

(d) UCC financing statement naming Holdings and each other Credit Party, as debtor, and the BHSI Surety Providers, as secured party, filed with the Secretary of State of Nevada on February 5, 2024, with the initial filing no: 2024381581-7.

"Board of Directors" means, as to any Person, the board of directors (or comparable managers) of such Person, or any committee thereof duly authorized to act on behalf of the board of directors (or comparable managers).

"Board of Governors" means the Board of Governors of the Federal Reserve System of the United States (or any successor).

"Bonded Projects" has the meaning set forth in the AECOM Loan Agreement. "Borrower" and "Borrowers" have the meaning specified therefor in the preamble. "Borrower Materials" has the meaning specified therefor in Section 17.08(c). "Borrowing" means a borrowing consisting of Loans made on the same day by the Lenders (or Agent on behalf thereof), or by Agent in the case of a Swingline Advance or Extraordinary Advance.

"Borrowing Base" means, as of any date of determination (without duplication of any part thereof), the result of:

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(a)at any time that, and for so long as, the AECOM Letter of Credit remains outstanding and in full force and effect, $15,000,000, minus

(b)   without duplication, the aggregate amount of all Reserves in effect at such

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time.

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"Borrowing Base Certificate" means a certificate in the form of Exhibit B-1. "Borrowing Notice" means the notice of borrowing in the form of Exhibit B-2.

"Business Day" means any day excluding Saturday, Sunday, and any day which is a legal

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holiday under the laws of the State of New York or which is a day on which Agent is, or is authorized to be, otherwise closed for transacting business with the public.

"California Fire Project" means the debris removal project for Palisades and Eaton Fires to be undertaken by Shimmick.

"Capital Expenditures" means for any period, the dollar amount of all expenditures (whether paid in cash or accrued as liabilities and including in all events all amounts expended or capitalized under Capital Leases) by a Loan Party and its Subsidiaries, during such period that, in conformity with GAAP, are or are required to be classified as capital expenditures on a consolidated statement of cash flow of Borrowers.

"Capital Lease" means a lease that has been or is required to be capitalized for financial reporting purposes in accordance with GAAP.

"Capitalized Lease Obligation" means that portion of the obligations under a Capital Lease that is required to be capitalized in accordance with GAAP.

"Cash Collateral" means cash delivered to Agent to Cash Collateralize any Obligations, and all interest, dividends, earnings, Liquidated Damages and other proceeds relating thereto.

"Cash Collateralization" means (a) with respect to Letters of Credit, either (i) providing cash collateral (pursuant to documentation reasonably satisfactory to Agent, including provisions that specify that the Letter of Credit Fees and all commissions, fees, charges and expenses provided for in Section 2.11(k) (including any fronting fees) payable by Borrowers will continue to accrue while the Letters of Credit are outstanding) to be held by Agent for the benefit of the Revolving Lenders in an amount equal to 105% of the then existing Letter of Credit Usage, (ii) delivering to Agent documentation executed by all beneficiaries under the Letters of Credit, in form and substance reasonably satisfactory to Agent and Issuing Bank, terminating all of such beneficiaries' rights under the Letters of Credit, or (iii) providing Agent with a standby letter of credit, in form and substance reasonably satisfactory to Agent, from a commercial bank acceptable to Agent (in its sole discretion) in an amount equal to 105% of the then existing Letter of Credit Usage (it being understood that the Letter of Credit Fee and all fronting fees set forth in this Agreement will continue to accrue while the Letters of Credit are outstanding and that any such fees that accrue must be an amount that can be drawn under any such standby letter of credit) and (b) with respect to any inchoate, contingent or other Obligations, Agent's good faith and reasonable estimate of the

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amount due or to become due, including fees, expenses and indemnification hereunder. "Cash Collateralize" has a correlative meaning.

"Cash Dominion Event" means (a) at any time the average daily Availability for the preceding four-week period is less than $1,000,000, (b) Liquidity at any time is less than $30,000,000, or (c) the occurrence of an Event of Default.

"Cash Dominion Period" means the period commencing on the occurrence of a Cash Dominion Event and continuing until the date that (a) no Event of Default shall be continuing, (b) average daily Availability for the prior four-week period is greater than or equal to $1,000,000 and (c)Liquidity is greater than or equal to $30,000,000, in each case for a period of at least 90 consecutive calendar days.

"Cash Equivalents" means (a) marketable direct obligations issued by, or unconditionally guaranteed by, the United States or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one (1) year from the date of acquisition thereof, (b) marketable direct obligations issued or fully guaranteed by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within 1 year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Rating Group ("S&P") or Moody's Investors Service, Inc. ("Moody's"), (c) commercial paper maturing no more than two hundred and seventy (270) days from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's, (d) certificates of deposit, time deposits, overnight bank deposits or bankers' acceptances maturing within 1 year from the date of acquisition thereof issued by any bank organized under the laws of the United States or any state thereof or the District of Columbia or any United States branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $1,000,000,000, (e) Deposit Accounts maintained with (i) any bank that satisfies the criteria described in clause (d) above, or (ii) any other bank organized under the laws of the United States or any state thereof so long as the full amount maintained with any such other bank is insured by the Federal Deposit Insurance Corporation, (f) repurchase obligations of any commercial bank satisfying the requirements of clause (d) of this definition or any recognized securities dealer having combined capital and surplus of not less than $1,000,000,000, having a term of not more than seven (7) days, with respect to securities satisfying the criteria in clauses (a) or (d) above, (g) debt securities with maturities of six (6) months or less from the date of acquisition backed by standby letters of credit issued by any commercial bank satisfying the criteria described in clause (d) above, and (h) Investments in money market funds substantially all of whose assets are invested in the types of assets described in clauses (a) through (g) above.

"Cash Management Bank" has the meaning specified therefor in Section 2.14(a).

"CFC" means a controlled foreign corporation within the meaning of Section 957 of the IRC in which any Loan Party or direct or indirect owner thereof is a "United States shareholder" within the meaning of Section 951(b) of the IRC.

"Change in Law" means the occurrence after the Closing Date of: (a) the adoption or effectiveness of any law, rule, regulation, judicial ruling, judgment or treaty, (b) any change in any

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law, rule, regulation, judicial ruling, judgment or treaty or in the administration, interpretation, implementation or application by any Governmental Authority of any law, rule, regulation, guideline or treaty, or (c) the making or issuance by any Governmental Authority of any request, rule, guideline or directive, whether or not having the force of law; provided that notwithstanding anything in this Agreement to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives concerning capital adequacy promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities shall, in each case, be deemed to be a "Change in Law," regardless of the date enacted, adopted or issued.

"Change of Control" means that:

(a) Permitted Holders shall cease to own and control legally and beneficially (free and clear of all Liens), either directly or indirectly, at least 50% of the issued and outstanding shares of Equity Interests of Holdings entitled (without regard to the occurrence of any contingency) to vote for the election of members of the Board of Directors of Holdings;

(b) any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Exchange Act), other than Permitted Holders, becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 40%, or more, of the Equity Interests of Holdings entitled (without regard to the occurrence of any contingency) to vote for the election of members of the Board of Directors of Holdings;

(c) any Person or two or more Persons acting in concert (other than Permitted Holders), shall have acquired by contract or otherwise, or shall have entered into a contract or arrangement that, upon consummation thereof, will result in its or their acquisition of the power to exercise, directly or indirectly, a controlling influence over the management or policies of Holdings or control over the Equity Interests of such Person entitled to vote for members of the Board of Directors of Holdings on a fully-diluted basis (and taking into account all such Equity Interests that such Person or group has the right to acquire pursuant to any option right) representing 40% or more of the combined voting power of such Equity Interests;

(d) any change in the legal or beneficial ownership or control of the outstanding voting Equity Interests of the applicable Person necessary at all times to elect a majority of the board of directors (or similar governing body) of Holdings and to direct the management policies and decisions of Holdings, each other Loan Party and each Subsidiary of Holdings;

(e) Holdings shall cease to, directly or indirectly own, in the aggregate, 100% of each class of the outstanding Equity Interests of its Subsidiaries (except in connection with (i) a disposition of 100% of the Equity Interests of a Subsidiary permitted under this Agreement, or
(ii) Permitted Servicing Joint Ventures), in each case, except as otherwise permitted by this Agreement;

(f) the Borrowers shall cease to own, directly or indirectly, (x) 100% of the Equity Interest of each Subsidiary (except in connection with (i) a disposition of 100% of the

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Equity Interests of a Subsidiary permitted under this Agreement, or (ii) any Permitted Servicing Joint Venture), in each case, except as otherwise permitted by this Agreement or (y) with respect to any Permitted Servicing Joint Venture, the percentage of such outstanding Equity Interests owned at the time of formation thereof, unless the consent of Agent is obtained for any sale of Equity Interests of a Permitted Servicing Joint Venture; or

(g)the occurrence of any "change of control" or any comparable term under, and as defined in, any documentation relating to Subordinated Indebtedness or the Ansley Park Facility.

"Chick Lock Project" means Project 34693 – Chickamauga Lock Chamber Replacement Contract No. W912P517C0007, dated September 28, 2017, by and between Shimmick Construction Company, Inc. (as successor to AECOM Energy & Construction, Inc.) and U.S. Army Corps of Engineers.

"Closing Date" means the date of this Agreement.

"Code" means Article 9 of the New York Uniform Commercial Code, as in effect from time to time.

"Collateral" means all assets and interests in assets and proceeds thereof now owned or hereafter acquired by any Loan Party in or upon which a Lien is granted by such Person in favor of Agent or the Lenders under any of the Loan Documents.

"Commitment" means, with respect to each Lender, its Revolver Commitment, and, with respect to all Lenders, their Revolver Commitments in each case as such Dollar amounts are set forth beside such Lender's name under the applicable heading on Schedule C-1 or in the Assignment and Acceptance pursuant to which such Lender became a Lender hereunder, as such amounts may be reduced or increased from time to time pursuant to this Agreement and/or assignments made in accordance with the provisions of Section 13.01.

"Commodity Exchange Act" means the Commodity Exchange Act (7 U.S.C. § 1 *et seq.*). "Compliance Certificate" means a certificate substantially in the form of Exhibit C-1
delivered by an Authorized Financial Officer of Administrative Borrower to Agent. "Confidential Information" has the meaning specified therefor in Section 17.08(a).

"Conforming Changes" means, with respect to either the use or administration of SOFR or the SOFR Screen Rate; or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of "Business Day," the time period set forth in the definition of "SOFR Screen Rate" (or the addition of a concept of "interest period" or any similar or analogous definition), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, and other technical, administrative or operational matters) that Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by Agent in a manner substantially consistent with market practice (or, if

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Agent decides that adoption of any portion of such market practice is not administratively feasible or if Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

"Connection Income Taxes" means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

"Control Agreement" means (i) with respect to a Deposit Account, a Deposit Account Control Agreement, and (ii) with respect to a Securities Account, a control agreement in form and substance reasonably satisfactory to Agent, executed and delivered by a Loan Party, Agent, and the applicable securities intermediary.

"Default" means an event, condition, or default that, with the giving of notice, the passage of time, or both, would become an Event of Default.

"Defaulting Lender" means any Lender that (a) has failed to fund any amounts required to be funded by it hereunder within two (2) Business Days of the date that it is required to do so hereunder (including the failure to make available to Agent amounts required pursuant to a Settlement or to make a required payment in connection with a Letter of Credit Disbursement), (b) notified Administrative Borrower, Agent or any Lender in writing that it does not intend to comply with all or any portion of its funding obligations hereunder, (c) has made a public statement to the effect that it does not intend to comply with its funding obligations hereunder or under other agreements generally (as reasonably determined by Agent) under which it has committed to extend credit, (d) failed, within one (1) Business Day after written request by Agent, to confirm that it will comply with the terms hereof relating to its obligations to fund any amounts required to be funded by it hereunder, (e) otherwise failed to pay over to Agent or any other Lender any other amount required to be paid by it hereunder within two (2) Business Days of the date that it is required to do so hereunder, or (f) (i) becomes or is insolvent or has a parent company that has become or is insolvent, (ii) becomes the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, or custodian or appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment or has a parent company that has become the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, or custodian appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment or (iii) becomes the subject of a Bail-In Action.

"Defaulting Lender Rate" means (a) for the first three (3) days from and after the date the relevant payment is due, the Prime Rate, and (b) thereafter, the interest rate then applicable to Loans as if the Prime Rate were applicable thereto.

"Deposit Account" means any deposit account (as that term is defined in the Code). "Deposit Account Control Agreement" shall mean an agreement in which a Loan Party, Agent, and Cash Management Bank maintaining the Deposit Account have agreed that the Cash Management Bank will comply with instructions originated by Agent directing disposition of the

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funds in the Deposit Account without further consent by the Loan Party, but providing such Loan Party access to such funds until instructions by Agent are given (other than for any Full Control Account). Terms of the agreement shall provide control (within the meaning of Section 9-104 of the UCC) of the Deposit Account reasonably satisfactory to Agent.

"Designated Account" means the Deposit Account of Administrative Borrower identified on Schedule B-1 as a "Designated Account" (or such other Deposit Account of Administrative Borrower located at Designated Account Bank that has been designated as such, in writing, by Administrative Borrower to Agent), which shall in all cases be a Springing Control Account.

"Designated Account Bank" means the depositary institution shown on Schedule B-1 which maintains the Designated Account of Administrative Borrower (or such other bank that is located within the United States that has been designated as such, in writing, by Administrative Borrower to Agent).

"Disposition" or "Dispose" means the sale, transfer, license, lease, sublease, or other disposition of any property by any Person (including any sale and leaseback transaction and any issuance of Equity Interests by a Subsidiary of such Person), including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith.

"Disqualified Equity Interests" means any Equity Interests that, by their terms (or by the terms of any security or other Equity Interests into which they are convertible or for which they are exchangeable), or upon the happening of any event or condition (a) mature or are mandatorily redeemable (other than solely for Qualified Equity Interests), pursuant to a sinking fund obligation or otherwise (except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior repayment in full of the Loans and all other Obligations that are accrued and payable and the termination of the Commitments), (b) are redeemable at the option of the holder thereof (other than solely for Qualified Equity Interests), in whole or in part, (c) provide for the scheduled payments of dividends in cash or (d) are or become convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Equity Interests, in each case, prior to the date that is ninety one (91) days after the Maturity Date.

"Distribution" means as to any Person (a) any dividend or other distribution or payment (whether in cash, securities or other property) on, or in respect of, any Equity Interest in such Person (except those payable solely in its Equity Interests other than Disqualified Equity Interests),
(b) any payment by such Person on account of (i) the purchase, redemption, retirement, defeasance, surrender, cancellation, termination or acquisition of any Equity Interests in such Person or any claim respecting the purchase or sale of any Equity Interest in such Person, or (ii) any option, warrant or other right to acquire any Equity Interests in such Person, (c) any management fees, salaries or other fees or compensation to any Person holding an Equity Interest in a Loan Party or a Subsidiary of a Loan Party (other than reasonable and customary (i) payments of salaries to individuals, (ii) directors fees, and (iii) advances and reimbursements to employees or directors, all in the ordinary course of business), an Affiliate of a Loan Party or an Affiliate of any Subsidiary of a Loan Party, (d) any lease or rental payments to an Affiliate or Subsidiary of a Loan Party (which is not itself a Loan Party), or (e) repayments of or debt service on loans or other

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indebtedness (other than conversion to Equity Interests other than Disqualified Equity Interests) held by any Person holding an Equity Interest in a Loan Party or a Subsidiary of a Loan Party, an Affiliate of a Loan Party or an Affiliate of any Subsidiary of a Loan Party unless permitted under and made pursuant to a Subordination Agreement applicable to such loans or other indebtedness.

"Dollars" or "$" means United States dollars.

"Drawing Document" means any Letter of Credit or other document presented for purposes of drawing under any Letter of Credit.

"EEA Financial Institution" means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority,
(b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

"EEA Member Country" means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

"EEA Resolution Authority" means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

"Employee Benefit Plan" means an "employee benefit plan" as defined in Section 3(3) of ERISA (other than a Multiemployer Plan) maintained or contributed to by any Loan Party or a Subsidiary of any Loan Party or to which any Loan Party or any Subsidiary of any Loan Party has any liability.

"Environmental Actions" means any administrative, regulatory or judicial actions, suits, demands, proceedings, claims, liens, notices of noncompliance or violation, or investigations from or by any Governmental Authority or any third party involving violations of or liability under Environmental Laws or releases of Hazardous Materials.

"Environmental Law" means any applicable federal, state, provincial, foreign or local statute, law, rule, regulation, ordinance, code, binding and enforceable guideline, binding and enforceable written policy, or common law, including any judicial or administrative order, consent decree or judgment, in each case, to the extent binding on any Loan Party or its Subsidiaries, relating to pollution, the protection of the environment or natural resources, protection of human health (as relates to environmental harms), or the generation, use, storage, treatment, disposal, transportation, release or management of or exposure to pollutants, contaminants or chemicals.

"Environmental Liabilities" means all liabilities, monetary obligations, losses, damages, costs and expenses (including all fees, disbursements and expenses of counsel, experts, or consultants, and costs of investigation and feasibility studies and diminution in value), fines, penalties, sanctions, and interest incurred as a result of any Remedial Action required by any Governmental Authority or any third party, any Environmental Action, or any violation of

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Environmental Laws or Environmental Permits.

"Environmental Lien" means any Lien in favor of any Governmental Authority for Environmental Liabilities.

"Environmental Permits" has the meaning specified therefor in Section 4.11. "Equipment" means equipment (as that term is defined in the Code).

"Equity Interests" means, with respect to a Person, all of the shares, options, warrants, interests, participations, or other equivalents (regardless of how designated) of or in such Person, whether voting or nonvoting, including capital stock (or other ownership or profit interests or units), preferred stock, or any other "equity security" (as such term is defined in Rule 3a11-1 of the General Rules and Regulations promulgated by the SEC under the Exchange Act).

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and any successor statute thereto.

"ERISA Affiliate" means any Person that for purposes of Title IV of ERISA or Section 412 of the IRC would be deemed at any relevant time to be a single employer or otherwise aggregated with any Loan Party or any Subsidiary of a Loan Party under IRC Section 414 of the IRC or Section 4001 of ERISA.

"ERISA Event" means (a) a Reportable Event with respect to a Pension Plan; (b) the failure by any Loan Party or any ERISA Affiliate to meet all applicable requirements under the Pension Funding Rules or the filing of an application for the waiver of the minimum funding standards under the Pension Funding Rules; (c) a withdrawal by any Loan Party or any ERISA Affiliate from a Pension Plan subject to Section 4063 or 4064 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations with respect to a Pension Plan that is treated as a termination under Section 4062(e) of ERISA; (d) a complete or partial withdrawal by any Loan Party or any ERISA Affiliate from a Multiemployer Plan, the insolvency under Title IV of ERISA of any Multiemployer Plan or the receipt of written notification by any Loan Party or any ERISA Affiliate concerning the imposition of Withdrawal Liability or the receipt of written notification that a Multiemployer Plan is insolvent (within the meaning of Title IV of ERISA); (e) the filing of a notice of intent to terminate a Pension Plan, if such termination would require additional contributions in order to be considered a standard termination within the meaning of Section 4041(b) of ERISA, the filing under Section 4041(c) of ERISA of a notice of intent to terminate a Pension Plan, the termination of any Pension Plan under Section 4041(c) of ERISA, or the treatment of a Pension Plan amendment as a termination under Sections 4041 or 4041A of ERISA; (f) the institution by the PBGC of proceedings to terminate a Pension Plan; (g) any event or condition that constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; (h) the determination that any Pension Plan is in at-risk status (within the meaning of Section 430 of the IRC or Section 303 of ERISA) or that a Multiemployer Plan is in endangered or critical status (within the meaning of Section 432 of the IRC or Section 305 of ERISA); (i) the imposition or incurrence of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon any Loan Party or any ERISA Affiliate; (j) the engagement by any Loan Party or any ERISA Affiliate in a transaction that could be subject to Section 4069 or Section 4212(c) of ERISA; (k) the failure to make a required contribution to any

20

Pension Plan that would result in the imposition of a lien or other encumbrance or the provision of security under Section 430 of the IRC or under Section 303 or 4068 of ERISA with respect to any Pension Plan, or the arising of such a lien or encumbrance or the provision of security under Section 430 of the IRC or Section 303 or 4068 of ERISA, or the arising of such a lien or encumbrance; or (l) the making of an amendment to a Pension Plan that could result in the posting of bond or security under Section 436(f)(1) of the IRC.

"Erroneous Payment" has the meaning assigned to it in Section 15.19(a).

"Erroneous Payment Deficiency Assignment" has the meaning assigned to it in Section 15.19(d). "Erroneous Payment Impacted Class" has the meaning assigned to it in Section 15.19(d). "Erroneous Payment Return Deficiency" has the meaning assigned to it in Section 15.19(d).

"EU Bail-In Legislation Schedule" means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

"Event of Default" has the meaning specified therefor in Article VIII.

"Exchange Act" means the Securities Exchange Act of 1934, as in effect from time to time.

"Excluded Accounts" means (i) Deposit Accounts specially and exclusively used for payroll, payroll taxes and other employee wage and benefit payments to or for any Loan Parties' employees, (ii) Deposit Accounts and Securities Accounts which hold average daily balances not exceeding $500,000 in the aggregate for all such accounts, (iii) segregated Deposit Accounts maintained by any Permitted Servicing Joint Venture, including Deposit Accounts for receipt of collections and payment of operating expenses, so long as Loan Parties and their Subsidiaries are in compliance with Section 5.19, (iv) zero balance Deposit Accounts, and (v) segregated Deposit Accounts or Securities Accounts holding cash or Cash Equivalents described in clause (i) of the definition of Permitted Liens (and subject to the cap set forth therein); provided that the accounts described in clauses (i) through (v) above shall be used solely for the purposes described in such clauses.

"Excluded Swap Obligation" means, with respect to a Loan Party, each Swap Obligation as to which, and only to the extent that, such Loan Party's guaranty of or grant of a Lien as security for such Swap Obligation is or becomes illegal under the Commodity Exchange Act because such Loan Party does not constitute an "eligible contract participant" as defined in the act (determined after giving effect to any keepwell, support or other agreement for the benefit of such Loan Party and all guarantees of Swap Obligations by other Loan Parties) when such guaranty or grant of Lien becomes effective with respect to the Swap Obligation. If a Hedge Agreement governs more than one Swap Obligation, only the Swap Obligation(s) or portions thereof described in the foregoing sentence shall be Excluded Swap Obligation(s) for the applicable Loan Party.

"Excluded Taxes" means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient: (a) Taxes imposed

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on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes; (b) Taxes attributable to such Recipient's failure to comply with the requirements of Section 16.02, (c) any United States federal withholding Taxes that would be imposed on amounts payable to or for the account of a Lender pursuant to a law in effect at the time such Lender becomes a party hereto (or designates a new lending office), except to the extent that, pursuant to Section 16.01, amounts with respect to such Taxes were payable either to such Lender's assignor immediately before such Lender became a party hereto (or to such Lender immediately before it changed its lending office), and (d) any withholding Taxes imposed under FATCA.

"Existing Credit Facility" means that certain Credit, Security and Guaranty Agreement, dated as of March 27, 2023 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and among the Holdings, the Borrowers, the financial institutions or other entities from time to time parties thereto, each as a Lender, and MidCap Funding IV Trust, as agent.

"Extraordinary Advances" has the meaning specified therefor in Section 2.03(c)(iii). "Extraordinary Receipts" means (a) so long as no Event of Default has occurred and is continuing, proceeds of judgments, proceeds of settlements, or other consideration of any kind received in connection with any cause of action or claim, and (b) if an Event of Default has occurred and is continuing, any payments received by any Loan Party or any of its Subsidiaries not in the ordinary course of business (and not consisting of proceeds described in Section 2.04(e)(ii)) consisting of (i) proceeds of judgments, proceeds of settlements, or other consideration of any kind received in connection with any cause of action or claim, (ii) indemnity payments (other than to the extent such indemnity payments are immediately payable to a Person that is not an Affiliate of any Loan Party or any of its Subsidiaries, and (iii) any purchase price adjustment received in connection with any purchase agreement.

"FATCA" means Sections 1471 through 1474 of the IRC, as of the Closing Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and (a) any current or future regulations or official interpretations thereof (b) any agreements entered into pursuant to Section 1471(b)(1) of the IRC, and (c) any intergovernmental agreement entered into by the United States (or any fiscal or regulatory legislation, rules, or practices adopted pursuant to any such intergovernmental agreement entered into) in connection therewith.

"Fee Letter" means that certain fee letter, dated as of even date with this Agreement, among Borrowers and Agent, in form and substance reasonably satisfactory to Agent.

"Field Examination Trigger" means if at any time (a) Availability is less than $5,000,000 and (b) Liquidity is less than $10,000,000.

"Floor" means a rate of interest equal to 2.00%.

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"Flow of Funds Agreement" means a flow of funds agreement, dated as of even date herewith, in form and substance reasonably satisfactory to Agent, executed and delivered by Administrative Borrower and Agent.

"Foreign Plan" means any plan, fund (including, without limitation, any superannuation fund) or other similar program established, contributed to (regardless of whether through direct contributions or through employee withholding) or maintained outside of the United States by any Loan Party or any Subsidiary of a Loan Party primarily for the benefit of employees of such Loan Party or such Subsidiary residing outside of the United States, which plan, fund or other similar program provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and which plan is not subject to ERISA or the IRC.

"Foreign Subsidiary Holding Company" means any Subsidiary all of the assets of which (other than a de minimis amount) are Equity Interests (or Equity Interests and debt interests) in one or more CFCs.

"Full Control Account" means a Deposit Account that is subject to a Deposit Account Control Agreement which, upon execution, requires the daily forwarding of funds to Agent's Account.

"Funding Date" means the date on which a Borrowing occurs.

"GAAP" means generally accepted accounting principles as in effect from time to time in the United States, consistently applied.

"Golden Gate Bridge Project" means Job 208 – Golden Gate Bridge Physical Suicide Deterrent System – Contract No. 2016-B-01, dated as of January 6, 2017, by and between Shimmick / Danny's Joint Venture and Golden Gate Bridge, Highway and Transportation District.

"Governing Documents" means, with respect to any Person, the certificate or articles of incorporation, by-laws, or other organizational documents of such Person.

"Governmental Authority" means the government of any nation or any political subdivision thereof, whether at the national, state, territorial, provincial, municipal or any other level, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of, or pertaining to, government (including any supra-national bodies such as the European Union or the European Central Bank).

"Guarantor" means (a) Holdings, (b) each Subsidiary of Holdings, and (c) each other Person that becomes a guarantor after the Closing Date pursuant to Section 5.11. Notwithstanding the foregoing, the term "Guarantor" shall not include the AECOM Guarantor.

"Guaranty and Security Agreement" means the guaranty and security agreement, dated as of even date with this Agreement, in form and substance reasonably satisfactory to Agent, executed and delivered by Borrowers and each of the Guarantors to Agent.

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"Hazardous Materials" means (a) substances that are defined or listed in, or otherwise classified pursuant to, any applicable Environmental Laws as "hazardous substances," "hazardous materials," "hazardous wastes," "toxic substances," or other terms intended to define, list, or classify substances by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, reproductive toxicity, or "EP toxicity", (b) oil, petroleum, or petroleum derived substances, natural gas, natural gas liquids, synthetic gas, drilling fluids, produced waters, and other wastes associated with the exploration, development, or production of crude oil, natural gas, or geothermal resources, (c) any flammable substances or explosives or any radioactive materials, and (d) asbestos in any form or electrical equipment that contains any oil or dielectric fluid containing levels of polychlorinated biphenyls in excess of 50 parts per million.

"Hedge Agreement" means a "swap agreement" as that term is defined in Section 101(53B)(A) of the Bankruptcy Code.

"Holdings" has the meaning specified therefor in the preamble. "Illegality
Notice" has the meaning specified in Section 2.06(h).
"Indebtedness" as to any Person means (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments and all reimbursement or other obligations in respect of letters of credit, bankers acceptances, or other financial products, (c) all obligations of such Person as a lessee under Capital Leases, (d) all obligations or liabilities of others secured by a Lien on any asset of such Person, irrespective of whether such obligation or liability is assumed, (e) all obligations of such Person to pay the deferred purchase price of assets (other than trade payables incurred in the ordinary course of business and repayable in accordance with customary trade practices and not more than ninety (90) days past due) and any earn-out required to be paid in cash or similar obligation, (f) all monetary obligations of such Person owing under Hedge Agreements (which amount shall be calculated based on the amount that would be payable by such Person if the Hedge Agreement were terminated on the date of determination), (g) any Disqualified Equity Interests of such Person,
(h) all Off-Balance Sheet Liabilities of such Person and (i) any obligation of such Person guaranteeing or intended to guarantee (whether directly or indirectly guaranteed, endorsed, co- made, discounted, or sold with recourse) any obligation of any other Person that constitutes Indebtedness under any of clauses (a) through (h) above. For purposes of this definition, (i) the amount of any Indebtedness represented by a guaranty or other similar instrument shall be the lesser of the principal amount of the obligations guaranteed and still outstanding and the maximum amount for which the guaranteeing Person may be liable pursuant to the terms of the instrument embodying such Indebtedness, and (ii) the amount of any Indebtedness which is limited or is non- recourse to a Person or for which recourse is limited to an identified asset shall be valued at the lesser of (A) if applicable, the limited amount of such obligations, and (B) if applicable, the fair market value of such assets securing such obligation.

"Indemnified Liabilities" has the meaning specified therefor in Section 10.03. "Indemnified
Person" has the meaning specified therefor in Section 10.03.

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"Indemnified Taxes" means, (a) any Taxes other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Borrower under any Loan Document and (b) to the extent not otherwise described in clause (a), Other Taxes.

"Insolvency Proceeding" means any proceeding commenced by or against any Person under any provision of the Bankruptcy Code or under any other state or federal bankruptcy or insolvency law, assignments for the benefit of creditors, formal or informal moratoria, compositions, extensions generally with creditors, or proceedings seeking reorganization, arrangement, or other similar relief.

"Intellectual Property" has the meaning specified therefor in the Guaranty and Security Agreement.

"Intercompany Subordination Agreement" means an intercompany subordination agreement, dated as of even date with this Agreement, executed and delivered by each Loan Party, each of its Subsidiaries and Agent, the form and substance of which is reasonably satisfactory to Agent.

"Interest Expense" means, for any period, the aggregate of the interest expense of each Loan Party and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

"Inventory" means inventory (as that term is defined in the Code).

"Investment" means, with respect to any Person, any investment by such Person in any other Person (including Affiliates) in the form of loans, guarantees, advances, capital contributions (excluding (a) commission, travel, and similar advances to officers and employees of such Person made in the ordinary course of business, and (b) bona fide accounts receivable arising in the ordinary course of business), or acquisitions of Indebtedness, Equity Interests, or all or substantially all of the assets of such other Person (or of any division or business line of such other Person), and any other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. The amount of any Investment shall be the original cost of such Investment plus the cost of all additions thereto, without any adjustment for increases or decreases in value, or write-ups, write-downs, or write-offs with respect to such Investment.

"IRC" means the Internal Revenue Code of 1986, as amended from time to time. "IRS" means the United States Internal Revenue Service.

"ISP" means, with respect to any Letter of Credit, the International Standby Practices 1998 (International Chamber of Commerce Publication No. 590) and any subsequent revision thereof adopted by the International Chamber of Commerce on the date such Letter of Credit is issued.

"Issuer Document" means, with respect to any Letter of Credit, a letter of credit application, a letter of credit agreement, or any other document, agreement or instrument entered into (or to be entered into) by a Borrower in favor of Issuing Bank and relating to such Letter of Credit.

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"Issuing Bank" means Agent, any Lender, Wells Fargo Bank, National Association (or any affiliate or division thereof) or any other bank or financial institution selected by Agent in Agent's sole discretion, with, so long as no Default or Event of Default has occurred and is continuing, the consent of the Borrower (such consent not to be unreasonably withheld, conditioned or delayed), that agrees to act as an Issuing Bank, in each case, for the purpose of issuing Letters of Credit pursuant to Section 2.11.

"Legacy Project Contract" means each Project Contract relating to a Legacy Project. "Legacy Project(s)" means (a) each Project listed on Schedule 3.17(b) to the AECOM Loan Agreement, including the Chick Lock Project and Golden Gate Bridge Project, (b) each Project for which Liberty or Chubb Group of Insurance Companies is the lead surety provider and (c) each Project for which AECOM is an indemnitor on the surety bonds.

"Lender" means the Persons described in the preamble as "Lenders", the Issuing Bank and any other Person made a party hereto pursuant to the provisions of Section 13.01 and "Lenders" means each of the Lenders or any one or more of them.

"Lender Group" means each of the Lenders, Issuing Bank and Agent, or any one or more of them.

"Lender Group Expenses" means all (a) costs or expenses (including Taxes and insurance premiums) required to be paid by any Loan Party or its Subsidiaries under any of the Loan Documents that are paid, advanced, or incurred by the Lender Group, (b) reasonable documented out-of-pocket fees or charges paid or incurred by Agent in connection with the Lender Group's transactions with any Loan Party or its Subsidiaries under any of the Loan Documents, including, without limitation, the reasonable fees and out-of-pocket expenses of Agent's outside counsel and out-of-pocket costs incurred in connection with travel and due diligence, photocopying, notarization, couriers and messengers, telecommunication, public record searches, filing fees, recording fees, publication, real estate surveys, real estate title policies and endorsements, and environmental audits, (c) Agent's customary fees and charges imposed or incurred in connection with any background checks or OFAC/politically exposed person searches related to any Loan Party or its Subsidiaries, (d) Agent's customary fees and charges (as adjusted from time to time) with respect to the disbursement of funds (or the receipt of funds) to or for the account of Borrowers (whether by wire transfer or otherwise), together with any out-of-pocket costs and expenses incurred in connection therewith, (e) customary charges imposed or incurred by Agent resulting from the dishonor of checks payable by or to any Loan Party, (f) reasonable documented out-of-pocket costs and expenses paid or incurred by the Lender Group to correct any default or enforce any provision of the Loan Documents, or during the continuance of an Event of Default, in gaining possession of, maintaining, handling, preserving, storing, shipping, selling, preparing for sale, or advertising to sell the Collateral, or any portion thereof, irrespective of whether a sale is consummated, (g) fees and expenses of the Agent and fees and expenses related to any field examination, appraisal, or valuation to the extent such fees and expenses are required to be paid by Borrowers pursuant to the express terms of this Agreement, (h) Agent's, Issuing Bank's and Lenders' reasonable costs and expenses (including reasonable documented attorneys' fees and expenses) relative to third party subpoenas, claims or any other lawsuit or adverse proceeding paid or incurred, whether in enforcing or defending the Loan Documents or otherwise in connection with the transactions contemplated by the Loan Documents, Agent's Liens in and to the Collateral, or the Lender Group's relationship with any Loan Party or any of its Subsidiaries, (i) Agent's reasonable documented costs and expenses (including reasonable documented attorneys' fees and due diligence expenses) incurred in advising, structuring, drafting, reviewing, administering (including travel, meals, and lodging), syndicating (including reasonable costs and expenses relative to the rating of any Loan, CUSIP, DXSyndicate™, SyndTrak or other communication costs incurred in connection with a syndication of the loan facilities), or amending, waiving, or modifying the Loan Documents, and (j) Agent's and each Lender's reasonable documented costs and expenses (including reasonable documented attorneys, accountants, consultants, and other advisors fees and expenses) incurred in terminating, enforcing (including attorneys, accountants, consultants, and other advisors fees and expenses incurred in connection with a "workout," a "restructuring," or an Insolvency Proceeding concerning any Loan Party or any of its Subsidiaries or in exercising rights or remedies under the Loan Documents), or defending the Loan Documents, irrespective of whether a lawsuit or other adverse proceeding is brought, or in taking any enforcement action or any Remedial Action with respect to the Collateral; provided, with respect to all counsel costs and expenses described herein other than under clause (j) above, such counsel to be limited to one (1) general transaction counsel, one (1) local New York counsel and one (1) local counsel in each relevant jurisdiction.

"Lender-Related Person" means, with respect to any Lender, such Lender, together with such Lender's Affiliates, officers, directors, employees, attorneys, and agents.

"Letter of Credit" means a letter of credit (as that term is defined in the Code) issued by Issuing Bank. For the avoidance of doubt, all Letters of Credit shall be standby letters of credit.

"Letter of Credit Disbursement" means a payment made by Issuing Bank pursuant to a Letter of Credit.

"Letter of Credit Exposure" means, as of any date of determination with respect to any Lender, such Lender's Pro Rata Share of the Letter of Credit Usage on such date.

"Letter of Credit Fee" has the meaning specified therefor in Section 2.06(b).
"Letter of Credit Indemnified Costs" has the meaning specified therefor in Section 2.11(f). "Letter of Credit Related Person" has the meaning specified therefor in Section 2.11(f). "Letter of Credit Usage" means, as of any date of determination, the aggregate undrawn
amount of all outstanding Letters of Credit.

"Lien" means any mortgage, deed of trust, pledge, hypothecation, assignment, charge, deposit arrangement, encumbrance, easement, lien (statutory or other), security interest, or other security arrangement and any other preference, priority, or preferential arrangement of any kind or nature whatsoever, including any conditional sale contract or other title retention agreement, the interest of a lessor under a Capital Lease and any synthetic or other financing lease having substantially the same economic effect as any of the foregoing.

"Liquidated Damages" has the meaning specified therefor in Section 2.10(e)

"Liquidity" means the sum, without duplication, of Qualified Cash net of any checks written, plus Availability, plus Revolving Loan Availability (under and as defined in the AECOM Loan Agreement).

"Liquidity Report" has the meaning specified therefor in Section 5.01(b)(vi).

"Loan" means any Revolving Loan, Swingline Advance or Extraordinary Advance made (or to be made) hereunder.

"Loan Account" has the meaning specified therefor in Section 2.09.

"Loan Documents" means this Agreement, the Control Agreements, any Borrowing Base Certificate, each Compliance Certificate, the Fee Letter, the AECOM Letter of Credit, the AECOM Guaranty, the AECOM Subordination Agreement, the Guaranty and Security Agreement, the Intercompany Subordination Agreement, any Issuer Documents, the Letters of Credit, any note or notes executed by Borrowers in connection with this Agreement and payable to any member of the Lender Group, and any other instrument or agreement entered into, now or in the future, by any Loan Party or any of its Subsidiaries and any member of the Lender Group in connection with this Agreement.

"Loan Market Association" means the Loan Market Association, a private limited company incorporated in England and Wales with company number 03284544 and a trade body for the European syndicated loan market.

"Loan Party" means any Borrower or any Guarantor.

"Margin Stock" as defined in Regulation U of the Board of Governors as in effect from time to time.

"Material Adverse Effect" means any change, occurrence, event, circumstance or development that has had (a) a material adverse effect in the business, operations, results of operations, assets, liabilities or financial condition of Holdings and its Subsidiaries, taken as a whole, (b) a material adverse effect upon Holdings' and its Subsidiaries' ability to perform their obligations under the Loan Documents to which they are parties or upon the Lender Group's ability to enforce the Obligations or realize upon the Collateral (other than as a result of an action taken or not taken that is solely in the control of Agent), or (c) a material adverse effect on the enforceability or priority of Agent's Liens with respect to all or a material portion of the Collateral.

"Material Contract" means, (i) each Material Project Document, (ii) each Non-Project Contract (as defined in the AECOM Loan Agreement) and (iii) each contract or instrument to which any Borrower or any of its Subsidiaries is a party, the termination or suspension of which, or the failure of any party thereto to perform its obligations thereunder, could reasonably be expected to cause a Material Adverse Effect.

"Material Indebtedness" means Indebtedness of a Loan Party or any of its Subsidiaries involving an aggregate amount of $1,000,000 or more.

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"Material Project Documents" means, (a) each Legacy Project Contract, (b) each Project Contract relating to a Bonded Project and (c) each Project Contract relating to a Non-Bonded Project (x) which has an aggregate value in excess of $15,000,000 or (y) the termination of which could reasonably be expected to have a Material Adverse Effect.

"Maturity Date" means the earlier of (i) March 12, 2028; or (ii) 90 days prior to the maturity date of the AECOM Loan Agreement.

"Maximum Revolver Amount" means $15,000,000, decreased by (i) the amount of reductions in the Revolver Commitments made in accordance with Section 2.04(c) and (ii) the amount of any Reserves.

"Minimum Balance" means, at any time, $3,000,000.
"Minimum Balance Fee" has the meaning specified therefor in Section 2.10(c). "Moody's" has the meaning specified therefor in the definition of Cash Equivalents. "Multiemployer Plan" means any multiemployer plan as described in Section 4001(a)(3)
of ERISA, to which any Loan Party, any Subsidiary of a Loan Party or any ERISA Affiliate makes or is obligated to make contributions, and each such plan for the five-year period immediately following the latest date on which any Loan Party, any Subsidiary of a Loan Party or any ERISA Affiliate has made or been obligated to make contributions, or has any liability.

"Net Cash Proceeds" means:

(a)with respect to any sale or disposition by any Loan Party or any of its Subsidiaries of assets, the amount of cash proceeds received (directly or indirectly) from time to time (whether as initial consideration or through the payment of deferred consideration) by or on behalf of such Loan Party or its Subsidiaries, in connection therewith after deducting therefrom only (i) the amount of any Indebtedness secured by any Permitted Lien on any asset (other than
(A) Indebtedness owing to Agent or any Lender hereunder or the other Loan Documents and (B) Indebtedness assumed by the purchaser of such asset) which is required to be, and is, repaid in connection with such sale or disposition, (ii) reasonable fees, commissions, and expenses related thereto and required to be paid by such Loan Party or such Subsidiary in connection with such sale or disposition, (iii) Taxes paid or payable to any taxing authorities by such Loan Party or such Subsidiary in connection with such sale or disposition, in each case to the extent, but only to the extent, that the amounts so deducted are, at the time of receipt of such cash, actually paid or payable to a Person that is not an Affiliate of such Loan Party or any of its Subsidiaries, and are properly attributable to such transaction; and (iv) all amounts that are set aside as a reserve (A) for adjustments in respect of the purchase price of such assets, (B) for any liabilities associated with such sale or casualty, to the extent such reserve is required by GAAP, and (C) for the payment of unassumed liabilities relating to the assets sold or otherwise disposed of at the time of, or within thirty (30) days after, the date of such sale or other disposition, to the extent that in each case the funds described above in this clause (iv) are (x) deposited into escrow with a third party escrow agent or set aside in a separate Deposit Account that is subject to a Control Agreement in favor of Agent (except as otherwise agreed by Agent in its sole discretion) and (y) paid to Agent as a

prepayment of the applicable Obligations in accordance with <u>Section 2.04(e)</u> at such time when

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such amounts are no longer required to be set aside as such a reserve, and (v) with respect to the sale or disposition by any Loan Party of a Permitted Servicing Joint Venture, any amounts required to be paid to any Person who is a joint venture partner with such Loan Party (other than the Borrowers and the other Loan Parties); and

(b) with respect to the issuance or incurrence of any Indebtedness by any Loan Party or any of its Subsidiaries, or the issuance by any Loan Party or any of its Subsidiaries of any Equity Interests, the aggregate amount of cash received (directly or indirectly) from time to time (whether as initial consideration or through the payment or disposition of deferred consideration) by or on behalf of such Loan Party or such Subsidiary in connection with such issuance or incurrence, after deducting therefrom only (i) reasonable fees, commissions, and expenses related thereto and required to be paid by such Loan Party or such Subsidiary in connection with such issuance or incurrence, and (ii) Taxes paid or payable to any taxing authorities by such Loan Party or such Subsidiary in connection with such issuance or incurrence, in each case to the extent, but only to the extent, that the amounts so deducted are, at the time of receipt of such cash, actually paid or payable to a Person that is not an Affiliate of such Loan Party or any of its Subsidiaries, and are properly attributable to such transaction.

"Non-Bonded Project" has the meaning set forth in the AECOM Loan Agreement. "Non-Consenting Lender" has the meaning specified therefor in Section 14.02(a). "Non-Defaulting Lender" means each Lender other than a Defaulting Lender. "Note" means a Revolver Note.

"Obligations" means all loans (including the Revolving Loans (inclusive of Swingline Advances and Extraordinary Advances)), debts, principal, interest (including any interest that accrues after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), reimbursement or indemnification obligations with respect to Letters of Credit (irrespective of whether contingent), premiums (including, without limitation, Liquidated Damages), liabilities (including all amounts charged to the Loan Account pursuant to this Agreement), obligations (including indemnification obligations), fees (including the fees provided for in the Fee Letter), Lender Group Expenses (including any fees or expenses that accrue after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), guaranties, and all covenants and duties of any other kind and description owing by any Loan Party arising out of, under, pursuant to, in connection with, or evidenced by this Agreement or any of the other Loan Documents and irrespective of whether for the payment of money, whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, and including all interest not paid when due and all other expenses or other amounts that any Borrower is required to pay or reimburse by the Loan Documents or by law or otherwise in connection with the Loan Documents. Without limiting the generality of the foregoing, the Obligations of Borrowers under the Loan Documents include the obligation to pay

(i) the principal of the Loans, (ii) interest and Liquidated Damages accrued on the Loans, (iii) the amount necessary to reimburse Issuing Bank (and demanded by Issuing Bank) for amounts paid or payable pursuant to Letters of Credit, (iv) Letter of Credit commissions, fees (including fronting

32

fees) and charges demanded by Agent in accordance with Section 2.11(k) hereof, (v) Lender Group Expenses, (vi) fees payable hereunder or any of the other Loan Documents, and (vii) indemnities and other amounts payable by any Loan Party under any Loan Document. Any reference in this Agreement or in the Loan Documents to the Obligations shall include all or any portion thereof and any extensions, modifications, renewals, or alterations thereof, both prior and subsequent to any Insolvency Proceeding. Notwithstanding the foregoing, Obligations of a Borrower shall not include its Excluded Swap Obligations.

"Off-Balance Sheet Liability" of a Person means (a) any repurchase obligation or liability of such Person with respect to accounts or notes receivable sold by such Person, (b) any indebtedness, liability or obligation under any so-called "synthetic lease" transaction entered into by such Person or other financing product of such Person where such transaction is considered borrowed money indebtedness for tax purposes but is classified as an operating lease in accordance with GAAP, or (c) any indebtedness, liability or obligation arising with respect to any other transaction which is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the balance sheet of such Person (other than operating leases), whether contingent or otherwise.

"OFAC" means The Office of Foreign Assets Control of the U.S. Department of the Treasury.

"Originating Lender" has the meaning specified therefor in Section 13.01(e).

"Other Connection Taxes" means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan, Commitment or Loan Document).

"Other Taxes" means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment by a Lender of its rights in respect of the Obligations after the date hereof (other than an assignment made pursuant to Section 14.02).

"Overadvance" means, as of any date of determination, that the Revolver Usage is greater than any of the limitations set forth in Section 2.01 or Section 2.11.

"Participant" has the meaning specified therefor in Section 13.01(e). "Participant Register" has the meaning set forth in Section 13.01(j). "Patriot Act" has the meaning specified therefor in Section 4.13. "Payment Notice" has the meaning assigned to it in Section 15.19(b).

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"Payment Recipient" has the meaning assigned to it in Section 15.19(a).

"PBGC" means the Pension Benefit Guaranty Corporation or any successor thereto. "Perfection Certificate" means a certificate in the form of Exhibit P-1.

"Pension Funding Rules" means the rules of the IRC and ERISA regarding minimum funding standards and minimum required contributions (including any installment payment thereof) to Pension Plans and Multiemployer Plans and set forth in, with respect to plan years ending prior to the effective date of the Pension Act, Section 412 of the IRC and Section 302 of ERISA, each as in effect prior to the Pension Act and, thereafter, Sections 412, 430, 431, 432 and 436 of the IRC and Sections 302, 303, 304 and 305 of ERISA.

"Pension Plan" means any "employee benefit plan" as defined in Section 3(3) of ERISA (other than a Multiemployer Plan) maintained or contributed to by any Loan Party or any ERISA Affiliate or to which any Loan Party or any ERISA Affiliate has any liability that, in each case, is subject to the provisions of Title IV or Section 302 of ERISA or Section 412 of the IRC.

"Permitted Discretion" means a determination made in the exercise of reasonable (from the perspective of a secured asset-based lender) business judgment.

"Permitted Dispositions" means:

(a)(i) sales, abandonment, or other dispositions of Equipment and other assets that are substantially worn, damaged, or obsolete or no longer used or useful in the ordinary course of business, (ii) terminations of leases, subleases, licenses or sub-licenses of Real Property not useful in the conduct of the business of Holdings and its Subsidiaries, (iii) expirations of any option agreement, and (iv) any surrender or waiver of contractual rights or the settlement, release or surrender of contractual rights or litigation claims in the ordinary course of business,

(b)   sales of Inventory to buyers in the ordinary course of business,

(c) the use or transfer of money or Cash Equivalents in a manner that is not prohibited by the terms hereof or the other Loan Documents,

(d)   the licensing, on a non-exclusive basis, of Intellectual Property,

(e)   the granting of Permitted Liens,

(f) the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof,

(g)   any involuntary loss, damage or destruction of property,

(h) any involuntary condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, or confiscation or requisition of use of property,

(i) the leasing or subleasing of assets of a Loan Party or its Subsidiaries in the

34

ordinary course of business,

(j)the sale or issuance of Equity Interests (other than Disqualified Equity Interests) of Holdings so long as no Change of Control results therefrom,

(k)(i) the lapse of immaterial registered patents, trademarks, copyrights and other Intellectual Property of a Loan Party and its Subsidiaries or (ii) the abandonment or discontinuance of immaterial patents, trademarks, copyrights, or other immaterial Intellectual Property,

(l)dispositions of assets consented to by the Required Lenders in writing prior to such dispositions,

(m)the making of Permitted Investments (other than pursuant to clause (g) of the definition of "Permitted Investments"), and

(n)so long as no Event of Default has occurred and is continuing or would result therefrom, transfers of assets on an arm's length basis (i) from a Borrower or a Loan Party to a Borrower, (ii) from Holdings or any of its Subsidiaries (other than Administrative Borrower) to a Loan Party (other than Holdings), and (iii) from any Subsidiary of Holdings that is not a Loan Party to any other Subsidiary of a Loan Party that is not a Loan Party,

35

sales or dispositions of fixed assets not otherwise permitted in clauses (a) through (n) above so long as (i) no Default or Event of Default then exists or would arise therefrom, (ii) such sales or dispositions are made at fair market value, (iii) if such sales or dispositions are to an Affiliate of any Loan Party or its Subsidiaries, they are (A) on terms that are no less favorable, taken as a whole, to such Loan Party or its Subsidiaries, as applicable, than would be obtained in an arm's length transaction with a non-Affiliate, and (B) not prohibited by Section 6.10, (iv) at least 75% of the consideration therefor is cash or Cash Equivalents and (v) the aggregate fair market value of all assets disposed of (including the proposed disposition) would not exceed $1,000,000 per year (or such greater amount as agreed to by Agent in writing in its sole discretion).

"Permitted Distributions" means the following Distributions:

(a)dividends or distributions by any Subsidiary or Joint Venture of any Borrower to such parent Borrower;

(b)Distributions to Holdings to pay the costs and expenses of its Board of Directors (or other similar governing body), including observer's fees and expenses, provided that any directors' fees shall only be paid to independent directors in an amount not to exceed $250,000 for any individual director in any fiscal year;

(c)so long as a Borrower files a consolidated federal income tax return (or any combined, consolidated, unitary or other state or local tax return) with Holdings, such Borrower may make distributions to Holdings to permit Holdings to pay the consolidated, combined, unitary or other federal, state and local income, profits, franchise and capital Taxes then due and owing by Holdings in respect of such Borrower, so long as the amount of such Taxes shall not be greater,

36

nor the receipt by such Borrower of Tax benefits less, than they would have been had such Borrower not filed consolidated income tax returns with Holdings;

(d)cash dividends in the ordinary course of business to Holdings to the extent necessary to permit Holdings (A) to pay general administrative costs and expenses (including corporate overhead, legal or similar expenses) and franchise fees and taxes and similar fees, taxes and expenses required to maintain the organizational existence of Holdings or otherwise comply with obligations required by virtue of Holdings being a publicly traded company, in each case, which are reasonable and customary and incurred in the ordinary course of business, plus any reasonable and customary indemnification claims made by directors, officers, members of management or employees of Holdings, in each case, to the extent attributable to the ownership or operations of Holdings or any of its Subsidiaries and (B) to pay audit and other accounting and reporting expenses at Holdings to the extent relating to the ownership or operations of its Subsidiaries; and

(e)repurchases of stock of former employees, directors or consultants pursuant to stock purchase agreements made pursuant to the terms of employee stock plans so long as an Event of Default does not exist at the time of such repurchase and would not exist after giving effect to such repurchase; provided, however, that such repurchase does not exceed $250,000 in the aggregate per fiscal year.

"Permitted Holder" means Mitchell Goldsteen, or any entity wholly owned and controlled by him, or trusts primarily for the benefit of him or his descendants.

"Permitted Indebtedness" means:

(a)   Indebtedness evidenced by this Agreement or the other Loan Documents,

(b)Indebtedness set forth on Schedule 4.14 and any Refinancing Indebtedness in respect of such Indebtedness,

(c)obligations for Taxes, assessments, municipal or other governmental charges which are either (i) not due and payable or (ii) being contested in good faith and for which the Loan Parties and their Subsidiaries maintain adequate reserves on their books;

(d)Permitted Purchase Money Indebtedness and any Refinancing Indebtedness in respect of such Indebtedness,

(e)   endorsement of instruments or other payment items for deposit,

(f)Indebtedness consisting of (i) unsecured guarantees incurred in the ordinary course of business with respect to surety and appeal bonds, performance bonds, bid bonds, appeal bonds, completion guarantee and similar obligations; (ii) unsecured guarantees arising with respect to customary indemnification obligations to purchasers in connection with Permitted Dispositions; and (iii) unsecured guarantees with respect to Indebtedness of any Loan Party or one of its Subsidiaries, to the extent that the Person that is obligated under such guaranty could have incurred such underlying Indebtedness; provided, that, in the case of any Subordinated Indebtedness, such Guarantee shall be subordinated to the Guarantied Obligations (as defined in the Guaranty and

37

Security Agreement) on terms at least as favorable to the Lenders as those contained in the applicable Subordination Provisions relating to such Subordinated Indebtedness,

(g)Indebtedness incurred in the ordinary course of business under performance, surety, statutory, or appeal bonds,

(h)Indebtedness owed to any Person providing property, casualty, liability, or other insurance to any Loan Party or any of its Subsidiaries, so long as the amount of such Indebtedness is not in excess of the amount of the unpaid cost of, and shall be incurred only to defer the cost of, such insurance for the year in which such Indebtedness is incurred and such Indebtedness is outstanding only during such year,

(i)   Reserved,

(j)   Reserved,

(k)unsecured Indebtedness of Holdings owing to former employees, officers, or directors (or any spouses, ex-spouses, or estates of any of the foregoing) incurred in connection with the repurchase by Holdings of the Equity Interests of Holdings that have been issued to such Persons, so long as (i) no Default or Event of Default has occurred and is continuing or would result from the incurrence of such Indebtedness, and (ii) such Indebtedness is subordinated to the Obligations on terms and conditions reasonably acceptable to Agent,

(l)to the extent constituting Indebtedness, Permitted Investments (other than pursuant to clause (g) of the definition of "Permitted Investments"),

(m)unsecured Indebtedness incurred in respect of netting services, overdraft protection, and other like services, in each case, incurred in the ordinary course of business,

(n)accrual of interest, accretion or amortization of original issue discount, or the payment of interest in kind, in each case, on Indebtedness that otherwise constitutes Permitted Indebtedness,

38

$60,000,000,

(o)

(p)   Indebtedness in respect of the Ansley Park Facility in an aggregate amount

40

not to exceed $15,000,000,

(q)   Indebtedness in respect of the BHSI Surety Documents,

(r)   trade accounts payable arising and paid in the ordinary course of business,

(s)   to the extent constituting Indebtedness, Permitted Intercompany Advances,

(t)debt arising out of judgements, attachments or awards (to the extent not covered or paid by insurance as to which the relevant insurance company has acknowledged coverage) in an amount not otherwise resulting in an Event of Default,

(u)debt in respect of workers' compensation claims, self-insurance obligations and bankers acceptances issued for the account of any Loan Party in the ordinary course of business, and

(v)any other unsecured Indebtedness incurred by a Loan Party or any of its Subsidiaries in an aggregate outstanding principal amount not to exceed $1,000,000 at any one time.

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"Permitted Intercompany Advances" means loans and other Investments made by (a) a Loan Party to another Loan Party, (b) a Subsidiary of a Loan Party that is not a Loan Party to another Subsidiary of a Loan Party that is not a Loan Party, and (c) a Subsidiary of a Loan Party that is not a Loan Party to a Loan Party, so long as the parties thereto are party to the Intercompany Subordination Agreement.

"Permitted Investments" means:

(a)   Investments in cash and Cash Equivalents,

(b)Investments in negotiable instruments deposited or to be deposited for collection in the ordinary course of business,

(c)advances made in connection with purchases of goods or services in the ordinary course of business,

(d)Investments received in settlement of amounts due to any Loan Party or any of its Subsidiaries effected in the ordinary course of business or owing to any Loan Party or any of its Subsidiaries as a result of Insolvency Proceedings involving an account debtor or upon the foreclosure or enforcement of any Lien in favor of a Loan Party or its Subsidiaries,

(e)Investments owned by any Loan Party or any of its Subsidiaries on the Closing Date and set forth on Schedule P-1,

(f)   guarantees permitted under the definition of Permitted Indebtedness,

(g)Permitted Intercompany Advances and, to the extent constituting Investments, Permitted Liens, Permitted Indebtedness (other than pursuant to clause (l) of the definition of "Permitted Indebtedness"), fundamental changes permitted under Section 6.03, and Permitted Dispositions (other than pursuant to clause (m) of the definition of "Permitted Dispositions"),

(h)Equity Interests or other securities acquired in connection with the satisfaction or enforcement of Indebtedness or claims due or owing to a Loan Party or its Subsidiaries (in bankruptcy of customers or suppliers or otherwise outside the ordinary course of business) or as security for any such Indebtedness or claims,

(i)deposits of cash made in the ordinary course of business to secure performance of operating leases,

(j)(i) loans and advances to employees, officers, and directors of Holdings or any of its Subsidiaries for the purpose of purchasing Equity Interests in Holdings so long as the proceeds of such loans are used in their entirety to purchase such Equity Interests in Holdings, and

42

(ii) loans and advances to employees and officers of Holdings or any of its Subsidiaries in the ordinary course of business for any other business purpose and in an aggregate amount not to exceed $250,000 at any one time,

(k)Investments of cash and Cash Equivalents in Permitted Servicing Joint Ventures solely to the extent that (i) no Event of Default has occurred or would occur as a result of such Investments and (ii) the aggregate net amount of such Investments (after taking into account the amount of any dividends or distributions made in cash to Loan Parties from the Permitted Servicing Joint Ventures) made with respect to all Permitted Servicing Joint Ventures (other than the Permitted Servicing Joint Venture known as Shimmick Construction Company Inc.
/ Danny's Construction Co. LLC) does not exceed $10,000,000 in any fiscal year,

(l)equity Investments by any Loan Party in any Subsidiary of such Loan Party which is required by law to maintain a minimum net capital requirement or as may be otherwise required by applicable law,

(m)Investments consisting of non-cash consideration received in connection with Permitted Dispositions, so long as the non-cash consideration received in connection with any Permitted Disposition does not exceed 25% of the total consideration received in connection with such Permitted Disposition,

(n)Investments consisting of notes receivable of, or prepaid royalties and other credit extensions, to customers and suppliers who are not Affiliates, in the ordinary course of business, provided, however, that this subpart (n) shall not apply to Investments of any Loan Party in any Subsidiary;

(o)Investments consisting of Deposit Accounts or Securities Accounts in which Agent has received a Control Agreement, and

(p)Other Investments in an amount not exceeding $500,000 in the aggregate. "Permitted Liens" means:

(a)   Liens granted to, or for the benefit of, Agent to secure the Obligations,

(b)Liens for unpaid Taxes, assessments, or other governmental charges or levies that either (i) are not yet delinquent, or (ii) do not have priority over Agent's Liens and the underlying Taxes, assessments, or charges or levies are the subject of Permitted Protests,

(c)judgment Liens arising solely as a result of the existence of judgments, orders, or awards that do not constitute an Event of Default under Section 8.03,

(d)Liens set forth on Schedule P-2; provided, that to qualify as a Permitted Lien, any such Lien described on Schedule P-2 shall only secure the Indebtedness that it secures on the Closing Date and any Refinancing Indebtedness in respect thereof,

(e)the interests of lessors under operating leases and non-exclusive licensors under license agreements,

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(f)purchase money Liens on fixed assets or the interests of lessors under Capital Leases to the extent that such Liens or interests secure Permitted Purchase Money Indebtedness and so long as (i) such Lien attaches only to the fixed asset purchased or acquired and the proceeds thereof, and (ii) such Lien only secures the Indebtedness that was incurred to acquire the fixed asset purchased or acquired or any Refinancing Indebtedness in respect thereof,

(g)Liens arising by operation of law in favor of warehousemen, landlords, carriers, mechanics, materialmen, laborers, or suppliers, incurred in the ordinary course of business and not in connection with the borrowing of money, and which Liens either (i) are for sums not yet delinquent, or (ii) are the subject of Permitted Protests,

(h)Liens on amounts deposited to secure any Loan Party's or its Subsidiaries' obligations in connection with worker's compensation or other unemployment insurance,

(i)Liens on cash and Cash Equivalents with a value not to exceed $500,000 in the aggregate at any time, deposited to secure the performance of bids, tenders, contracts (other than contracts for the payment of money), public or statutory obligations, surety, indemnity, performance or other similar bonds or other similar obligations arising in the ordinary course of business and not in connection with the borrowing of money,

(j)Liens on amounts deposited to secure any Loan Party's or its Subsidiaries' reimbursement obligations with respect to surety or appeal bonds obtained in the ordinary course of business,

(k)with respect to any Real Property, easements, rights of way, restrictions, minor defects, irregularities of title and zoning restrictions that do not materially interfere with or impair the use or operation thereof,

(l)non-exclusive licenses of patents, trademarks, copyrights, and other Intellectual Property in the ordinary course of business,

(m)Liens that are replacements of Permitted Liens to the extent that the original Indebtedness is the subject of permitted Refinancing Indebtedness and so long as the replacement Liens only encumber those assets that secured the original Indebtedness,

(n)rights of setoff, bankers' liens or similar non-consensual Liens upon deposits of funds in favor of banks or other depository institutions, solely to the extent incurred in connection with the maintenance of such Deposit Accounts in the ordinary course of business,

(o)Liens granted in the ordinary course of business on the unearned portion of insurance premiums securing the financing of insurance premiums to the extent the financing is permitted under the definition of Permitted Indebtedness,

(p)Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods,

(q)Liens granted pursuant to the AECOM Loan Agreement, solely to secure the AECOM Loan Agreement Debt permitted under clause (p) of the definition of "Permitted Indebtedness"; provided that such Liens are subject to the AECOM Subordination Agreement at

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all times,

(r)Liens granted pursuant to the Ansley Park Facility, solely to secure the Indebtedness under the Ansley Park Facility permitted under clause (q) of the definition of "Permitted Indebtedness",

(s)The BHSI Surety Liens in respect of the Surety Collateral to secure Indebtedness permitted under clause (r) of the definition of "Permitted Indebtedness",

(t)Purported Liens evidenced by the filing of precautionary UCC financing statements relating solely to operating leases or consignments of personal property entered into in the ordinary course of business, and

(u) Leases or subleases of real property granted in the ordinary course of

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business.

"Permitted Protest" means the right of any Loan Party or any of its Subsidiaries to protest any Lien (other than any Lien that secures the Obligations), Taxes (other than payroll taxes or Taxes that are the subject of a United States federal tax lien), or rental payment, provided that (a) a reserve with respect to such obligation is established on such Loan Party's or its Subsidiaries' books and records in such amount as is required under GAAP, (b) any such protest is instituted promptly and prosecuted diligently by such Loan Party or its Subsidiary, as applicable, in good faith and (c) while any such protest is pending, there will be no impairment of the enforceability, validity, or priority of any of Agent's Liens.

"Permitted Purchase Money Indebtedness" means, as of any date of determination, Indebtedness (other than the Obligations, but including Capitalized Lease Obligations), incurred after the Closing Date and at the time of, or within twenty (20) days after, the acquisition of any fixed assets for the purpose of financing all or any part of the acquisition cost thereof, (i) for all Projects other than the California Fire Project, in an aggregate principal amount outstanding at any one time not in excess of $500,000, or (ii) for the California Fire Project in an aggregate principal amount outstanding at any one time not in excess of (x) $6,000,000 for all Capital Leases entered into in connection therewith or (y) $30,000,000 for operating leases entered into in connection therewith.

"Permitted Servicing Joint Venture" means a joint venture, limited liability company or other business entity between a Loan Party and one or more third parties whether created through a contractual arrangement or ownership of Equity Interests (each, a "Joint Venture") that is set forth on Schedule 6.9 (b) as a Joint Venture or which otherwise meets all of the following criteria:
(a) the formation and governing documents for the Joint Venture provide that the liability of the Loan Party that is a party thereto (as among all of the parties to the Joint Venture) is expressly limited to no more than such Loan Party's pro rata portion of the scope of services and/or other liabilities arising from the Joint Venture, (b) the terms of which formation and governing documents provide for indemnification of such Loan Party against any damages (other than

46

special, indirect or consequential) caused by any other member of the Joint Venture, (c) the scope of the services to be provided by the Joint Venture shall be consistent with the scope of services currently provided by the Loan Parties in the Ordinary Course of Business (taking into account any services that may be currently subcontracted by the Loan Parties in the ordinary course of business), (d) the Joint Venture shall be formed solely for the purpose of bidding upon and entering into one or more contracts with one or more customers and (e) such Loan Party, the Joint Venture or the customer or customers of the Joint Venture shall obtain customary liability and commercial insurance, in amounts and from a reputable insurer as may be necessary for prudent execution of the work by the Joint Venture. For the avoidance of doubt, with respect to any unincorporated Joint Venture, the term "formation and governing documents" as used in this definition shall include the applicable contractual arrangement(s) between a Loan Party and one or more third parties pursuant to which such Joint Venture is operated.

"Person" means natural persons, corporations, limited liability companies, limited partnerships, general partnerships, limited liability partnerships, joint ventures, trusts, land trusts, business trusts, or other organizations, irrespective of whether they are legal entities, and governments and agencies and political subdivisions thereof.

"Platform" has the meaning specified therefor in Section 17.08(c).

"Prime Rate" means, at any time, the prime rate published by The Wall Street Journal or any other commercially available sources providing such quotations as may be designated by Agent from time to time; provided, that in no event shall the Prime Rate be less than the Floor.

"Prime Rate Loans" means Loans that bear interest at the Prime Rate.
"Principal Reduction Notice" has the meaning specified therefor in Section 2.10(e). "Project" means each
project of the Loan Parties and their Subsidiaries, including the
Legacy Projects.

"Project Contract" means each offer, contract, bid, agreement or other contractual obligation pursuant to which a Loan Party or any of their respective Subsidiaries is awarded, has agreed, or is otherwise obligated or permitted to develop, construct, maintain, manage, administer, own, use, provide services related to or otherwise perform with respect to any Project.

"Projections" means Holdings' forecasted (a) balance sheets, (b) profit and loss statements,
(c) calculations of Availability and Liquidity, (d) Capital Expenditures, and (e) cash flow statements, all prepared on a basis consistent with Holdings' historical financial statements (prior to the Closing Date), together with appropriate supporting details and a statement of underlying assumptions.

"Pro Rata Share" means, as of any date of determination:

(a) with respect to a Lender's obligation to make all or a portion of the Revolving Loans, with respect to such Lender's right to receive payments of interest, fees, and principal with respect to the Revolving Loans, and with respect to all other computations and other matters related to the Revolver Commitments or the Revolving Loans, the percentage obtained by

47

dividing (i) the Revolving Loan Exposure of such Lender by (ii) the aggregate Revolving Loan Exposure of all Lenders,

(b)with respect to a Lender's obligation to participate in the Letters of Credit, with respect to such Lender's obligation to reimburse Issuing Bank, and with respect to such Lender's right to receive payments of Letter of Credit Fees, and with respect to all other computations and other matters related to the Letters of Credit, the percentage obtained by dividing
(i) the Revolving Loan Exposure of such Lender by (ii) the aggregate Revolving Loan Exposure of all Lenders; provided, that if all of the Revolving Loans have been repaid in full and all Revolver Commitments have been terminated, but Letters of Credit remain outstanding, Pro Rata Share under this clause shall be determined as if the Revolver Commitments had not been terminated and based upon the Revolver Commitments as they existed immediately prior to their termination, and

(c)with respect to all other matters and for all other matters as to a particular Lender (including the indemnification obligations arising under Section 15.07), the percentage obtained by dividing (i) the Revolving Loan Exposure of such Lender by (ii) the aggregate Revolving Loan Exposure of all Lenders, in any such case as the applicable percentage may be adjusted by assignments permitted pursuant to Section 13.01; provided, that if all of the Loans have been repaid in full, all Letters of Credit have been made the subject of Cash Collateralization, and all Commitments have been terminated, Pro Rata Share under this clause shall be determined as if the Revolving Loan Exposures had not been repaid, collateralized, or terminated and shall be based upon the Revolving Loan Exposures as they existed immediately prior to their repayment, collateralization, or termination.

"Protective Advances" has the meaning specified therefor in Section 2.03(c)(i). "Public Lender" has the meaning specified therefor in Section 17.08(c).

"Qualified Cash" means, as of any date of determination, the amount of unrestricted cash and Cash Equivalents of Loan Parties that is in Deposit Accounts or in Securities Accounts, or any combination thereof, and which such Deposit Account or Securities Account is the subject of a Control Agreement.

"Qualified ECP Borrower" means, in respect of any Swap Obligation, each Borrower that has total assets exceeding $10,000,000 at the time the relevant guaranty, keepwell, or grant of the relevant security interest becomes effective with respect to such Swap Obligation or such other person as constitutes an "eligible contract participant" under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another person to qualify as an "eligible contract participant" at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

"Qualified Equity Interests" means and refers to any Equity Interests issued by Holdings (and not by one or more of its Subsidiaries) that is not a Disqualified Equity Interest.

"Real Property" means any estates or interests in real property now owned or hereafter acquired by any Loan Party or its Subsidiaries and the improvements thereto.

"Recipient" means (a) Agent, (b) any Lender or (c) any Issuing Bank, as applicable.

"Record" means information that is inscribed on a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form.

"Refinancing Indebtedness" means refinancings, renewals, or extensions of Indebtedness so long as:

(a)such refinancings, renewals, or extensions do not result in an increase in the principal amount of the Indebtedness so refinanced, renewed, or extended, other than by the amount of accrued interest owed thereon, premiums paid thereon and the fees and expenses incurred in connection therewith and by the amount of unfunded commitments with respect thereto,

(b)such refinancings, renewals, or extensions do not result in a shortening of the average weighted maturity (measured as of the refinancing, renewal, or extension) of the Indebtedness so refinanced, renewed, or extended, nor are they on terms or conditions that, taken as a whole, are or could reasonably be expected to be adverse to the interests of the Lenders,

(c)if the Indebtedness that is refinanced, renewed, or extended was subordinated in right of payment to the Obligations, then the terms and conditions of the refinancing, renewal, or extension must include subordination terms and conditions that are at least as favorable to the Lender Group as those that were applicable to the refinanced, renewed, or extended Indebtedness, and

(d)the Indebtedness that is refinanced, renewed, or extended is not recourse to any Person that is liable on account of the Obligations other than those Persons which were obligated with respect to the Indebtedness that was refinanced, renewed, or extended.

"Register" has the meaning set forth in Section 13.01(i). "Registered Loan" has the meaning set forth in Section 13.01(i).

"Related Fund" means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans or commercial loans and similar extensions of credit in the ordinary course and that is administered, advised or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers, advises or manages a Lender.

"Related Persons" has the meaning specified therefor in Section 17.08(a).

"Relevant Governmental Body" means the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto.

"Remedial Action" means all actions taken to (a) clean up, remove, remediate, contain, treat, monitor, assess, evaluate, or in any way address Hazardous Materials in the indoor or outdoor environment, (b) prevent or minimize a release or threatened release of Hazardous Materials so

49

they do not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (c) restore or reclaim natural resources or the environment, or (d) perform any pre-remedial studies, investigations, or post-remedial operation and maintenance activities in connection with any of the foregoing.

"Replaced Lender" has the meaning specified therefor in Section 14.02(a). "Replacement Lender" has the meaning specified therefor in Section 14.02(a). "Report" has the meaning specified therefor in Section 15.16(a).

"Reportable Event" means any of the events set forth in Section 4043(c) of ERISA or the regulations issued thereunder, other than events for which the 30-day notice period has been waived.

"Required Lenders" means, at any time, Lenders the aggregate Pro Rata Shares of which (calculated under clause (d) of the definition of Pro Rata Shares) exceed 50%; provided, that (i) the Revolving Loan Exposure of any Defaulting Lender shall be disregarded in the determination of the Required Lenders and (ii) at any time there are two (2) or more Lenders that are not Affiliates of one another, "Required Lenders" must include at least two (2) Lenders that are not Affiliates of one another; provided, further, that to be included in Required Lenders for purposes of this clause (ii), the applicable Lender together with its Affiliates shall hold no less than 20% of the Commitments.

"Reserves" has the meaning specified therefor in Section 2.01(c).

"Resolution Authority" shall mean an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

"Revolver Commitment" means, with respect to each Revolving Lender, its Revolver Commitment, and, with respect to all Revolving Lenders, their Revolver Commitments, in each case as such Dollar amounts are set forth beside such Revolving Lender's name under the applicable heading on Schedule C-1 or in the Assignment and Acceptance pursuant to which such Revolving Lender became a Revolving Lender hereunder, as such amounts may be reduced or increased from time to time pursuant to this Agreement and/or assignments made in accordance with the provisions of Section 13.01.

"Revolver Note" means the promissory note substantially in the form of Exhibit D-1. "Revolver Usage" means, as of any date of determination, the sum of (a) the amount of outstanding Revolving Loans (inclusive of Extraordinary Advances and Swingline Advances), plus (b) the amount of the Letter of Credit Usage.

"Revolving Facility" means, at any time, the aggregate amount of the Revolving Lenders' Revolver Commitments at such time.

"Revolving Lender" means a Lender that has a Revolver Commitment, has an outstanding Revolving Loan or has Letter of Credit Exposure.

"Revolving Loan Exposure" means, with respect to any Revolving Lender, as of any date of determination (a) prior to the termination of the Revolver Commitments, the amount of such Lender's Revolver Commitment, and (b) after the termination of the Revolver Commitments, the aggregate outstanding principal amount of the Revolving Loans (inclusive of Extraordinary Advances and Swingline Advances) and Letter of Credit Exposure of such Lender.

"Revolving Loans" has the meaning specified therefor in Section 2.01(a). Revolving Loans shall include Extraordinary Advances and Swingline Advances, unless the context clearly requires otherwise.

"S&P" has the meaning specified therefor in the definition of Cash Equivalents. "Sanctioned Entity" means (a) a country or a government of a country, (b) an agency of the government of a country, (c) an organization directly or indirectly controlled by a country or its government, (d) a Person resident in or determined to be resident in a country, in each case, that is subject to a country sanctions program administered and enforced by OFAC.

"Sanctioned Person" means a person named on the list of Specially Designated Nationals maintained by OFAC.

"Sanctions" means all economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (b) the United Nations Security Council, the European Union or His Majesty's Treasury of the United Kingdom.

"SEC" means the United States Securities and Exchange Commission and any successor thereto.

"Securities Account" means a securities account (as that term is defined in the Code). "Securities Act" means the Securities Act of 1933, as amended from time to time, and any successor statute.

"Securitization" has the meaning specified therefor in Section 13.01(h).

"Security Documents" means, collectively, the Guaranty and Security Agreement, the Control Agreements and each other security agreement or other instrument or document executed and delivered pursuant to the terms hereof or any of the Security Documents to secure any of the Obligations.

"Servicing Joint Venture Proposal Package" means, with respect to any proposed Permitted Servicing Joint Venture, the following items, each in form reasonably satisfactory to the Agent:

(a) a copy of the proposed formation and governing documents for the proposed Permitted Servicing Joint Venture (if applicable), together with a description in reasonable detail of the proposed Permitted Servicing Joint Venture and the nature of the project or projects for which the proposed Permitted Servicing Joint Venture would be formed; and

(b) a certificate of an Authorized Financial Officer of the Administrative Borrower certifying

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that:

(i)such proposed Permitted Servicing Joint Venture satisfies the criteria set forth in the definition of "Permitted Servicing Joint Venture" or, if discretionary approval is required with respect to any such criteria, a request for such discretionary approval; and

(ii)no Event of Default exists and the entry into such proposed Permitted Servicing Joint Venture would not cause or result in an Event of Default.

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"Settlement" has the meaning specified therefor in Section 2.03(d)(i). "Settlement Date" has the meaning specified therefor in Section 2.03(d)(i).

"SOFR" means the secured overnight financing rate produced by the Federal Reserve Bank of New York (or a successor producer of the secured overnight financing rate).

"SOFR Borrowing" means, as to any Borrowing, the SOFR Loans comprising such Borrowing.

"SOFR Loans" means Loans that bear interest at the SOFR Rate.

"SOFR Rate" means the greater of (a) the Floor, and (b) the sum of (i) the rate per annum equal to the SOFR Screen Rate, plus (ii) a percentage per annum equal to 0.11% (11 basis points). The SOFR Rate may not be the lowest or best rate at which Agent calculates interest or extends credit. The SOFR Rate (1) for the calendar month in which the Closing Date occurs shall be equal to the SOFR Rate in effect as of the close of business on the last Business Day of the calendar month immediately preceding the Closing Date, and (2) for each calendar month thereafter, shall be adjusted (if necessary) on the first day of such calendar month and shall be equal to the SOFR Rate in effect as of the close of business on the last Business Day of the immediately preceding calendar month.

"SOFR Screen Rate" means a rate equal to SOFR for a term of ninety (90) days and administered by the CME Group Benchmark Administration Limited (CBA) (or a successor administrator of SOFR) as published on commercially available sources providing such quotations as may be designated by Agent from time to time.

"Solvent" means, with respect to any Person as of any date of determination, that (a) at fair valuations, the sum of such Person's debts (including contingent liabilities) is less than all of such Person's assets, (b) such Person is not engaged or about to engage in a business or transaction for which the remaining assets of such Person are unreasonably small in relation to the business or transaction or for which the property remaining with such Person is an unreasonably small capital,
(c)such Person has not incurred and does not intend to incur, or reasonably believe that it will incur, debts beyond its ability to pay such debts as they become due (whether at maturity or otherwise), and (d) such Person is "solvent" or not "insolvent", as applicable within the meaning given those terms and similar terms under applicable laws relating to fraudulent transfers and conveyances. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such

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time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).

"Springing Control Account" means a Deposit Account (other than a Full Control Account) that is subject to a Deposit Account Control Agreement.

"Standard Letter of Credit Practice" means, for Issuing Bank, any domestic or foreign law or letter of credit practices applicable in the city in which Issuing Bank issued the applicable Letter of Credit or, for its branch or correspondent, such laws and practices applicable in the city in which it has advised, confirmed or negotiated such Letter of Credit, as the case may be, in each case, (a) which letter of credit practices are of banks that regularly issue letters of credit in the particular city, and (b) which laws or letter of credit practices are required or permitted under ISP or UCP, as chosen in the applicable Letter of Credit.

"Subject Holder" has the meaning specified therefor in Section 2.04(e)(v).

"Subordinated Indebtedness" means, (i) the AECOM Loan Agreement Debt (or any Refinancing Indebtedness in respect thereof) and (ii) any other unsecured Indebtedness of any Loan Party or its Subsidiaries incurred from time to time that is subordinated in right of payment (which, for the avoidance of doubt, shall include a restriction on all cash payments with respect to such Indebtedness) to the Obligations and (a) that is not guaranteed by any Person that is not a Guarantor, (b) that is not subject to scheduled amortization, redemption, sinking fund or similar payment and does not have a final maturity, in each case, on or before the date that is six (6) months after the Maturity Date, (c) that does not include any financial covenants or any covenant or agreement that is more restrictive or onerous on any Loan Party in any material respect than any comparable covenant in this Agreement and is otherwise on terms and conditions reasonably acceptable to Agent, (d) shall be limited to cross-payment default and cross-acceleration to designated "senior debt" (including the Obligations), and (e) the terms and conditions of such subordination shall be acceptable to Agent in its sole discretion, including subject to an intercreditor agreement or subordination agreement satisfactory to Agent in its sole discretion.

"Subordination Provisions" has the meaning specified therefor in Section 8.14. "Subsidiary" of a Person means a corporation, partnership, limited liability company, or other entity in which that Person directly or indirectly owns or controls the Equity Interests having ordinary voting power to elect a majority of the Board of Directors of such corporation, partnership, limited liability company, or other entity; provided, that, notwithstanding the foregoing, in no event shall any Permitted Servicing Joint Venture be deemed to be a Subsidiary hereunder.

"Surety Collateral" any such assets that are collateral for BHSI, as surety (the "Surety"), under surety bonds issued by the Surety under the terms of the BHSI Surety Documents and secured by the BHSI Surety Liens.

"Swap Obligations" means, with respect to any Loan Party, any obligation to pay or perform under any agreement, contract or transaction that constitutes a "swap" within the meaning

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of section 1a(47) of the Commodity Exchange Act.

"Swingline Advance" has the meaning specified in Section 2.03(b).

"Taxes" means any taxes, levies, imposts, duties, fees, assessments or other charges of whatever nature now or hereafter imposed by any jurisdiction or by any political subdivision or taxing authority thereof or therein, and all interest, penalties or similar liabilities with respect thereto.

"U.S. Person" means a "United States person" within the meaning of IRC section 7701(a)(30).

"UCP" means, with respect to any Letter of Credit, the Uniform Customs and Practice for Documentary Credits 2007 Revision, International Chamber of Commerce Publication No. 600 and any subsequent revision thereof adopted by the International Chamber of Commerce on the date such Letter of Credit is issued.

"UK Financial Institution" shall mean any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

"UK Resolution Authority" shall mean the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

"Unadjusted Benchmark Replacement" means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

"Unfunded Pension Liability" of any Pension Plan means the amount, if any, by which the value of the accumulated plan benefits under the Pension Plan, determined on a plan termination basis in accordance with the actuarial assumptions at such time consistent with those prescribed by the PBGC for purposes of Section 4044 of ERISA, exceeds the fair market value of all plan assets allocable to such liabilities under Title IV of ERISA (excluding any accrued but unpaid contributions).

"United States" and "U.S." means the United States of America. "Unused Line Fee" has the meaning specified therefor in Section 2.10(b). "Voidable Transfer" has the meaning specified therefor in Section 17.07.

"Withdrawal Liability" means the liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such term is defined in Part 1 of Subtitle E of Title IV of ERISA.

"Withholding Agent" means any Loan Party and Agent.

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"Write-Down and Conversion Powers" means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.02 **Accounting Terms.** All accounting terms not specifically defined herein shall be construed in accordance with GAAP; provided, that if Administrative Borrower notifies Agent that Borrowers request an amendment to any provision hereof to eliminate the effect of any Accounting Change occurring after the Closing Date or in the application thereof on the operation of such provision (or if Agent notifies Administrative Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such Accounting Change or in the application thereof, then Agent and Borrowers agree that they will negotiate in good faith amendments to the provisions of this Agreement that are directly affected by such Accounting Change with the intent of having the respective positions of the Lenders and Borrowers after such Accounting Change conform as nearly as possible to their respective positions prior to giving effect to such Accounting Change and, until any such amendments have been agreed upon and agreed to by the Required Lenders, the provisions in this Agreement shall be calculated as if no such Accounting Change had occurred. When used herein, the term "financial statements" shall include the notes and schedules thereto. Whenever the term "Holdings" is used in respect of a financial covenant or a related definition, it shall be understood to mean Holdings and its Subsidiaries on a consolidated basis, unless the context clearly requires otherwise. Notwithstanding anything to the contrary contained herein, (a) all financial statements delivered hereunder shall be prepared, and all financial covenants contained herein shall be calculated, without giving effect to any election under the Statement of Financial Accounting Standards No. 159 (or any similar accounting principle) permitting a Person to value its financial liabilities or Indebtedness at the fair value thereof, (b) the term "unqualified opinion" as used herein to refer to opinions or reports provided by accountants shall mean an opinion or report that is (i) unqualified, and (ii) does not include any explanation, supplemental comment, or other comment concerning the ability of the applicable Person to continue as a going concern or concerning the scope of the audit, provided that such opinion shall not be deemed to be an unqualified opinion if the audit and opinion accompanying the financial statements is subject to a going concern or like qualification solely as a result of (x) the Maturity Date being scheduled to occur or (y) any prospective default of any financial covenant hereunder; and (c) GAAP will be deemed to treat operating leases and Capital Leases and the corresponding obligations thereunder in a manner consistent with their treatment in accordance with GAAP prior to the adoption of Financial Accounting Standards Board Accounting Standards Codification 842 (Leases) (whether or not such operating lease obligations or Capitalized Lease Obligations were in effect at the time of such adoption) for purposes of this Agreement regardless of any change in GAAP following such adoption that would otherwise require such leases and obligations to be recharacterized (on

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a prospective or retroactive basis or otherwise) as Capital Leases and Capitalized Lease Obligations.

1.03 **Code.** Any terms used in this Agreement that are defined in the Code shall be construed and defined as set forth in the Code unless otherwise defined herein; provided, that to the extent that the Code is used to define any term herein and such term is defined differently in different Articles of the Code, the definition of such term contained in Article 9 of the Code shall govern.

1.04 **Construction.** Unless the context of this Agreement or any other Loan Document clearly requires otherwise, references to the plural include the singular, references to the singular include the plural, the terms "includes" and "including" are not limiting, and the term "or" has, except where otherwise indicated, the inclusive meaning represented by the phrase "and/or." The words "hereof," "herein," "hereby," "hereunder," and similar terms in this Agreement or any other Loan Document refer to this Agreement or such other Loan Document, as the case may be, as a whole and not to any particular provision of this Agreement or such other Loan Document, as the case may be. Section, subsection, clause, schedule, and exhibit references herein are to this Agreement unless otherwise specified. Any reference in this Agreement or in any other Loan Document to any agreement, instrument, or document shall include all alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements, thereto and thereof, as applicable (subject to any restrictions on such alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements set forth herein). The words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties. Any reference herein or in any other Loan Document to the satisfaction, repayment, or payment in full of the Obligations shall mean (a) the payment or repayment in full in immediately available funds of (i) the principal amount of, and interest accrued and unpaid with respect to, all outstanding Loans, together with the payment of any premium applicable to the repayment of the Loans, (ii) all Lender Group Expenses that have accrued and are unpaid regardless of whether demand has been made therefor, (iii) all fees or charges that have accrued hereunder or under any other Loan Document (including the Letter of Credit Fee and the Unused Line Fee) and are unpaid, (b) in the case of contingent reimbursement obligations with respect to Letters of Credit, providing Cash Collateralization, (c) the receipt by Agent of Cash Collateral in order to secure any other contingent Obligations for which a claim or demand for payment has been made on or prior to such time or in respect of matters or circumstances known to Agent or a Lender at such time that are reasonably expected to result in any loss, cost, damage, or expense (including attorneys' fees and legal expenses) required to be paid by the Borrowers under this Agreement, such Cash Collateral to be in such amount as Agent reasonably determines in good faith is appropriate to secure such contingent Obligations, (d) the payment or repayment in full in immediately available funds of all other outstanding Obligations other than unasserted contingent indemnification Obligations, and (e) the termination of all of the Commitments of the Lenders. Any reference herein to any Person shall be construed to include such Person's successors and assigns. Any requirement of a writing contained herein or in any other Loan Document shall be satisfied by the transmission of a Record.

1.05 **[Reserved].**

1.06 **Time References.** Unless the context of this Agreement or any other Loan

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Document clearly requires otherwise, all references to time of day refer to Eastern standard time or Eastern daylight saving time, as in effect in New York, New York on such day. For purposes of the computation of a period of time from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each means "to and including"; provided that, with respect to a computation of fees or interest payable to Agent or any Lender, such period shall in any event consist of at least one full day.

1.07 **Schedules and Exhibits.** All of the schedules and exhibits attached to this Agreement shall be deemed incorporated herein by reference.

1.08 **Divisions.** For all purposes under this Agreement or any other Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction's laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Equity Interests at such time.

1.09 **Rates.** Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Prime Rate, SOFR, the SOFR Rate or the SOFR Screen Rate, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Prime Rate, SOFR, the SOFR Rate or the SOFR Screen Rate, or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. Agent and its affiliates or other related entities may engage in transactions that affect the calculation of the Prime Rate, SOFR, the SOFR Rate or the SOFR Screen Rate, any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to Borrowers. Agent may select information sources or services in its reasonable discretion to ascertain the Prime Rate, SOFR, the SOFR Rate or the SOFR Screen Rate or any other Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to Borrowers, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

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ARTICLE II
LOANS AND TERMS OF PAYMENT.

2.01   **Revolving Loans.**

(a)Subject to the terms and conditions of this Agreement, and during the term of this Agreement from time to time, each Revolving Lender agrees (severally, not jointly or jointly

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and severally) to make revolving loans (all such loans, collectively, the "Revolving Loans") to Borrowers under a revolving credit facility in an amount at any one time outstanding (on an aggregate basis) not to exceed the lesser of:

(i)   an amount equal to (A) such Lender's Revolver Commitment less (B) such Lender's Pro Rata Share of the sum of (1) the Letters of Credit Usage and (2) the aggregate amount of all requested Letters of Credit not yet issued or denied at such time, and

(ii)   such Lender's Pro Rata Share of an amount equal to the lesser of:

(A)the amount equal to (1) the Maximum Revolver Amount, less (2) the Letters of Credit Usage, less (3) the aggregate amount of all requested Letters of Credit not yet issued or denied at such time, less (4) without duplication, the aggregate amount of all Reserves established by Agent from time to time at such time, and

(B)the amount equal to (1) the Borrowing Base as of such date (based upon the most recent Borrowing Base Certificate delivered by Borrowers to Agent, as adjusted by Agent for Reserves established by Agent from time to time) less (2) the Letters of Credit Usage, less (3) the aggregate amount of all requested Letters of Credit not yet issued or denied at such time.

(b)Amounts borrowed pursuant to this Section 2.01 may be repaid and, subject to the terms and conditions of this Agreement, reborrowed at any time during the term of this Agreement. The outstanding principal amount of the Revolving Loans, together with interest accrued and unpaid thereon, shall constitute Obligations and shall be due and payable on the Maturity Date or, if earlier, on the date on which they are declared due and payable pursuant to the terms of this Agreement.

(c)Notwithstanding anything to the contrary in this Section 2.01, Agent may at any time establish one or more reserves ("Reserves") under the Revolving Facility as Agent may deem proper and appropriate in Agent's Permitted Discretion including: (i) one month of interest calculated at the highest applicable rate, (ii) Liquidated Damages at the applicable rate per Section 2.10(e), (iii) other reasonable costs and expenses associated with the Revolving Facility and this Agreement and (iv) the proceeds of any disposition as and to the extent set forth in clause (y) of Section 2.04(e)(ii). A Reserve shall reduce the Maximum Revolver Amount (by reduction of the Borrowing Base or otherwise) and otherwise restrict Borrower's ability to borrow under the Revolving Facility. For the avoidance of doubt, Agent may in its Permitted Discretion (but Agent shall have no obligation in any circumstance to) increase, reduce or release any Reserve that was previously established under this clause (c).

2.02   **[Reserved].**

2.03   **Borrowing Procedures and Settlements.**

(a)Procedure for Borrowing Loans. Each Borrowing shall be made by a written request by an Authorized Person pursuant to a Borrowing Notice delivered to Agent and received by Agent no later than 1:00 p.m. on the Funding Date, specifying (i) the amount of such Borrowing, and (ii) the requested Funding Date (which shall be a Business Day); provided, that Agent may, in its sole discretion, elect to accept as timely requests that are received later than 1:00

p.m. on the applicable Business Day; and, provided, further, that Administrative Borrower shall promptly after delivery of such written request confirm Agent's receipt thereof by phone or written confirmation. With respect to each request for a Borrowing pursuant to this Section 2.03(a), each Lender agrees that Agent may in Agent's sole discretion, but Agent shall not be obligated to, make such requested Borrowing to Borrowers on behalf of the Lenders as a Swingline Advance.

(b)   Making of Loans.

(i)   After receipt of a request for a Borrowing pursuant to Section 2.03(a), Agent at its option and in its discretion shall do either of the following:

(A)in Agent's sole discretion, advance the amount of the requested Borrowing to Borrowers disproportionately (a "Swingline Advance") out of Agent's own funds on behalf of Lenders, which advance shall be on the Funding Date specified in the relevant request for a Borrowing, and thereby elect Settlement in accordance with clause (d) below such that, upon such Settlement, each Lender's share of the Loans (including the amount of any such Swingline Advance settled on such date) equals, at all times, such Lender's Pro Rata Share of the outstanding Loans. Agent shall make the proceeds of Swingline Advances available to Borrowers on the applicable Funding Date by transferring immediately available funds equal to such proceeds to the Designated Account. Agent shall charge to the Loan Account usual and customary fees for the wire transfer of each Borrowing. All Swingline Advances made under this Section 2.03(b)(i)(A) shall be subject to Settlement in accordance with Section 2.03(d) below; it being understood that all payments on any such Swingline Advances shall be payable solely to Agent solely for its own account until Settlement thereof shall have occurred. For the avoidance of doubt, all Swingline Advances constitute Loans hereunder; or

(B)notify the Lenders by telecopy, telephone, email, or other electronic form of transmission, of the requested Borrowing; such notification to be sent by 3:00 p.m. on the Business Day that is the requested Funding Date. If Agent has notified the Lenders of a requested Borrowing on the Business Day that is the Funding Date, then each Lender shall make the amount of such Lender's Pro Rata Share of the requested Borrowing available to Agent in immediately available funds, to Agent's Account, not later than 4:00 p.m. on the Business Day that is the requested Funding Date. After Agent's receipt of the proceeds of such Revolving Loans from the Lenders, Agent shall make the proceeds thereof available to Borrowers on the applicable Funding Date by transferring immediately available funds equal to such proceeds received by Agent to the Designated Account; provided, that, subject to the provisions of Section 2.03(c)(ii), no Lender shall have an obligation to make any Revolving Loan, if (1) one or more of the applicable conditions precedent set forth in Article III will not be satisfied on the requested Funding Date for the applicable Borrowing unless such condition has been waived, or (2) the requested Borrowing would exceed the Availability on such Funding

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Date. Agent shall charge to the Loan Account usual and customary fees for the wire transfer of each Borrowing.

(ii)   Unless Agent receives notice from a Lender on the Business Day that is the requested Funding Date relative to a requested Borrowing as to which Agent has notified the Lenders of a requested Borrowing that such Lender will not make available as and when required hereunder to Agent for the account of Borrowers the amount of that Lender's Pro Rata Share of the Borrowing, Agent may assume that each Lender has made or will make such amount available to Agent in immediately available funds on the Funding Date and Agent may (but shall not be so required), in reliance upon such assumption, make available to Borrowers a corresponding amount. If, on the requested Funding Date, any Lender shall not have remitted the full amount that it is required to make available to Agent in immediately available funds and if Agent has made available to Borrowers such amount on the requested Funding Date, then such Lender shall make the amount of such Lender's Pro Rata Share of the requested Borrowing available to Agent in immediately available funds, to Agent's Account, no later than 10:00 a.m. on the Business Day that is the first Business Day after the requested Funding Date (in which case, the interest accrued on such Lender's portion of such Borrowing for the Funding Date shall be for Agent's separate account). If any Lender shall not remit the full amount that it is required to make available to Agent in immediately available funds as and when required hereby and if Agent has made available to Borrowers such amount, then that Lender shall be obligated to immediately remit such amount to Agent, together with interest at the Defaulting Lender Rate for each day until the date on which such amount is so remitted. A notice submitted by Agent to any Lender with respect to amounts owing under this Section 2.03(c)(ii) shall be conclusive, absent manifest error. If the amount that a Lender is required to remit is made available to Agent, then such payment to Agent shall constitute such Lender's Loan for all purposes of this Agreement. If such amount is not made available to Agent on the Business Day following the Funding Date, Agent will notify Administrative Borrower of such failure to fund and, upon demand by Agent, Borrowers shall pay such amount to Agent for Agent's account, together with interest thereon for each day elapsed since the date of such Borrowing, at a rate per annum equal to the interest rate applicable at the time to the Revolving Loans composing such Borrowing. Nothing in this Section 2.03(b)(ii) shall be deemed to relieve any Lender from its obligation to fulfill its Commitments hereunder.

(c)   Protective Advances and Optional Overadvances.

(i)   Any contrary provision of this Agreement or any other Loan Document notwithstanding, but subject to Section 2.03(c)(iv), at any time Agent hereby is authorized by Borrowers and the Lenders, from time to time, in Agent's sole discretion, to make Revolving Loans to, or for the benefit of, Borrowers, on behalf of the Revolving Lenders, that Agent, in its Permitted Discretion, deems necessary or desirable (1) to preserve or protect the Collateral, or any portion thereof, (2) to enhance the likelihood of repayment of the Obligations or (3) to pay any other amount chargeable to any Loan Party hereunder (the Revolving Loans described in this Section 2.03(c)(i) shall be referred to as "Protective Advances"). Notwithstanding the foregoing, no Protective Advance shall be made which would cause (A) the aggregate amount of all Protective Advances outstanding at any one time to exceed 10% of the Maximum Revolver Amount unless the Required Lenders otherwise agree or (B) the aggregate amount of Revolver Usage outstanding at any one time to exceed the Maximum Revolver Amount.

(ii) Any contrary provision of this Agreement or any other Loan Document notwithstanding, but subject to Section 2.03(c)(iv), the Lenders hereby authorize Agent, and Agent may, but is not obligated to, knowingly and intentionally, continue to make Revolving Loans to Borrowers notwithstanding that an Overadvance exists or would be created thereby, so long as (A) after giving effect to such Revolving Loans, the outstanding Revolver Usage does not exceed the Borrowing Base by more than 10% of the Maximum Revolver Amount (unless Required Lenders agree to a higher amount), and (B) after giving effect to such Revolving Loans, the outstanding Revolver Usage (except for and excluding amounts charged to the Loan Account for interest, fees, or Lender Group Expenses) does not exceed the Maximum Revolver Amount. In the event Agent obtains actual knowledge that an Overadvance exists, regardless of the amount of, or reason for, such excess, Agent shall notify the Lenders as soon as practicable and the Lenders with Revolver Commitments thereupon shall, together with Agent, jointly determine the terms of arrangements that shall be implemented with Borrowers intended to eliminate the Overadvance within thirty (30) days. In such circumstances, if any Lender with a Revolver Commitment objects to the proposed terms of reduction or repayment of any Overadvance, the terms of reduction or repayment thereof shall be implemented according to the determination of the Required Lenders. The foregoing provisions are meant for the benefit of the Lenders and Agent and are not meant for the benefit of Borrowers, which shall continue to be bound by the provisions of Section 2.04(e). Each Lender with a Revolver Commitment shall be obligated to make Revolving Loans in accordance with Section 2.03(b) in, or settle Overadvances made by Agent with Agent as provided in Section 2.03(d) (or Section 2.03(f), as applicable) for, the amount of such Lender's Pro Rata Share of any unintentional Overadvances by Agent reported to such Lender, any intentional Overadvances made as permitted under this Section 2.03(c)(ii), and any Overadvances resulting from the charging to the Loan Account of interest, fees, or Lender Group Expenses.

(iii) Each Protective Advance and each Overadvance (each, an "Extraordinary Advance") shall be deemed to be a Revolving Loan hereunder. Prior to Settlement with respect to Extraordinary Advances, all payments on the Extraordinary Advances made by Agent, including interest thereon, shall be payable to Agent solely for its own account. The Extraordinary Advances shall be repayable on demand, secured by Agent's Liens, constitute Obligations hereunder, and bear interest at the rate applicable from time to time to Revolving Loans. The provisions of this Section 2.03(c) are for the exclusive benefit of Agent and the Lenders and are not intended to benefit Borrowers (or any other Loan Party) in any way.

(iv) Notwithstanding anything contained in this Agreement or any other Loan Document to the contrary: (A) no Extraordinary Advance may be made by Agent if such Extraordinary Advance would cause the aggregate principal amount of Extraordinary Advances outstanding to exceed an amount equal to 10% of the Maximum Revolver Amount; and (B) to the extent that the making of any Extraordinary Advance causes the

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aggregate Revolver Usage to exceed the Maximum Revolver Amount, such portion of such Extraordinary Advance shall be for Agent's sole and separate account and not for the account of any Lender and shall be entitled to priority in repayment in accordance with Section 2.04(b).

(d)Settlement. It is agreed that each Lender's funded portion of the Revolving Loans is intended by the Lenders to equal, at all times, such Lender's Pro Rata Share of the outstanding Revolving Loans. Such agreement notwithstanding, Agent and the Lenders agree (which agreement shall not be for the benefit of Borrowers) that in order to facilitate the administration of this Agreement and the other Loan Documents, settlement among the Lenders as to the Revolving Loans (including the Swingline Advances and Extraordinary Advances) shall take place on a periodic basis in accordance with the following provisions:

(i)   Agent shall request settlement ("Settlement") with the Lenders on a weekly basis, or on a more frequent basis if so determined by Agent in its sole discretion
(A) for itself, with respect to the outstanding Swingline Advances and Extraordinary Advances, and (B) with respect to Borrowers' or their Subsidiaries' payments or other amounts received, as to each by notifying the Lenders by telecopy, telephone, or other similar form of transmission, of such requested Settlement, no later than 2:00 p.m. on the Business Day immediately prior to the date of such requested Settlement (the date of such requested Settlement being the "Settlement Date"). Such notice of a Settlement Date shall include a summary statement of the amount of outstanding Revolving Loans (including Swingline Advances and Extraordinary Advances) for the period since the prior Settlement Date. Subject to the terms and conditions contained herein (including Section 2.03(f)):
(1)   if the amount of the Revolving Loans (including Swingline Advances and Extraordinary Advances) made by a Lender that is not a Defaulting Lender exceeds such Lender's Pro Rata Share of the Revolving Loans (including Swingline Advances and Extraordinary Advances) as of a Settlement Date, then Agent shall, by no later than 2:00
p.m. on the Settlement Date, transfer in immediately available funds to a Deposit Account of such Lender (as such Lender may designate), an amount such that each such Lender shall, upon receipt of such amount, have as of the Settlement Date, its Pro Rata Share of the Revolving Loans (including Swingline Advances and Extraordinary Advances), and
(2)   if the amount of the Revolving Loans (including Swingline Advances and Extraordinary Advances) made by a Lender is less than such Lender's Pro Rata Share of the Revolving Loans (including Swingline Advances and Extraordinary Advances) as of a Settlement Date, such Lender shall by no later than 2:00 p.m. on the Settlement Date transfer in immediately available funds to Agent's Account, an amount such that each such Lender shall, upon transfer of such amount, have as of the Settlement Date, its Pro Rata Share of the Revolving Loans (including Swingline Advances and Extraordinary Advances). Such amounts made available to Agent under clause (2) of the immediately preceding sentence shall be applied against the amounts of the applicable Swingline Advances or Extraordinary Advances and shall constitute Revolving Loans of such Lenders. If any such amount is not made available to Agent by any Lender on the Settlement Date applicable thereto to the extent required by the terms hereof, Agent shall be entitled to recover for its account such amount on demand from such Lender together with interest thereon at the Defaulting Lender Rate.

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(ii) In determining whether a Lender's balance of the Revolving Loans (including Swingline Advances and Extraordinary Advances) is less than, equal to, or greater than such Lender's Pro Rata Share of the Revolving Loans (including Swingline Advances and Extraordinary Advances) as of a Settlement Date, Agent shall, as part of the relevant Settlement, (x) apply to such balance the portion of payments actually received in good funds by Agent with respect to principal, interest, fees payable by Borrowers and allocable to the Lenders hereunder, and proceeds of Collateral, and (y) allocate to each Lender its Pro Rata Share of all expenses incurred by the Issuing Bank related to customary commissions, fees, charges and other carrying cost of outstanding Letters of Credit which are not reimbursed or reimbursable by Borrowers.

(iii) Between Settlement Dates, Agent, to the extent Swingline Advances and/or Extraordinary Advances for the account of Agent are outstanding, may apply any payments or other amounts received by Agent, that in accordance with the terms of this Agreement would be applied to the reduction of the Revolving Loans, to the Swingline Advances and/or Extraordinary Advances. During the period between Settlement Dates, Agent shall be entitled to all interest and fees at the applicable rate or rates payable under this Agreement on the daily amount of funds employed by Agent with respect to all Swingline Advances and Extraordinary Advances.

(iv) Anything in this Section 2.03(d) to the contrary notwithstanding, in the event that a Lender is a Defaulting Lender, Agent shall be entitled to refrain from remitting settlement amounts to the Defaulting Lender and, instead, shall be entitled to elect to implement the provisions set forth in Section 2.03(f).

(e) Notation. Agent, as a non-fiduciary agent for Borrowers, shall maintain a register showing the principal amount of the Loans owing to each Lender, and Swingline Advances and/or Extraordinary Advances owing to Agent, and the interests therein of each Lender, from time to time and such register shall, absent manifest error, conclusively be presumed to be correct and accurate. So long as no Event of Default has occurred and is continuing, such register shall be available for inspection by the Borrowers at any reasonable time and from time to time upon reasonable prior notice.

(f) Defaulting Lenders.

(i) Notwithstanding the provisions of Section 2.04(b)(ii), Agent shall not be obligated to transfer to a Defaulting Lender any payments made by Borrowers to Agent for the Defaulting Lender's benefit or any proceeds of Collateral that would otherwise be remitted hereunder to the Defaulting Lender, and, in the absence of such transfer to the Defaulting Lender, Agent shall transfer any such payments (A) first, to Agent to the extent of any Swingline Advances and Extraordinary Advances that were made by Agent and that were required to be, but were not, paid by the Defaulting Lender,
(B) second, to Issuing Bank, to the extent of the portion of a Letter of Credit Disbursement that was required to be, but was not, paid by the Defaulting Lender, (C) third, to each Non- Defaulting Lender ratably in accordance with their Commitments (but, in each case, only to the extent that such Defaulting Lender's portion of a Revolving Loan (or other funding obligation) was funded by such other Non-Defaulting Lender), (D) fourth, in Agent's sole

discretion, to a suspense account maintained by Agent, the proceeds of which shall be retained by Agent and may be made available to be re-advanced to or for the benefit of Borrowers (upon the request of Administrative Borrower and subject to the conditions set forth in Article III) as if such Defaulting Lender had made its portion of Revolving Loans (or other funding obligations) hereunder, and (E) fifth, from and after the date on which all other Obligations have been paid in full, to such Defaulting Lender in accordance with tier

(J) of Section 2.04(b)(ii). Subject to the foregoing, Agent may hold and, in its discretion, re-lend to Borrowers for the account of such Defaulting Lender the amount of all such payments received and retained by Agent for the account of such Defaulting Lender. Solely for the purposes of voting or consenting to matters with respect to the Loan Documents (including the calculation of Pro Rata Share in connection therewith) and for the purpose of calculating the fee payable under Section 2.10(b), such Defaulting Lender shall be deemed not to be a "Lender" and such Lender's Commitment shall be deemed to be zero; provided, that the foregoing shall not apply to any of the matters governed by Section 14.01(a)(i) through (iii). The provisions of this Section 2.03(f)(i) shall remain effective with respect to such Defaulting Lender until the earlier of (y) the date on which all of the Non-Defaulting Lenders, Agent, Issuing Bank, and Borrowers shall have waived, in writing, the application of this Section 2.03(f)(i) to such Defaulting Lender, or (z) the date on which such Defaulting Lender makes payment of all amounts that it was obligated to fund hereunder, pays to Agent all amounts owing by Defaulting Lender in respect of the amounts that it was obligated to fund hereunder, and, if requested by Agent, provides adequate assurance of its ability to perform its future obligations hereunder (on which earlier date, so long as no Event of Default has occurred and is continuing, any remaining Cash Collateral held by Agent pursuant to Section 2.03(f)(ii) shall be released to Borrowers). The operation of this Section 2.03(f)(i) shall not be construed to increase or otherwise affect the Commitment of any Lender, to relieve or excuse the performance by such Defaulting Lender or any other Lender of its duties and obligations hereunder, or to relieve or excuse the performance by any Borrower of its duties and obligations hereunder to Agent, Issuing Bank, or to the Lenders other than such Defaulting Lender. Any failure by a Defaulting Lender to fund amounts that it was obligated to fund hereunder shall constitute a material breach by such Defaulting Lender of this Agreement and shall entitle Administrative Borrower, at its option, upon written notice to Agent, to arrange for a substitute Lender to assume the Commitment of such Defaulting Lender, such substitute Lender to be reasonably acceptable to Agent. In connection with the arrangement of such a substitute Lender, the Defaulting Lender shall have no right to refuse to be replaced hereunder, and agrees to execute and deliver a completed form of Assignment and Acceptance in favor of the substitute Lender (and agrees that it shall be deemed to have executed and delivered such document if it fails to do so) subject only to being paid its share of the outstanding Obligations (including (1) all interest, fees, and other amounts that may be due and payable in respect thereof, and (2) an assumption of its Pro Rata Share of its participation in the Letters of Credit); provided, that any such assumption of the Commitment of such Defaulting Lender shall not be deemed to constitute a waiver of any of the Lender Group's or any Borrower's rights or remedies against any such Defaulting Lender arising out of or in relation to such failure to fund. In the event of a direct conflict between the priority provisions of this Section 2.03(f)(i) and any other provision contained in this Agreement or any other Loan Document, it is the intention of the parties hereto that

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such provisions be read together and construed, to the fullest extent possible, to be in concert with each other. In the event of any actual, irreconcilable conflict that cannot be resolved as aforesaid, the terms and provisions of this Section 2.03(f)(i) shall control and govern.

(ii)   If any Letter of Credit is outstanding at the time that a Lender becomes a Defaulting Lender then:

(A) such Defaulting Lender's Letter of Credit Exposure shall be reallocated among the Non-Defaulting Lenders in accordance with their respective Pro Rata Shares but only to the extent (1) the sum of all Non-Defaulting Lenders' Revolving Loan Exposures plus such Defaulting Lender's Letter of Credit Exposure does not exceed the total of all Non-Defaulting Lenders' Revolver Commitments and (2) the conditions set forth in Section 3.02 are satisfied at such time;

(B) if the reallocation, described in clause (A) above cannot, or can only partially, be effected, subject to clause (H) below, Borrowers shall within one Business Day following notice by Agent Cash Collateralize such Defaulting Lender's Letter of Credit Exposure (after giving effect to any partial reallocation pursuant to clause (A) above), pursuant to a Cash Collateral agreement to be entered into in form and substance reasonably satisfactory to Agent, for so long as such Letter of Credit Exposure is outstanding; provided, that Borrowers shall not be obligated to Cash Collateralize any Defaulting Lender's Letter of Credit Exposure if such Defaulting Lender is also the Issuing Bank;

(C) if Borrowers Cash Collateralize any portion of such Defaulting Lender's Letter of Credit Exposure pursuant to this Section 2.03(f)(ii) or Agent establishes a Reserve in accordance with clause (H) below, Borrowers shall not be required to pay any Letter of Credit Fees to Agent for the account of such Defaulting Lender pursuant to Section 2.06(b) with respect to such Cash Collateralized portion of such Defaulting Lender's Letter of Credit Exposure during the period such Letter of Credit Exposure is Cash Collateralized;

(D) to the extent the Letter of Credit Exposure of the Non- Defaulting Lenders is reallocated pursuant to this Section 2.03(f)(ii), then the Letter of Credit Fees payable to the Non-Defaulting Lenders pursuant to Section 2.06(b) shall be adjusted in accordance with such Non-Defaulting Lenders' Letter of Credit Exposure;

(E) to the extent any Defaulting Lender's Letter of Credit Exposure is neither Cash Collateralized nor reallocated pursuant to this Section 2.03(f)(ii), then, without prejudice to any rights or remedies of the Issuing Bank or any Lender hereunder, unless Agent has established a Reserve in accordance with clause (H) below, all Letter of Credit Fees that would have otherwise been payable to such Defaulting Lender under Section 2.06(b) with respect to such portion of such Letter of Credit Exposure shall instead be payable to the Issuing Bank until

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such portion of such Defaulting Lender's Letter of Credit Exposure is Cash Collateralized or reallocated;

(F)so long as any Lender is a Defaulting Lender, the Issuing Bank shall not be required to issue, amend, or increase any Letter of Credit to the extent (1) the Defaulting Lender's Pro Rata Share of such Letter of Credit cannot be reallocated pursuant to this Section 2.03(f)(ii) or (2) the Issuing Bank has not otherwise entered into arrangements reasonably satisfactory to the Issuing Bank and Borrowers to eliminate the Issuing Bank's risk with respect to the Defaulting Lender's participation in Letters of Credit;

(G)Agent may release any Cash Collateral provided by Borrowers pursuant to this Section 2.03(f)(ii) to the Issuing Bank and the Issuing Bank may apply any such Cash Collateral to the payment of such Defaulting Lender's Pro Rata Share of any Letter of Credit Disbursement that is not reimbursed by Borrowers pursuant to Section 2.11(d); and

(H)Notwithstanding anything contained herein to the contrary, Agent may, in its sole discretion, establish a Reserve in an amount equal to such Defaulting Lender's Letter of Credit Exposure in lieu of requiring Borrowers to provide Cash Collateral for such amount as described above.

(g)Independent Obligations. All Loans (other than Swingline Advances and Extraordinary Advances) shall be made by the Lenders contemporaneously and in accordance with their Pro Rata Shares. It is understood that (i) no Lender shall be responsible for any failure by any other Lender to perform its obligation to make any Loan (or other extension of credit) hereunder, nor shall any Commitment of any Lender be increased or decreased as a result of any failure by any other Lender to perform its obligations hereunder, and (ii) no failure by any Lender to perform its obligations hereunder shall excuse any other Lender from its obligations hereunder.

2.04   **Payments; Reductions of Commitments; Prepayments.**

(a)   Payments by Borrowers.

(i)   Except as otherwise expressly provided herein, all payments by Borrowers shall be made to Agent's Account for the account of the Lender Group and shall be made in immediately available funds, no later than 1:00 p.m. on the date specified herein. Any payment received by Agent later than 1:00 p.m. shall be deemed to have been received (unless Agent, in its sole discretion, elects to credit it on the date received) on the following Business Day and any applicable interest or fee shall continue to accrue until such following Business Day.

(ii)   Unless (A) Agent receives notice from Administrative Borrower prior to the date on which any payment is due to the Lenders that Borrowers will not make such payment in full as and when required and (B) such payment is not charged to the Loan Account pursuant to Section 2.06(d), Agent may assume that Borrowers have made (or will make) such payment in full to Agent on such date in immediately available funds and Agent

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may (but shall not be so required), in reliance upon such assumption, distribute to each

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Lender on such due date an amount equal to the amount then due such Lender. If and to the extent Borrowers do not make such payment in full to Agent on the date when due, each Lender severally shall repay to Agent on demand such amount distributed to such Lender, together with interest thereon at the Defaulting Lender Rate for each day from the date such amount is distributed to such Lender until the date repaid.

(b) <u>Apportionment and Application</u>.

(i) So long as no Application Event has occurred and is continuing and except as otherwise provided herein with respect to Defaulting Lenders, all principal and interest payments received by Agent shall be apportioned ratably among the Lenders (according to the unpaid principal balance of the Obligations to which such payments relate held by each Lender) and all payments of fees and expenses received by Agent (other than fees or expenses that are for Agent's separate account or for the separate account of Issuing Bank) shall be apportioned ratably among the Lenders having a Pro Rata Share of the type of Commitment or Obligation to which a particular fee or expense relates. Subject to Section 2.04(b)(iv) and Section 2.04(e), all payments to be made hereunder by Borrowers shall be remitted to Agent and all such payments, and all proceeds of Collateral received by Agent, shall be applied, so long as no Application Event has occurred and is continuing and except as otherwise provided herein with respect to Defaulting Lenders, *first* to reduce the balance of the Loans outstanding, *second* to pay all Obligations then due and owing and, thereafter, to Borrowers (to be wired to the Designated Account) or such other Person entitled thereto under applicable law.

(ii) At any time that an Application Event has occurred and is continuing and except as otherwise provided herein with respect to Defaulting Lenders, all payments remitted to Agent and all proceeds of Collateral received by Agent shall be applied as follows:

(A)<u>first</u>, to pay any Lender Group Expenses (including cost or expense reimbursements) or indemnities then due to Agent under the Loan Documents, until paid in full,

(B)<u>second</u>, to pay any fees or premiums then due to Agent under the Loan Documents until paid in full,

(C)<u>third</u>, to pay interest due in respect of all Extraordinary Advances and Swingline Advances until paid in full,

(D)<u>fourth</u>, to pay the principal of all Extraordinary Advances and Swingline Advances until paid in full,

(E)<u>fifth</u>, ratably, to pay any Lender Group Expenses (including cost or expense reimbursements) or indemnities then due to any of the Lenders under the Loan Documents, until paid in full,

(F)<u>sixth</u>, ratably, to pay any fees or premiums then due to any of

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the Lenders under the Loan Documents until paid in full,

(G)seventh, ratably, to pay interest accrued in respect of the Loans (other than Protective Advances) until paid in full,

(H)   eighth,

(1)   ratably, to pay the principal of all Loans until paid in

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full, and

(2)   to Agent, to be held by Agent, for the benefit of Issuing Bank (and for the ratable benefit of each of the Lenders that have an obligation to pay to Agent, for the account of Issuing Bank, a share of each Letter of Credit Disbursement), as Cash Collateral in an amount up to 105% of the Letter of Credit Usage (to the extent permitted by applicable law, such Cash Collateral shall be applied to the reimbursement of any Letter of Credit Disbursement as and when such disbursement occurs and, if a Letter of Credit expires undrawn, the Cash Collateral held by Agent in respect of such Letter of Credit shall, to the extent permitted by applicable law, be reapplied pursuant to this Section 2.04(b)(ii), beginning with tier (A) hereof),

(I)   ninth, to pay any other Obligations other than Obligations owed to Defaulting Lenders,

(J)   tenth, ratably to pay any Obligations owed to Defaulting Lenders; and

(K)   eleventh, to Borrowers (to be wired to the Designated Account) or such other Person entitled thereto under applicable law.

(iii) Agent promptly shall distribute to each Lender, pursuant to the applicable wire instructions received from each Lender in writing, such funds as it may be entitled to receive, subject to a Settlement delay as provided in Section 2.03(d).

(iv) For purposes of Section 2.04(b)(ii), "paid in full" of a type of Obligation means payment in cash or immediately available funds of all amounts owing on account of such type of Obligation, including interest accrued after the commencement of any Insolvency Proceeding, default interest, interest on interest, any Liquidated Damages and expense reimbursements, irrespective of whether any of the foregoing would be or is allowed or disallowed in whole or in part in any Insolvency Proceeding.

(v) In the event of a direct conflict between the priority provisions of this Section 2.04 and any other provision contained in this Agreement or any other Loan Document, it is the intention of the parties hereto that such provisions be read together and construed, to the fullest extent possible, to be in concert with each other. In the event of any actual, irreconcilable conflict that cannot be resolved as aforesaid, if the conflict relates to the provisions of Section 2.03(f) and this Section 2.04, then the provisions of Section 2.03(f) shall control and govern, and if otherwise, then the terms and provisions of this Section 2.04 shall control and govern.

(vi) Monies and proceeds obtained from a Loan Party shall not be applied to its Excluded Swap Obligations, but appropriate adjustments shall be made with respect to amounts obtained from other Loan Parties to preserve the allocations in each category. The allocations set forth in this Section are solely to determine the rights and priorities among the members of the Lender Group, and may be changed by agreement of the affected

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members of the Lender Group, without the consent of any Loan Party. This Section is not for the benefit of or enforceable by any Loan Party, and each Borrower irrevocably waives the right to direct the application of any payments or Collateral proceeds subject to this Section.

(c)   Reduction of Commitments.

(i)   Revolver Commitments. The Revolver Commitments shall terminate on the Maturity Date. Borrowers may reduce the Revolver Commitments, subject to payment of Liquidated Damages in accordance with Section 2.10(e), to an amount (which may be zero) not less than the sum of (A) the Revolver Usage as of such date, plus (B) the principal amount of all Revolving Loans not yet made as to which a request has been given by Borrowers under Section 2.03(a), plus (C) the amount of all Letters of Credit not yet issued as to which a request has been given by Borrowers pursuant to Section 2.11(a). Each such reduction shall be in an aggregate amount of $2,000,000 or any whole multiple of $1,000,000 in excess thereof (unless the Revolver Commitments are being reduced to zero and the amount of the Revolver Commitments in effect immediately prior to such reduction are less than $2,000,000), shall be made by providing not less than ten (10) Business Days prior written notice to Agent, and shall be irrevocable. Once reduced, the Revolver Commitments may not be increased. Each such reduction of the Revolver Commitments shall reduce the Revolver Commitments of each Lender proportionately in accordance with its ratable share thereof.

(d)Optional Prepayments. Subject to Section 2.10(e), Borrowers may prepay the Loans at any time, in whole or in part, plus the applicable Liquidated Damages, plus accrued and unpaid interest on the principal amount being prepaid to the prepayment date and all fees, costs, expenses and other amounts related thereto. No prepayment of Revolving Loans under this clause (d) shall result in a permanent reduction of the Revolver Commitments.

(e)   Mandatory Prepayments.

(i)   Revolving Loans. If, at any time, (A) the Revolver Usage on such date exceeds (B) the lesser of (i) the Maximum Revolver Amount or (ii) the Borrowing Base reflected in the Borrowing Base Certificate most recently delivered by Borrowers to Agent (as adjusted by Agent for Reserves established by Agent from time to time), then Borrowers shall immediately prepay the Obligations in accordance with Section 2.04(f)(i) in an aggregate amount equal to the amount of such excess.

(ii)   Dispositions.

(A)Promptly, but in any event, within three (3) Business Days of the date of receipt (or if a Cash Dominion Event has occurred and is continuing and Agent has exercised dominion over the Loan Parties' Deposit Accounts, concurrently with receipt) by any Loan Party or any of its Subsidiaries of the Net Cash Proceeds of any voluntary or involuntary sale or disposition by any Loan Party or any of its Subsidiaries of any assets (including casualty losses or condemnations but excluding sales or dispositions which qualify as Permitted Dispositions), Borrowers shall prepay the outstanding principal amount of the Obligations in accordance with Section 2.04(f)(ii) in an amount equal to 100% of such Net Cash Proceeds (including condemnation awards and payments in lieu thereof) received by such Person in connection with such sales or dispositions; provided that no amount shall be required to be prepaid under this clause (A) if the property so sold or disposed is collateral under the Ansley Park Facility; provided, further, that, so long as (w) no Default or Event of Default shall have occurred and is continuing or would result therefrom, (x) Borrowers shall have given Agent prior written notice of Borrowers' intention to apply such monies to the costs of replacement of the properties or assets that are the subject of such sale or disposition or the cost of purchase or construction of other assets useful in the business of the Loan Parties or their Subsidiaries, (y) the monies are held in a segregated Deposit Account in which Agent has a perfected first-priority security interest or Agent, in its sole discretion, has established a Reserve in an amount equal to such Net Cash Proceeds, and (z) such Loan Party or its Subsidiaries, as applicable, complete such replacement, purchase, or construction within 180 days (or, in the case of such binding commitment, subsequently complete such replacement, purchase, or construction within an additional 180 days thereafter) after the initial receipt of such monies, then the Loan Party whose assets were the subject of such disposition shall have the option to apply such monies to the costs of replacement of the assets that are the subject of such sale or disposition unless and to the extent that such applicable period shall have expired without such replacement, purchase, or construction being made or completed, in which case, any amounts remaining in the Deposit Account referred to in clause (y) above shall be paid to Agent and applied in accordance with Section 2.04(f)(ii).

(B) Nothing contained in this Section 2.04(e)(ii) shall permit a Loan Party or any of its Subsidiaries to sell or otherwise dispose of any assets other than in accordance with Section 6.04.

(iii) Extraordinary Receipts. Promptly, but in any event, within three (3) Business Days of the date of receipt (or if a Cash Dominion Event has occurred and is continuing and Agent has exercised dominion over the Loan Parties' Deposit Accounts, concurrently with receipt) by a Loan Party or any of its Subsidiaries of any Extraordinary Receipts, Borrowers shall prepay the outstanding principal amount of the Obligations in accordance with Section 2.04(f)(ii) in an amount equal to 100% of such Extraordinary Receipts, net of any reasonable expenses incurred in collecting such Extraordinary Receipts.

(iv) Indebtedness. Promptly, but in any event, within three (3) Business Days of the date of incurrence (or if a Cash Dominion Event has occurred and is continuing and Agent has exercised dominion over the Loan Parties' Deposit Accounts, concurrently with such incurrence) by a Loan Party or any of its Subsidiaries of any Indebtedness (other than Permitted Indebtedness), Borrowers shall prepay the outstanding principal amount of the Obligations in accordance with Section 2.04(f)(ii) in an amount equal to 100% of the Net Cash Proceeds received by such Person in connection with such incurrence. The provisions of this Section 2.04(e)(iv) shall not be deemed to be implied consent to any such incurrence otherwise prohibited by the terms of this Agreement.

(v)   Equity. Promptly, but in any event, within three (3) Business Days of the date of the issuance (or if a Cash Dominion Event has occurred and is continuing and Agent has exercised dominion over the Loan Parties' Deposit Accounts, concurrently with such issuance) by Holdings or any of its Subsidiaries of any Equity Interests (other than (A) in the event that Holdings or any of its Subsidiaries forms any Subsidiary in accordance with the terms hereof, the issuance by such Subsidiary of Equity Interests to Holdings, Administrative Borrower or such Subsidiary, as applicable, (B) the issuance of Equity Interests by Holdings to any Person that is an equity holder of Holdings prior to such issuance (a "Subject Holder") so long as such Subject Holder did not acquire any Equity Interest of Holdings so as to become a Subject Holder concurrently with, or in contemplation of, the issuance of such Equity Interest to such Subject Holder, (C) the issuance of Equity Interests of Holdings to directors, officers and employees Holdings and its Subsidiaries pursuant to employee stock option plans (or other employee incentive plans or other compensation arrangements) approved by the Board of Directors, and (D) the issuance of Equity Interests by a Subsidiary of Holdings to its parent or member in connection with the contribution by such parent or member to such Subsidiary of the proceeds of an issuance described in this clause (v)), Borrowers shall prepay the outstanding principal amount of the Obligations in accordance with Section 2.04(f)(ii) in an amount equal to 100% of the Net Cash Proceeds received by such Person in connection with such issuance.

(vi)   If, on the fifth (5th) Business Day immediately succeeding any drawing in respect of any Loans, (i) there are outstanding Loans and (ii) the Loan Parties have not used such Loans, then, as of the end of such Business Day, the Borrowers shall, within two (2) Business Days, prepay such Loans, which prepayment shall be in an amount equal to the lesser of (A) the amount of such Loans that were not used as of such fifth (5th) Business Day and (B) the amount of outstanding Loans; provided that if the date of such prepayment falls on the last Business Day of any fiscal quarter, then the required date for such prepayment shall be moved to the next succeeding Business Day; *provided, however*, if the Loan Parties failed to comply with Section 3.02 of this Agreement in connection with such drawing of such Loans, the Borrower shall immediately prepay such Loans in an amount equal to the total amount of the applicable drawing of Loans.

(f)   Application of Payments.

(i)   Each prepayment pursuant to Section 2.04(e)(i) shall, (A) so long as no Application Event shall have occurred and be continuing, be applied, *first*, to the outstanding principal amount of Extraordinary Advances and Swingline Advances until paid in full, *second*, to the outstanding principal amount of the Revolving Loans until paid in full, and *third*, to Cash Collateralize the Letters of Credit in an amount equal to 105% of

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the then outstanding Letter of Credit Usage, and (B) if an Application Event shall have occurred and be continuing, be applied in the manner set forth in Section 2.04(b)(ii).

(ii) Each other prepayment pursuant to Section 2.04(e) shall (A) so long as no Application Event shall have occurred and be continuing, be applied, *first*, to the outstanding principal amount of Extraordinary Advances and Swingline Advances until paid in full, *second,* to the outstanding principal amount of the Revolving Loans, until paid in full, and *third*, to Cash Collateralize the Letters of Credit in an amount equal to 105% of the then outstanding Letter of Credit Usage, and (B) if an Application Event shall have occurred and be continuing, be applied in the manner set forth in Section 2.04(b)(ii).

(iii) No prepayment applied to the Revolving Loans or to Cash Collateralize Letter of Credit Usage under Section 2.04(f)(i) shall result in a reduction in the Maximum Revolver Amount; provided, that if an Event of Default exists, Required Lenders may elect for any such prepayment under Section 2.04(f)(ii) to result in a permanent reduction of the Maximum Revolver Amount.

2.05   **Promise to Pay; Promissory Notes.**

(a)Borrowers agree to pay the Lender Group Expenses on the earlier of (i) the first day of the month following the date on which the applicable Lender Group Expenses were first incurred or (ii) the date on which demand therefor is made by Agent (it being acknowledged and agreed that (A) any charging of such costs, expenses or Lender Group Expenses to the Loan Account pursuant to the provisions of Section 2.06(d) shall be deemed to constitute a demand for payment thereof for the purposes of this subclause (ii) and (B) Agent is authorized and directed to deduct and retain sufficient amounts from any deposits paid by Borrowers to Agent on or prior to the Closing Date or pursuant to the terms hereof or of any other Loan Document, as applicable; Borrowers promise to pay all of the Obligations (including principal, interest, premiums, if any, fees, costs, and expenses (including Lender Group Expenses)) in full on the Maturity Date or, if earlier, on the date on which the Obligations become due and payable pursuant to the terms of this Agreement. Borrowers agree that (i) their obligations contained in the first sentence of this Section 2.05(a) shall survive payment or satisfaction in full of all other Obligations and (ii) all payments of the Lender Group Expenses shall be nonrefundable under all circumstances.

(b)Any Lender may request that any portion of its Commitments or the Loans made by it be evidenced by one or more promissory notes. In such event, Borrowers shall execute and deliver to such Lender the requested Revolving Note payable to the order of such Lender. Thereafter, the portion of the Commitments and Loans evidenced by such promissory notes and interest thereon shall at all times be represented by one or more promissory notes in such form payable to the order of the payee named therein.

2.06   **Interest Rates and Letter of Credit Fee: Rates, Payments, and Calculations.**

(a)Interest Rates. Except as provided in Section 2.06(c), all Revolving Loans and other Obligations shall bear interest at a per annum rate equal to the SOFR Rate plus the Applicable Margin.

(b)Letter of Credit Fee. Borrowers shall pay, on a joint and several basis, Agent

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(for the ratable benefit of the Revolving Lenders, but subject to any netting required pursuant to the last sentence of Section 2.11(k)), a Letter of Credit fee (the "Letter of Credit Fee") (which fee shall be in addition to the fronting fees and commissions, other fees, charges and expenses set forth in Section 2.11(k) required to be paid by Borrowers) that shall accrue at a per annum rate equal to the rate then applicable to Revolving Loans hereunder on the average daily amount of the Letter of Credit Usage during the period from and including the date of issuance of such Letter of Credit to but excluding the date on which there ceases to be Letter of Credit Usage.

(c)Default Rate. Upon the occurrence and during the continuation of (A) an Event of Default described in Section 8.04 or Section 8.05, automatically, and (B) any other Event of Default, at the election of Agent at the request of the Required Lenders,

(i)   all Obligations, including all Obligations charged to the Loan Account, but not, for the avoidance of doubt, Obligations in respect of undrawn Letters of Credit, shall bear interest at a *per annum* rate equal to two (2) percentage points above the per annum rate otherwise applicable thereunder, and

(ii)   the Letter of Credit Fee shall be increased to two (2) percentage points above the *per annum* rate otherwise applicable hereunder.

(d)Payment. Except to the extent provided to the contrary in Section 2.10 or Section 2.11(k), (i) all interest, all Letter of Credit Fees and all other fees payable hereunder or under any of the other Loan Documents shall be due and payable, in arrears, on the first day of each month and (ii) all costs and expenses payable hereunder or under any of the other Loan Documents, and all Lender Group Expenses shall be due and payable on the earlier of (1) the first day of the month following the date on which the applicable costs, expenses, or Lender Group Expenses were first incurred or (2) the date on which demand therefor is made by Agent (it being acknowledged and agreed that any charging of such costs, expenses or Lender Group Expenses to the Loan Account pursuant to the provisions of the following sentence shall be deemed to constitute a demand for payment thereof for the purposes of this subclause (2)). Borrowers hereby authorize Agent, from time to time without prior notice to Borrowers, and Agent hereby agrees, to charge to the Loan Account (A) on the first day of each month, all interest accrued during the prior month on the Loans hereunder, (B) on the first day of each month, all Letter of Credit Fees accrued or chargeable hereunder during the prior month, (C) as and when incurred or accrued, all fees and costs provided for in Section 2.10(a) or (c), (D) on the first day of each month, the Unused Line Fee accrued during the prior month pursuant to Section 2.10(b), (E) as and when due and payable, all other fees payable hereunder or under any of the other Loan Documents, (F) as and when incurred or accrued, the fronting fees and all commissions, other fees, charges and expenses provided for in Section 2.11(k), (G) as and when incurred or accrued, all other Lender Group Expenses, and (H) as and when due and payable, all other payment obligations payable under any Loan Document, other than such payments made pursuant to Section 2.04(a)(ii). All amounts (including interest, fees, costs, expenses, Lender Group Expenses, or other amounts payable hereunder or under any other Loan Document) charged to the Loan Account shall thereupon constitute Revolving Loans hereunder, shall constitute Obligations hereunder, and shall initially accrue interest at the rate then applicable to Revolving Loans.

(e)Computation. All interest and fees chargeable under the Loan Documents shall be computed on the basis of a 360 day year, in each case, for the actual number of days elapsed in the period during which the interest or fees accrue. All interest hereunder on any Loan shall be computed on a daily basis based upon the outstanding principal amount of such Loan as of the applicable date of determination.

(f)<u>Intent to Limit Charges to Maximum Lawful Rate</u>. In no event shall the interest rate or rates payable under this Agreement, plus any other amounts paid in connection herewith, exceed the highest rate permissible under any law that a court of competent jurisdiction shall, in a final, non-appealable judgment, deem applicable. Borrowers and the Lender Group, in executing and delivering this Agreement, intend legally to agree upon the rate or rates of interest and manner of payment stated within it; <u>provided</u>, that, anything contained herein to the contrary notwithstanding, if such rate or rates of interest or manner of payment exceeds the maximum allowable under applicable law, then, ipso facto, as of the date of this Agreement, Borrowers are and shall be liable only for the payment of such maximum amount as is allowed by law, and payment received from Borrowers in excess of such legal maximum, whenever received, shall be applied to reduce the principal balance of the Obligations to the extent of such excess.

(g)<u>Inability to Determine Interest Rate</u>. Subject to <u>Section 2.06(l)</u>, if, at any applicable time, (i) Agent determines (which determination shall be conclusive and binding absent manifest error upon the Borrowers and the Lenders) that the SOFR Screen Rate cannot be determined pursuant to the definition thereof, (ii) the basis for determining the SOFR Screen Rate ceases to be reported by the sources designated by Agent from time to time and Agent shall have reasonably determined that, by reason of circumstances affecting the relevant market, other adequate and reasonable means do not exist for ascertaining the SOFR Screen Rate, or

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(iii) Required Lenders determine that for any reason in connection with any request for a SOFR Loan that the SOFR Rate does not adequately and fairly reflect the cost to such Lenders of making and maintaining such Loan, and the Required Lenders have provided notice of such determination to Agent, then Agent shall forthwith give notice thereof to Borrowers and each Lender. Upon notice thereof (i) the interest rate applicable to the Revolving Loans and other Obligations shall be the Prime Rate plus the Applicable Margin determined and effective immediately, (ii) each reference herein to the SOFR Rate shall be deemed thereafter to be a reference to the Prime Rate, and (iii) subject to Section 2.06(i), such substituted rate shall thereafter be determined by Agent in accordance with the terms hereof. Until notice contemplated by Section 2.06(i) is furnished by Agent, the SOFR Rate shall not apply to any Loan or any other Obligations.

(h) Applicable Rate Unlawful or Impractical. In the event that any change in market conditions or any Change in Law shall at any time after the date hereof, in the reasonable opinion of any Lender, make it unlawful or impractical for such Lender to fund or maintain Loans bearing interest at the SOFR Rate or the Benchmark; or to continue such funding or maintaining, or to determine or charge interest at the SOFR Rate or the Benchmark, such Lender shall give notice of such changed circumstances to Agent and Borrowers (an "Illegality Notice"), and Agent promptly shall transmit the notice to each other Lender and (i) any obligation of Lenders to make SOFR Loans, (ii) in the case of any outstanding Loans of such Lender bearing interest at the SOFR Rate or the Benchmark, the date specified in such Lender's Illegality Notice shall be deemed to be the last day such Loans shall bear interest at the SOFR Rate or the Benchmark, as applicable, and the interest rate applicable to the Revolving Loans and other Obligations shall be the Prime Rate

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plus the Applicable Margin, and (iii) such interest based upon the Prime Rate shall continue to be applicable to the Obligations until each affected Lender determines that it would no longer be unlawful or impractical to fund or maintain Loans bearing interest at the SOFR Rate or the Benchmark.

(i)Reinstatement of SOFR Rate. If there has been at any time an interest rate substituted for the SOFR Rate in accordance with this Section 2.06 and if in the reasonable opinion of Agent, the circumstances causing such substitution have ceased, then Agent shall promptly notify Administrative Borrower in writing of such cessation, and thereafter the SOFR Rate shall be determined as originally defined hereby. Nevertheless, thereafter the provisions of Sections 2.06(a), (g) and (h) shall continue to be effective.

(j)Special Provisions Applicable to SOFR Rate. The SOFR Rate may be adjusted by Agent with respect to any Lender on a prospective basis to take into account any additional or increased costs to such Lender of maintaining or obtaining any eurodollar deposits or increased costs (other than Taxes which shall be governed by Article XVI), in each case, due to changes in applicable law, including any Changes in Law and changes in the reserve requirements imposed by the Board of Governors (including pursuant to regulations issued from time to time by the Federal Reserve Board for determining the maximum reserve requirement (including any emergency, special, supplemental or other marginal reserve requirement) with respect to eurocurrency funding (currently referred to as "Eurocurrency liabilities" in Regulation D)), which additional or increased costs would increase the cost of funding or maintaining loans bearing interest at the SOFR Rate. In any such event, the affected Lender shall give Borrowers and Agent notice of such a determination and adjustment and Agent promptly shall transmit the notice to each other Lender and, upon its receipt of the notice from the affected Lender, Borrowers may, by notice to such affected Lender (i) require such Lender to furnish to Borrowers a statement setting forth in reasonable detail the basis for adjusting such SOFR Rate and the method for determining the amount of such adjustment, or (ii) repay the Loans of such Lender with respect to which such adjustment is made.

(k)SOFR Rate Conforming Changes. In connection with the use or administration of the SOFR Rate, Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document. Agent will promptly notify Borrowers and the Lenders of the effectiveness of any Conforming Changes in connection with the use or administration of the SOFR Rate.

(l)   Benchmark Replacement Setting.

(i)   Benchmark Replacement.

(A)Notwithstanding anything to the contrary herein or in any other Loan Document, upon the occurrence of a Benchmark Transition Event, Agent and Administrative Borrower may amend this Agreement to replace the then- current Benchmark with a Benchmark Replacement. Any such amendment with respect to a Benchmark Transition Event will become effective at 5:00 p.m. (New

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York City time) on the fifth (5th) Business Day after Agent has posted such proposed amendment to all affected Lenders and Administrative Borrower so long as Agent has not received, by such time, written notice of objection to such amendment from Lenders comprising the Required Lenders. No replacement of a Benchmark with a Benchmark Replacement pursuant to this Section 2.06(l)(i)(A) will occur prior to the applicable Benchmark Transition Start Date.

(B)No Hedge Agreement shall be deemed to be a "Loan Document" for purposes of this Section 2.06(l).

(ii) Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(iii) Notices; Standards for Decisions and Determinations. Agent will promptly notify Administrative Borrower and the Lenders of (A) the implementation of any Benchmark Replacement and (B) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. Agent will further notify Administrative Borrower of the commencement of any Benchmark Unavailability Period. Any determination, decision or election that may be made by Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2.06(l), including any determination with respect to a rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 2.06(l).

(iv) Benchmark Unavailability Period. Upon Administrative Borrower's receipt of notice of the commencement of a Benchmark Unavailability Period, Administrative Borrower may revoke any pending request for a SOFR Borrowing, and failing that, Administrative Borrower will be deemed to have converted any such request into a request for a Borrowing of a Loan at the interest rate applicable to Prime Rate Loans.

2.07 **Crediting Payments.** The receipt of any payment item by Agent shall not be required to be considered a payment on account unless such payment item is a wire transfer of immediately available federal funds made to Agent's Account or unless and until such payment item is honored when presented for payment. Should any payment item not be honored when presented for payment, then Borrowers shall be deemed not to have made such payment and interest shall be calculated accordingly. Anything to the contrary contained herein notwithstanding, any payment item shall be deemed received by Agent only if (i) it is received into Agent's Account on a Business Day on or before 1:00 p.m. and (ii) made at any time other than during the continuation of a Cash Dominion Period, prior notice of such payment has been received. If any payment item is received into Agent's Account on a non-Business Day, after 1:00

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p.m. on a Business Day or, at any time other than during the continuation of a Cash Dominion Period, if prior notice of such payment is not provided (unless Agent, in its sole discretion, elects to credit it on the date received), it shall be deemed to have been received by Agent as of the opening of business on the immediately following Business Day. Solely upon the occurrence of a Cash Dominion Event and during the continuation of a Cash Dominion Period, available amounts in a Deposit Account subject to a Control Agreement shall be given credit for purposes of calculating interest three (3) Business Days after such collections are received by Agent.

2.08 **Designated Account.** Agent is authorized to make the Loans, and Issuing Bank is authorized to issue the Letters of Credit, under this Agreement based upon written or other instructions received from anyone purporting to be an Authorized Person or, without instructions, if pursuant to Section 2.06(d). Borrowers agree to establish and maintain the Designated Account with the Designated Account Bank for the purpose of receiving the proceeds of the Loans requested by Borrowers and made by Agent or the Lenders hereunder. Unless otherwise agreed by Agent and Administrative Borrower, any Loan requested by Borrowers and made by Agent or the Lenders hereunder shall be made to the Designated Account. The parties hereto acknowledge and agree that the economic benefit of the foregoing provisions of this Section 2.08 shall be for the exclusive benefit of Agent.

2.09 **Maintenance of Loan Account; Statements of Obligations.** Agent shall maintain an account on its books in the name of Administrative Borrower (the "Loan Account") on which Borrowers will be charged with the Loans (including Swingline Advances and Extraordinary Advances) made by Agent or the Lenders to Borrowers or for Borrowers' account, the Letters of Credit issued by Issuing Bank for Borrowers' account, and with all other payment Obligations hereunder or under the other Loan Documents, including, accrued interest, consolidated fees and expenses, and Lender Group Expenses. In accordance with Section 2.07, the Loan Account will be credited with all payments received by Agent from Borrowers or for Borrowers' account. Agent shall make available to Administrative Borrower monthly statements regarding the Loan Account, including the principal amount of the Loans, interest accrued hereunder, consolidated fees accrued or charged hereunder or under the other Loan Documents, and a summary of all charges and expenses constituting Lender Group Expenses accrued hereunder or under the other Loan Documents, and each such statement, absent manifest error, shall be conclusively presumed to be correct and accurate and constitute an account stated between Borrowers and the Lender Group unless, within forty five (45) days after Agent first makes such a statement available to Administrative Borrower, Administrative Borrower shall deliver to Agent written objection thereto describing the error or errors contained in such statement.

2.10 **Fees.**

(a)Agent Fees. Borrowers shall pay to Agent, on a joint and several basis, for the account of Agent, as and when due and payable under the terms of the Fee Letter, the fees set forth in the Fee Letter.

(b)Unused Line Fee. Borrowers shall pay to Agent, on a joint and several basis, for the ratable account of the Revolving Lenders, an unused line fee (the "Unused Line Fee") in an amount equal to 0.50% times the result of (i) the aggregate amount of the Revolver Commitments, less (ii) the Average Revolver Usage during the immediately preceding month (or

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portion thereof), which Unused Line Fee shall be due and payable monthly in arrears on the first day of each month from and after the Closing Date up to the first day of the month prior to the date on which the Obligations are paid in full and on the date on which the Obligations are paid in full.

(c)Minimum Balance Fee. Borrowers shall pay to Agent, on a joint and several basis, for the ratable account of the Revolving Lenders, a minimum balance fee (the "Minimum Balance Fee") in an amount equal to (a) the positive difference, if any, remaining after subtracting
(i) the average end-of-day principal balance of Revolving Loans outstanding during the immediately preceding month from (ii) the Minimum Balance *multiplied by* (b) the highest rate applicable to the Revolving Loans (after giving effect to Section 2.06(c)) during such month, which Minimum Balance Fee shall be due and payable monthly in arrears on the first day of each month from and after the Closing Date up to the first day of the month prior to the date on which the Obligations are paid in full and on the date on which the Obligations are paid in full.

(d)Field Examination and Other Fees. Borrowers shall pay to Agent, on a joint and several basis, field examination, appraisal, and valuation fees and charges as and when incurred or chargeable; provided, that (i) for so long as no Default or Event of Default shall have occurred and be continuing, Borrowers shall not be obligated to reimburse Agent for more than one field examination and (ii) any additional field examinations or additional appraisals required by Agent shall be performed at the expense of Agent; and, provided, further, that (x) if a Field Examination Trigger has occurred, Borrowers shall be obligated to reimburse Agent for an additional field examination in the twelve-month period thereafter and (y) if a Default or Event of Default shall have occurred and be continuing, Agent may conduct additional field examinations and additional appraisals, in each case at Borrowers' expense.

(e)   Liquidated Damages.

(i)   If at any time (x) Borrowers (1) reduce all or any portion of, or terminate, the Revolver Commitment or the Revolving Facility, or (2) fail to pay the outstanding Obligations in full on the Maturity Date, or (y) pursuant to the terms of this Agreement or any other Loan Document, (I) Agent or any Lender demands repayment of the outstanding Obligations in whole or in part, (II) Agent or any Lender reduces all or any portion of, or terminates, the Revolver Commitments or the Revolving Facility, or (III) repayment of the outstanding Obligations is otherwise accelerated in whole or in part for any reason, including because of default, the commencement of any Insolvency Proceeding or other proceeding pursuant to any debtor relief laws, sale, disposition or encumbrance (including that by operation of law or otherwise), then at the time of such repayment, prepayment, demand or acceleration, and in addition to the principal balance of the Loans being prepaid, all accrued and unpaid interest thereon, all fees, costs, expenses and other amounts payable to Agent, Issuing Bank, and the Lenders in connection with the Loans, and all other Obligations paid to Agent, Issuing Bank, and the Lenders under this Agreement and the other Loan Documents required to be paid at such time, Borrowers shall pay liquidated damages to Agent, Issuing Bank, and the Lenders in an amount equal to the product of (A) multiplied by (B) below (the "Liquidated Damages"):

(A)if   such prepayment, repayment,   demand, reduction, termination, acceleration or failure to pay on the Maturity Date relates to the

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Revolving Facility or the Revolver Commitment, the amount of such prepayment, repayment or demand or such reduction or, in the case of the termination or acceleration of the Revolving Facility or Revolver Commitment, or failure to pay on the Maturity Date, the amount of the Revolving Facility;

multiplied by

(A)(1) three percent (3.00%) if such prepayment, repayment, demand, reduction, termination, acceleration or failure to pay occurs on or prior to the first (1st) anniversary of the Closing Date, (2) two percent (2.00%) if such prepayment, repayment, demand, reduction, acceleration or failure to pay occurs after the first (1st) anniversary of the Closing Date but on or prior to the second (2nd) anniversary of the Closing Date, (3) one percent (1.00%) if such prepayment, repayment, demand, reduction, acceleration or failure to pay occurs after the second (2nd) anniversary of the Closing Date but on or prior to the third (3rd) anniversary of the Closing Date (provided the rate shall be zero percent (0.00%) during the last ninety (90) days prior to the Maturity Date).

(ii) Borrowers' election to reduce or terminate the Revolver Commitment in whole or in part shall be delivered to Agent in writing by the Administrative Borrower (a "Principal Reduction Notice") at least thirty (30) calendar days (or such shorter period as may be agreed by Agent in its sole discretion) prior to the date of such reduction, termination and/or prepayment. A Principal Reduction Notice shall be irrevocable when delivered to Agent; provided, that a Principal Reduction Notice may be conditioned on the closing of a refinancing of this Agreement and the other Loan Documents.

(iii) Liquidated Damages, if any, shall constitute part of the Obligations, in view of the impracticability and extreme difficulty of ascertaining actual damages and by mutual agreement of the parties as to a reasonable calculation of each Lender's lost profits as a result thereof. Any Liquidated Damages payable in accordance with this Section 2.10(e) shall be presumed to be the liquidated damages sustained by each Lender as the result of any of the events described in clause (i) above and the Loan Parties agree that such Liquidated Damages are reasonable under the circumstances currently existing. For the avoidance of doubt, Liquidated Damages, if any, shall also be payable (A) in the event the Obligations (and/or this Agreement) are satisfied or released by foreclosure (whether by power of judicial proceeding), deed in lieu of foreclosure or by any other means and/or (B) upon the satisfaction, release, payment, restructuring, reorganization, replacement, reinstatement, defeasance or compromise of any of the Obligations (and/or this Agreement) in any Insolvency Proceeding or other proceeding pursuant to any debtor relief laws, foreclosure (whether by power of judicial proceeding or otherwise), deed in lieu of foreclosure or by any other means or the making of a distribution of any kind in any insolvency proceeding to Agent, for the account of the Lender Group, in full or partial satisfaction of the Obligations. THE LOAN PARTIES EXPRESSLY WAIVE THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING LIQUIDATED DAMAGES IN CONNECTION WITH ANY OF THE EVENTS

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DESCRIBED IN CLAUSE (i) ABOVE INCLUDING IN CONNECTION WITH ANY VOLUNTARY OR INVOLUNTARY ACCELERATION OF THE OBLIGATIONS PURSUANT TO ANY INSOLVENCY PROCEEDING OR OTHER PROCEEDING PURSUANT TO ANY DEBTOR RELIEF LAWS OR PURSUANT TO A PLAN OF

REORGANIZATION. The Loan Parties expressly agree that: (w) the Liquidated Damages are reasonable and are the product of an arm's length transaction between sophisticated business people, ably represented by counsel; (x) the Liquidated Damages shall be payable notwithstanding the then prevailing market rates at the time payment is made; (y) there has been a course of conduct between Lenders and the Loan Parties giving specific consideration in this transaction for such agreement to pay the Liquidated Damages; and (z) the Loan Parties shall be estopped hereafter from claiming differently than as agreed to in this paragraph. The Loan Parties expressly acknowledge that their agreement to pay the Liquidated Damages to the Lender Group as herein described is a material inducement to Lenders to make the Loans.

(f)Intended Tax Treatment. All parties intend to treat the fees and other amounts described in this Section 2.10 due directly or indirectly to the Lenders as original issue discount or additional interest on the Obligations for U.S. federal and state income tax purposes to the extent permissible under applicable law.

2.11   **Letters of Credit.**

(a)Subject to the terms and conditions of this Agreement, upon the request of Borrowers made in accordance herewith, and prior to the Maturity Date, Agent agrees to cause to have issued a requested Letter of Credit for the account of Borrowers. By submitting a request to Agent for the issuance of a Letter of Credit, Borrowers shall be deemed to have requested that Issuing Bank issue the requested Letter of Credit. Each request for the issuance of a Letter of Credit, or the amendment, renewal, or extension of any outstanding Letter of Credit, shall be irrevocable and shall be made on a Business Day in writing by an Authorized Person and delivered to Agent via an electronic method of transmission reasonably acceptable to Agent and reasonably in advance of the requested date of issuance, amendment, renewal, or extension. Each such request shall be in form and substance reasonably satisfactory to Agent and to Issuing Bank and (i) shall specify (A) the amount of such Letter of Credit, (B) the date of issuance, amendment, renewal, or extension of such Letter of Credit, (C) the proposed expiration date of such Letter of Credit, (D) the name and address of the beneficiary of the Letter of Credit, and (E) such other information (including, the conditions to drawing, and, in the case of an amendment, renewal, or extension, identification of the Letter of Credit to be so amended, renewed, or extended) as shall be necessary to prepare, amend, renew, or extend such Letter of Credit, and (ii) shall be accompanied by such Issuer Documents as Agent or Issuing Bank may request or require, to the extent that such requests or requirements are consistent with the Issuer Documents that Issuing Bank generally requests for Letters of Credit in similar circumstances. Agent shall promptly transmit copies of each such request to each Lender and to Issuing Bank. Agent's records of the content of any such request will be conclusive.

(b)Issuing Bank shall have no obligation to issue, and Agent shall have no obligation to cause to be issued, a Letter of Credit if any of the following would result after giving effect to the requested issuance:

(i)   the Letter of Credit Usage would exceed $5,000,000, or

(ii)   the number of outstanding Letters of Credit would exceed five (5),

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or

   (iii) the Letter of Credit Usage would exceed the result of (A) the Maximum Revolver Amount, less (B) the outstanding principal amount of Revolving Loans, less (C) the aggregate amount of all requested Letters of Credit not yet issued or denied at such time, less (D) without duplication, the aggregate amount of all Reserves in effect at such time,

   (iv) the Letter of Credit Usage would exceed the result of (A) the Borrowing Base at such time, less (B) the outstanding principal balance of the Revolving Loans at such time, less (C) the aggregate amount of all requested Letters of Credit not yet issued or denied at such time; or

   (v) such Letter of Credit has an expiration date occurring later than the earlier of (A) one year after the date of issuance thereof, unless otherwise agreed upon by Agent and Issuing Bank, and (B) the date that is five (5) Business Days prior to the Maturity Date; provided, that a Letter of Credit may, upon the request of the Administrative Borrower, include a provision whereby such Letter of Credit shall be renewed automatically for additional consecutive periods of one year or less (but not beyond the date that is five (5) Business Days prior to the Maturity Date).

   (c)In the event there is a Defaulting Lender as of the date of any request for the issuance of a Letter of Credit, the Issuing Bank shall not be required to issue, and Agent shall not be required to arrange for, such Letter of Credit to the extent (i) the Defaulting Lender's Letter of Credit Exposure with respect to such Letter of Credit may not be reallocated pursuant to Section 2.03(f)(ii), or (ii) the Issuing Bank has not otherwise entered into arrangements reasonably satisfactory to it and Borrowers to eliminate the Issuing Bank's risk with respect to the participation in such Letter of Credit of the Defaulting Lender, which arrangements may include Borrowers Cash Collateralizing such Defaulting Lender's Letter of Credit Exposure in accordance with Section 2.03(f)(ii). Additionally, Issuing Bank shall have no obligation to issue, and Agent shall not be required to arrange for, a Letter of Credit if (A) any order, judgment, or decree of any Governmental Authority or arbitrator shall, by its terms, purport to enjoin or restrain Issuing Bank from issuing such Letter of Credit, or any law applicable to Issuing Bank or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over Issuing Bank shall prohibit or request that Issuing Bank refrain from the issuance of letters of credit generally or such Letter of Credit in particular, (B) the issuance of such Letter of Credit would violate one or more policies of Issuing Bank applicable to letters of credit generally, or (C) if amounts demanded to be paid under any Letter of Credit will or may not be in United States Dollars.

   (d)Any Issuing Bank (other than Agent or any of its Affiliates) shall notify Agent in writing no later than the Business Day immediately following the Business Day on which such Issuing Bank issued any Letter of Credit; provided that until Agent advises any such Issuing Bank that the provisions of Section 3.02 are not satisfied, such Issuing Bank shall be required to

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so notify Agent in writing only once each week of the Letters of Credit issued by such Issuing Bank during the immediately preceding week as well as the daily amounts outstanding for the prior week, such notice to be furnished on such day of the week as Agent and such Issuing Bank may agree. Each Letter of Credit shall be a standby letter of credit in form and substance reasonably acceptable to Issuing Bank, including the requirement that the amounts payable thereunder must be payable in Dollars. If Issuing Bank makes a payment under a Letter of Credit, Borrowers shall pay to Agent an amount equal to the applicable Letter of Credit Disbursement on the Business Day such Letter of Credit Disbursement is made and, in the absence of such payment, the amount of the Letter of Credit Disbursement immediately and automatically shall be deemed to be a Revolving Loan hereunder and for the avoidance of doubt, shall constitute Revolver Usage (notwithstanding any failure to satisfy any condition precedent set forth in Article III) and, initially, shall bear interest at the rate then applicable to Revolving Loans. If a Letter of Credit Disbursement is deemed to be a Revolving Loan hereunder, Borrowers' obligation to pay the amount of such Letter of Credit Disbursement to Issuing Bank shall be automatically converted into an obligation to pay the resulting Revolving Loan. Promptly following receipt by Agent of any payment from Borrowers pursuant to this paragraph, Agent shall distribute such payment to Issuing Bank or, to the extent that Revolving Lenders have made payments pursuant to Section 2.11(e) to reimburse Issuing Bank, then to such Revolving Lenders and Issuing Bank as their interests may appear.

(e)Promptly following receipt of a notice of a Letter of Credit Disbursement pursuant to Section 2.11(d), each Revolving Lender agrees to fund its Pro Rata Share of any Revolving Loan deemed made pursuant to Section 2.11(d) on the same terms and conditions as if Borrowers had requested the amount thereof as a Revolving Loan and Agent shall promptly pay to Issuing Bank the amounts so received by it from the Revolving Lenders. By the issuance of a Letter of Credit (or an amendment, renewal, or extension of a Letter of Credit) and without any further action on the part of Issuing Bank or the Revolving Lenders, Issuing Bank shall be deemed to have granted to each Revolving Lender, and each Revolving Lender shall be deemed to have purchased, a participation in each Letter of Credit issued by Issuing Bank, in an amount equal to its Pro Rata Share of such Letter of Credit, and each such Revolving Lender agrees to pay to Agent, for the account of Issuing Bank, such Revolving Lender's Pro Rata Share of any Letter of Credit Disbursement made by Issuing Bank under the applicable Letter of Credit. In consideration and in furtherance of the foregoing, each Revolving Lender hereby absolutely and unconditionally agrees to pay to Agent, for the account of Issuing Bank, such Revolving Lender's Pro Rata Share of each Letter of Credit Disbursement made by Issuing Bank and not reimbursed by Borrowers on the date due as provided in Section 2.11(d), or of any reimbursement payment that is required to be refunded (or that Agent or Issuing Bank elects, based upon the advice of counsel, to refund) to Borrowers for any reason. Each Revolving Lender acknowledges and agrees that its obligation to deliver to Agent, for the account of Issuing Bank, an amount equal to its respective Pro Rata Share of each Letter of Credit Disbursement pursuant to this Section 2.11(e) shall be absolute and unconditional and such remittance shall be made notwithstanding the occurrence or continuation of an Event of Default or Default or the failure to satisfy any condition set forth in Article III. If any such Revolving Lender fails to make available to Agent the amount of such Revolving Lender's Pro Rata Share of a Letter of Credit Disbursement as provided in this Section, such Revolving Lender shall be deemed to be a Defaulting Lender and Agent (for the account of Issuing Bank) shall be entitled to recover such amount on demand from such Revolving Lender together with interest thereon at the Defaulting Lender Rate until paid in full.

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(f)Borrowers agree to indemnify, defend and hold harmless each member of the Lender Group (including Issuing Bank and its branches, Affiliates, and correspondents) and each other Indemnified Person (each, including Issuing Bank, a "Letter of Credit Related Person") (to the fullest extent permitted by law) from and against any and all claims, demands, suits, actions, investigations, proceedings, liabilities, fines, costs, penalties, and damages, and all reasonable fees and disbursements of attorneys, experts, or consultants and all other costs and expenses actually incurred in connection therewith or in connection with the enforcement of this indemnification (as and when they are incurred and irrespective of whether suit is brought), which may be incurred by or awarded against any such Letter of Credit Related Person (other than claims primarily related to Taxes, which shall be governed by Article XVI) (the "Letter of Credit Indemnified Costs"), and which arise out of or in connection with, or as a result of:

(i)   any Letter of Credit or any pre-advice of its issuance;

(ii)   any transfer, sale, delivery, surrender or endorsement of any Drawing Document at any time(s) held by any such Letter of Credit Related Person in connection with any Letter of Credit;

(iii)   any action or proceeding arising out of, or in connection with, any Letter of Credit (whether administrative, judicial or in connection with arbitration), including any action or proceeding to compel or restrain any presentation or payment under any Letter of Credit, or for the wrongful dishonor of, or honoring a presentation under, any Letter of Credit;

(iv)   any independent undertakings issued by the beneficiary of any Letter of Credit;

(v)   any unauthorized instruction or request made to Issuing Bank in connection with any Letter of Credit or requested Letter of Credit or error in computer or electronic transmission;

(vi)   an adviser, confirmer or other nominated person seeking to be reimbursed, indemnified or compensated;

(vii) any third party seeking to enforce the rights of an applicant, beneficiary, nominated person, transferee, assignee of Letter of Credit proceeds or holder of an instrument or document;

(viii) the fraud, forgery or illegal action of parties other than the Letter of Credit Related Person;

(ix)   Issuing Bank's performance of the obligations of a confirming institution or entity that wrongfully dishonors a confirmation; or

(x)   the acts or omissions, whether rightful or wrongful, of any present or future de jure or de facto governmental or regulatory authority or cause or event beyond the control of the Letter of Credit Related Person;

in each case, including that resulting from the Letter of Credit Related Person's own negligence; provided, however, that such indemnity shall not be available to any Letter of Credit Related Person claiming indemnification under clauses (i) through (x) above to the extent that such Letter of Credit Indemnified Costs may be finally determined in a final, non-appealable judgment of a court of competent jurisdiction to have resulted directly from the gross negligence or willful misconduct of the Letter of Credit Related Person claiming indemnity. Borrowers hereby agree to pay the Letter of Credit Related Person claiming indemnity on demand from time to time all amounts owing under this Section 2.11(f). If and to the extent that the obligations of Borrowers under this Section 2.11(f) are unenforceable for any reason, Borrowers agree to make the maximum contribution to the Letter of Credit Indemnified Costs permissible under applicable law. This indemnification provision shall survive termination of this Agreement and all Letters of Credit.

(g)The liability of Issuing Bank (or any other Letter of Credit Related Person) under, in connection with or arising out of any Letter of Credit (or pre-advice), regardless of the form or legal grounds of the action or proceeding, shall be limited to direct damages suffered by Borrowers that are caused directly by Issuing Bank's gross negligence or willful misconduct in (i) honoring a presentation under a Letter of Credit that on its face does not at least substantially comply with the terms and conditions of such Letter of Credit, (ii) failing to honor a presentation under a Letter of Credit that strictly complies with the terms and conditions of such Letter of Credit or (iii) retaining Drawing Documents presented under a Letter of Credit. Issuing Bank shall be deemed to have acted with due diligence and reasonable care if Issuing Bank's conduct is in accordance with Standard Letter of Credit Practice or in accordance with this Agreement. Borrowers' aggregate remedies against Issuing Bank and any Letter of Credit Related Person for wrongfully honoring a presentation under any Letter of Credit or wrongfully retaining honored Drawing Documents shall in no event exceed the aggregate amount paid by Borrowers to Issuing Bank in respect of the honored presentation in connection with such Letter of Credit under Section 2.11(d), plus interest at the rate then applicable to Revolving Loans hereunder. Borrowers shall take action to avoid and mitigate the amount of any damages claimed against Issuing Bank or any other Letter of Credit Related Person, including by enforcing its rights against the beneficiaries of the Letters of Credit. Any claim by Borrowers under or in connection with any Letter of Credit shall be reduced by an amount equal to the sum of (x) the amount (if any) saved by Borrowers as a result of the breach or alleged wrongful conduct complained of; and (y) the amount (if any) of the loss that would have been avoided had Borrowers taken all reasonable steps to mitigate any loss, and in case of a claim of wrongful dishonor, by specifically and timely authorizing Issuing Bank to effect a cure.

(h)Borrowers are responsible for preparing or approving the final text of the Letter of Credit as issued by Issuing Bank, irrespective of any assistance Issuing Bank may provide such as drafting or recommending text or by Issuing Bank's use or refusal to use text submitted by Borrowers. Borrowers are solely responsible for the suitability of the Letter of Credit for Borrowers' purposes. With respect to any Letter of Credit containing an "automatic amendment" to extend the expiration date of such Letter of Credit, Issuing Bank, in its sole and absolute discretion, may give notice of nonrenewal of such Letter of Credit and, if Borrowers do not at any time want such Letter of Credit to be renewed, Borrowers will so notify Agent and Issuing Bank at least 15 calendar days before Issuing Bank is required to notify the beneficiary of such Letter of

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Credit or any advising bank of such nonrenewal pursuant to the terms of such Letter of Credit.

(i) Borrowers' reimbursement and payment obligations under this Section 2.11 are absolute, unconditional and irrevocable and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever, including:

(i) any lack of validity, enforceability or legal effect of any Letter of Credit or this Agreement or any term or provision therein or herein;

(ii) payment against presentation of any draft, demand or claim for payment under any Drawing Document that does not comply in whole or in part with the terms of the applicable Letter of Credit or which proves to be fraudulent, forged or invalid in any respect or any statement therein being untrue or inaccurate in any respect, or which is signed, issued or presented by a Person or a transferee of such Person purporting to be a successor or transferee of the beneficiary of such Letter of Credit;

(iii) Issuing Bank or any of its branches or Affiliates being the beneficiary of any Letter of Credit;

(iv) Issuing Bank or any correspondent honoring a drawing against a Drawing Document up to the amount available under any Letter of Credit even if such Drawing Document claims an amount in excess of the amount available under the Letter of Credit;

(v) the existence of any claim, set-off, defense or other right that any Borrower or any other Person may have at any time against any beneficiary, any assignee of proceeds, Issuing Bank or any other Person;

(vi) any other event, circumstance or conduct whatsoever, whether or not similar to any of the foregoing that might, but for this Section 2.11(i), constitute a legal or equitable defense to or discharge of, or provide a right of set-off against, Borrowers' reimbursement and other payment obligations and liabilities, arising under, or in connection with, any Letter of Credit, whether against Issuing Bank, the beneficiary or any other Person; or

(vii) the fact that any Default or Event of Default shall have occurred and

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be continuing;

provided, however, that subject to Section 2.11(g) above, the foregoing shall not release Issuing Bank from such liability to Borrowers as may be finally determined in a final, non-appealable judgment of a court of competent jurisdiction against Issuing Bank following reimbursement or payment of the obligations and liabilities, including reimbursement and other payment obligations, of Borrowers to Issuing Bank arising under, or in connection with, this Section 2.11 or any Letter of Credit.

(j) Without limiting any other provision of this Agreement, Issuing Bank and each other Letter of Credit Related Person (if applicable) shall not be responsible to Borrowers for, and Issuing Bank's rights and remedies against Borrowers and the obligation of Borrowers to reimburse Issuing Bank for each drawing under each Letter of Credit shall not be impaired by:

(i)   honor of a presentation under any Letter of Credit that on its face substantially complies with the terms and conditions of such Letter of Credit, even if the Letter of Credit requires strict compliance by the beneficiary;

(ii)   honor of a presentation of any Drawing Document that appears on its face to have been signed, presented or issued (A) by any purported successor or transferee of any beneficiary or other Person required to sign, present or issue such Drawing Document or (B) under a new name of the beneficiary;

(iii)   acceptance as a draft of any written or electronic demand or request for payment under a Letter of Credit, even if nonnegotiable or not in the form of a draft or notwithstanding any requirement that such draft, demand or request bear any or adequate reference to the Letter of Credit;

(iv)   the identity or authority of any presenter or signer of any Drawing Document or the form, accuracy, genuineness or legal effect of any Drawing Document (other than Issuing Bank's determination that such Drawing Document appears on its face substantially to comply with the terms and conditions of the Letter of Credit);

(v)   acting upon any instruction or request relative to a Letter of Credit or requested Letter of Credit that Issuing Bank in good faith believes to have been given by a Person authorized to give such instruction or request;

(vi)   any errors, omissions, interruptions or delays in transmission or delivery of any message, advice or document (regardless of how sent or transmitted) or for errors in interpretation of technical terms or in translation or any delay in giving or failing to give notice to Borrowers;

(vii)   any acts, omissions or fraud by, or the insolvency of, any beneficiary, any nominated person or entity or any other Person or any breach of contract between the beneficiary and Borrowers or any of the parties to the underlying transaction to which the Letter of Credit relates;

(viii) assertion or waiver of any provision of the ISP or UCP that primarily

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benefits an issuer of a letter of credit, including any requirement that any Drawing Document be presented to it at a particular hour or place;

(ix) payment to any paying or negotiating bank (designated or permitted by the terms of the applicable Letter of Credit) claiming that it rightfully honored or is entitled to reimbursement or indemnity under Standard Letter of Credit Practice applicable to it;

(x) acting or failing to act as required or permitted under Standard Letter of Credit Practice applicable to where Issuing Bank has issued, confirmed, advised or negotiated such Letter of Credit, as the case may be;

(xi) honor of a presentation after the expiration date of any Letter of Credit notwithstanding that a presentation was made prior to such expiration date and

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dishonored by Issuing Bank if subsequently Issuing Bank or any court or other finder of fact determines such presentation should have been honored;

(xii) dishonor of any presentation that does not strictly comply or that is fraudulent, forged or otherwise not entitled to honor; or

(xiii) honor of a presentation that is subsequently determined by Issuing Bank to have been made in violation of international, federal, state or local restrictions on the transaction of business with certain prohibited Persons.

(k) Borrowers shall pay immediately upon demand to Agent as non-refundable fees, commissions, and charges (it being acknowledged and agreed that any charging of such fees, commissions and charges to the Loan Account pursuant to the provisions of Section 2.06(d) shall be deemed to constitute a demand for payment thereof for the purposes of this Section 2.11(k)):
(i) a fronting fee which shall be imposed by Agent for the account of Issuing Bank upon the issuance of each Letter of Credit of 0.50% per annum of the face amount thereof, *plus* (ii) any and all other customary commissions, administrative and other issuance, amendment, payment and negotiation fees and charges and other carrying costs then in effect imposed by, and any and all expenses incurred by, Agent and/or Issuing Bank or by any confirming institution or entity relating to Letters of Credit, at the time of issuance of any Letter of Credit and upon the occurrence of any other activity with respect to any Letter of Credit (including transfers, assignments of proceeds, amendments, drawings, renewals or cancellations). In the event Agent does not make demand for payment by Borrowers for any such fees, commissions and charges described in this Section 2.11(k), each Lender agrees to reimburse Issuing Bank for its Pro Rata Share of such amounts, and Agent shall net such amounts against the Letter of Credit Fee payable to each such Lender pursuant to Section 2.06(b).

(l) Unless otherwise expressly agreed by Issuing Bank and Borrowers when a Letter of Credit is issued, (i) each Letter of Credit shall be a standby Letter of Credit, (i) the rules of the ISP and the UCP shall apply to each standby Letter of Credit and (ii) the rules of the UCP shall apply to any commercial Letter of Credit; provided that no Issuing Bank shall have any obligation hereunder to issue a commercial Letter of Credit.

(m) In the event of a direct conflict between the provisions of this Section 2.11 and any provision contained in any Issuer Document, it is the intention of the parties hereto that such provisions be read together and construed, to the fullest extent possible, to be in concert with each other. In the event of any actual, irreconcilable conflict that cannot be resolved as aforesaid, the terms and provisions of this Section 2.11 shall control and govern.

2.12   **Capital Requirements.**

(a) If, after the date hereof, Issuing Bank or any Lender determines that (i) any Change in Law affecting Issuing Bank, such Lender or any lending office of Issuing Bank or such Lender regarding capital or reserve requirements, or (ii) compliance by Issuing Bank or such Lender, or their respective holding companies, with any guideline, request or directive of any Governmental Authority regarding capital adequacy (whether or not having the force of law), has the effect of reducing the return on Issuing Bank's, such Lender's, or such holding companies'

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capital as a consequence of Issuing Bank's or such Lender's commitments, Loans, participations or other obligations hereunder to a level below that which Issuing Bank, such Lender, or such holding companies could have achieved but for such Change in Law or compliance (taking into consideration Issuing Bank's, such Lender's, or such holding companies' then existing policies with respect to capital adequacy and assuming the full utilization of such entity's capital) by any amount deemed by Issuing Bank or such Lender to be material, then Issuing Bank or such Lender may notify Administrative Borrower and Agent thereof. Following receipt of such notice, Borrowers agree to pay Issuing Bank or such Lender on demand the amount of such reduction of return of capital as and when such reduction is determined, payable within thirty (30) days after presentation by Issuing Bank or such Lender of a statement in the amount and setting forth in reasonable detail Issuing Bank's or such Lender's calculation thereof and the assumptions upon which such calculation was based (which statement shall be deemed true and correct absent manifest error). In determining such amount, Issuing Bank or such Lender may use any reasonable averaging and attribution methods. Failure or delay on the part of Issuing Bank or any Lender to demand compensation pursuant to this Section shall not constitute a waiver of Issuing Bank's or such Lender's right to demand such compensation; provided that Borrowers shall not be required to compensate Issuing Bank or a Lender pursuant to this Section for any reductions in return incurred more than one hundred eighty (180) days prior to the date that Issuing Bank or such Lender notifies Borrowers of such Change in Law giving rise to such reductions and of such Lender's intention to claim compensation therefor; provided further that if such claim arises by reason of the Change in Law that is retroactive, then the one hundred eighty (180)-day period referred to above shall be extended to include the period of retroactive effect thereof.

(b) If Issuing Bank or any Lender requests additional or increased costs referred to in Section 2.06(j) or Section 2.11(l) or amounts under Section 2.12(a) or sends a notice under Section 2.06(h) relative to changed circumstances (such Issuing Bank or Lender, an "Affected Lender"), then such Affected Lender shall use reasonable efforts to promptly designate a different one of its lending offices or to assign its rights and obligations hereunder to another of its offices or branches, if (i) in the reasonable judgment of such Affected Lender, such designation or assignment would eliminate or reduce amounts payable pursuant to Section 2.06(j), Section 2.11(l), or Section 2.12(a), as applicable, or would eliminate the illegality or impracticality of funding or maintaining Loans bearing interest at the SOFR Rate or the Benchmark, and (ii) in the reasonable judgment of such Affected Lender, such designation or assignment would not subject it to any material unreimbursed cost or expense and would not otherwise be materially disadvantageous to it. Borrowers agree to pay all reasonable out-of-pocket costs and expenses incurred by such Affected Lender in connection with any such designation or assignment. If, after such reasonable efforts, such Affected Lender does not so designate a different one of its lending offices or assign its rights to another of its offices or branches so as to eliminate Borrowers' obligations to pay any future amounts to such Affected Lender pursuant to Section 2.11(l), Section 2.06(j) or Section 2.12(a), as applicable, or to enable Borrowers to obtain Loans determined based on the SOFR Rate or the Benchmark, then Borrowers (without prejudice to any amounts then due to such Affected Lender under Section 2.06(j), Section 2.11(l), or Section 2.12(a), as applicable) unless prior to the effective date of any such assignment the Affected Lender withdraws its request for such additional amounts under Section 2.06(j), Section 2.11(l), or Section 2.12(a), as applicable, or indicates that it is no longer unlawful or impractical to fund or maintain Loans determined based on the SOFR Rate or the Benchmark, may designate a different Issuing Bank or

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substitute a Lender, in each case, reasonably acceptable to Agent to purchase the

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Obligations owed to such Affected Lender and such Affected Lender's commitments hereunder in accordance with Section 14.02.

(c)Notwithstanding anything herein to the contrary, the protection of Sections Section 2.06(h) and (j), 2.11(l), and 2.12 shall be available to Issuing Bank and each Lender (as applicable) regardless of any possible contention of the invalidity or inapplicability of the law, rule, regulation, judicial ruling, judgment, guideline, treaty or other change or condition which shall have occurred or been imposed, so long as it shall be customary for issuing banks or lenders affected thereby to comply therewith.

2.13   **Increased Costs.** If any Change in Law shall:

(a)impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender or any Issuing Bank;

(b)   subject any member of the Lender Group to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (d) of the definition of Excluded Taxes and (C) Connection Income Taxes); or

(c)impose on any Lender or Issuing Bank any other condition, cost or expense (other than Taxes) affecting this Agreement or Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender or any of the Lender Group of making, continuing or maintaining any Loan or of maintaining its obligation to make any such Loan, or to increase the cost to such Lender, Issuing Bank or any member of the Lender Group of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender, Issuing Bank or any member of the Lender Group hereunder (whether of principal, interest or any other amount) then, upon request of such Lender, Issuing Bank or member of the Lender Group, the Borrowers, jointly and severally, within five (5) Business Days of demand therefor, will pay to such Lender, Issuing Bank or member of the Lender Group, as the case may be, such additional amount or amounts as will compensate such Lender, Issuing Bank or member of the Lender Group, as the case may be, for such additional costs incurred or reduction suffered.

2.14   **Bank Accounts and Collections.**

(a)The Loan Parties shall establish and maintain cash management services of a type and on terms reasonably satisfactory to Agent at BMO Bank or one or more other banks reasonably satisfactory to Agent ("Cash Management Banks"). On or prior to the Closing Date (subject to Section 5.19), each Loan Party will enter into a Deposit Account Control Agreement with the applicable Cash Management Bank for each Deposit Account of Loan Parties (other than an Excluded Account). Schedule B-1 sets forth a complete listing of Deposit Accounts for each Loan Party as of the Closing Date, including the identification of the Loan Party ownership, the name and address of the applicable Cash Management Bank, the account number, the purpose or

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usage of the account, and a designation of the account as a Full Control Account, Springing Control Account or Excluded Account.

(b)Each Deposit Account Control Agreement shall provide, among other things, that the applicable Cash Management Bank will comply with any instructions originated by Agent directing the disposition of the funds in the applicable Deposit Account subject to such Control Agreement, without further consent by the applicable Loan Party. With respect to each Springing Control Account, unless a Cash Dominion Event has occurred, Agent will not elect to provide instructions to the applicable Cash Management Bank regarding the disposition of funds in such account. Upon a Cash Dominion Event and during the continuance of a Cash Dominion Trigger Period, Agent will maintain the right, in its sole discretion, to exercise rights provided for in each Deposit Account Control Agreement, including requiring the applicable Cash Management Bank to forward funds in the applicable Deposit Account to Agent's Account; provided, that, prior to the exercise of such rights, at Agent's sole election, all amounts received in such Springing Control Account shall be sent on each Business Day by wire transfer or ACH payment to Agent's Account for application at the end of each Business Day to the payment of the Obligations (in the order of priority set forth in, prior to the occurrence of an Application Event, Section 2.04(b)(i) and, during the continuation of an Application Event, Section 2.04(b)(ii)).

(c)Agent shall credit to the payment of the Obligations any funds received by Agent for which Agent has received notice that such funds are collected and available to Agent (i) on the same day of Agent's receipt of such notice if such notice is received by Agent on or before 2:00 p.m. on a Business Day, and (ii) on the Business Day immediately following Agent's receipt of such notice if such notice is received by Agent after 2:00 p.m. on a Business Day, or if such notice is received by Agent on a day that is not a Business Day. It is understood and agreed that the transfer and crediting of funds from a Springing Control Account or Full Control Account may take up to two Business Days.

(d)Subject to Section 5.19, each Loan Party will deposit or cause to be deposited, no later than the first Business Day after the date of receipt thereof, all proceeds in respect of any Collateral, all collections (of a nature susceptible to a deposit in a bank account) and all other amounts received by such Loan Party (including payments made by Account Debtors directly to such Loan Party and remittances on credit card sales) into a Deposit Account that is subject to a Deposit Account Control Agreement (or to a lockbox, to the extent funds collected therefrom are deposited directly into a Deposit Account that is subject Deposit Account Control Agreement).

(e)Subject to Section 5.19, no Loan Party shall maintain or permit any of its Subsidiaries to maintain cash, Cash Equivalents, or other amounts in any Deposit Account (other than an Excluded Account, in the ordinary course of business), unless Agent shall have received a Deposit Account Control Agreement in respect of each such account.

(f)Each Loan Party shall cause each Person processing or collecting any credit card payments or proceeds of receivables on behalf of the Loan Parties to deliver such payments or proceeds promptly, but not less frequently than each Business Day, into a Deposit Account that is subject to a Deposit Account Control Agreement.

(g)If at any time, any Loan Party receives or otherwise has dominion and control

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of any proceeds or collections in contravention of this Section 2.14, such proceeds and collections shall (i) be held in trust by such Loan Party for benefit of Agent, (ii) not be commingled with any of such Loan Party's other funds or deposited in any account of such Loan Party, and

(iii) be deposited into Agent's Account or dealt with in such other fashion as such Loan Party may be instructed by Agent, no later than the Business Day after receipt thereof.

ARTICLE III CONDITIONS;
TERM OF AGREEMENT.

3.01 **Conditions Precedent to the Initial Extension of Credit.** The obligation of each Lender to make its initial Loans and of Agent to cause Issuing Bank to issue the initial Letters of Credit are subject to the fulfillment, to the satisfaction of Agent and each Lender, of each of the following conditions precedent (the making of such initial extensions of credit by a Lender being conclusively deemed to be its satisfaction or waiver of the conditions precedent):

(a)   the Closing Date shall occur on or before March 12, 2025;

(b) Agent shall have received appropriate financing statements on Form UCC- 1 duly filed (or to be filed) in such office or offices as may be necessary or, in the opinion of Agent, desirable to perfect Agent's Liens in and to the Collateral;

(c) Agent shall have received each of the following documents, in form and substance satisfactory to Agent, duly executed and delivered, and each such document shall be in full force and effect:

(i)   this Agreement;

(ii)   a completed Borrowing Base Certificate dated as of March 12, 2025;

(iii) the Control Agreements required to be delivered on the Closing Date pursuant to this Agreement,

(iv)   the Fee Letter,

(v)   the Guaranty and Security Agreement,

(vi)   the AECOM Letter of Credit,

(vii)   the AECOM Guaranty;

(viii)   the Intercompany Subordination Agreement,

(ix)   the AECOM Subordination Agreement;

(x)   a Perfection Certificate, and

(xi)   the Flow of Funds Agreement;

Loan Party:

(d)

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(i)   attesting to the resolutions of such Loan Party's Board of Directors authorizing its execution, delivery, and performance of the Loan Documents to which it is a party,

(ii) authorizing specific officers of such Loan Party to execute the same, attesting to the incumbency and signatures of such specific officers of such Loan Party,

(iii) attesting to copies of each Loan Party's Governing Documents, as amended, modified, or supplemented to the Closing Date, which Governing Documents shall be (A) certified by an Authorized Person of such Loan Party, and (B) with respect to Governing Documents that are charter documents, certified as of a recent date (not more than thirty (30) days prior to the Closing Date) by the appropriate governmental official,

(iv) attesting to certificates of status with respect to each Loan Party, dated within ten (10) days of the Closing Date, such certificates to be issued by the appropriate officer of the jurisdiction of organization, incorporation or formation, as applicable, of such Loan Party, which certificates shall indicate that such Loan Party is in good standing in such jurisdiction, and

(v) attesting to certificates of status with respect to each Loan Party, each dated within thirty (30) days of the Closing Date, such certificates to be issued by the appropriate officer of the jurisdictions (other than the jurisdiction of organization, incorporation or formation, as applicable, of such Loan Party) in which such Loan Party's failure to be duly qualified or licensed would constitute a Material Adverse Effect, which certificates shall indicate that such Loan Party is in good standing in such jurisdictions;

(e) after giving effect to the Loans funded on the Closing Date, the payment of all fees and expenses required to be paid by Borrowers, Availability shall be equal to or greater than $3,500,000 and Liquidity shall be greater than or equal to $60,000,000;

(f) Agent shall have received a fully executed pay-off letter with respect to the Existing Credit Facility and all other Indebtedness for borrowed money of the Loan Parties and their Subsidiaries, other than the AECOM Loan Agreement Debt, together with UCC termination statements and other documentation evidencing the termination by existing lenders of Liens in and to the properties and assets of Loan Parties and their Subsidiaries;

(g) Reserved;

(h) Agent shall have received all certificates of insurance, together with the endorsements thereto, as are required by Section 5.06, the form and substance of which shall be satisfactory to Agent;

(i) Agent shall have received satisfactory evidence (including a certificate of an Authorized Financial Officer of Holdings) that all tax returns required to be filed by Holdings and its Subsidiaries have been timely filed and all Taxes upon Holdings and its Subsidiaries or

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their properties, assets, income, and franchises (including real property taxes, sales taxes, and payroll taxes) have been paid prior to delinquency;

(j)Agent shall have received opinions of the Loan Parties' counsel in form and substance satisfactory to Agent;

(k)Agent shall have completed its business, legal, and collateral due diligence, including (i) a collateral audit and review of Borrowers' and their Subsidiaries' books and records and verification of Borrowers' representations and warranties to Agent and the Lenders, the results of which shall be satisfactory to Agent, (ii) an inspection of each of the locations where the Borrowers' and their Subsidiaries' Collateral is located, the results of which shall be satisfactory to Agent, (iii) satisfactory review by Agent of all contracts with Federal, state, municipal and governmental agencies, (iv) a review of the Loan Parties' and their Subsidiaries' insurance; and (v) a review of a quality of earnings report of Holdings and its Subsidiaries, which shall be satisfactory to Agent;

(l)Agent shall have received an audit of Accounts and an appraisal of the Inventory, in each case the results of which shall be satisfactory to Agent;

(m)Agent shall have received (i) monthly financial statements of Holdings and its Subsidiaries as of the date ending at least thirty (30) days prior to the Closing Date, (ii) audited financial statements of Holdings and its Subsidiaries dated as of December 28, 2023, and (iii) monthly financial projections of Holdings and its Subsidiaries for the current fiscal year, in form and substance reasonably satisfactory to Agent;

(n)Borrowers shall have paid, or shall pay concurrently with the execution and delivery of this Agreement, all Lender Group Expenses incurred in connection with the transactions evidenced by this Agreement;

(o)Agent shall have received a certificate signed by an Authorized Person of Holdings (i) certifying that (A) Holdings and each of their Subsidiaries shall have received all licenses, approvals or evidence of other actions required by any Governmental Authority in connection with the execution and delivery by Borrowers or their Subsidiaries of the Loan Documents or with the consummation of the transactions contemplated thereby or that no such licenses, approvals or evidence are so required, and (B) each of the conditions specified in Sections 3.01(e) and Sections 3.02(a) and (b) have been satisfied;

(p)Agent shall have received a certificate signed by an Authorized Financial Officer of Holdings certifying that each Loan Party is, before and after giving effect to the transactions contemplated to occur on the Closing Date, Solvent;

(q)The final corporate and capital structure of Holdings and its Subsidiaries shall be reasonably satisfactory to Agent and the Lenders;

(r)   [Reserved];

(s)Agent and each Lender shall have received, at least five (5) days prior to the date of this Agreement, all documentation and other information required by bank regulatory

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authorities or reasonably requested by Agent or any Lender under or in respect of applicable "know your customer" and anti-money laundering Legal Requirements including the Patriot Act and, if Borrower qualifies as a "legal entity customer" under the Beneficial Ownership Regulation, a Beneficial Ownership Certification in relation to each Borrower; and

(t)all other documents and legal matters in connection with the transactions contemplated by this Agreement shall have been delivered, executed, or recorded and shall be in form and substance satisfactory to Agent.

3.02 **Conditions Precedent to all Extensions of Credit.** The obligation of the Lender Group (or any member thereof) to make any Loans hereunder (or to extend any other credit hereunder) at any time shall be subject to the following conditions precedent:

(a)the representations and warranties of each Loan Party and its Subsidiaries contained in this Agreement or in the other Loan Documents shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) on and as of the date of such extension of credit, as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of such earlier date);

(b)no Default or Event of Default shall have occurred and be continuing on the date of such extension of credit, nor shall either result from the making thereof;

(c)immediately after giving effect to such Loans and after application of the proceeds thereof or after such issuance, Revolver Usage will not exceed the lesser of (i) the Borrowing Base and (ii) the Maximum Revolver Amount.

(d)the receipt by Agent from Administrative Borrower of (A) (i) a Borrowing Notice pursuant to the requirements of Section 2.03(a), or (ii) a request for issuance of a Letter of Credit pursuant to the requirements of Section 2.11(a) and (B) solely with respect to Revolving Loans or Revolver Commitments, each of the items set forth in Section 5.01(a), no later than 1:00
p.m. on the date of such request.

3.03 **Effect of Maturity.** On the Maturity Date, all commitments of the Lender Group to provide additional credit hereunder shall automatically be terminated and all of the Obligations immediately shall become due and payable without notice or demand and Borrowers shall be required to repay all of the Obligations in full. No termination of the obligations of the Lender Group (other than payment in full of the Obligations and termination of the Commitments) shall relieve or discharge any Loan Party of its duties, obligations, or covenants hereunder or under any other Loan Document and Agent's Liens in the Collateral shall continue to secure the Obligations and shall remain in effect until all Obligations have been paid in full and the Commitments have been terminated. When all of the Obligations have been paid in full and the Lender Group's obligations to provide additional credit under the Loan Documents have been terminated irrevocably, Agent will, at Borrowers' sole expense, execute and deliver any termination statements, lien releases, discharges of security interests, and other similar discharge or release documents (and, if applicable, in recordable form) as are reasonably necessary to release, as of record, Agent's Liens and all notices of security interests and liens previously filed by Agent.

ARTICLE IV REPRESENTATIONS AND WARRANTIES.

In order to induce the Lender Group to enter into this Agreement, each Loan Party makes the following representations and warranties to the Lender Group which shall be true, correct, and complete, in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof), as of the Closing Date, and shall be true, correct, and complete, in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof), as of the date of the making of each Loan (or other extension of credit) made thereafter, as though made on and as of the date of such Loan (or other extension of credit) (except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of such earlier date):

4.01   **Due Organization and Qualification; Subsidiaries.**

(a)Each Loan Party (i) is duly organized, incorporated or formed and existing and in good standing under the laws of the jurisdiction of its organization, incorporation or formation, as applicable, (ii) is qualified to do business in any state where the failure to be so qualified could reasonably be expected to result in a Material Adverse Effect, and (iii) has all requisite power and authority to own and operate its properties, to carry on its business as now conducted and as proposed to be conducted, to enter into the Loan Documents to which it is a party and to carry out the transactions contemplated thereby.

(b)Set forth on Schedule 4.01(b) (as such Schedule may be updated from time to time to reflect changes resulting from transactions permitted under this Agreement) is a complete and accurate description of the authorized Equity Interests of each Loan Party and its Subsidiaries, by class, and, as of the Closing Date, a description of the number of shares of each such class that are issued and outstanding. No Loan Party or any of its Subsidiaries is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its Equity Interests or any security convertible into or exchangeable for any of its Equity Interests.

(c)Set forth on Schedule 4.01(c) (as such Schedule may be updated from time to time to reflect changes resulting from transactions permitted under this Agreement), is a complete and accurate list of the Loan Parties' direct and indirect Subsidiaries, showing: (i) the number of shares of each class of common and preferred Equity Interests authorized for each of such Subsidiaries, and (ii) the number and the percentage of the outstanding shares of each such class owned directly or indirectly by such Loan Party. All of the outstanding Equity Interests of each such Subsidiary has been validly issued and is fully paid and non-assessable.

(d)Except as set forth on Schedule 4.01(d), there are no subscriptions, options,

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warrants, or calls relating to any shares of Borrowers' or their Subsidiaries' Equity Interests, including any right of conversion or exchange under any outstanding security or other instrument.

4.02 **Due Authorization; No Conflict.**

(a)As to each Loan Party, the execution, delivery, and performance by such Loan Party of the Loan Documents to which it is a party have been duly authorized by all necessary action on the part of such Loan Party.

(b)As to each Loan Party, the execution, delivery, and performance by such Loan Party of the Loan Documents to which it is a party do not and will not (i) violate any material provision of federal, state, or local law or regulation applicable to any Loan Party or its Subsidiaries, the Governing Documents of any Loan Party or its Subsidiaries, or any order, judgment, or decree of any court or other Governmental Authority binding on any Loan Party or its Subsidiaries, (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any Material Contract of any Loan Party or its Subsidiaries where any such conflict, breach or default could individually or in the aggregate reasonably be expected to have a Material Adverse Effect, (iii) result in or require the creation or imposition of any Lien of any nature whatsoever upon any assets of any Loan Party, other than Permitted Liens, or

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(iv) require any approval of any holder of Equity Interests of a Loan Party or any approval or consent of any Person under any agreement of any Loan Party, other than consents or approvals that have been obtained and that are still in force and effect and except, in the case of agreements, for consents or approvals, the failure to obtain could not individually or in the aggregate reasonably be expected to cause a Material Adverse Effect.

4.03 **Governmental Consents.** The execution, delivery, and performance by each Loan Party of the Loan Documents to which such Loan Party is a party and the consummation of the transactions contemplated by the Loan Documents do not and will not require any registration with, consent, or approval of, or notice to, or other action with or by, any Governmental Authority, other than registrations, consents, approvals, notices, or other actions that have been obtained and that are still in force and effect and except for filings and recordings with respect to the Collateral to be made, or otherwise delivered to Agent for filing or recordation, as of the Closing Date.

4.04   **Binding Obligations; Perfected Liens.**

(a)Each Loan Document has been duly executed and delivered by each Loan Party that is a party thereto and is the legally valid and binding obligation of such Loan Party, enforceable against such Loan Party in accordance with its respective terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors' rights generally.

(b)   Agent's Liens are validly created, perfected (other than (i) [reserved], (ii) money, (iii) letter-of-credit rights (other than supporting obligations, (iv) commercial tort claims (other than those that, by the terms of the Guaranty and Security Agreement, are required to be perfected), (v) Intellectual Property, and (vi) any Deposit Accounts and Securities Accounts not subject to a Control Agreement to the extent permitted hereunder, and subject only to the filing

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of financing statements, in each case, in the appropriate filing offices), and first priority Liens, subject only to Permitted Liens, permitted purchase money Liens, or the interests of lessors under Capital Leases.

4.05 **Title to Assets; No Encumbrances.** Each of the Loan Parties and its Subsidiaries has (a) good, sufficient and legal title to (in the case of fee interests in Real Property), (b) valid leasehold interests in (in the case of leasehold interests in real or personal property), and (c) good and marketable title to (in the case of all other personal property), all of their respective material assets reflected in their most recent financial statements delivered pursuant to Section 5.01, in each case except for assets disposed of since the date of such financial statements to the extent permitted hereby. All of such assets are free and clear of Liens except for Permitted Liens.

4.06   **Litigation.**

(a)There are no actions, suits, or proceedings pending or, to the knowledge of Borrowers, after due inquiry, threatened in writing against a Loan Party or any of its Subsidiaries that either individually or in the aggregate could reasonably be expected to result in a Material Adverse Effect.

(b)Schedule 4.06(b) sets forth a complete and accurate description, with respect to each of the actions, suits, or proceedings with asserted liabilities in excess of, or that could reasonably be expected to result in liabilities in excess of, $1,000,000 that, as of the Closing Date, is pending or, to the knowledge of Borrowers, after due inquiry, threatened against a Loan Party or any of its Subsidiaries, of (i) the parties to such actions, suits, or proceedings, (ii) the nature of the dispute that is the subject of such actions, suits, or proceedings, (iii) the procedural status, as of the Closing Date, with respect to such actions, suits, or proceedings, and (iv) whether any liability of the Loan Parties' and their Subsidiaries in connection with such actions, suits, or proceedings is covered by insurance.

4.07 **Compliance with Laws.** No Loan Party nor any of its Subsidiaries (a) is in violation of any applicable laws, rules, regulations, executive orders, or codes (including Environmental Laws) that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect, or (b) is subject to or in default with respect to any final judgments, writs, injunctions, decrees, rules or regulations of any court or any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

4.08 **No Material Adverse Effect.** All historical financial statements relating to the Loan Parties and their Subsidiaries that have been delivered by Holdings or any Borrower to Agent have been prepared in accordance with GAAP (except, in the case of unaudited financial statements, for the lack of footnotes and being subject to year-end audit adjustments) and present fairly in all material respects, the Loan Parties' and their Subsidiaries' consolidated financial condition as of the date thereof and results of operations for the period then ended. Since December 31, 2024, no event, circumstance, or change has occurred that has or could reasonably be expected to result in a Material Adverse Effect with respect to the Loan Parties and their Subsidiaries.

4.09   **Solvency.**

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(a)   Each Loan Party is Solvent.

(b)No transfer of property is being made by any Loan Party and no obligation is being incurred by any Loan Party in connection with the transactions contemplated by this Agreement or the other Loan Documents with the intent to hinder, delay, or defraud either present or future creditors of such Loan Party.

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4.10   **Employee Benefits.**

(a)Except as set forth on Schedule 4.10, no Loan Party or any of their respective ERISA Affiliates maintains, contributes or has any liability under or with respect to any Pension Plans or Multiemployer Plans.

(b)Each Employee Benefit Plan is, and has been, maintained in compliance in form and operation with its terms and with ERISA, the IRC and all applicable laws, except where any failure to comply would not reasonably be expected to result in a Material Adverse Effect.

(c)Each Employee Benefit Plan that is intended to qualify under Section 401(a) of the IRC has received a favorable determination letter from the Internal Revenue Service or an application for such letter is currently being processed by the Internal Revenue Service to the effect that it meets the requirements of Sections 401(a) and 501(a) of the IRC covering all applicable tax law changes or is comprised of a master or prototype plan that has received a favorable opinion letter from the IRS, and nothing has occurred since the date of such determination which would reasonably be expected to materially adversely affect such determination (or, in the case of an Employee Benefit Plan with no determination, nothing has occurred that would materially adversely affect the issuance of a favorable determination letter or otherwise materially adversely affect such qualification).

(d)No material liability to the PBGC (other than for the payment of current premiums which are not past due) by any Loan Party or ERISA Affiliate has been incurred or is reasonably expected by any Loan Party or ERISA Affiliate to be incurred with respect to any Pension Plan or Multiemployer Plan.

(e)No ERISA Event has occurred, or is reasonably expected to occur, other than as would not, individually or in the aggregate, result in a Material Adverse Effect.

(f)No Loan Party or ERISA Affiliate has provided any security under Section 412 or 436 of the IRC.

(g)There exists no Unfunded Pension Liability with respect to any Pension Plan, except as would not reasonably be expected result in a Material Adverse Effect.

(h)To the knowledge of the Loan Parties, no Multiemployer Plan is insolvent., None of the Loan Parties, any Subsidiary of a Loan Party nor any ERISA Affiliate has incurred a complete or partial withdrawal from any Multiemployer Plan for which any withdrawal liability remains outstanding and, except as would not reasonably be expected to result in a Material

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Adverse Effect, if any of the Loan Parties, the Subsidiaries of the Loan Parties or any ERISA Affiliates were to withdraw from a Multiemployer Plan in a complete or partial withdrawal as of the date the assurance is given, the aggregate withdrawal liability would not reasonably be expected to result in a Material Adverse Effect .

(i)The Loan Parties and each ERISA Affiliate have made all contributions to or under each Plan and Multiemployer Plan required by law within the applicable time limits prescribed thereby, the terms of such Plan or Multiemployer Plan, respectively, or any contract or agreement requiring contributions to a Plan or Multiemployer Plan save where any failure to comply, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(j)There are no actions, suits or claims pending against or involving an Employee Benefit Plan (other than routine claims for benefits) or, to the knowledge of any Loan Party, any Subsidiary of a Loan Party or any ERISA Affiliate, threatened, which would reasonably be expected to asserted successfully against any Employee Benefit Plan and, if so asserted successfully, would reasonably be expected to either singly or in the aggregate to result in material liability.

(k)   There are no Foreign Plans.

(l)None of the assets of any Loan Party are (i) deemed to be "plan assets" within the meaning of 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA or
(ii) subject to any law, regulation or other restriction applicable to governmental plans that is similar to Section 406 of ERISA or Section 4975 of the IRC.

4.11 **Environmental Condition.** Except as set forth on Schedule 4.11, (a) no Loan Party nor any Subsidiary of a Loan Party, nor, to the knowledge of Borrowers, any other Person, has disposed of, stored, treated, released, or transported any Hazardous Materials at, on, in or from any Real Property that could reasonably be expected to result in any material liability under any applicable Environmental Law of any Loan Party or any Subsidiary of a Loan Party, (b) no Real Property is designated or identified on the National Priorities List under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 or on the Superfund Enterprise Management System maintained by the U.S. Environmental Protection Agency or any analogous foreign, state, provincial, territorial or local list, (c) no Loan Party nor any Subsidiary of a Loan Party has received notice that an Environmental Lien has attached to any Real Property, (d) no Loan Party nor any of their Subsidiaries, nor any Real Property, is subject to any outstanding written order, consent decree, or settlement agreement with any Person relating to any Environmental Law that, individually or in the aggregate, could reasonably be expected to result in a material liability of any Loan Party or any Subsidiary of a Loan Party, and (e) the Loan Parties and their Subsidiaries hold, and are in compliance in all material respects with, all permits, licenses, consents, authorizations and registrations required under Environmental Laws ("Environmental Permits").

4.12 **Projections.** The Projections delivered to Agent on January 8, 2025 represent, and as of the date on which any other Projections are delivered to Agent, such additional Projections represent, Borrowers' good faith estimate, on the date such Projections are delivered, of the Loan

Parties' and their Subsidiaries' future performance for the periods covered thereby based upon assumptions believed by Borrowers to be reasonable at the time of the delivery thereof to Agent (it being understood that such Projections are subject to significant uncertainties and contingencies, many of which are beyond the control of the Loan Parties and their Subsidiaries, and no assurances can be given that such Projections will be realized, and although reflecting Borrowers' good faith estimate, projections or forecasts based on methods and assumptions which Borrowers believed to be reasonable at the time such Projections were prepared, are not to be viewed as facts, and that actual results during the period or periods covered by the Projections may differ materially from projected or estimated results).

4.13 **Patriot Act.** To the extent applicable, each Loan Party and each of its Subsidiaries is in compliance, in all material respects, with the (a) Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (b) Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act of 2001) (the "Patriot Act"). No part of the proceeds of the loans made hereunder will be used by any Loan Party or any of their Affiliates, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

4.14 **Indebtedness.** Set forth on Schedule 4.14 is a true and complete list of all Indebtedness of each Loan Party and each of its Subsidiaries outstanding immediately prior to the Closing Date that is to remain outstanding immediately after giving effect to the closing hereunder on the Closing Date and such Schedule accurately sets forth the aggregate principal amount of such Indebtedness as of the Closing Date.

4.15 **Payment of Taxes.** Except as otherwise permitted under Section 5.05, all federal and state income tax returns and other material tax returns and reports of each Loan Party and its Subsidiaries required to be filed by any of them have been timely filed, and all material Taxes (whether or not shown on such tax returns to be due and payable) and assessments, fees and other governmental charges levied or imposed upon a Loan Party and its Subsidiaries or their respective assets, income, businesses and franchises that are due and payable have been paid when due and payable. Each Loan Party and each of its Subsidiaries have made adequate provision in accordance with GAAP for all Taxes not yet due and payable. Borrowers know of no proposed tax assessment against a Loan Party or any of its Subsidiaries that would, if made, have a Material Adverse Effect.

4.16 **Margin Stock.** No Loan Party nor any of its Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any Margin Stock. No part of the proceeds of the Loans made to Borrowers will be used to purchase or carry any Margin Stock or to extend credit to others for the purpose of purchasing or carrying any Margin Stock or for any purpose that violates the provisions of Regulation T, U or X of the Board of Governors.

4.17 **Governmental Regulation.** No Loan Party nor any of its Subsidiaries is subject to regulation under the Federal Power Act or the Investment Company Act of 1940 or under any

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other federal or state statute or regulation which may limit its ability to incur Indebtedness or which may otherwise render all or any portion of the Obligations unenforceable. No Loan Party nor any of its Subsidiaries is a "registered investment company" or a company "controlled" by a "registered investment company" or a "principal underwriter" of a "registered investment company" as such terms are defined in the Investment Company Act of 1940.

4.18 **OFAC.** No Loan Party nor any of its Subsidiaries is in violation of any of the country or list based economic and trade sanctions administered and enforced by OFAC. No Loan Party nor any of its Subsidiaries (a) is a Sanctioned Person or a Sanctioned Entity, (b) has its assets located in Sanctioned Entities, or (c) derives revenues from investments in, or transactions with Sanctioned Persons or Sanctioned Entities. No proceeds of any loan made hereunder will be used to fund any operations in, finance any investments or activities in, or make any payments to, a Sanctioned Person or a Sanctioned Entity.

4.19 **Employee and Labor Matters.** There is (i) no unfair labor practice complaint pending or, to the knowledge of Borrowers, threatened against any Loan Party or its Subsidiaries before any Governmental Authority and no grievance or arbitration proceeding pending or threatened against any Loan Party or its Subsidiaries which arises out of or under any collective bargaining agreement and that could reasonably be expected to result in a material liability, (ii) no strike, labor dispute, slowdown, stoppage or similar action or grievance pending or threatened in writing against any Loan Party or its Subsidiaries that could reasonably be expected to result in a material liability, or (iii) to the knowledge of Borrowers, after due inquiry, no union representation question existing with respect to the employees of any Loan Party or its Subsidiaries and no union organizing activity taking place with respect to any of the employees of any Loan Party or its Subsidiaries. No Loan Party nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or similar state law, which remains unpaid or unsatisfied. The hours worked and payments made to employees of any Loan Party or its Subsidiaries have not been in violation of the Fair Labor Standards Act or any other applicable legal requirements, except to the extent such violations could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. All material payments due from each Loan Party or its Subsidiaries on account of wages and employee health and welfare insurance and other benefits have been paid or accrued as a liability on the books of such Loan Party, except where the failure to do so could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

4.20 **Material Contracts.** Set forth on Schedule 4.20 is a list of the Material Contracts as of the Closing Date.

4.21 **Leases.** Each Loan Party and its Subsidiaries enjoy peaceful and undisturbed possession under all leases material to their business and to which they are parties or under which they are operating, and, subject to Permitted Protests, all of such material leases are valid and subsisting and no material default by the applicable Loan Party or its Subsidiaries exists under any of them.

4.22   **Reserved.**

4.23 **Subsidiaries.** The Loan Parties do not own any stock, partnership interests, limited liability company interests or other equity securities or Subsidiaries except for Permitted

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Investments.

4.24 **Name and Address; Properties**. During the preceding five (5) years, no Loan Party has been known by and has used any other name, whether corporate, fictitious or otherwise, except as set forth on Schedule 4.24. Schedule 4.24 also lists all real property owned or leased by Loan Parties, and if leased, the correct name and address of the landlord and the date and term of the applicable lease. Each Loan Party's main office is at the main office address identified as such in Schedule 4.24 and each Loan Party maintains no other offices or facilities except as described therein.

4.25 **Existing Business Relationships**. Except as described in Schedule 4.25 there exists no actual or threatened termination, cancellation or limitation of, or any adverse modification or change in, the business relationship of Borrowers and their Subsidiaries with any supplier, customer or group of customers that individually or in the aggregate could reasonably be expected to result in a Material Adverse Effect.

4.26 **O.S.H.A.** Each Loan Party and its Subsidiaries has complied in all material respects with, and its facilities, business, leaseholds, equipment and other property are in compliance in all material respects with, the provisions of the federal Occupational Safety and Health Act and all rules and regulations promulgated thereunder, and all Federal, state and local governmental rules, ordinances and regulations similar thereto. There are no outstanding citations, notices or orders of non-compliance issued to any Borrower or any Subsidiary or relating to its facilities, business, leaseholds, equipment or other property under the federal Occupational Safety and Health Act, any rule or regulation promulgated thereunder, or any similar state or local law, rule or regulation.

4.27 **Reserved**.

4.28 **No Brokers**. No Loan Party has taken any action which would give rise to any claim by any person for brokerage commissions, transaction fees or similar payments relating to this Agreement or the Transactions.

4.29 **Status as Senior Indebtedness.** The Obligations constitute "Designated Senior Indebtedness", "Senior Indebtedness", "First Lien Indebtedness" or any similar designation under and as defined in any agreement governing any Subordinated Indebtedness and the lien subordination provisions set forth in the Subordination Provisions are legally valid and enforceable against the parties thereto, subject to customary exceptions.

4.30 **Holdings as a Holding Company.** Holdings is a holding company and does not have any material liabilities (other than liabilities arising under the Loan Documents), own any material assets (other than the Equity Interests of Administrative Borrower) or engage in any operations or business except as permitted under Section 6.14.

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ARTICLE V
AFFIRMATIVE COVENANTS.

Each Loan Party covenants and agrees that, until termination of all of the Commitments and payment in full of the Obligations:

5.01 **Borrowing Base, Collateral and Financial Statement Reporting.** Borrowers will deliver to Agent (and if so requested by Agent, with copies to each Lender) each of the financial statements, reports, projections or other items set forth below at the following times in form and substance satisfactory to Agent in its discretion:

(a)Borrowing Base Reporting. As soon as available, but in any event within fifteen (15) days after the end of each fiscal month, calculated in respect of the immediately preceding month:

(i)   an executed Borrowing Base Certificate;

(ii)   a detailed aging of each Borrower's Accounts (each, based on and describing the respective invoice and due dates or terms of such invoice and delivered electronically in an acceptable format, if such Borrower has implemented electronic reporting), along with a detailed calculation of those Accounts;

(iii) a summary aging (including the invoice or due date and, upon Agent's request, with a detailed aging and aged by invoice or due date as so requested), by vendor, of each Borrower's accounts payable and any book overdraft (delivered electronically in an acceptable format, if such Borrower has implemented electronic reporting) and a detailed aging, by vendor, of any held checks;

(iv) a complete general ledger trial balance for each ledger maintained by each Borrower, unless such ledgers are consolidated in such Borrower's system of accounting and (B) a reconciliation of reported balances in the foregoing clause (A) and clauses (ii), (iv) and (v) above to each Borrower's applicable general ledger account, and to its monthly financial statements including any book reserves related to each category;

(v) a copy of Borrowers' internally prepared WIP Report in a form Agent has previously received; and

(vi) a copy of Borrowers' internally prepared pipeline dashboard report in a form Agent has previously received.

(b)   Other Reports.

(i)   as soon as available, but in any event within fifteen (15) days after the end of each fiscal month during each of Holdings' fiscal years, prepared as of the end of each applicable fiscal month-end period, as applicable, copies of monthly bank statements for all Deposit Accounts that are not Excluded Accounts (other than Excluded Accounts described in clause (ii) of the definition thereof);

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(ii)   promptly, upon request of Agent in connection with any field exam, a list of all of each Borrower's and its Subsidiaries' customers and vendors, including the addresses, telephone and available facsimile numbers of each customer and vendor as of the date of such exam;

(iii)   promptly, upon request by Agent, (A) copies of invoices to customers and related shipping and delivery receipts or warehouse receipts for all Inventory covered by each such invoice, (B) purchase orders, delivery receipts, bills of lading, return reports and such other information regarding Inventory as Agent may reasonably request, (C) an insurance claim report, and/or (D) any other information or reports reasonably requested relating to the Collateral or financial condition of Holdings or its Subsidiaries;

(iv)   as soon as available, but in any event no later than the fifth (5th) day of every other week, a detailed report (i) of each Borrower's and its Subsidiaries' cash and Cash Equivalents and (ii) setting forth a calculation of Liquidity, in each case as of the last day of the preceding bi-weekly period and in form and substance acceptable to Agent (each, a "Liquidity Report");

(v)   no later than the fifteenth (15) day of each calendar month, (i) a progress report detailing progress made with respect to any settlement negotiations, including with respect to the Chick Lock Project, and (ii), to the extent reasonably requested by the Agent or any Lender (or any of their advisors), arrange for, and cause management of the Loan Parties to attend, a teleconference with the Lenders (and their advisors) to discuss such progress;

(vi)   on the last day of each fiscal quarter during each of Holdings' fiscal quarters, prepared as of the end of each applicable fiscal quarter-end period, (A) a Perfection Certificate or a supplement to the Perfection Certificate, if requested by Agent and (B) a report regarding each Borrower's and its Subsidiaries' accrued but unpaid, ad valorem taxes;

(c)   Financial Statement Reporting.

(i)   as soon as available, but in any event within thirty (30) days after the end of each fiscal month during each of Holdings' fiscal years, prepared as of the end of each applicable fiscal month-end period, as applicable, (A) an unaudited consolidated and consolidating balance sheet, income statement, statement of cash flow, and statement of shareholder's equity covering Holdings' and its Subsidiaries' operations during such period and compared to the prior period and plan, together with a corresponding discussion and analysis of results from management to the extent prepared by Holdings (and, to the extent not so prepared by Holdings, an e-mail summary with performance highlights and other detail reasonably requested by Agent) and (B) a Compliance Certificate;

(ii)   as soon as available, but in any event within one hundred twenty

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(120) days after the end of each of Holdings' fiscal years, (A) consolidated financial statements of Holdings and its Subsidiaries for each such fiscal year, audited by

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independent certified public accountants acceptable to Agent and certified, without any qualifications (including any (1) qualification or exception as to the scope of such audit or
(2) qualification which relates to the treatment or classification of any item and which, as a condition to the removal of such qualification, would require an adjustment to such item, the effect of which would be to cause any noncompliance with the provisions of Article VII), by such accountants to have been prepared in accordance with GAAP (such audited financial statements to include a balance sheet, income statement, statement of cash flow, and statement of shareholder's equity, and, if prepared, such accountants' letter to management); provided that if Holdings' independent certified public accountant has prepared footnotes to accompany any such financial statements, Holdings shall deliver such footnotes to Agent contemporaneously with Holdings' delivery of the associated financial statements to Agent, together with a corresponding discussion and analysis of results from management to the extent prepared by Holdings (and, to the extent not so prepared by Holdings, an e-mail summary with performance highlights and other detail reasonably requested by Agent), and (B) a Compliance Certificate; and

(iii) as soon as available, but in any event within thirty (30) days after the end of each of Holdings' fiscal years, copies of Holdings' Projections, in form and substance (including as to scope and underlying assumptions) satisfactory to Agent, in its sole discretion, for the forthcoming fiscal year, quarterly, certified by an Authorized Financial Officer of Holdings as being such officer's good faith estimate of the financial performance of Holdings during the period covered thereby.

5.02   **Notices and Other Information.**

(a)Borrowers will deliver to Agent (and if so requested by Agent, with copies to each Lender) each of the additional items set forth below at the following times in form satisfactory to Agent:

(i)   if and when filed by Holdings, (A) Form 10-Q quarterly reports, Form 10-K annual reports, and Form 8-K current reports, (B) any other filings made by Holdings with the SEC, and (C) any other information that is provided by Holdings to its shareholders generally;

(ii)   promptly, but in any event within five (5) days after any Borrower has knowledge of any event or condition that constitutes a Default or an Event of Default, notice of such event or condition and a statement of the curative action that Borrower proposes to take with respect thereto;

(iii) promptly after the commencement thereof, but in any event within five (5) days after the service of process with respect thereto on Holdings or any of its Subsidiaries, notice of all actions, suits, or proceedings brought by or against Holdings or any of its Subsidiaries before any Governmental Authority which would reasonably be expected to result in a Material Adverse Effect;

(iv) promptly, but in any event within five (5) days after any Borrower obtains knowledge thereof, notice of (A) any dispute, litigation, investigation or

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proceeding between any Loan Party or any Subsidiary and any arbitrator or Governmental Authority or (B) the filing or commencement of, or any material development that calls into question the enforceability of any Loan Document or which would reasonably be expected to result in a Material Adverse Effect in any litigation or proceeding affecting any Loan Party or any Subsidiary, including pursuant to any applicable Environmental Laws, which in any manner calls into question the validity or enforceability of any Loan Document or which would reasonably be expected to result in a Material Adverse Effect;

    (v) promptly upon request (and in any event within ten (10) days of any reasonable written request therefor) copies of any Material Project Documents;

    (vi) promptly, but in any event within five (5) days after any Borrower obtains actual knowledge thereof, notice of any notice of cancellation or termination of any insurance policy received by any Loan Party;

    (vii) promptly, but in any event within thirty (30) days after any Loan Party, any Subsidiary of a Loan Party or any ERISA Affiliate knows or has reason to know that any ERISA Event has occurred that is reasonably likely to result in material liability, a notice describing such ERISA Event and the action, if any, proposed to be taken with respect to such ERISA Event and a copy of any notice filed with the PBGC or the IRS pertaining to such ERISA Event and any notices received by such Loan Party, Subsidiary of the Loan Party, or ERISA Affiliate from the PBGC or any other Governmental Authority with respect thereto;

    (viii) promptly after the occurrence thereof, any change in the information provided in the Beneficial Ownership Certification that would result in a change to the list of beneficial owners identified in part (c) or (d) of such certification;

    (ix) concurrently with the delivery there to the AECOM Loan Agreement Agent under the AECOM Loan Agreement, all documents, information and reports required to be delivered to the AECOM Loan Agreement Agent under Section 4.1 of the AECOM Loan Agreement;

    (x) promptly after the furnishing thereof, copies of any amendments, waivers, consents or other material notices (including any default notices) furnished by or to any Loan Party pursuant to the terms of the documentation related to any Subordinated Indebtedness, so long as not otherwise required to be furnished to Agent pursuant to any other clause of this Section 5.02;

    (xi) promptly following any Loan Party's receipt or delivery thereof, copies of all material written notices and report of adverse changes delivered pursuant to and in accordance with any Material Project Document;

    (xii) prompt written notice of any event of force majeure (as defined therein) under any Material Project Document;

    (xiii) promptly, but in any event within five (5) Business Days thereof,

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written notice (a) upon any Borrower becoming aware of the existence of any Default or

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Event of Default, (b) of any strikes or other labor disputes pending or, to any Borrower's knowledge, threatened (in writing) against any Loan Party, (c) if there is any infringement or claim of infringement by any other Person with respect to any Intellectual Property rights of any Loan Party that could reasonably be expected to have a Material Adverse Effect,

(d) of all returns, recoveries, disputes and claims that involve more than $1,000,000, and

(e) any notices of default given or received with respect to any Permitted Servicing Joint Venture and, upon written request of the Agent, such additional material or documentation provided by or to the Loan Parties with respect to each such Permitted Servicing Joint Venture as may be reasonably requested;

        (xiv)   to the extent not otherwise required to be provided under clauses (xii) and (xiii) above, within five (5) Business Days of delivery or filing thereof, copies of all statements, reports and notices made available to (a) any holders of Subordinated Indebtedness, (b) Ansley Park Agent or (c) BHSI; and

        (xv) promptly (and in any event within ten (10) days of any reasonable written request therefor) such readily available budgets, sales projections, operating plans and other financial information, reports or statements regarding the Loan Parties, their business and the Collateral as the Agent may reasonably request.

provided, that each notice pursuant to this Section 5.02 shall be accompanied by a written statement of an Authorized Financial Officer of Holdings stating that such notice is being delivered pursuant to this Section 5.02 and providing a reasonably detailed description of the occurrence referred to therein (which may be provided via electronic transmission).

        (b) Documents required to be delivered pursuant to Section 5.01(c)(i) and Section 5.02(a)(i) (to the extent any such documents are included in materials otherwise filed with the SEC) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which Holdings posts such documents and notifies Agent that such documents are available; or (ii) on which such documents are posted on Holdings' behalf on an Internet or intranet website, if any, to which each Lender and Agent have access (whether a commercial, third-party website or whether sponsored by Agent) and Agent receives notification from Administrative Borrower that such documents are available; provided, that Administrative Borrower shall deliver paper copies of such documents to Agent or any Lender upon its request to Administrative Borrower to deliver such paper copies. Notwithstanding anything contained in this clause (b) to the contrary, in every instance Borrowers shall be required to provide copies of the Compliance Certificates electronically or otherwise in a manner reasonably satisfactory to Agent. Agent shall have no obligation to request the delivery of or to maintain paper copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by any Borrower with any such request for delivery by a Lender, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

        (c) Each Borrower agrees (i) that no Subsidiary of any Loan Party will have a fiscal year different from that of Holdings, (ii) to maintain a system of accounting that enables Holdings to produce financial statements in accordance with GAAP, and (iii) it will, and will cause each other Borrower to, (A) keep a reporting system that shows all additions, sales, claims, returns, and allowances with respect to its and its Subsidiaries' sales, and (B) maintain its billing systems

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and practices substantially as in effect as of the Closing Date and shall only make material modifications thereto with notice to, and with the consent of, Agent.

(d)Each Borrower agrees to use, and to cause its Subsidiaries to use, commercially reasonable efforts in cooperation with Agent to facilitate and implement a system of electronic collateral reporting in order to provide electronic reporting of each of the items set forth in Section 5.01 and this Section 5.02, as applicable.

5.03 **Existence.** Except as otherwise permitted under Section 6.03 or Section 6.04, each Loan Party will, and will cause each of its Subsidiaries to, at all times preserve and keep in full force and effect such Person's valid existence and good standing in its jurisdiction of organization, incorporation or formation, as applicable, and, except as could not reasonably be expected to result in a Material Adverse Effect, good standing with respect to all other jurisdictions in which it is qualified to do business and take all reasonable action to obtain, preserve, renew and keep in full force and effect any rights, franchises, permits, licenses, accreditations, authorizations, or other approvals material to their businesses.

5.04 **Maintenance of Properties.** Each Loan Party will, and will cause each of its Subsidiaries to, maintain and preserve all of its assets that are necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear, tear, casualty, and condemnation.

5.05 **Taxes.** Each Loan Party will, and will cause each of its Subsidiaries to, pay in full before delinquency or before the expiration of any extension period all material governmental assessments and Taxes imposed, levied, or assessed against it, or any of its assets or in respect of any of its income, businesses, or franchises, except to the extent that the validity of such governmental assessment or Tax is the subject of a Permitted Protest.

5.06 **Insurance.** Each Loan Party will, and will cause each of its Subsidiaries to, at such Loan Party's expense, maintain insurance respecting each of such Loan Party's and its Subsidiaries' assets wherever located, covering liabilities, losses or damages as are customarily are insured against by other Persons engaged in same or similar businesses and similarly situated and located. All such policies of insurance shall be with financially sound and reputable insurance companies reasonably acceptable to Agent and in such amounts as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated and located and, in any event, in amount, adequacy, and scope reasonably satisfactory to Agent (it being agreed that the amount, adequacy, and scope of the policies of insurance of Loan Parties in effect as of the Closing Date are acceptable to Agent as of the Closing Date and shall be acceptable to Agent if maintained in such amount with such carriers after the Closing Date). All property insurance policies covering the Collateral are to be made payable to Agent for the benefit of Agent and the Lenders, as their interests may appear, in case of loss, pursuant to a standard loss payable endorsement with a standard noncontributory "lender" or "secured party" clause and such other provisions as required to fully protect the Lenders' interest in the Collateral and to any payments to be made under such policies. All certificates of property and general liability insurance are to be delivered to Agent, with the loss payable (but only in respect of Collateral) and additional insured endorsements in favor of Agent and shall provide for not less than thirty (30) days (ten
(10) days in the case of non-payment) prior written notice to Agent of the exercise of any right of

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cancellation. If any Loan Party or its Subsidiaries fail to maintain such insurance, upon ten (10) days prior written notice to Administrative Borrower, Agent may arrange for such insurance, but at Loan Parties' expense and without any responsibility on Agent's part for obtaining the insurance, the solvency of the insurance companies, the adequacy of the coverage, or the collection of claims. Each Loan Party shall give Agent prompt notice of any loss exceeding $500,000 covered by its or its Subsidiaries' casualty or business interruption insurance. Upon the occurrence and during the continuance of an Event of Default, Agent shall have the sole right to file claims under any property and general liability insurance policies in respect of the Collateral, to receive, receipt and give acquittance for any payments that may be payable thereunder, and to execute any and all endorsements, receipts, releases, assignments, reassignments or other documents that may be necessary to effect the collection, compromise or settlement of any claims under any such insurance policies.

5.07   **Inspection.**

(a)Each Loan Party will, and will cause each of its Subsidiaries to, permit Agent, any Lender, and each of their respective duly authorized representatives or agents to visit any of its properties and inspect any of its assets or books and records, to examine and make copies of its books and records, and to discuss its affairs, finances, and accounts with, and to be advised as to the same by, its officers and employees (provided an authorized representative of such Loan Party shall be allowed to be present) at such reasonable times and intervals as Agent or any Lender, as applicable, may designate and, so long as no Default or Event of Default has occurred and is continuing, with reasonable prior notice to Borrowers and during regular business hours.

(b)Each Loan Party will, and will cause each of its Subsidiaries to, permit Agent and each of its duly authorized representatives or agents to conduct appraisals and valuations at such reasonable times and intervals as Agent may designate; provided, that in the absence of an Event of Default, Agent shall not conduct appraisals and valuations more often than once in any fiscal year.

5.08 **Compliance with Laws.** Each Loan Party will, and will cause each of its Subsidiaries to, comply with the requirements of all applicable laws, rules, regulations, and orders of any Governmental Authority applicable to it or to its business or property, other than laws, rules, regulations, and orders the non-compliance with which, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

5.09   **Environmental.** Each Loan Party will, and will cause each of its Subsidiaries to,

(a)Keep any Real Property free of any Environmental Liens or post bonds or other financial assurances required under Environmental Law to satisfy the obligations or liability evidenced by such Environmental Liens,

(b)Comply, in all material respects, with Environmental Laws and provide to Agent documentation of such compliance as Agent reasonably requests,

(c)Promptly notify Agent of any release of a Hazardous Material in any reportable quantity of which any Loan Party has knowledge that would reasonably be expected to

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result in any material liability under Environmental Law of any Loan Party or any Subsidiary of any Loan Party, and take any Remedial Actions with respect to such release that such Loan Party or Subsidiary is required to take under applicable Environmental Law, and

(d)Promptly, but in any event within five (5) Business Days of its receipt thereof, provide Agent with written notice of any of the following: (i) notice that an Environmental Lien has been filed against any Real Property, and (ii) commencement of any material Environmental Action or written notice that a material Environmental Action will be filed against any Loan Party or any Subsidiary of a Loan Party.

5.10 **Disclosure Updates.** The Loan Parties shall, in the event that any information furnished to Agent or the Lenders in the Perfection Certificate, Schedule B-1, Schedule 4.06, Schedule 4.20, or Schedule 4.24 becoming outdated, inaccurate, incomplete or misleading, deliver to Agent and the Lenders, together with the next Compliance Certificate required to be delivered under this Agreement after such Loan Party obtains knowledge of such event a proposed update to such Schedule correcting all outdated, inaccurate, incomplete or misleading information. The foregoing to the contrary notwithstanding, any notification pursuant to the foregoing provision will not cure or remedy the effect of the prior untrue statement of a material fact or omission of any material fact nor shall any such notification have the effect of amending or modifying this Agreement or any of the Schedules hereto.

5.11 **Formation of Subsidiaries.** Each Loan Party will, at the time that such Loan Party forms any direct or indirect Subsidiary or acquires any direct or indirect Subsidiary after the Closing Date, within thirty (30) days of such formation or acquisition (or such later date as permitted by Agent in its sole discretion) (a) cause such new Subsidiary (other than any Permitted Servicing Joint Ventures) to provide to Agent a joinder to the Guaranty and Security Agreement, as well as appropriate financing statements, all in form and substance reasonably satisfactory to Agent (including being sufficient to grant Agent a first priority Lien (subject to Permitted Liens) in and to the assets of such newly formed or acquired Subsidiary); provided, that the joinder to the Guaranty and Security Agreement and such other security agreements shall not be required to be provided to Agent with respect to any Subsidiary of any Loan Party that is a CFC or Foreign Subsidiary Holding Company if providing such agreements would result in material adverse tax consequences or the costs to the Loan Parties of providing such guaranty or such security agreements are unreasonably excessive (as determined by Agent in consultation with Administrative Borrower) in relation to the benefits to Agent and the Lenders of the security or guarantee afforded thereby, (b) provide, or cause the applicable Loan Party to provide, to Agent a pledge agreement (or an addendum to the Guaranty and Security Agreement) and appropriate certificates and powers or financing statements, pledging all of the direct or beneficial ownership interest in such new Subsidiary in form and substance reasonably satisfactory to Agent; provided, that only 65% of the total outstanding voting Equity Interests of any first tier Subsidiary of any Loan Party that is a CFC or Foreign Subsidiary Holding Company shall be required to be pledged if pledging a greater amount would result in material adverse tax consequences or the costs to the Loan Parties of providing such pledge are unreasonably excessive (as determined by Agent in consultation with Administrative Borrower) in relation to the benefits to Agent and the Lenders of the security afforded thereby (which pledge, if reasonably requested by Agent, shall be governed by the laws of the jurisdiction of such Subsidiary), and (c) provide to Agent all other documentation, including one or more opinions of counsel reasonably satisfactory to Agent, which, in its opinion, is appropriate with respect to the execution and delivery of the applicable

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documentation referred to above; provided in no event shall any Loan Party be required to provide any security with respect to its Real Property. Any document, agreement, or instrument executed or issued pursuant to this Section 5.11 shall constitute a Loan Document. At least five (5) days prior to any Person becoming a Loan Party, if requested by Agent or any Lender, the Borrowers shall cause any such Person that qualifies as a "legal entity customer" under the Beneficial Ownership Regulation and has not previously delivered a Beneficial Ownership Certification to deliver a Beneficial Ownership Certification to Agent and the Lenders.

5.12 **Further Assurances.** Each Loan Party will, and will cause each of the other Loan Parties to, at any time upon the reasonable request of Agent, execute or deliver to Agent any and all financing statements, certificates of title, security agreements, pledges, opinions of counsel, and all other documents (the "Additional Documents") that Agent may reasonably request in form and substance reasonably satisfactory to Agent, to create, perfect, and continue perfected or to better perfect Agent's Liens in all of the assets of any Loan Party (whether now owned or hereafter arising or acquired, tangible or intangible, personal), other than any assets constituting Real Property interests; provided that the foregoing shall not apply to any Subsidiary of any Loan Party that is a CFC or Foreign Subsidiary Holding Company if providing such documents would result in material adverse tax consequences or the costs to the Loan Parties of providing such documents are unreasonably excessive (as determined by Agent in consultation with Administrative Borrower) in relation to the benefits to Agent and the Lenders of the security afforded thereby. To the maximum extent permitted by applicable law, if any Loan Party refuses or fails to execute or deliver any reasonably requested Additional Documents within a reasonable period of time following the request to do so, each Loan Party hereby authorizes Agent to execute any such Additional Documents in the applicable Loan Party's name and authorizes Agent to file such executed Additional Documents in any appropriate filing office. In furtherance of, and not in limitation of, the foregoing, each Loan Party shall take such actions as Agent may reasonably request from time to time to ensure that the Obligations are guaranteed by the Guarantors and are secured by substantially all of the assets of Holdings and its Subsidiaries, including all of the outstanding capital Equity Interests of such Subsidiaries (subject to exceptions and limitations contained in the Loan Documents with respect to CFCs or Foreign Subsidiary Holding Companies), other than Real Property assets.

5.13 **Lender Meetings.** The Loan Parties will, within ninety (90) days after the request of Agent or of the Required Lenders and upon reasonable prior notice, hold a meeting (at a mutually agreeable location and time or, at the option of Agent, by conference call) with all Lenders who choose to attend such meeting at which meeting shall be reviewed the financial results of the previous fiscal year and the financial condition of Holdings and its Subsidiaries and the projections presented for the current fiscal year of Holdings; provided, that, so long as no Event of Default has occurred and is continuing, the Loan Parties shall not be required to hold more than one (1) such meeting in any fiscal quarter.

5.14 **Locations of Equipment**. Borrowers will provide Lenders with quarterly Equipment location written reports within thirty (30) days after the end of each quarter of Borrowers' fiscal year that specifically identifies such item of Equipment's specific location as of the date of such quarterly location report for all items of Equipment under the Loan.

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5.15 **Banking Relationships**. The Loan Parties shall establish (or Agent shall establish on the Loan Parties' behalf) or maintain primary depository and treasury management relationships with BMO Bank and other financial institutions reasonably acceptable to Agent and maintain such depository and treasury management relationships reasonably acceptable to Agent at all times during the term of this Agreement.

5.16 **Material Contracts; Material Project Documents**.

(a)Each Loan Party shall, and shall cause each of its Subsidiaries to maintain in full force and effect the Material Contracts (other than any Material Contract that terminates in accordance with its terms) and such Loan Party shall provide notice to Agent promptly, but in any event within two (2) Business Days after the occurrence thereof, of any material amendments, supplements or other modifications to any Material Contract.

(b)Each Loan Party will cause the Projects to be developed and constructed in all material respects in accordance with the Material Project Documents. The applicable Borrower shall enforce each material Contractual Obligation against each Major Project Party (as defined in the AECOM Loan Agreement) under each Material Project Document to which it is a party in accordance with the terms thereof in a commercially reasonable manner.

5.17 **Name Change; Organizational Change; Creation of Affiliates**. Each Loan Party shall, and shall cause each of its Subsidiaries to, provide Agent with no fewer than ten (10) calendar days' notice prior to any proposed (a) change in any Loan Party's jurisdiction of organization, incorporation or formation, as applicable, or organizational structure, (b) change of any Loan Party's name, (c) use of any trade name or fictitious name, "d/b/a" or other similar designation,
(d) creation of any new Affiliate under the control of Holdings, or (e) transaction or series of transactions pursuant to which a Loan Party or any of its Subsidiaries would become an Affiliate under the control of any other Person.

5.18 **Updated Borrowing Base Certificate**. Within five (5) Business Days of the written request of Required Lenders (which may be requested no more than once a month if no Default or Event of Default exists and at any time if a Default or Event of Default exists), Administrative Borrower shall deliver an updated executed Borrowing Base Certificate reflecting changes in Availability since the last Borrowing Base Certificate.

5.19 **Permitted Servicing Joint Ventures**.

(a)The Administrative Borrower shall submit a Servicing Joint Venture Proposal Package with respect to a proposed Joint Venture to the Agent at least ten (10) Business Days prior to the time at which the formation and governing documents of such Joint Venture would become binding upon a Loan Party. If the Administrative Borrower submits a Servicing Joint Venture Proposal Package for an Investment that satisfies the criteria set forth in the definition of "Permitted Servicing Joint Venture", the Agent shall be deemed to have accepted such Servicing Joint Venture Proposal. If the Administrative Borrower submits a Servicing Joint Venture Proposal Package for an Investment that does not satisfy the criteria set forth in the definition of "Permitted Servicing Joint Venture", the Agent may, in its sole discretion, determine to approve such Investment as a "Permitted Servicing Joint Venture", notwithstanding the failure of such Investment to satisfy the criteria set forth in the definition of "Permitted Servicing Joint Venture". The Agent shall respond to the Administrative Borrower's request for such approval within five (5) Business Days after receipt of the Servicing Joint Venture Proposal Package; provided that the Agent's failure to respond within such five (5) Business Day period shall be deemed to be a rejection of such Servicing Joint Venture Proposal Package.

(b)Within five (5) Business Days following the execution of definitive documentation relating to such Permitted Servicing Joint Venture, the Administrative Borrower shall deliver to the Agent sufficient copies of all such definitive documentation for distribution to the Lenders (any such documentation that meets the definition of a Material Contract, shall be considered a Material Contract).

5.20 **Post-Closing Requirements.** The obligations of the Lender Group (or any member thereof) to continue to make Revolving Loans (or otherwise extend credit hereunder) is subject to the fulfillment, on or before the date applicable thereto, of the conditions subsequent set forth on Schedule 5.20 (the failure by the Loan Parties to so perform or cause to be performed such conditions subsequent as and when required by the terms thereof (unless such date is extended, in writing, by Agent, which Agent may do without obtaining the consent of the other members of the Lender Group), shall constitute an immediate Event of Default).

ARTICLE VI
NEGATIVE COVENANTS.

Each Loan Party covenants and agrees that, until termination of all of the Commitments and payment in full of the Obligations:

6.01 **Indebtedness.** No Loan Party will, and each Loan Party will not permit any of its Subsidiaries to create, incur, assume, suffer to exist, guarantee, or otherwise become or remain, directly or indirectly, liable with respect to any Indebtedness, except for Permitted Indebtedness.

6.02 **Liens.** No Loan Party will, and each Loan Party will not permit any of its Subsidiaries to create, incur, assume, or suffer to exist, directly or indirectly, any Lien on or with respect to any of its assets, of any kind, whether now owned or hereafter acquired, or any income or profits therefrom, except for Permitted Liens.

6.03 **Restrictions on Fundamental Changes.** No Loan Party will, and each Loan Party will not permit any of its Subsidiaries to,

(a)enter into any merger, consolidation, reorganization, or recapitalization, or reclassify its Equity Interests, except for (i) any merger between Borrowers, (ii) any merger between a Loan Party and a Subsidiary of a Loan Party that is not a Loan Party so long as such Loan Party is the surviving entity of any such merger, and (iii) any merger between Subsidiaries of Holdings that are not Loan Parties,

(b)liquidate, wind up, or dissolve itself (or suffer any liquidation or dissolution), except for (i) the liquidation or dissolution of non-operating Subsidiaries of Holdings with nominal assets and nominal liabilities, (ii) the liquidation or dissolution of a Loan Party (other than

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Holdings) or any of its wholly-owned Subsidiaries so long as all of the assets (including any interest in any Equity Interests) of such liquidating or dissolving Loan Party or Subsidiary are transferred to a Loan Party that is not liquidating or dissolving, or (iii) the liquidation or dissolution of a Subsidiary of Holdings that is not a Loan Party (other than any such Subsidiary the Equity Interests of which (or any portion thereof) are subject to a Lien in favor of Agent) so long as all of the assets of such liquidating or dissolving Subsidiary are transferred to a Subsidiary of Holdings that is not liquidating or dissolving, or

(c)suspend or cease operating a substantial portion of its or their business, except as permitted pursuant to clauses (a) or (b) above or in connection with a transaction permitted under Section 6.04.

6.04 **Disposal of Assets.** Other than Permitted Dispositions or transactions expressly permitted by Sections 6.03 or 6.09, no Loan Party will, and each Loan Party will not permit any of its Subsidiaries to convey, sell, lease, license, assign, transfer, or otherwise dispose of (or enter into an agreement to convey, sell, lease, license, assign, transfer, or otherwise dispose of) any of its or their assets.

6.05 **Nature of Business.** No Loan Party will, and each Loan Party will not permit any of its Subsidiaries to make any change in the nature of its or their business as described in Schedule 6.05 or acquire any properties or assets that are not reasonably related to the conduct of such business activities; provided, that the foregoing shall not prevent Holdings and its Subsidiaries from engaging in any business that is reasonably related or ancillary to its or their business.

6.06 **Prepayments and Amendments.** No Loan Party will, and each Loan Party will not permit any of its Subsidiaries to,

(a)   do any of the following:

(i)   except in connection with Refinancing Indebtedness permitted by Section 6.01, optionally prepay, redeem, defease, purchase, or otherwise acquire any Indebtedness (including any principal, premium or interest) of Holdings or its Subsidiaries, other than (A) the Obligations in accordance with this Agreement, (B) Permitted Intercompany Advances, or (C) with the consent of Agent, the outstanding amount of AECOM Loan Agreement Obligations, provided that such repayment shall not result in a corresponding reduction in commitments; and provided, further, that Agent agrees not to withhold such consent if there are no Loans or Letters of Credit outstanding under this Agreement at such time and the Liquidity at such time is at least $30,000,000.

(ii)   make any payment on account of Indebtedness that has been contractually subordinated in right of payment to the Obligations if such payment is not permitted at such time under the subordination terms and conditions, or

(b)   directly or indirectly, amend, modify, or change any of the terms or provisions of:

(i)   any agreement, instrument, document, indenture, or other writing evidencing or concerning Permitted Indebtedness other than (A) the Obligations in accordance

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with this Agreement, (B) Permitted Intercompany Advances, (C) Subordinated

Indebtedness subject (x) in the case of the AECOM Loan Agreement Debt, to the AECOM Subordination Agreement and (y) in the case of any other Subordinated Indebtedness, to any other subordination or other intercreditor provisions applicable thereto or (D) Indebtedness permitted under clauses (f) and (g) of the definition of "Permitted Indebtedness",

(ii) any (A) Material Contract or (B) Governing Document of any Loan Party or any of its Subsidiaries, in each case if the effect thereof, either individually or in the aggregate, could reasonably be expected to be adverse to the interests of the Lenders (it being understood that, subject to Section 5.17, for the purposes of this Section 6.06(b)(ii), any change to a Loan Party's jurisdiction of organization, incorporation or formation, as applicable, is adverse to the interests of the Lenders),

(iii) any agreement, instrument, document, indenture, or other writing evidencing or concerning Subordinated Indebtedness if (A) the effect thereof, either individually or in the aggregate, could reasonably be expected to be adverse to the interests of the Lenders or (B) such amendment, modification, or change is expressly prohibited by the applicable Subordination Provisions, or

(iv) any agreement, instrument, document, indenture, or other writing evidencing or concerning the Ansley Park Facility if the effect thereof, either individually or in the aggregate, could reasonably be expected to be adverse to the interests of the Lenders.

6.07 **Distributions.** No Loan Party will, or will permit any Subsidiary to, directly or indirectly, declare, order, pay, make or set apart any sum for any Distribution, except for Permitted Distributions.

6.08 **Accounting Methods.** No Loan Party will, and each Loan Party will not permit any of its Subsidiaries to, modify or change its fiscal year or its method of accounting (other than as may be required to conform to GAAP).

6.09 **Investment; Purchase of Assets.** No Loan Party will, and each Loan Party will not permit any of its Subsidiaries to, directly or indirectly;

(a) make or acquire any Investment or incur any liabilities (including contingent obligations) for or in connection with any Investment except for Permitted Investments;

(b) except as permitted in clause (a), acquire or enter into any agreement to acquire any assets other than in the Ordinary Course of Business; or

(c) engage or enter into any agreement to engage in any joint venture or partnership with any Person (other than Permitted Servicing Joint Ventures).

Without limiting the foregoing, no Loan Party shall, nor will any Loan Party permit any Subsidiary to purchase or carry Margin Stock.

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6.10 **Transactions with Affiliates.** No Loan Party will, and each Loan Party will not permit any of its Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction with any Affiliate of Holdings or any of its Subsidiaries except for:

(a)transactions (other than the payment of management, consulting, monitoring, or advisory fees) between Holdings or its Subsidiaries, on the one hand, and any Affiliate of Holdings or its Subsidiaries, on the other hand, so long as such transactions (i) are fully disclosed to Agent prior to the consummation thereof and (ii) are no less favorable, taken as a whole, to Holdings or its Subsidiaries, as applicable, than would be obtained in an arm's length transaction with a non-Affiliate,

(b)so long as it has been approved by Holdings' or its applicable Subsidiary's Board of Directors (or comparable governing body) in accordance with applicable law, any indemnity provided for the benefit of directors (or comparable managers) of Holdings or its applicable Subsidiary,

(c)so long as it has been approved by Holdings' or its applicable Subsidiary's Board of Directors (or comparable governing body) in accordance with applicable law, the payment of reasonable compensation, severance, or employee benefit arrangements to employees, officers, and outside directors of Holdings and its Subsidiaries in the ordinary course of business and consistent with industry practice,

(d)transactions permitted by Section 6.03, Section 6.07, Section 6.09 or any Permitted Intercompany Advance,

(e)transactions that are expressly permitted by this Agreement to be conducted between the Loan Parties, and

(f)   transactions disclosed on Schedule 6.10 on the Closing Date.

6.11 **Use of Proceeds.** No Loan Party will, and each Loan Party will not permit any of its Subsidiaries to use the proceeds of any Loan or other extension of credit made hereunder for any purpose other than (a) on the Closing Date, (i) to repay, in full, the outstanding principal, accrued interest, and accrued fees and expenses owing under or in connection with the Existing Credit Facility, (ii) [reserved], and (iii) to pay the fees, costs, and expenses incurred in connection with this Agreement, the other Loan Documents, and the transactions contemplated hereby and thereby, in each case, as set forth in the Flow of Funds Agreement, and (b) thereafter, consistent with the terms and conditions hereof, for their lawful and permitted purposes (including that no part of the proceeds of the loans made to Borrowers will be used to purchase or carry any such Margin Stock or to extend credit to others for the purpose of purchasing or carrying any such Margin Stock or for any purpose that violates the provisions of Regulation T, U or X of the Board of Governors). Additionally, Borrowers shall not, directly or indirectly, use the proceeds of the Loans, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, (A) to fund any activities or business of or with any Person, or in any country or territory, that, at the time of such funding, is, or whose government is, the subject of sanctions pursuant to any Anti-Terrorism Laws (including any Sanctioned Entity or Sanctioned Person), (B) in any other manner that would result in a violation of sanctions under any Anti-

Terrorism Laws by any Person (including any Person participating in the Loans, whether as underwriter, advisor, investor, or otherwise), or (C) in any manner which would violate Anti- Corruption Laws or applicable Sanctions.

6.12 **Limitation on Issuance of Equity Interests.** Except for the issuance or sale of Qualified Equity Interests by Holdings, Holdings will not, and will not permit any of its Subsidiaries to issue or sell or enter into any agreement or arrangement for the issuance or sale of any of its Equity Interests.

6.13 **Burdensome Agreements**. No Loan Party will, and each Loan Party will not permit any of its Subsidiaries to, enter into or permit to exist any contractual obligation (other than the Loan Documents) that (a) limits the ability (i) of any Subsidiary to transfer property to or invest in any Loan Party, except for any agreement in effect (A) on the date hereof and set forth on Schedule 6.13 or (B) at the time any Subsidiary becomes a Subsidiary of any Loan Party, so long as such agreement was not entered into solely in contemplation of such Person becoming a Subsidiary of any Loan Party, (ii) of any Subsidiary to guarantee the Indebtedness of any Loan Party or (iii) of any Loan Party or any Subsidiary to create, incur, assume or suffer to exist Liens on property of such Person; or (b) requires the grant of a Lien to secure an obligation of such Person if a Lien is granted to secure another obligation of such Person.

6.14 **Permitted Servicing Joint Ventures**.

(a) No Loan Party shall make any Disposition to or Investment in any Permitted Servicing Joint Ventures other than Investments of cash and cash equivalents permitted to be made pursuant to clause (k) of the definition of "Permitted Investments".

(b) The Loan Parties shall (i) cause each Permitted Servicing Joint Venture for which it has sole authority regarding cash distributions to distribute any cash and cash equivalents (other than cash and cash equivalents otherwise needed for operations) not less frequently than quarterly and (ii) use reasonable best efforts to cause each other Permitted Servicing Joint Ventures to distribute any cash and cash equivalents (other than cash and cash equivalents otherwise needed for operations) not less frequently than quarterly. The Loan Parties shall not permit, at any time, after the occurrence of a Cash Dominion Event and during a Cash Dominion Period, the average daily balance of the total amount of cash and cash equivalents held by all Permitted Servicing Joint Ventures to which a Loan Party has sole authority regarding cash distributions to exceed $5,000,000.00 (or the equivalent thereof in any foreign currency) for 30 consecutive days in the aggregate.

(c) No Loan Party will, or will permit any Subsidiary, to commingle any of its assets (including any bank accounts, cash or cash equivalents) with the assets of any Person other than a Loan Party.

(d) No Loan Party will permit any Permitted Servicing Joint Venture to commingle any of its assets (including any bank accounts, cash or cash equivalents) with the assets of any Loan Party.

6.15 **Holding Company.** In the case of Holdings, Holdings will not engage in any business or activity other than (a) the ownership of all outstanding Equity Interests in its

Subsidiaries, (b) maintaining its corporate existence, (c) participating in tax, accounting and other administrative activities as the parent of the consolidated group of companies, including the Loan Parties, (d) the execution and delivery of the Loan Documents to which it is a party and the performance of its obligations thereunder, (e) activities consistent with current business practices as conducted by Holdings on the date hereof and (f) activities incidental to the businesses or activities described in clauses (a) through (e) of this Section.


ARTICLE VII
FINANCIAL COVENANTS.


7.01 **Financial Covenant**. Each Loan Party covenants and agrees that, until termination of all of the Commitments and payment in full of the Obligations, Loan Parties will not permit:

      (a)   **Minimum Liquidity.** At any time Liquidity at such time to be less than

$5,000,000.

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ARTICLE VIII EVENTS OF DEFAULT.

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Any one or more of the following events shall constitute an event of default (each, an "Event of Default") under this Agreement:

8.01 **Payments.** If any Loan Party fails to pay when due and payable, or when declared due and payable, (a) all or any portion of the Obligations consisting of interest, fees, or charges due the Lender Group, reimbursement of Lender Group Expenses, or other amounts (other than any portion thereof constituting principal) constituting Obligations (including Liquidated Damages, as applicable, and any portion of the Obligations that accrues after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), (b) all or any portion of the principal of the Loans, or

(c) any amount payable to Issuing Bank in reimbursement of any drawing under a Letter of Credit.

8.02 **Covenants.** If any Loan Party or any of its Subsidiaries:

(a) fails to perform or observe any covenant or other agreement contained in any of (i) <u>Sections</u> <u>2.14</u>, <u>5.01</u>, <u>5.02</u>, <u>5.03</u> (solely as to existence or if any Loan Party is not in good standing in its jurisdiction of organization, incorporation or formation, as applicable), <u>5.06</u>, <u>5.07</u>, <u>5.18</u> or <u>5.19</u> of this Agreement, (ii) <u>Article VI</u> of this Agreement, (iii) <u>Article VII</u> of this Agreement, or (iv) <u>Section 7</u> of the Guaranty and Security Agreement;

(b) fails to perform or observe any covenant or other agreement contained in any of <u>Sections 5.03</u> (other than as to existence or if any Loan Party is not in good standing in its jurisdiction of organization, incorporation or formation, as applicable), <u>5.04</u>, <u>5.12</u> and <u>5.15</u> of this Agreement and such failure continues for a period of ten (10) days after the earlier of (i) the date on which such failure shall first become known to any officer of Borrowers or (ii) the date on which written notice thereof is given to Borrowers by Agent; or

(c) fails to perform or observe any covenant or other agreement contained in this Agreement, or in any of the other Loan Documents, in each case, other than any such covenant or agreement that is the subject of another provision of this Article VIII (in which event such other provision of this Article VIII shall govern), and such failure continues for a period of thirty (30) days after the earlier of (i) the date on which such failure shall first become known to any officer of Borrowers or (ii) the date on which written notice thereof is given to Borrowers by Agent;

8.03 **Judgments.** If one or more judgments, orders, or awards for the payment of money involving an aggregate amount of $1,000,000, or more (except to the extent fully covered (other than to the extent of customary deductibles) by insurance pursuant to which the insurer has not denied coverage) is entered or filed against a Loan Party or any of its Subsidiaries, or with respect to any of their respective assets, and either (a) there is a period of thirty (30) consecutive days at any time after the entry of any such judgment, order, or award during which (i) the same is not discharged, satisfied, vacated, or bonded pending appeal, or (ii) a stay of enforcement thereof is not in effect, or (b) enforcement proceedings are commenced upon such judgment, order, or award;

8.04 **Voluntary Bankruptcy, etc.** If an Insolvency Proceeding is commenced by a Loan Party or any of its Subsidiaries;

8.05 **Involuntary Bankruptcy, etc.** If an Insolvency Proceeding is commenced against a Loan Party or any of its Subsidiaries and any of the following events occur: (a) such Loan Party or such Subsidiary consents to the institution of such Insolvency Proceeding against it, (b) the petition commencing the Insolvency Proceeding is not timely controverted, (c) the petition commencing the Insolvency Proceeding is not dismissed within sixty (60) calendar days of the date of the filing thereof, (d) an interim trustee is appointed to take possession of all or any substantial portion of the properties or assets of, or to operate all or any substantial portion of the business of, such Loan Party or its Subsidiary, or (e) an order for relief shall have been issued or entered therein;

8.06 **Default Under Other Agreements.** The occurrence of (a) any default or event of default, after giving effect to any notice and cure periods set forth therein, under (i) the AECOM Loan Agreement, (ii) the BHSI Surety Documents or (iii) the Ansley Park Facility, (b) any L/C Default or other Guarantor Event of Default (as each such term is defined in the AECOM Guaranty) under the AECOM Guaranty, (c) (i) non-renewal of the AECOM Letter of Credit resulting in the expiration of the AECOM Letter of Credit at any time prior to the Maturity Date or (ii) any other breach or default by any Loan Party, after giving effect to any notice and cure periods set forth therein, the AECOM Guarantor or BHSI under the AECOM Subordination Agreement, the AECOM Guaranty, the AECOM Loan Agreement or any AECOM Loan Document or (d) default, after giving effect to any notice and cure periods set forth therein, under one or more other agreements to which a Loan Party or any of its Subsidiaries is a party with one or more third Persons relative to a Loan Party's or any of its Subsidiaries' Material Indebtedness, and default, after giving effect to any notice and cure periods set forth therein (i) occurs at the final maturity of the obligations thereunder, or (ii) results in a right by such third Person, irrespective of whether exercised, to accelerate the maturity of such Loan Party's or its Subsidiary's obligations thereunder;

8.07 **Representations, etc.** If any warranty, representation, certificate, statement, or Record made herein or in any other Loan Document or delivered in writing to Agent or any Lender in connection with this Agreement or any other Loan Document proves to be untrue in any material

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respect (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of the date of issuance or making or deemed making thereof;

8.08 **Guaranty.** If the obligation of any Guarantor under the guaranty contained in the Guaranty and Security Agreement is limited or terminated by operation of law or by such Guarantor (other than in accordance with the terms of this Agreement);

8.09 **Security Documents.** If the Guaranty and Security Agreement or any other Loan Document that purports to create a Lien, shall, for any reason, fail or cease to create a valid and perfected and, except to the extent of Permitted Liens, permitted purchase money Liens or the interests of lessors under Capital Leases, first priority Lien on the Collateral covered thereby, except (a) as a result of a disposition of the applicable Collateral in a transaction permitted under this Agreement, or (b) as the result of an action or failure to act on the part of Agent;

8.10 **Loan Documents.** The validity or enforceability of any Loan Document shall at any time for any reason (other than solely as the result of an action or failure to act on the part of Agent) be declared to be null and void, or a proceeding shall be commenced by a Loan Party or its Subsidiaries, or by any Governmental Authority having jurisdiction over a Loan Party or its Subsidiaries, seeking to establish the invalidity or unenforceability thereof, or a Loan Party or its Subsidiaries shall deny that such Loan Party or its Subsidiaries has any liability or obligation purported to be created under any Loan Document;

8.11 **Change of Control.** A Change of Control shall occur;

8.12 **Material Adverse Effect.** A Material Adverse Effect shall occur;

8.13 **ERISA**. (a) The occurrence of any ERISA Event; (b) there is or arises an Unfunded Pension Liability (taking into account only Pension Plans with positive Unfunded Pension Liability; (c) with respect to an Employee Benefit Plan or a Foreign Plan, a termination, withdrawal or noncompliance with applicable law or plan terms and the liability of any or all of the Loan Parties contemplated by the foregoing clauses (a) through (c), either individually or in the aggregate has resulted or could reasonably be expected to result in a Material Adverse Effect; or
(d)any of the assets of any Loan Party are or become (i) deemed to be "plan assets" within the meaning of 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA or (ii) subject to any law, regulation or other restriction applicable to governmental plans that is similar to Section 406 of ERISA or Section 4975 of the IRC.

8.14 **Subordination Provisions.** (a) Any subordination provisions in respect of the documents evidencing or governing any Subordinated Indebtedness (the "Subordination Provisions") shall, in whole or in part, terminate, cease to be effective or cease to be legally valid, binding and enforceable against any holder of the applicable Subordinated Indebtedness; or (b) any Loan Party shall, directly or indirectly, disavow or contest in any manner (i) the effectiveness, validity or enforceability of any of the Subordination Provisions, (ii) that the Subordination Provisions exist for the benefit of the Lender Group or (iii) that all payments of principal of or premium and interest on the applicable Subordinated Indebtedness, or realized from the liquidation of any property of any Loan Party, shall be subject to any of the Subordination Provisions.

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ARTICLE IX RIGHTS
AND REMEDIES.

9.01 **Rights and Remedies.** Upon the occurrence and during the continuation of an Event of Default, Agent may, and, at the instruction of the Required Lenders, shall (in each case under clauses (a) or (b) by written notice to Administrative Borrower), in addition to any other rights or remedies provided for hereunder or under any other Loan Document or by applicable law, do any one or more of the following:

(a)(i) declare the principal of, and any and all accrued and unpaid interest and fees (including Liquidated Damages, as applicable) in respect of, the Loans and all other Obligations, whether evidenced by this Agreement or by any of the other Loan Documents to be immediately due and payable, whereupon the same shall become and be immediately due and payable and Borrowers shall be obligated to repay all of such Obligations in full, without presentment, demand, protest, or further notice or other requirements of any kind, all of which are hereby expressly waived by Borrowers, and (ii) direct Borrowers to provide (and Borrowers agree that upon receipt of such notice they will provide) Cash Collateralization to Agent to be held as security for (A) Borrowers' reimbursement obligations for drawings that may subsequently occur under issued and outstanding Letters of Credit and (B) other Obligations that are contingent or not yet due and payable;

(b)declare the Commitments terminated, whereupon the Commitments shall immediately be terminated together with (i) any obligation of any Revolving Lender to make Revolving Loans and (ii) the obligation of Issuing Bank to issue Letters of Credit;

(c)draw any and all amounts available pursuant to the AECOM Letter of Credit following (i) any Guaranty Trigger Event (as defined in the AECOM Guaranty) or (ii) an Event of Default set forth in clause (c)(i) of Section 8.06;

(d)exercise all other rights and remedies available to Agent or the Lenders under the Loan Documents, under applicable law, or in equity.

The foregoing to the contrary notwithstanding, upon the occurrence of any Event of Default described in Section 8.04 or Section 8.05, in addition to the remedies set forth above, without any notice to Borrowers or any other Person or any act by the Lender Group, the Commitments shall automatically terminate and the Obligations, inclusive of the principal of, and any and all accrued and unpaid interest and fees (including Liquidated Damages, as applicable) in respect of, the Loans and all other Obligations, whether evidenced by this Agreement or by any of the other Loan Documents, shall automatically become and be immediately due and payable and Borrowers shall automatically be obligated to repay all of such Obligations in full (including Borrowers being obligated to provide (and Borrowers agree that they will provide) Cash Collateralization to Agent to be held as security for (A) Borrowers' reimbursement obligations for drawings that may subsequently occur under issued and outstanding Letters of Credit and (B) other Obligations that are contingent or not yet due and payable), without presentment, demand, protest, or notice or other requirements of any kind, all of which are expressly waived by Holdings and Borrowers.

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9.02 **Remedies Cumulative.** The rights and remedies of the Lender Group under this Agreement, the other Loan Documents, and all other agreements shall be cumulative. The Lender Group shall have all other rights and remedies not inconsistent herewith as provided under the Code, by law, or in equity. No exercise by the Lender Group of one right or remedy shall be deemed an election, and no waiver by the Lender Group of any Event of Default shall be deemed a continuing waiver. No delay by the Lender Group shall constitute a waiver, election, or acquiescence by it.


ARTICLE X WAIVERS;
INDEMNIFICATION.


10.01**Demand; Protest; etc.** Each Borrower waives demand, protest, notice of protest, notice of default or dishonor, notice of payment and nonpayment, nonpayment at maturity, release, compromise, settlement, extension, or renewal of documents, instruments, chattel paper, and guarantees at any time held by the Lender Group on which any Borrower may in any way be liable.

10.02   **The Lender Group's Liability for Collateral.** Borrowers hereby agree that:
(a) so long as Agent complies with its obligations, if any, under the Code and other than for Agent's gross negligence or willful misconduct, the Lender Group shall not in any way or manner be liable or responsible for: (i) the safekeeping of the Collateral, (ii) any loss or damage thereto occurring or arising in any manner or fashion from any cause, (iii) any diminution in the value thereof, or
(iv) any act or default of any carrier, warehouseman, bailee, forwarding agency, or other Person, and (b) all risk of loss, damage, or destruction of the Collateral shall be borne by Borrowers.

10.03**Indemnification.** Borrowers shall pay, indemnify, defend, and hold the Agent- Related Persons, the Lender-Related Persons and each Participant (each, an "Indemnified Person") harmless (to the fullest extent permitted by law) from and against any and all documented losses, claims, demands, suits, actions, investigations, proceedings, liabilities, fines, costs, penalties, and damages, and all reasonable and documented out-of-pocket fees and disbursements of attorneys, experts, or consultants and all other costs and expenses, joint and several, actually incurred in connection therewith or in connection with the enforcement of this indemnification (as and when they are incurred and irrespective of whether suit is brought), at any time asserted against, imposed upon, or incurred by any of them (a) in connection with or as a result of or related to the execution and delivery (provided that Borrowers shall not be liable for costs and expenses (including attorneys' fees) of any Lender (other than Agent) incurred in advising, structuring, drafting, reviewing, administering or syndicating the Loan Documents), enforcement, performance, or administration (including any restructuring or workout with respect hereto) of this Agreement, any of the other Loan Documents, or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any Indemnified Person is a party thereto, whether or not such claim, litigation, investigation or proceeding are brought by Holdings or its equity holders, affiliates, creditors or any other person, or the transactions contemplated hereby or thereby or the monitoring of Holdings and its Subsidiaries' compliance with the terms of the Loan Documents, and to reimburse each Indemnified Person within thirty (30) days after written demand for any reasonable, actual documented out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing (provided, that the indemnification in this clause (a) shall not extend to (i) any proceeding (other than a proceeding against Agent acting pursuant to the Loan Documents in its capacity as Agent or any of its Affiliates or its or their respective officers,

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directors, employees, controlling persons or members) solely between or among Indemnified Persons that does not arise from any acts or omissions by any Loan Party or any of its Subsidiaries; it being understood and agreed that the indemnification in this clause (a) shall extend to the Agent- Related Persons and their successors (but not the Lenders) relative to disputes between or among Agent on the one hand, and one or more Lenders, or one or more of their Affiliates, on the other hand, or (ii) any Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-tax claim), (b) with respect to any actual or prospective investigation, litigation, or proceeding related to this Agreement, any other Loan Document, the making of any Loans or issuance of any Letters of Credit hereunder, or the use of the proceeds of the Loans or the Letters of Credit provided hereunder (irrespective of whether any Loan Party or Indemnified Person is a party thereto), or any act, omission, event, or circumstance in any manner related thereto, (c) in connection with, as a result of, by reason of, or related to (i) the handling of the Loan Account and Collateral in a combined fashion (it being acknowledged and agreed that the successful operation of each Borrower is dependent on the continued successful performance of the integrated group) as set forth in Section 17.14, or (ii) the Lender Group's relying on any instructions of Administrative Borrower, and (d) in connection with or arising out of any presence or release of Hazardous Materials at, on, under, to or from any properties owned, leased or operated by any Borrower or any of its Subsidiaries or any Environmental Actions, or any Environmental Liabilities related in any way to any Borrower, any of its Subsidiaries or any assets, properties, operations or actions of any Borrower or any of its Subsidiaries (each and all of the foregoing, the "Indemnified Liabilities"). The foregoing to the contrary notwithstanding, Borrowers shall have no obligation to any Indemnified Person under this Section 10.03 with respect to any Indemnified Liability (A) that a court of competent jurisdiction determines in a final, non-appealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnified Person or its officers, directors, employees, controlling persons or members or (B) arising out of a material breach by such Indemnified Person of its obligations hereunder. This provision shall survive the termination of this Agreement and the repayment in full of the Obligations. If any Indemnified Person makes any payment to any other Indemnified Person with respect to an Indemnified Liability as to which any Borrower was required to indemnify the Indemnified Person receiving such payment, the Indemnified Person making such payment is entitled to be indemnified and reimbursed by such Borrower with respect thereto. **WITHOUT LIMITATION, THE FOREGOING INDEMNITY SHALL APPLY TO EACH INDEMNIFIED PERSON WITH RESPECT TO INDEMNIFIED LIABILITIES WHICH IN WHOLE OR IN PART ARE CAUSED BY OR ARISE OUT OF ANY NEGLIGENT ACT OR OMISSION OF SUCH INDEMNIFIED PERSON OR OF ANY OTHER PERSON. THE PROVISIONS OF THIS SECTION 10.03 SHALL SURVIVE THE RESIGNATION OR TERMINATION OF AGENT AND TERMINATION OF THIS AGREEMENT.** To the extent permitted by applicable law, neither Agent nor any Lender shall assert, and Agent and each Lender hereby waives, any claim against any Loan Party, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated hereby or the use of the proceeds thereof; provided that this sentence shall in no manner limit any Indemnified Person's rights pursuant to this Section 10.03 with respect to special, indirect, consequential or punitive damages payable by such Indemnified Person to another Person.

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ARTICLE XI NOTICES.

Unless otherwise provided in this Agreement, all notices or demands relating to this Agreement or any other Loan Document shall be in writing and (except for financial statements and other informational documents which may be sent by first-class mail, postage prepaid or otherwise sent pursuant to the express provisions of this Agreement) shall be personally delivered or sent by registered or certified mail (postage prepaid, return receipt requested), overnight courier or electronic mail (at such email addresses as a party may designate in accordance herewith). In the case of notices or demands to Holdings or Administrative Borrower or Agent, as the case may be, they shall be sent to the respective address set forth below:

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If to Holdings or Administrative Borrower:

119

Shimmick Construction Company, Inc. 530 Technology Drive, Suite No. 300
Irvine, CA 92618
Attn: John Carpenter, EVP and Chief Legal Officer Email:

and

Shimmick Construction Company, Inc. 7601 E. Technology Way, Suite 100
Denver, CO 80237
Attn: Amanda Mobley, EVP and Chief Financial Officer
Email:

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with a copy to: Latham & Watkins LLP 12670 High Bluff
        Drive San Diego, CA 921230
        Attn: James Mann and Keith Simon Email:

If to Agent: ACF FINCO I LP

        Attn: Credit Officer/Shimmick 560 White
        Plains Road, Suite 400 Tarrytown, New
        York 10591
        Tel:
        Email:

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3060 Peachtree Road NW Suite
800
Atlanta, Georgia 30305
Tel:
Email:

ACF FINCO I LP
Attn: Christy Kemp 3060
Peachtree Rd. NW Suite 800
Atlanta, GA 30305
Tel:
Email:

with copies to: Mayer Brown LLP 71 South Wacker
                            Chicago, IL 60606
                            Attention: Frederick C. Fisher Email:

Any party hereto may change the address at which they are to receive notices hereunder, by notice in writing in the foregoing manner given to the other party. All notices or demands sent in accordance with this Article XI, shall be deemed received on the earlier of the date of actual receipt or three (3) Business Days after the deposit thereof in the mail; provided, that (a) notices sent by overnight courier service shall be deemed to have been given when received and (b) notices by electronic mail shall be deemed received upon the sender's receipt of an acknowledgment from the intended recipient (such as by the "return receipt requested" function, as available, return email or other written acknowledgment).

ARTICLE XII
CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER; JUDICIAL REFERENCE PROVISION.

(a)**THE VALIDITY OF THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS (UNLESS EXPRESSLY PROVIDED TO THE CONTRARY IN ANOTHER LOAN DOCUMENT IN RESPECT OF SUCH OTHER LOAN DOCUMENT), THE CONSTRUCTION, INTERPRETATION, AND ENFORCEMENT HEREOF AND THEREOF, THE RIGHTS OF THE PARTIES HERETO AND THERETO WITH RESPECT TO ALL MATTERS ARISING HEREUNDER OR THEREUNDER OR RELATED HERETO OR THERETO, AND ANY CLAIMS, CONTROVERSIES OR DISPUTES ARISING HEREUNDER OR THEREUNDER OR RELATED HERETO OR THERETO SHALL BE DETERMINED UNDER, GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK**.

(b)**THE PARTIES AGREE THAT ALL ACTIONS OR PROCEEDINGS**

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ARISING IN CONNECTION WITH THIS AGREEMENT AND THE OTHER LOAN

123

DOCUMENTS SHALL BE TRIED AND LITIGATED ONLY IN THE STATE AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, FEDERAL COURTS LOCATED IN THE COUNTY OF NEW YORK, STATE OF NEW YORK; _PROVIDED_, THAT ANY SUIT SEEKING ENFORCEMENT AGAINST ANY COLLATERAL OR OTHER PROPERTY MAY BE BROUGHT, AT AGENT'S OPTION, IN THE COURTS OF ANY JURISDICTION WHERE SUCH COLLATERAL OR OTHER PROPERTY MAY BE FOUND. EACH LOAN PARTY AND EACH MEMBER OF THE LENDER GROUP WAIVE, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, ANY RIGHT EACH MAY HAVE TO ASSERT THE DOCTRINE OF _FORUM NON CONVENIENS_ OR TO OBJECT TO VENUE TO THE EXTENT ANY PROCEEDING IS BROUGHT IN ACCORDANCE WITH THIS SECTION 12(b).

(c)TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, EACH LOAN PARTY AND EACH MEMBER OF THE LENDER GROUP HEREBY WAIVE THEIR RESPECTIVE RIGHTS, IF ANY, TO A JURY TRIAL OF ANY CLAIM, CONTROVERSY, DISPUTE OR CAUSE OF ACTION DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF ANY OF THE LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREIN, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS (EACH A "CLAIM"). EACH LOAN PARTY AND EACH MEMBER OF THE LENDER GROUP REPRESENT THAT EACH HAS REVIEWED THIS WAIVER AND EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, A COPY OF THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

(d)EACH LOAN PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS LOCATED IN THE COUNTY OF NEW YORK AND THE STATE OF NEW YORK, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY LOAN DOCUMENTS, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT AGENT MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST ANY LOAN PARTY OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(e)NO CLAIM MAY BE MADE BY ANY LOAN PARTY AGAINST AGENT, ANY LENDER, ISSUING BANK, OR ANY AFFILIATE, DIRECTOR, OFFICER, EMPLOYEE, COUNSEL, REPRESENTATIVE, AGENT, OR ATTORNEY- IN-FACT OF ANY OF THEM FOR ANY SPECIAL, INDIRECT, CONSEQUENTIAL, PUNITIVE OR EXEMPLARY DAMAGES, AND EACH LOAN PARTY HEREBY

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WAIVES, RELEASES, AND AGREES NOT TO SUE UPON ANY CLAIM FOR SUCH DAMAGES, WHETHER OR NOT ACCRUED AND WHETHER OR NOT KNOWN OR SUSPECTED TO EXIST IN ITS FAVOR, PROVIDED, THAT NOTHING CONTAINED IN THIS SECTION 12(e) SHALL LIMIT THE DAMAGES AVAILABLE TO ANY LOAN PARTY TO THE EXTENT SUCH SPECIAL, INDIRECT, CONSEQUENTIAL, PUNITIVE OR EXEMPLARY DAMAGES ARE INCLUDED IN ANY THIRD PARTY CLAIM FOR WHICH A LOAN PARTY IS TO BE INDEMNIFIED HEREUNDER.

ARTICLE XIII
ASSIGNMENTS AND PARTICIPATIONS; SUCCESSORS.

13.01   **Assignments and Participations.**

(a)(i)   Subject to the conditions set forth in clause (a)(ii) below, any Lender may assign and delegate all or any portion of its rights and duties under the Loan Documents (including the Obligations owed to it and its Commitments) to one or more assignees (each, an "Assignee"), with the prior written consent (such consent not be unreasonably withheld or delayed) of:

(A)Administrative Borrower; provided, that no consent of Administrative Borrower shall be required (1) if a Default or Event of Default has occurred and is continuing, or (2) in connection with an assignment to a Person that is a Lender or an Affiliate (other than natural persons) of a Lender or a Related Fund; provided further, that Administrative Borrower shall be deemed to have consented to a proposed assignment unless it objects thereto by written notice to Agent within five (5) Business Days after having received notice thereof; and

(B)Agent, which consent may be granted or withheld in Agent's reasonable discretion, and Issuing Bank.

(ii)   Assignments shall be subject to the following additional conditions:

(A)no assignment may be made to a natural person or to a Loan Party or an Affiliate or Subsidiary of a Loan Party;

(B)the amount of the Commitments and the other rights and obligations of the assigning Lender hereunder and under the other Loan Documents subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to Agent) shall be in a minimum amount (unless waived by Agent) of $5,000,000 (except such minimum amount shall not apply to (1) an assignment or delegation by any Lender to any other Lender, an Affiliate of any Lender, or a Related Fund of such Lender or (2) a group of new Lenders, each of which is an Affiliate of each other or a Related Fund of such new Lender to the extent that the aggregate amount to be assigned to all such new Lenders is at least $5,000,000);

(C)each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement;

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(D)the parties to each assignment shall execute and deliver to Agent an Assignment and Acceptance; provided, that Borrowers and Agent may continue to deal solely and directly with the assigning Lender in connection with the interest so assigned to an Assignee until (1) written notice of such assignment, together with payment instructions, addresses, and related information with respect to the Assignee, have been given to Administrative Borrower and Agent by such Lender and the Assignee, (2) such Lender and the Assignee have delivered to Administrative Borrower and Agent an Assignment and Acceptance and Agent has notified the assigning Lender of its receipt thereof and (3) unless waived by Agent, the assigning Lender or Assignee has paid to Agent, for Agent's separate account, a processing fee in the amount of $5,000; and

(E)the assignee, if it is not a Lender, shall deliver to Agent an Administrative Questionnaire in a form approved by Agent (the "Administrative Questionnaire").

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(b)From and after the date that Agent receives the executed Assignment and Acceptance and, if applicable, payment of the required processing fee, (i) the Assignee thereunder shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such Assignment and Acceptance, shall be a "Lender" and shall have the rights and obligations of a Lender under the Loan Documents, and (ii) the assigning Lender shall, to the extent that rights and obligations hereunder and under the other Loan Documents have been assigned by it pursuant to such Assignment and Acceptance, relinquish its rights (except with respect to Section 10.03) and be released from any future obligations under this Agreement (and in the case of an Assignment and Acceptance covering all or the remaining portion of an assigning Lender's rights and obligations under this Agreement and the other Loan Documents, such Lender shall cease to be a party hereto and thereto); provided, that nothing contained herein shall release any assigning Lender from obligations that survive the termination of this Agreement, including such assigning Lender's obligations under Article XV and Section 17.08(a).

(c)By executing and delivering an Assignment and Acceptance, the assigning Lender thereunder and the Assignee thereunder confirm to and agree with each other and the other parties hereto as follows: (i) other than as provided in such Assignment and Acceptance, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any other Loan Document furnished pursuant hereto, (ii) such assigning Lender makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Loan Party or the performance or observance by any Loan Party of any of its obligations under this Agreement or any other Loan Document furnished pursuant hereto, (iii) such Assignee confirms that it has received a copy of this Agreement, together with such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance, (iv) such Assignee will, independently

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and without reliance upon Agent, such assigning Lender or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement, (v) such Assignee appoints and authorizes Agent to take such actions and to exercise such powers under this Agreement and the other Loan Documents as are delegated to Agent, by the terms hereof and thereof, together with such powers as are reasonably incidental thereto, and (vi) such Assignee agrees that it will perform all of the obligations which by the terms of this Agreement are required to be performed by it as a Lender.

(d)Immediately upon Agent's receipt of the required processing fee, if applicable, and delivery of notice to the assigning Lender pursuant to Section 13.01(b), this Agreement shall be deemed to be amended to the extent, but only to the extent, necessary to reflect the addition of the Assignee and the resulting adjustment of the Commitments arising therefrom. The Commitment allocated to each Assignee shall reduce such Commitments of the assigning Lender *pro tanto*.

(e)Any Lender may at any time sell to one or more commercial banks, financial institutions, or other Persons (a "Participant") participating interests in all or any portion of its Obligations, its Commitment, and the other rights and interests of that Lender (the "Originating Lender") hereunder and under the other Loan Documents; provided, that (i) the Originating Lender shall remain a "Lender" for all purposes of this Agreement and the other Loan Documents and the Participant receiving the participating interest in the Obligations, the Commitments, and the other rights and interests of the Originating Lender hereunder shall not constitute a "Lender" hereunder or under the other Loan Documents and the Originating Lender's obligations under this Agreement shall remain unchanged, (ii) the Originating Lender shall remain solely responsible for the performance of such obligations, (iii) Borrowers, Agent, and the Lenders shall continue to deal solely and directly with the Originating Lender in connection with the Originating Lender's rights and obligations under this Agreement and the other Loan Documents, (iv) no Lender shall transfer or grant any participating interest under which the Participant has the right to approve any amendment to, or any consent or waiver with respect to, this Agreement or any other Loan Document, except to the extent such amendment to, or consent or waiver with respect to this Agreement or of any other Loan Document would (A) extend the final maturity date of the Obligations hereunder in which such Participant is participating, (B) reduce the interest rate applicable to the Obligations hereunder in which such Participant is participating, (C) release all or substantially all of the Collateral or guaranties (except to the extent expressly provided herein or in any of the Loan Documents) supporting the Obligations hereunder in which such Participant is participating, (D) postpone the payment of, or reduce the amount of, the interest or fees payable to such Participant through such Lender (other than a waiver of default interest), or (E) decreases the amount or postpones the due dates of scheduled principal repayments or prepayments or premiums payable to such Participant through such Lender, (v) no participation shall be sold to a natural person, (vi) no participation shall be sold to a Loan Party or an Affiliate of a Loan Party, and (vii) except as otherwise provided in the subsection, all amounts payable by Borrowers hereunder shall be determined as if such Lender had not sold such participation, except that, if amounts outstanding under this Agreement are due and unpaid, or shall have been declared or shall have become due and payable upon the occurrence of an Event of Default, each Participant shall be deemed to have the right of set off in respect of its participating interest in amounts owing under

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this Agreement to the same extent as if the amount of its participating interest were owing directly to it as a Lender under this Agreement. The rights of any Participant only shall be derivative through the Originating Lender with whom such Participant participates and no Participant shall have any rights under this Agreement or the other Loan Documents or any direct rights as to the other Lenders, Agent, Borrowers, the Collateral, or otherwise in respect of the Obligations. The Borrowers agree that each Participant shall be entitled to the benefits of Sections 2.06(j), 2.12(a), 2.13 and Article XVI (subject to the requirements and limitations therein, including the requirements under Section 16.02 (it being understood that the documentation required under Section 16.02 shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section; provided that such Participant (A) agrees to be subject to the provisions of Section 14.02 as if it were an assignee under paragraph (b) of this Section; and (B) shall not be entitled to receive any greater payment under Section 2.13 or Article XVI, with respect to any participation, than the Originating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 15.12(a) as though it were a Lender; provided that such Participant agrees to be subject to Section 15.12(b) as though it were a Lender. Each Originating Lender agrees, at the Borrowers' request and expense, to use reasonable efforts to cooperate with the Borrowers to effectuate the provisions of Section 14.02 with respect to any Participant. No Participant shall have the right to participate directly in the making of decisions by the Lenders among themselves.

(f) In connection with any such assignment or participation or proposed assignment or participation or any grant of a security interest in, or pledge of, its rights under and interest in this Agreement, a Lender may, subject to the provisions of Section 17.08, disclose all documents and information which it now or hereafter may have relating to any Loan Party and its Subsidiaries and their respective businesses.

(g) Any other provision in this Agreement notwithstanding, any Lender may at any time create a security interest in, or pledge, all or any portion of its rights under and interest in this Agreement in favor of any Federal Reserve Bank in accordance with Regulation A of the Federal Reserve Bank or U.S. Treasury Regulation 31 CFR §203.24, and such Federal Reserve Bank may enforce such pledge or security interest in any manner permitted under applicable law. Notwithstanding anything to the contrary herein, (i) any Lender shall be permitted to pledge or grant a security interest in all or a portion of such Lender's rights hereunder including, but not limited to, any Loans (without the consent of, or notice to or any other action by, any other party hereto) to secure the obligations of such Lender or any of its Affiliates to any Person providing any loan, letter of credit or other extension of credit to or for the account of such Lender or any of its Affiliates and any agent, trustee or representative of such Person and (ii) Agent shall be permitted to pledge or grant a security interest in all or any portion of its rights hereunder or under the other Loan Documents, including, but not limited to, rights to payment (without the consent of, or notice to or any other action by, any other party hereto), to secure the obligations of Agent or any of its Affiliates to any Person providing any loan, letter of credit to or for the account of Agent or any of its Affiliates and any agent, trustee or representative of such Person; provided in each case, that no such pledge or assignment of a security interest shall release such Lender or Agent from its obligations hereunder or substitute any such pledgee or assignee for such Lender or Agent as a party hereto.

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(h)The Loan Parties hereby acknowledge that the Lenders and their Affiliates may securitize the Loans (a "Securitization") through the pledge of the Loans as collateral security for loans to the Lenders or their Affiliates or through the sale of the Loans or the issuance of direct or indirect interests in the Loans to their controlled Affiliates, which loans to the Lenders or their Affiliates or direct or indirect interests will be rated by Moody's, S&P or one or more other rating agencies. The Loan Parties shall, to the extent commercially reasonable, cooperate with the Lenders and their Affiliates to effect any and all Securitizations. Notwithstanding the foregoing, no such Securitization shall release the Lender party thereto from any of its obligations hereunder or substitute any pledgee, secured party or any other party to such Securitization for such Lender as a party hereto and no change in ownership of the Loans may be effected except pursuant to this Section 13.01.

(i)Agent (as a non-fiduciary agent on behalf of Borrowers) shall maintain, or cause to be maintained, a register (the "Register") on which it enters the name and address of each Lender as the registered owner of the Loans and/or Revolver Commitments (and the principal amount thereof and stated interest thereon) held by such Lender (each, a "Registered Loan"). Other than in connection with an assignment by a Lender of all or any portion of its portion of the Loans and/or Revolver Commitments to an Affiliate of such Lender or a Related Fund of such Lender (i) a Registered Loan (and the registered note, if any, evidencing the same) may be assigned or sold in whole or in part only by registration of such assignment or sale on the Register (and each registered note shall expressly so provide) and (ii) any assignment or sale of all or part of such Registered Loan (and the registered note, if any, evidencing the same) may be effected only by registration of such assignment or sale on the Register, together with the surrender of the registered note, if any, evidencing the same duly endorsed by (or accompanied by a written instrument of assignment or sale duly executed by) the holder of such registered note, whereupon, at the request of the designated assignee(s) or transferee(s), one or more new registered notes in the same aggregate principal amount shall be issued to the designated assignee(s) or transferee(s). Prior to the registration of assignment or sale of any Registered Loan (and the registered note, if any evidencing the same), Borrowers shall treat the Person in whose name such Registered Loan (and the registered note, if any, evidencing the same) is registered as the owner thereof for the purpose of receiving all payments thereon and for all other purposes, notwithstanding notice to the contrary. In the case of any assignment by a Lender of all or any portion of its Loans and/or Revolver Commitments to an Affiliate of such Lender or a Related Fund of such Lender, and which assignment is not recorded in the Register, the assigning Lender, on behalf of Borrowers, shall maintain a register (the "Affiliate Register") comparable to the Register. It is intended that any Register, including the Affiliate Register referenced in the preceding sentence, be maintained such that Obligations are in "registered form" for the purposes of the IRC.

(j)In the event that a Lender sells participations in the Registered Loan, such Lender, as a non-fiduciary agent on behalf of Borrowers, shall maintain (or cause to be maintained) a register on which it enters the name of all participants in the Registered Loans held by it (and the principal amount (and stated interest thereon) of the portion of such Registered Loans that is subject to such participations) (the "Participant Register"). A Registered Loan (and the registered note, if any, evidencing the same) may be participated in whole or in part only by registration of such participation on the Participant Register (and each registered note shall expressly so provide). Any participation of such Registered Loan (and the registered note, if any, evidencing the same) may be effected only by the registration of such participation on the Participant Register. It is

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intended that each Participant Register be maintained such that the Obligations are in "registered form" for the purposes of the IRC, including under Section 5f.103-1(c) and proposed Section 1.163-5 of the United States Treasury Regulations (or any amended or successor version). The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, Agent (in its capacity as Agent) shall have no responsibility for maintaining a Participant Register.

(k)Agent shall make a copy of the Register (and each Lender shall make a copy of its Participant Register or Affiliate Register to the extent it has one) available for review by Administrative Borrower from time to time as Administrative Borrower may reasonably request.

13.02**Successors.** This Agreement shall bind and inure to the benefit of the respective successors and assigns of each of the parties; provided, that Borrowers may not assign this Agreement or any rights or duties hereunder without the Lenders' prior written consent and any prohibited assignment shall be absolutely void *ab initio*. No consent to assignment by the Lenders shall release any Borrower from its Obligations. A Lender may assign this Agreement and the other Loan Documents and its rights and duties hereunder and thereunder pursuant to Section 13.01 and, except as expressly required pursuant to Section 13.01, no consent or approval by any Borrower is required in connection with any such assignment. Each Lender acknowledges and agrees that, notwithstanding anything to the contrary contained in Section 13.01, immediately and automatically upon the Guarantor (as defined in the AECOM Guaranty) paying the Purchase Price set forth in Section 15.3 the AECOM Subordination Agreement (including pursuant to a draw on the AECOM L/C), (i) the Purchase Closing (as defined in the AECOM Subordination Agreement) shall be deemed to have occurred pursuant to and in accordance with Section 15.4 of the AECOM Subordination Agreement and (ii) the Guarantor (as defined in the AECOM Guaranty) shall be deemed to have become a Lender hereunder through assignment of all of the Agent's and each Lender's rights and obligations under Section 13.01, which such assignment is hereby consented to by both the Agent and the Loan Parties and which such assignment shall be deemed automatically effective irrespective of the satisfaction of any conditions thereto contained in Section 13.01 (and the Agent and Loan Parties hereby consent to the full and unconditional waiver of such conditions), and the Guarantor (as defined in the AECOM Guaranty) shall have the rights and obligations of a Lender hereunder.

ARTICLE XIV AMENDMENTS; WAIVERS.

14.01   **Amendments and Waivers.**

(a)No amendment, waiver or other modification of any provision of this Agreement or any other Loan Document (other than the Fee Letter), and no consent with respect to any departure by Holdings or Borrowers therefrom, shall be effective unless the same shall be in writing and signed by the Required Lenders (or by Agent at the written request of the Required Lenders) and the Loan Parties that are party thereto and then any such waiver or consent shall be effective, but only in the specific instance and for the specific purpose for which given; provided, that no such waiver, amendment, or consent shall:

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(i)   increase the amount of or extend the expiration date of any Commitment of any Lender without the written consent of such Lender (it being understood that a waiver of any condition precedent set forth in Article III or the waiver of any Default shall not constitute an extension or increase of any Commitment of any Lender),

(ii)   postpone or delay any scheduled date fixed by this Agreement or any other Loan Document for any payment of principal, interest, fees (including Liquidated Damages), or other amounts due hereunder or under any other Loan Document without the written consent of each Lender directly and adversely affected thereby,

(iii) reduce the principal of, or the rate of interest on, any Loan or other extension of credit hereunder, or reduce any fees or other amounts payable hereunder or under any other Loan Document, without the written consent of each Lender directly and adversely affected thereby (except (A) in connection with the waiver of applicability of Section 2.06(c) or the last sentence of Section 2.10(c) (which waiver shall be effective with the written consent of the Required Lenders) and (B) that any amendment or modification of defined terms used in the financial covenants in this Agreement shall not constitute a reduction in the rate of interest or a reduction of fees for purposes of this clause (iii),

(iv) amend, modify, or eliminate this Section or any provision of this Agreement providing for consent or other action by all Lenders without the written consent of each Lender,

(v)   amend, modify or eliminate Section 3.01 or 3.02 without the written consent of each Lender,

(vi) other than as permitted by Section 15.11, release or contractually subordinate Agent's Lien in and to all or substantially all of the Collateral without the written consent of each Lender, or

(vii) amend, modify, or eliminate the definitions of "Required Lenders" or "Pro Rata Share" or Section 15.12(b) without the written consent of each Lender.

(b)No amendment, waiver, modification, or consent shall amend, modify, waive, or eliminate:

(i)   the definition of, or any of the terms or provisions of, the Fee Letter, without the written consent of Agent and Administrative Borrower (and shall not require the written consent of any of the Lenders),

(ii)   any provision of Article XV pertaining to Agent, or any other rights or duties of Agent under this Agreement or the other Loan Documents, without the written consent of Agent, Administrative Borrower, and the Required Lenders;

(c)No amendment, waiver, modification, elimination, or consent shall amend, modify, or waive any provision of this Agreement or the other Loan Documents pertaining to Issuing Bank, or any other rights or duties of Issuing Bank under this Agreement or the other Loan

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Documents, without the written consent of Issuing Bank, Agent, Borrowers, and the Required Lenders;

(d)Anything in this Section 14.01 to the contrary notwithstanding, (i) any amendment, modification, elimination, waiver, consent, termination, or release of, or with respect to, any provision of this Agreement or any other Loan Document that relates only to the relationship of the Lender Group among themselves, and that does not affect the rights or obligations of Holdings or Borrowers, shall not require consent by or the agreement of any Loan Party (but Agent shall provide prompt notice to Administrative Borrower of any such change (provided that any failure to provide such notice shall not result in any liability to Agent hereunder)), and (ii) any amendment, waiver, modification, elimination, or consent of or with respect to any provision of this Agreement or any other Loan Document may be entered into without the consent of, or over the objection of, any Defaulting Lender;

(e)   Reserved; and

(f)This Agreement and any other Loan Document may be amended solely with the consent of Agent and the Administrative Borrower without the need to obtain the consent of any other Lender if such amendment is delivered in order to (x) correct or cure ambiguities, errors, omissions, defects, (y) effect administrative changes of a technical or immaterial nature or (z) correct or cure incorrect cross references or similar inaccuracies in this Agreement or the applicable Loan Document, in each case with regards to clauses (x) through (z), the correction of which is not adverse to the interest of any Lender. Guarantees, collateral documents, security documents, intercreditor agreements, and related documents executed in connection with this Agreement may be amended, modified, terminated or waived, and consent to any departure therefrom may be given, without the consent of any Lender if such amendment, modification, waiver or consent is given in order to cause such guarantee, collateral document, security document, intercreditor agreement or related document to be consistent with this Agreement and the other Loan Documents. Any such amendment shall become effective without any further consent of any other party to such Loan Document.

14.02 **Replacement of Certain Lenders.**

(a)   If (x) any Lender becomes a Defaulting Lender or an Affected Lender, (y) any Lender makes a claim for compensation under Article XVI or Section 2.06(j) or (z) in the case of a refusal by a Lender to consent to a proposed change, waiver, discharge or termination with respect to this Agreement that requires the consent of each Lender or each directly and adversely affected Lender which has been approved by the Required Lenders as (and to the extent) provided in Section 14.01, (I) the Administrative Borrower shall have the right, to terminate the Commitment of such Lender and repay all Obligations of the Borrower owing to such Lender relating to the Loans and participations held by such Lender as of such termination date and (II) the Administrative Borrower or Agent shall have the right, in accordance with Section 13.01 to replace such Lender (the "Replaced Lender") with one or more other Eligible Assignees, none of whom shall constitute a Defaulting Lender at the time of such replacement (collectively, the "Replacement Lender") and each of which shall be reasonably acceptable to Agent (to the extent Agent's consent would be required under Section 13.01); provided that:

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(i)   in the case of clause (II) above, at the time of any replacement pursuant to this Section 14.02, the Replacement Lender shall enter into one or more Assignment and Acceptances pursuant to Section 13.01 (and with all fees payable pursuant to said Section 13.01 to be paid by the Replacement Lender and/or the Replaced Lender (as may be agreed to at such time by and among the Administrative Borrower, the Replacement Lender and the Replaced Lender)) pursuant to which the Replacement Lender shall acquire all of the Commitments and outstanding Loans of the Replaced Lender and, in connection therewith, shall pay to the Replaced Lender in respect thereof an amount equal to an amount equal to the principal of, and all accrued interest on, all outstanding Loans of the respective Replaced Lender; and

(ii)   all obligations of the Borrower then owing to the Replaced Lender shall be paid in full to such Replaced Lender concurrently with such replacement.

(b)Upon receipt by the Replaced Lender of all amounts required to be paid to it pursuant to this Section 14.02, Agent or the Administrative Borrower shall be entitled (but not obligated) and is authorized (which authorization is coupled with an interest) to execute an Assignment and Acceptance on behalf of such Replaced Lender, and any such Assignment and Acceptance so executed by Agent and the Replacement Lender shall be effective for purposes of this Section 14.02 and Section 13.01. Upon the execution of the respective Assignment and Acceptance, the payment of amounts referred to in clauses (i) and (ii) above, and the recordation of the assignment on the Register by Agent pursuant to Section 13.01, the Replacement Lender shall become a Lender hereunder and the Replaced Lender shall cease to constitute a Lender hereunder, except with respect to indemnification provisions under this Agreement, which shall survive as to such Replaced Lender. In the case of the substitution of a Lender pursuant to this Section, if the Lender being replaced does not execute and deliver to Agent a duly completed Assignment and Acceptance and/or any other documentation necessary to reflect such replacement by the later of (x) the date on which the Replacement Lender executed and delivered such Assignment and Assumption and/or such other documentation and (y) the date as of which all obligations of the Borrowers required to be paid to the Replaced Lender pursuant to this Section, then the Replaced Lender shall be deemed to have executed and delivered such Assignment and Acceptance and/or such other documentation as of such date and Agent and Administrative Borrower shall each be entitled (but not obligated) to execute and deliver such Assignment and Acceptance and/or such other documentation on behalf of such Replaced Lender.

14.03**No Waivers; Cumulative Remedies.** No failure by Agent or any Lender to exercise any right, remedy, or option under this Agreement or any other Loan Document, or delay by Agent or any Lender in exercising the same, will operate as a waiver thereof. No waiver by Agent or any Lender will be effective unless it is in writing, and then only to the extent specifically stated. No waiver by Agent or any Lender on any occasion shall affect or diminish Agent's and each Lender's rights thereafter to require strict performance by Holdings or Borrowers of any provision of this Agreement. Agent's and each Lender's rights under this Agreement and the other Loan Documents will be cumulative and not exclusive of any other right or remedy that Agent or any Lender may have.

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ARTICLE XV
AGENT; THE LENDER GROUP.

15.01**Appointment and Authorization of Agent.** Each Lender hereby designates and appoints Agent as its agent under this Agreement and the other Loan Documents and each Lender hereby irrevocably authorizes Agent to execute and deliver each of the other Loan Documents on its behalf and to take such other action on its behalf under the provisions of this Agreement and each other Loan Document and to exercise such powers and perform such duties as are expressly delegated to Agent by the terms of this Agreement or any other Loan Document, together with such powers as are reasonably incidental thereto. Agent agrees to act as agent for and on behalf of the Lenders on the conditions contained in this Article XV. Any provision to the contrary contained elsewhere in this Agreement or in any other Loan Document notwithstanding, Agent shall not have any duties or responsibilities, except those expressly set forth herein or in the other Loan Documents, nor shall Agent have or be deemed to have any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against Agent. Without limiting the generality of the foregoing, the use of the term "agent" in this Agreement or the other Loan Documents with reference to Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only a representative relationship between independent contracting parties. Each Lender hereby further authorizes Agent to act as the secured party under each of the Loan Documents that create a Lien on any item of Collateral. Except as expressly otherwise provided in this Agreement, Lenders agree that Agent shall have and may use its sole discretion with respect to exercising or refraining from exercising any discretionary rights or taking or refraining from taking any actions that Agent expressly is entitled to take or assert under or pursuant to this Agreement and the other Loan Documents. Without limiting the generality of the foregoing, or of any other provision of the Loan Documents that provides rights or powers to Agent, Lenders agree that Agent shall have the right to exercise the following powers as long as this Agreement remains in effect: (a) maintain, in accordance with its customary business practices, ledgers and records reflecting the status of the Obligations, the Collateral, payments and proceeds of Collateral, and related matters,
(b) execute or file any and all financing or similar statements or notices, amendments, renewals, supplements, documents, instruments, proofs of claim, notices and other written agreements with respect to the Loan Documents, (c) make Loans, for itself or on behalf of Lenders, as provided in the Loan Documents, (d) exclusively receive, apply, and distribute payments and proceeds of the Collateral as provided in the Loan Documents, (e) open and maintain such bank accounts and cash management arrangements as Agent deems necessary and appropriate in accordance with the Loan Documents for the foregoing purposes, (f) perform, exercise, and enforce any and all other rights and remedies of the Lender Group with respect to any Loan Party or its Subsidiaries, the Obligations, the Collateral, or otherwise related to any of same as provided in the Loan Documents, and (g) incur and pay such Lender Group Expenses as Agent may deem necessary or appropriate for the performance and fulfillment of its functions and powers pursuant to the Loan Documents.

15.02**Delegation of Duties.** Agent may execute any of its duties under this Agreement or any other Loan Document by or through agents, employees or attorneys in fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. Agent shall not be

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responsible for the negligence or misconduct of any agent or attorney in fact that it selects as long as such selection was made without gross negligence or willful misconduct.

15.03**Liability of Agent.** None of the Agent-Related Persons shall (a) be liable for any action taken or omitted to be taken by any of them under or in connection with this Agreement or any other Loan Document or the transactions contemplated hereby (except for its own gross negligence or willful misconduct), or (b) be responsible in any manner to any of the Lenders for any recital, statement, representation or warranty made by any Loan Party or any of its Subsidiaries or Affiliates, or any officer or director thereof, contained in this Agreement or in any other Loan Document, or in any certificate, report, statement or other document referred to or provided for in, or received by Agent under or in connection with, this Agreement or any other Loan Document, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document, or for any failure of any Loan Party or its Subsidiaries or any other party to any Loan Document to perform its obligations hereunder or thereunder. No Agent-Related Person shall be under any obligation to any Lenders to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the books and records or properties of any Loan Party or its Subsidiaries.

15.04**Reliance by Agent.** Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telegram, telefacsimile or other electronic method of transmission, telex or telephone message, statement or other document or conversation believed by it to be genuine and correct and to have been signed, sent, or made by the proper Person or Persons, and upon advice and statements of legal counsel (including counsel to Borrowers or counsel to any Lender), independent accountants and other experts selected by Agent. Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless Agent shall first receive such advice or concurrence of the Lenders as it deems appropriate and until such instructions are received, Agent shall act, or refrain from acting, as it deems advisable. If Agent so requests, it shall first be indemnified to its reasonable satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Loan Document in accordance with a request or consent of the Required Lenders and such request and any action taken or failure to act pursuant thereto shall be binding upon all of the Lenders.

15.05**Notice of Default or Event of Default.** Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, except with respect to defaults in the payment of principal, interest, fees, and expenses required to be paid to Agent for the account of the Lenders and, except with respect to Events of Default of which Agent has actual knowledge, unless Agent shall have received written notice from a Lender or Administrative Borrower referring to this Agreement, describing such Default or Event of Default, and stating that such notice is a "notice of default." Agent promptly will notify the Lenders of its receipt of any such notice or of any Event of Default of which Agent has actual knowledge. If any Lender obtains actual knowledge of any Event of Default, such Lender promptly shall notify the other Lenders and Agent of such Event of Default. Each Lender shall be solely responsible for giving any notices to its Participants, if any. Subject to Section 15.04, Agent shall take such action with respect to

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such Default or Event of Default as may be requested by the Required Lenders in accordance with Article IX; provided, that unless and until Agent has received any such request, Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable.

15.06**Credit Decision.** Each Lender acknowledges that none of the Agent-Related Persons has made any representation or warranty to it, and that no act by Agent hereinafter taken, including any review of the affairs of any Loan Party and its Subsidiaries or Affiliates, shall be deemed to constitute any representation or warranty by any Agent-Related Person to any Lender. Each Lender represents to Agent that it has, independently and without reliance upon any Agent- Related Person and based on such due diligence, documents and information as it has deemed appropriate, made its own appraisal of, and investigation into, the business, prospects, operations, property, financial and other condition and creditworthiness of Borrowers or any other Person party to a Loan Document, and all applicable bank regulatory laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to Borrowers. Each Lender also represents that it will, independently and without reliance upon any Agent-Related Person and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of Borrowers or any other Person party to a Loan Document. Except for notices, reports, and other documents expressly herein required to be furnished to the Lenders by Agent, Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of Borrowers or any other Person party to a Loan Document that may come into the possession of any of the Agent-Related Persons. Each Lender acknowledges that Agent does not have any duty or responsibility, either initially or on a continuing basis (except to the extent, if any, that is expressly specified herein) to provide such Lender with any credit or other information with respect to Borrowers, their Affiliates or any of their respective business, legal, financial or other affairs, and irrespective of whether such information came into Agent's or its Affiliates' or representatives' possession before or after the date on which such Lender became a party to this Agreement.

15.07**Costs and Expenses; Indemnification.** Agent may incur and pay Lender Group Expenses to the extent Agent reasonably deems necessary or appropriate for the performance and fulfillment of its functions, powers, and obligations pursuant to the Loan Documents, including court costs, attorneys' fees and expenses, fees and expenses of financial accountants, advisors, consultants, and appraisers, costs of collection by outside collection agencies, auctioneer fees and expenses, and costs of security guards or insurance premiums paid to maintain the Collateral, whether or not Borrowers are obligated to reimburse Agent or Lenders for such expenses pursuant to this Agreement or otherwise. Agent is authorized and directed to deduct and retain sufficient amounts from (a) any deposits paid on or prior to the Closing Date and any subsequent deposits paid by Borrowers to Agent hereunder or under any other Loan Document, or (b) payments or proceeds of the Collateral received by Agent to reimburse Agent for such out-of-pocket costs and expenses prior to the distribution of any amounts to Lenders. In the event Agent is not reimbursed for such costs and expenses by Administrative Borrower or its Subsidiaries, each Lender hereby

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agrees that it is and shall be obligated to pay to Agent such Lender's ratable thereof. Whether or

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not the transactions contemplated hereby are consummated, (i) Agent is authorized and directed to deduct and retain sufficient amounts from any deposits paid on or prior to the Closing Date and any subsequent deposits paid by Borrowers to Agent hereunder or under any other Loan Document for the payment of the Indemnified Liabilities and (ii) each of the Lenders, on a ratable basis, shall indemnify and defend the Agent-Related Persons (to the extent not reimbursed by or on behalf of Borrowers and without limiting the obligation of Borrowers to do so) from and against any and all Indemnified Liabilities; provided, that no Lender shall be liable for the payment to any Agent- Related Person of any portion of such Indemnified Liabilities resulting solely from such Person's gross negligence or willful misconduct nor shall any Lender be liable for the obligations of any Defaulting Lender in failing to make a Revolving Loan or other extension of credit hereunder. Without limitation of the foregoing, each Lender shall reimburse Agent upon demand for such Lender's ratable share of any costs or out of pocket expenses (including attorneys, accountants, advisors, and consultants fees and expenses) incurred by Agent in connection with the preparation, execution, delivery, administration, modification, amendment, or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement or any other Loan Document to the extent that Agent is not reimbursed for such expenses by or on behalf of Borrowers. The undertaking in this Section shall survive the payment of all Obligations hereunder and the resignation or replacement of Agent.

15.08**Agent in Individual Capacity.** Agent and its Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, acquire Equity Interests in, and generally engage in any kind of banking, trust, financial advisory, underwriting, or other business with any Loan Party and its Subsidiaries and Affiliates and any other Person party to any Loan Document as though Agent were not Agent hereunder, and, in each case, without notice to or consent of the other members of the Lender Group. The other members of the Lender Group acknowledge that, pursuant to such activities, Agent or its Affiliates may receive information regarding any Loan Party or its Affiliates or any other Person party to any Loan Documents that is subject to confidentiality obligations in favor of such Loan Party or such other Person and that prohibit the disclosure of such information to the Lenders, and the Lenders acknowledge that, in such circumstances (and in the absence of a waiver of such confidentiality obligations, which waiver Agent will use its reasonable best efforts to obtain), Agent shall not be under any obligation to provide such information to them. The terms "Lender" and "Lenders" include Agent in its individual capacity.

15.09**Successor Agent.** Agent may resign as Agent upon thirty (30) days (or ten (10) days if an Event of Default has occurred and is continuing) prior written notice to the Lenders (unless such notice is waived by the Required Lenders) and Administrative Borrower (unless such notice is waived by Administrative Borrower or an Event of Default exists). If Agent resigns under this Agreement, the Required Lenders shall be entitled, with (so long as no Event of Default has occurred and is continuing) the consent of Administrative Borrower (such consent not to be unreasonably withheld, delayed, or conditioned), to appoint a successor Agent for the Lenders. If, at the time that Agent's resignation is effective, it is acting as Issuing Bank, such resignation shall also operate to effectuate its resignation as Issuing Bank and it shall automatically be relieved of any further obligation to issue Letters of Credit. If no successor Agent is appointed prior to the effective date of the resignation of Agent, Agent may appoint, after consulting with the Lenders and Administrative Borrower, a successor Agent. If Agent has materially breached or failed to perform any material provision of this Agreement or of applicable law, the Required Lenders may agree in writing to remove and replace Agent with a successor Agent from among the Lenders with (so long as no Event of Default has occurred and is continuing) the consent of Administrative Borrower (such consent not to be unreasonably withheld, delayed, or conditioned). In any such event, upon the acceptance of its appointment as successor Agent hereunder, such successor Agent shall succeed to all the rights, powers, and duties of the retiring Agent and the term "Agent" shall mean such successor Agent and the retiring Agent's appointment, powers, and duties as Agent shall be terminated. After any retiring Agent's resignation hereunder as Agent, the provisions of this Article XV shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement. If no successor Agent has accepted appointment as Agent by the date which is thirty (30) days following a retiring Agent's notice of resignation, the retiring Agent's resignation shall nevertheless thereupon become effective and the Lenders shall perform all of the duties of Agent hereunder until such time, if any, as the Lenders appoint a successor Agent as provided for above.

15.10**Lender in Individual Capacity.** Any Lender and its respective Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, acquire Equity Interests in and generally engage in any kind of banking, trust, financial advisory, underwriting, or other business with any Loan Party and its Subsidiaries and Affiliates and any other Person party to any Loan Documents as though such Lender were not a Lender hereunder without notice to or consent of the other members of the Lender Group. The other members of the Lender Group acknowledge that, pursuant to such activities, such Lender and its respective Affiliates may receive information regarding any Loan Party or its Affiliates or any other Person party to any Loan Documents that is subject to confidentiality obligations in favor of such Loan Party or such other Person and that prohibit the disclosure of such information to the Lenders, and the Lenders acknowledge that, in such circumstances, such Lender shall not be under any obligation to provide such information to them.

15.11   **Collateral Matters.**

(a)The Lenders hereby irrevocably authorize Agent to release any Lien on any Collateral (i) upon the termination of the Commitments and payment and satisfaction in full by Borrowers of all of the Obligations, (ii) constituting property being sold or disposed of if a release is required or desirable in connection therewith and if Administrative Borrower certifies to Agent that the sale or disposition is permitted under Section 6.04 (and Agent may rely conclusively on any such certificate, without further inquiry), (iii) constituting property in which no Loan Party nor its Subsidiaries owned any interest at the time Agent's Lien was granted nor at any time thereafter, (iv) constituting property leased or licensed to a Loan Party or its Subsidiaries under a lease or license that has expired or is terminated in a transaction permitted under this Agreement, or (v) in connection with a credit bid or purchase authorized under this Section 15.11. The Loan Parties and the Lenders hereby irrevocably authorize Agent, based upon the instruction of the Required Lenders, to (A) consent to, credit bid or purchase (either directly or indirectly through one or more entities) all or any portion of the Collateral at any sale thereof conducted under the provisions of the Bankruptcy Code, including Section 363 of the Bankruptcy Code, (B) credit bid or purchase (either directly or indirectly through one or more entities) all or any portion of the Collateral at any sale or other disposition thereof conducted under the provisions of the Code, including pursuant to Sections 9-610 or 9-620 of the Code, or (C) credit bid or purchase (either directly or indirectly through one or more entities) all or any portion of the Collateral at any other

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sale or foreclosure conducted or consented to by Agent in accordance with applicable law in any judicial action or proceeding or by the exercise of any legal or equitable remedy. In connection with any such credit bid or purchase, (1) the Obligations owed to the Lenders shall be entitled to be, and shall be, credit bid on a ratable basis (with Obligations with respect to contingent or unliquidated claims being estimated for such purpose if the fixing or liquidation thereof would not impair or unduly delay the ability of Agent to credit bid or purchase at such sale or other disposition of the Collateral and, if such contingent or unliquidated claims cannot be estimated without impairing or unduly delaying the ability of Agent to credit bid at such sale or other disposition, then such claims shall be disregarded, not credit bid, and not entitled to any interest in the Collateral that is the subject of such credit bid or purchase) and the Lenders whose Obligations are credit bid shall be entitled to receive interests (ratably based upon the proportion of their Obligations credit bid in relation to the aggregate amount of Obligations so credit bid) in the Collateral that is the subject of such credit bid or purchase (or in the Equity Interests of the any entities that are used to consummate such credit bid or purchase), and (2) Agent, based upon the instruction of the Required Lenders, may accept non-cash consideration, including debt and equity securities issued by any entities used to consummate such credit bid or purchase and in connection therewith Agent may reduce the Obligations owed to the Lenders (ratably based upon the proportion of their Obligations credit bid in relation to the aggregate amount of Obligations so credit bid) based upon the value of such non-cash consideration. Except as provided above, Agent will not execute and deliver a release of any Lien on any Collateral without the prior written authorization of (y) if the release is of all or substantially all of the Collateral, all of the Lenders, or (z) otherwise, the Required Lenders. Upon request by Agent or Administrative Borrower at any time, the Lenders will confirm in writing Agent's authority to release any such Liens on particular types or items of Collateral pursuant to this Section 15.11; provided, that (x) anything to the contrary contained in any of the Loan Documents notwithstanding, Agent shall not be required to execute any document or take any action necessary to evidence such release on terms that, in Agent's opinion, could expose Agent to liability or create any obligation or entail any consequence other than the release of such Lien without recourse, representation, or warranty, and (y) such release shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those expressly released) upon (or obligations of Borrowers in respect of) any and all interests retained by Borrowers, including, the proceeds of any sale, all of which shall continue to constitute part of the Collateral. Each Lender further hereby irrevocably authorizes Agent, at its option and in its sole discretion, to subordinate any Lien granted to or held by Agent under any Loan Document to the holder of any Permitted Lien.

(b) Agent shall have no obligation whatsoever to any of the Lenders (i) to verify or assure that the Collateral exists or is owned by a Loan Party or its Subsidiaries or is cared for, protected, or insured or has been encumbered, (ii) to verify or assure that Agent's Liens have been properly or sufficiently or lawfully created, perfected, protected, or enforced or are entitled to any particular priority, (iii) to verify or assure that any particular items of Collateral meet the eligibility criteria applicable in respect thereof, (iv) to impose, maintain, increase, reduce, implement, or eliminate any particular reserve hereunder or to determine whether the amount of any reserve is appropriate or not, or (v) to exercise at all or in any particular manner or under any duty of care, disclosure or fidelity, or to continue exercising, any of the rights, authorities and powers granted or available to Agent pursuant to any of the Loan Documents, it being understood and agreed that in respect of the Collateral, or any act, omission, or event related thereto, subject to the terms and

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conditions contained herein, Agent may act in any manner it may deem appropriate, in its sole discretion given Agent's own interest in the Collateral in its capacity as one of the Lenders and that Agent shall have no other duty or liability whatsoever to any Lender as to any of the foregoing, except as otherwise expressly provided herein.

15.12   **Restrictions on Actions by Lenders; Sharing of Payments.**

(a)Each of the Lenders agrees that it shall not, without the express written consent of Agent, and that it shall, to the extent it is lawfully entitled to do so, upon the written request of Agent, set off against the Obligations, any amounts owing by such Lender to any Loan Party or its Subsidiaries or any deposit accounts of any Loan Party or its Subsidiaries now or hereafter maintained with such Lender. Each of the Lenders further agrees that it shall not, unless specifically requested to do so in writing by Agent, take or cause to be taken any action, including, the commencement of any legal or equitable proceedings to enforce any Loan Document against any Borrower or any Guarantor or to foreclose any Lien on, or otherwise enforce any security interest in, any of the Collateral.

(b)If, at any time or times any Lender shall receive (i) by payment, foreclosure, setoff, or otherwise, any proceeds of Collateral or any payments with respect to the Obligations, except for any such proceeds or payments received by such Lender from Agent pursuant to the terms of this Agreement, or (ii) payments from Agent in excess of such Lender's Pro Rata Share of all such distributions by Agent, such Lender promptly shall (A) turn the same over to Agent, in kind, and with such endorsements as may be required to negotiate the same to Agent, or in immediately available funds, as applicable, for the account of all of the Lenders and for application to the Obligations in accordance with the applicable provisions of this Agreement, or (B) purchase, without recourse or warranty, an undivided interest and participation in the Obligations owed to the other Lenders so that such excess payment received shall be applied ratably as among the Lenders in accordance with their Pro Rata Shares; provided, that to the extent that such excess payment received by the purchasing party is thereafter recovered from it, those purchases of participations shall be rescinded in whole or in part, as applicable, and the applicable portion of the purchase price paid therefor shall be returned to such purchasing party, but without interest except to the extent that such purchasing party is required to pay interest in connection with the recovery of the excess payment.

15.13**Agency for Perfection.** Agent hereby appoints each other Lender as its agent (and each Lender hereby accepts such appointment) for the purpose of perfecting Agent's Liens in assets which, in accordance with Article 8 or Article 9, as applicable, of the Code can be perfected by possession or control. Should any Lender obtain possession or control of any such Collateral, such Lender shall notify Agent thereof, and, promptly upon Agent's request therefor shall deliver possession or control of such Collateral to Agent or in accordance with Agent's instructions.

15.14**Payments by Agent to the Lenders.** All payments to be made by Agent to the Lenders shall be made by bank wire transfer of immediately available funds pursuant to such wire transfer instructions as each party may designate for itself by written notice to Agent. Concurrently with each such payment, Agent shall identify whether such payment (or any portion thereof) represents principal, premium, fees, or interest of the Obligations.

15.15**Concerning the Collateral and Related Loan Documents.** Each member of the Lender Group authorizes and directs Agent to enter into this Agreement and the other Loan

Documents. Each member of the Lender Group agrees that any action taken by Agent in accordance with the terms of this Agreement or the other Loan Documents relating to the Collateral and the exercise by Agent of its powers set forth therein or herein, together with such other powers that are reasonably incidental thereto, shall be binding upon all of the Lenders.

15.16**Field Examination Reports; Confidentiality; Disclaimers by Lenders; Other Reports and Information.** By becoming a party to this Agreement, each Lender:

(a)is deemed to have requested that Agent furnish such Lender, promptly after it becomes available, a copy of each field examination report respecting any Loan Party or its Subsidiaries (each, a "Report") prepared by or at the request of Agent, and Agent shall so furnish each Lender with such Reports,

(b)expressly agrees and acknowledges that Agent does not (i) make any representation or warranty as to the accuracy of any Report, and (ii) shall not be liable for any information contained in any Report,

(c)expressly agrees and acknowledges that the Reports are not comprehensive audits or examinations, that Agent or other party performing any field examination will inspect only specific information regarding a Loan Party and its Subsidiaries and will rely significantly upon such Loan Party's and its Subsidiaries' books and records, as well as on representations of such Loan Party's and its Subsidiaries' personnel,

(d)agrees to keep all Reports and other material, non-public information regarding each Loan Party and its Subsidiaries and their operations, assets, and existing and contemplated business plans in a confidential manner in accordance with Section 17.08, and

(e)without limiting the generality of any other indemnification provision contained in this Agreement, agrees: (i) to hold Agent and any other Lender preparing a Report harmless from any action the indemnifying Lender may take or fail to take or any conclusion the indemnifying Lender may reach or draw from any Report in connection with any loans or other credit accommodations that the indemnifying Lender has made or may make to Borrowers, or the indemnifying Lender's participation in, or the indemnifying Lender's purchase of, a loan or loans of Borrowers, and (ii) to pay and protect, and indemnify, defend and hold Agent, and any such other Lender preparing a Report harmless from and against, the claims, actions, proceedings, damages, costs, expenses, and other amounts (including, attorneys' fees and costs) incurred by Agent and any such other Lender preparing a Report as the direct or indirect result of any third parties who might obtain all or part of any Report through the indemnifying Lender.

(f)In addition to the foregoing, (x) any Lender may from time to time request of Agent in writing that Agent provide to such Lender a copy of any report or document provided by a Loan Party or its Subsidiaries to Agent that has not been contemporaneously provided by such Loan Party or such Subsidiary to such Lender, and, upon receipt of such request, Agent promptly shall provide a copy of same to such Lender, (y) to the extent that Agent is entitled, under any provision of the Loan Documents, to request additional reports or information from a Loan Party

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or its Subsidiaries, any Lender may, from time to time, reasonably request Agent to exercise such right as specified in such Lender's notice to Agent, whereupon Agent promptly shall request of Administrative Borrower the additional reports or information reasonably specified by such Lender, and, upon receipt thereof from the relevant Loan Party or such Subsidiary, Agent promptly shall provide a copy of same to such Lender, and (z) any time that Agent renders to Borrowers a statement regarding the Loan Account, Agent shall send a copy of such statement to each Lender.

15.17 **Several Obligations; No Liability.** Notwithstanding that certain of the Loan Documents now or hereafter may have been or will be executed only by or in favor of Agent in its capacity as such, and not by or in favor of the Lenders, any and all obligations on the part of Agent (if any) to make any credit available hereunder shall constitute the several (and not joint) obligations of the respective Lenders on a ratable basis, according to their respective Commitments, to make an amount of such credit not to exceed, in principal amount, at any one time outstanding, the amount of their respective Commitments. Nothing contained herein shall confer upon any Lender any interest in, or subject any Lender to any liability for, or in respect of, the business, assets, profits, losses, or liabilities of any other Lender. Each Lender shall be solely responsible for notifying its Participants of any matters relating to the Loan Documents to the extent any such notice may be required, and no Lender shall have any obligation, duty, or liability to any Participant of any other Lender. Except as provided in Section 15.07, no member of the Lender Group shall have any liability for the acts of any other member of the Lender Group. No Lender shall be responsible to Borrowers or any other Person for any failure by any other Lender to fulfill its obligations to make credit available hereunder, nor to advance for such Lender or on its behalf, nor to take any other action on behalf of such Lender hereunder or in connection with the financing contemplated herein.

15.18   **Reserved**.

15.19   **Erroneous Payments**.

(a) If Agent notifies a Lender or Issuing Bank, or any Person who has received funds on behalf of a Lender or Issuing Bank (any such Lender, Issuing Bank, or other recipient, a "Payment Recipient") that Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause (b)) that any funds received by such Payment Recipient from Agent or any of its Affiliates were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, Issuing Bank, or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an "Erroneous Payment") and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of Agent, and such Lender or Issuing Bank shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than one Business Day thereafter, return to Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to Agent in same day funds at the Defaulting Lender Rate. A notice of Agent to any Payment Recipient under this clause (a) shall be conclusive, absent manifest error.

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(b)Without limiting immediately preceding clause (a), each Payment Recipient hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment (a "Payment Notice"), (y) that was not preceded or accompanied by a Payment Notice, or (z) that such Payment Recipient otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part) in each case:

(i)   an error may have been made (in the case of immediately preceding clauses (x) or (y)) or an error has been made (in the case of immediately preceding clause (z)) with respect to such payment, prepayment or repayment; and

(ii)   such Payment Recipient shall promptly (and, in all events, within one Business Day of its knowledge of such error) notify Agent of its receipt of such payment, prepayment or repayment, the details thereof and that it is so notifying Agent pursuant to this Section 15.19(b).

(c)Each Lender and Issuing Bank hereby authorizes Agent to set off, net and apply any and all amounts at any time owing to Agent, such Lender or Issuing Bank under any Loan Document, or otherwise payable or distributable by Agent to Agent, such Lender or Issuing Bank from any source, against any amount due to Agent under immediately preceding clause (a) or under the indemnification provisions of this Agreement.

(d)In the event an Erroneous Payment (or portion thereof) is not recovered by Agent for any reason, after demand therefor by Agent in accordance with immediately preceding clause (a), from any Lender or Issuing Bank that has received such Erroneous Payment (or portion thereof) (or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an "Erroneous Payment Return Deficiency"), upon Agent's request to such Lender or Issuing Lender at any time, (i) such Lender or Issuing Bank shall be deemed to have assigned its Loans (but not its Commitments) of the relevant class with respect to which such Erroneous Payment was made (the "Erroneous Payment Impacted Class") in an amount equal to the Erroneous Payment Return Deficiency (such assignment of the Loans (but not Commitments) of the Erroneous Payment Impacted Class, the "Erroneous Payment Deficiency Assignment") at par plus any accrued and unpaid interest (with the assignment fee to be waived by Agent in such instance), and is hereby (together with the Administrative Borrower) deemed to execute and deliver an Assignment and Acceptance with respect to such Erroneous Payment Deficiency Assignment, and such Lender or Issuing Bank shall deliver any Notes evidencing such Loans to the Administrative Borrower or Agent, (ii) Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment and (iii) upon such deemed acquisition, Agent as the assignee Lender shall become a Lender or Issuing Bank, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender or assigning Issuing Bank shall cease to be a Lender or Issuing Bank, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Commitments which shall survive as to such

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assigning Lender or assigning Issuing Bank. For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender or Issuing Bank and such Commitments shall remain available in accordance with the terms of this Agreement.

(e)The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by any Borrower or any other Loan Party, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by Agent from a Borrower or any other Loan Party for the purpose of making such Erroneous Payment.

(f)To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by Agent for the return of any Erroneous Payment received, including without limitation waiver of any defense based on "discharge for value" or any similar doctrine.

(g)Each party's obligations, agreements and waivers under this Section 15.19 shall survive the resignation or replacement of Agent, any transfer of rights or obligations by, or the replacement of, a Lender or Issuing Bank, the termination of the Commitments and/or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document.

ARTICLE XVI
WITHHOLDING TAXES.

16.01   **Payments.**

(a)Defined Terms. For purposes of this Article, the term "Lender" includes any Issuing Bank and the term "applicable law" includes FATCA.

(b)Payments Free of Taxes. Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Tax from any such payment by a Withholding Agent, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the Loan Parties shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section), the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(c)Payment of Other Taxes by Loan Parties. Loan Parties shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of Agent timely reimburse it for the payment of, any Other Taxes.

(d)Indemnification by Loan Parties. Each Loan Party shall jointly and severally

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indemnify each Recipient, within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto (including reasonable attorneys' and tax advisors' fees and expenses), whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to Borrowers by a Lender (with a copy to Agent), or by Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(e) Evidence of Payments. As soon as reasonably practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this Section 16.01(e), Borrowers shall deliver to Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to Agent.

16.02   **Exemptions; Tax Forms.**

(a) If a Lender or Participant is entitled to claim an exemption or reduction from United States withholding tax, such Lender or Participant agrees with and in favor of Agent, to deliver to Agent (or, in the case of a Participant, to the Lender granting the participation only) one of the following before receiving its first payment under this Agreement:

(i)   if such Lender or Participant is entitled to claim an exemption from United States withholding tax pursuant to the portfolio interest exception, (A) a statement of the Lender or Participant, signed under penalty of perjury, that it is not a (1) a "bank" as described in Section 881(c)(3)(A) of the IRC, (2) a 10% shareholder of any Borrower (within the meaning of Section 871(h)(3)(B) of the IRC), or (3) a controlled foreign corporation related to any Borrower within the meaning of Section 864(d)(4) of the IRC, and (B) a properly completed and executed IRS Form W-8BEN, Form W-8BEN-E or Form W-8IMY, as applicable (or successor forms) (with proper attachments);

(ii)   if such Lender or Participant is entitled to claim an exemption from, or a reduction of, withholding tax under a United States tax treaty, a properly completed and executed copy of IRS Form W-8BEN or Form W-8BEN-E, as applicable (or successor forms);

(iii)   if such Lender or Participant is entitled to claim that interest paid under this Agreement is exempt from United States withholding tax because it is effectively connected with a United States trade or business of such Lender, a properly completed and executed copy of IRS Form W-8ECI (or successor form);

(iv)   if such Lender or Participant is entitled to claim that interest paid under this Agreement is exempt from United States withholding tax because such Lender or Participant serves as an intermediary, a properly completed and executed copy of IRS Form W-8IMY (or successor form) (with proper attachments);

(v)   a properly completed and executed copy of any other form or forms, including IRS Form W-9 (or successor form), as may be required under the IRC or other laws of the United States as a condition to exemption from, or reduction of, United States withholding or backup withholding tax; or

(vi) a properly completed form or forms, and other required documentation (to be designated under Sections 1471 and 1472 of the IRC) to claim an exemption from any withholding tax imposed under FATCA.

(b)Each Recipient agrees that if any form or certification it previously delivered under this Section 16.02 expires or becomes obsolete or inaccurate in any respect, it shall update such form or certificate or promptly notify the Borrower and the Agent in writing of its legal inability to do so.

(c)If a Lender or Participant claims an exemption from withholding tax in a jurisdiction other than the United States, such Lender or such Participant agrees with and in favor of Agent, to deliver to Agent (or, in the case of a Participant, to the Lender granting the participation only) any such form or forms, as may be required under the laws of such jurisdiction as a condition to exemption from, or reduction of, foreign withholding or backup withholding tax before receiving its first payment under this Agreement, but only if such Lender or such Participant is legally able to deliver such forms and the provision of such forms would not cause any Lender or Participant to have any material unreimbursed expense or materially prejudice the legal or commercial position of such Lender, Participant or its Affiliates, provided, that nothing in this Section 16.02(c) shall require a Lender or Participant to disclose any information that it deems to be confidential (including without limitation, its tax returns). Each Lender and each Participant shall provide new forms (or successor forms) upon the expiration or obsolescence of any previously delivered forms and to promptly notify Agent (or, in the case of a Participant, to the Lender granting the participation only) of any change in circumstances which would modify or render invalid any claimed exemption or reduction.

(d)If a Lender or Participant claims exemption from, or reduction of, withholding tax and such Lender or Participant sells, assigns, grants a participation in, or otherwise transfers all or part of the Obligations of Borrowers to such Lender or Participant, such Lender or Participant agrees to notify Agent (or, in the case of a sale of a participation interest, to the Lender granting the participation only) of the percentage amount in which it is no longer the beneficial owner of Obligations of Borrowers to such Lender or Participant. To the extent of such percentage amount, Agent will treat such Lender's or such Participant's documentation provided pursuant to Section 16.02(a) or 16.02(c) as no longer valid. With respect to such percentage amount, such Participant or Assignee may provide new documentation, pursuant to Section 16.02(a) or 16.02(c), if applicable. Each Borrower agrees that each Participant shall be entitled to the benefits of this Article XVI with respect to its participation in any portion of the Commitments and the Obligations so long as such Participant complies with the obligations set forth in this Article XVI with respect thereto.

(e)If a payment made to a Lender under any Loan Document would be subject to U.S. federal income withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section

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1471(b) or 1472(b) of the IRC, as applicable), such Lender shall deliver to Agent (or, in the case of a Participant, to the Lender granting the participation only) at the time or times prescribed by law and at such time or times reasonably requested by Agent (or, in the case of a Participant, the Lender granting the participation) such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the IRC) and such additional documentation reasonably requested by Agent (or, in the case of a Participant, the Lender granting the participation) as may be necessary for Agent or Borrowers to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender's obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (e), "FATCA" shall include any amendments made to FATCA after the date of this Agreement.

(f)If the Agent is a U.S. Person, then it shall, on or prior to the Closing Date (or, in the case of a successor Agent, on or before the date on which it becomes the Agent hereunder), provide the Borrower with a properly completed and duly executed copy of IRS Form W-9 (or successor form) confirming that the Agent is exempt from U.S. federal backup withholding. If the Agent is not a U.S. Person, then it shall, on or prior to the Closing Date (or, in the case of a successor Agent, on or before the date on which it becomes the Agent hereunder), provide the Borrower, unless any Event of Default has occurred, (i) with respect to payments made to the Agent for its own account, a properly completed and duly executed IRS Form W-8ECI (or successor form), and, (ii) with respect to payments made to the Agent on behalf of any Lender or Issuing Bank, a properly completed and duly executed IRS Form W-8IMY (or successor form) confirming that it is entitled to receive such payments without U.S. federal withholding; provided that the Agent shall not be required to deliver any documentation pursuant to this Section 16.02(f) that it is not legally eligible to deliver as a result of any change in, or in the interpretation by any Governmental Authority of, any Law or the method by which such Agent must comply therewith occurring after the Closing Date. In the event any Event of Default has occurred, an Agent that is not a U.S. Person may provide any properly completed IRS Form W-8 (or successor form).

16.03   **Reductions.**

(a)If a Lender or a Participant is subject to an applicable withholding tax, Agent (or, in the case of a Participant, the Lender granting the participation) may withhold from any payment to such Lender or such Participant an amount equivalent to the applicable withholding tax. If the forms or other documentation required by Section 16.02(a) or 16.02(c) are not delivered to Agent (or, in the case of a Participant, to the Lender granting the participation), then Agent (or, in the case of a Participant, to the Lender granting the participation) may withhold from any payment to such Lender or such Participant not providing such forms or other documentation an amount equivalent to the applicable withholding tax.

(b)If the IRS or any other Governmental Authority of the United States or other jurisdiction asserts a claim that Agent (or, in the case of a Participant, to the Lender granting the participation) did not properly withhold tax from amounts paid to or for the account of any Lender or any Participant due to a failure on the part of the Lender or any Participant (because the appropriate form was not delivered, was not properly executed, or because such Lender failed to notify Agent (or such Participant failed to notify the Lender granting the participation) of a change in circumstances which rendered the exemption from, or reduction of, withholding tax ineffective,

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or for any other reason) such Lender shall indemnify and hold Agent harmless (or, in the case of a Participant, such Participant shall indemnify and hold the Lender granting the participation harmless) for all amounts paid, directly or indirectly, by Agent (or, in the case of a Participant, to the Lender granting the participation), as tax or otherwise, including penalties and interest, and including any taxes imposed by any jurisdiction on the amounts payable to Agent (or, in the case of a Participant, to the Lender granting the participation only) under this Article XVI, together with all costs and expenses (including attorneys' fees and expenses). The obligation of the Lenders and the Participants under this subsection shall survive the payment of all Obligations and the resignation or replacement of Agent.

16.04 **Refunds.** If Agent or a Lender determines, in its sole discretion, that it has received a refund of any Indemnified Taxes to which Borrowers have paid additional amounts pursuant to this Article XVI, so long as no Default or Event of Default has occurred and is continuing, it shall pay over such refund to Borrowers (but only to the extent of payments made, or additional amounts paid, by Borrowers under this Article XVI with respect to Indemnified Taxes giving rise to such a refund), net of all out-of-pocket expenses of Agent or such Lender and without interest (other than any interest paid by the applicable Governmental Authority with respect to such a refund); provided, that Borrowers, upon the request of Agent or such Lender, agree to repay the amount paid over to Borrowers (plus any penalties, interest or other charges, imposed by the applicable Governmental Authority, other than such penalties, interest or other charges imposed as a result of the willful misconduct or gross negligence of Agent hereunder) to Agent or such Lender in the event Agent or such Lender is required to repay such refund to such Governmental Authority. Notwithstanding anything in this Agreement to the contrary, this Article XVI shall not be construed to require Agent or any Lender (a) to make available its tax returns (or any other information which it deems confidential) to any Borrower or any other Person or (b) to pay any amount which would place it (or its Affiliates) in a less favorable net after-tax position than such Person would have been in if the tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such tax had never been paid.

16.05 **Survival.** Each party's obligations under this Article XVI shall survive the resignation or replacement of Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Loan Document.

ARTICLE XVII GENERAL PROVISIONS.

17.01 **Effectiveness.** This Agreement shall be binding and deemed effective when executed by the Guarantors, Borrowers, Agent, and each Lender whose signature is provided for on the signature pages hereof.

17.02 **Section Headings.** Headings and numbers have been set forth herein for convenience only. Unless the contrary is compelled by the context, everything contained in each Section applies equally to this entire Agreement.

17.03 **Interpretation.** Neither this Agreement nor any uncertainty or ambiguity herein shall be construed against the Lender Group or Guarantors or Borrowers, whether under any rule

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of construction or otherwise. On the contrary, this Agreement has been reviewed by all parties and shall be construed and interpreted according to the ordinary meaning of the words used so as to accomplish fairly the purposes and intentions of all parties hereto.

17.04 **Severability of Provisions.** Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision.

17.05 **Debtor-Creditor Relationship.** The relationship between the Lenders and Agent, on the one hand, and the Loan Parties, on the other hand, is solely that of creditor and debtor. No member of the Lender Group has (or shall be deemed to have) any fiduciary relationship or duty to any Loan Party arising out of or in connection with the Loan Documents or the transactions contemplated thereby, and there is no agency or joint venture relationship between the members of the Lender Group, on the one hand, and the Loan Parties, on the other hand, by virtue of any Loan Document or any transaction contemplated therein.

17.06 **Counterparts; Electronic Execution.** This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Agreement. Delivery of an executed counterpart of this Agreement by any electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Agreement. Any party delivering an executed counterpart of this Agreement by any electronic method of transmission also shall deliver an original executed counterpart of this Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Agreement. The foregoing shall apply to each other Loan Document *mutatis mutandis*.

17.07 **Revival and Reinstatement of Obligations; Certain Waivers.** If any member of the Lender Group repays, refunds, restores, or returns in whole or in part, any payment or property (including any proceeds of Collateral) previously paid or transferred to such member of the Lender Group in full or partial satisfaction of any Obligation or on account of any other obligation of any Loan Party under any Loan Document, because the payment, transfer, or the incurrence of the obligation so satisfied is asserted or declared to be void, voidable, or otherwise recoverable under any law relating to creditors' rights, including provisions of the Bankruptcy Code relating to fraudulent transfers, preferences, or other voidable or recoverable obligations or transfers (each, a "Voidable Transfer"), or because such member of the Lender Group elects to do so on the reasonable advice of its counsel in connection with a claim that the payment, transfer, or incurrence is or may be a Voidable Transfer, then, as to any such Voidable Transfer, or the amount thereof that such member of the Lender Group elects to repay, restore, or return (including pursuant to a settlement of any claim in respect thereof), and as to all reasonable costs, expenses, and attorneys' fees of such member of the Lender Group related thereto, (i) the liability of the Loan Parties with respect to the amount or property paid, refunded, restored, or returned will automatically and immediately be revived, reinstated, and restored and will exist and (ii) Agent's Liens securing such liability shall be effective, revived, and remain in full force and effect, in each case, as fully as if such Voidable Transfer had never been made. If, prior to any of the foregoing, (A) Agent's Liens

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shall have been released or terminated or (B) any provision of this Agreement shall have been terminated or cancelled, Agent's Liens, or such provision of this Agreement, shall be reinstated in full force and effect and such prior release, termination, cancellation or surrender shall not diminish, release, discharge, impair or otherwise affect the obligation of any Loan Party in respect of such liability or any Collateral securing such liability.

17.08   **Confidentiality.**

(a)Agent and Lenders each individually (and not jointly or jointly and severally) agree that material, non-public information regarding any Loan Party and its Subsidiaries, their operations, assets, and existing and contemplated business plans ("Confidential Information") shall be treated in a confidential manner, and shall not be disclosed by Agent or any Lender to Persons who are not parties to this Agreement, except: (i) to its Affiliates, and to its and its Affiliates' employees, directors and officers, attorneys and other advisors, accountants, auditors, and consultants (the Persons in this clause (i), "Related Persons") on a "need to know" basis in connection with this Agreement and the transactions contemplated hereby and on a confidential basis, (ii) to any Issuing Bank not party to this Agreement on a confidential basis or to any other Person party hereto, (iii) to its and its Affiliates' investors and prospective investors on a "need to know" basis in connection with this Agreement and the transactions contemplated hereby and on a confidential basis, (iv) as may be required by regulatory authorities (including any self-regulatory authority), (v) as may be required by statute, decision, or judicial or administrative order, rule, or regulation, (vi) as may be agreed to in advance in writing by Administrative Borrower, (vii) as requested or required by any Governmental Authority pursuant to any subpoena or other legal process, (viii) as to any such information that is or becomes generally available to the public (other than as a result of prohibited disclosure by Agent or the Lenders or their respective Related Persons), (ix) in connection with any assignment, participation or pledge of any Lender's interest under this Agreement, including to any special purpose vehicles (including the investors or prospective investors therein), or to any financing sources, or any direct or contractual counterparties to Securitizations, and to each of their respective Related Persons, provided that prior to receipt of Confidential Information any such assignee, participant, pledgee, financing source, counterparty or Related Person shall have agreed in writing to receive such Confidential Information either subject to the terms of this Section 17.08 or pursuant to confidentiality requirements substantially similar to those contained in this Section 17.08 (and such Person may disclose such Confidential Information to Related Persons as described in clause (i) above), (x) to the extent necessary or customary for inclusion in league table measurements, (xi) (A) to the National Association of Insurance Commissioners or any similar organization, any examiner or any nationally recognized rating agency or (B) otherwise to the extent consisting of general portfolio information that does not identify Loan Parties, (xii) in connection with any litigation or other adversary proceeding involving parties hereto which such litigation or adversary proceeding involves claims related to the rights or duties of such parties under this Agreement or the other Loan Documents and (xiii) in connection with, and to the extent reasonably necessary for, the exercise of any secured creditor remedy under this Agreement or under any other Loan Document.

(b)Anything in this Agreement to the contrary notwithstanding, Agent and Lenders may disclose information concerning the terms and conditions of this Agreement and the other Loan Documents to loan syndication and pricing reporting services or in its marketing or promotional materials, with such information to consist of deal terms and other information

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customarily found in such publications or marketing or promotional materials. Each Loan Party and each Subsidiary hereby authorizes and gives permission for Agent, Lenders and their respective Affiliates to use the legal or fictional company name, logo, trademark and/or personal quotes in connection with promotional materials that Agent or any Lender may disseminate to the public relating to Agent or such Lender's relationship with Borrower. Promotional materials may include, but are not limited to, brochures, video tapes, emails, internet websites, advertising in newspapers and/or other periodicals, lucites, pictures and photographs.

(c)The Loan Parties hereby acknowledge that Agent or its Affiliates may make available to the Lenders materials or information provided by or on behalf of any Loan Party hereunder (collectively, "Borrower Materials") by posting Borrower Materials on IntraLinks, SyndTrak or another similar electronic system (the "Platform") and certain of the Lenders may be "public-side" Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to the Loan Parties or their securities) (each, a "Public Lender"). The Loan Parties shall be deemed to have authorized Agent and its Affiliates and the Lenders to treat Borrower Materials marked "PUBLIC" or otherwise at any time filed with the SEC as not containing any material non-public information with respect to the Loan Parties or their securities for purposes of United States federal and state securities laws. All Borrower Materials marked "PUBLIC" are permitted to be made available through a portion of the Platform designated as "Public Investor" (or another similar term). Agent and its Affiliates and the Lenders shall be entitled to treat any Borrower Materials that are not marked "PUBLIC" or that are not at any time filed with the SEC as being suitable only for posting on a portion of the Platform not marked as "Public Investor" (or such other similar term). The Platform is provided "as is" and "as available". Agent does not warrant the accuracy or completeness of any information on the Platform nor the adequacy or functioning of the Platform, and expressly disclaims liability for any errors or omissions in the Borrower Materials or any issues involving the Platform. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS, OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY AGENT WITH RESPECT TO BORROWER MATERIALS OR THE PLATFORM. No Agent-Related Person shall have any liability to Borrowers, the Lender Group (or any member thereof) or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) relating to use by any Person of the Platform, including any unintended recipient, nor for delivery of Borrower Materials and other information via the Platform, internet, e-mail, or any other electronic platform or messaging system.

17.09**Survival.** All representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans and issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that Agent, Issuing Bank, or any Lender may have had notice or knowledge of any Default or Event of Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of, or any accrued interest on, any Loan or any fee or any other amount payable under this Agreement is outstanding or unpaid or any Letter of Credit is

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outstanding and so long as the Commitments have not expired or been terminated.

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17.10 **Patriot Act; Beneficial Ownership Regulation.** Each Lender that is subject to the requirements of the Patriot Act hereby notifies Borrowers that (a) pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies the Loan Parties, which information includes the names, address and tax identification numbers of the Loan Parties and other information that will allow such Lender to identify the Loan Parties in accordance with the Patriot Act. and (b) pursuant to the Beneficial Ownership Regulation, it is required to obtain a Beneficial Ownership Certificate. In addition, if Agent is required by law or regulation or internal policies to do so, it shall have the right to periodically conduct (a) Patriot Act searches, OFAC/politically exposed person searches, and customary individual background checks for the Loan Parties and (b) OFAC/ politically exposed person searches and customary individual background checks for the Loan Parties' senior management and key principals, and each Borrower agrees to cooperate in respect of the conduct of such searches and further agrees that the reasonable costs and charges for such searches shall constitute Lender Group Expenses hereunder and be for the account of Borrowers. This notice is given in accordance with the requirements of the Patriot Act and is effective for Agent.

17.11 **Integration.** This Agreement, together with the other Loan Documents, reflects the entire understanding of the parties with respect to the transactions contemplated hereby and shall not be contradicted or qualified by any other agreement, oral or written, before the date hereof.

17.12 **No Setoff.** All payments made by each Loan Party hereunder or under any note or other Loan Document will be made in immediately available funds and without setoff, counterclaim, or other defense.

17.13 **Joint and Several Obligations**.

(a) All Obligations (other than the applicable Borrower's Excluded Swap Obligations) shall constitute joint and several obligations of Borrowers and shall be secured by Agent's Lien upon all of the Collateral, and by all other Liens heretofore, now or at any time hereafter granted by each Borrower to Agent to the extent provided in the Loan Documents under which such Lien arises. Each Borrower expressly represents and acknowledges that it is part of a common enterprise with the other Borrowers and that any financial accommodations by Agent and the other Lenders to any other Borrower hereunder and under the other Loan Documents are and will be of direct and indirect interest, benefit and advantage to all Borrowers. Each Borrower acknowledges that any notice or request given by any Borrower to Agent shall bind all Borrowers, and that any notice given by Agent or any other Lender to the Administrative Borrower shall be effective with respect to all Borrowers. Each Borrower acknowledges and agrees that each Borrower shall be liable, on a joint and several basis, for all of the Loans and other Obligations, regardless of which Borrower actually may have received the proceeds of any of such Loan or other extensions of credit or the amount of such Loan received or the manner in which Agent, Issuing Bank or any other Lender accounts among the Borrowers for such Loan or other extensions of credit on its books and records, and further acknowledges and agrees that the Loan and other extensions of credit to any Borrower inure to the mutual benefit of all of the Borrowers and that Agent, Issuing Bank and the other Lenders are relying on the joint and several liability of the Borrowers in extending the Loans and other financial accommodations hereunder. Each Borrower shall be entitled to subrogation and contribution rights from and against the other Borrowers to the

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extent any Borrower is required to pay to any Lender any amount in excess of the Loans advanced directly to, or other Obligations incurred directly by, such Borrower or as otherwise available under applicable law; provided, however, that such subrogation and contribution rights are and shall be subject to the terms and conditions of this Section 17.13.

(b)In the event a Loan Party shall make any payment or payments under this Agreement or shall suffer any loss as a result of any realization upon any Collateral granted by it to secure its obligations hereunder, such Loan Party shall have the right to seek contribution payments from each other Loan Party to the extent permitted by applicable law. Nothing in this Section 17.13 shall affect any Borrower's joint and several liability to Agent, Issuing Bank and the Lenders for the entire amount of its Obligations. Each Loan Party covenants and agrees that its right to receive any contribution hereunder from a contributing Loan Party shall be subordinate and junior in right of payment to all Obligations of the Borrowers to Agent, Issuing Bank and the Lenders hereunder. No Loan Party will exercise any rights that it may acquire by way of subrogation hereunder or under any other Loan Document or at law by any payment made hereunder or otherwise, nor shall a Loan Party seek or be entitled to seek any contribution or reimbursement from any other Loan Party in respect of payments made by such Loan Party hereunder or under any other Loan Document, until all amounts owing to Agent, Issuing Bank and the Lenders on account of the Obligations are paid in full in cash. If any amounts shall be paid to a Loan Party on account of such subrogation or contribution rights at any time when all of the Obligations shall not have been paid in full, such amount shall be held by such Loan Party in trust for Agent, Issuing Bank and the Lenders segregated from other funds of such Loan Party, and shall, forthwith upon receipt by such Loan Party, be turned over to Agent in the exact form received by such Loan Party (duly endorsed by such Loan Party to Agent, if required), to be applied against the Obligations, whether matured or unmatured, as provided for herein.

(c)Each Qualified ECP Borrower hereby jointly and severally absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each other Borrower to guaranty and otherwise honor all Obligations in respect of Swap Obligations (provided, however, that each Qualified ECP Borrower shall only be liable under this Section 17.13 for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 17.13, or otherwise under the Loan Documents, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of each Qualified ECP Borrower under this Section shall remain in full force and effect until payment in full of the Obligations. Each Qualified ECP Borrower intends that this Section 17.13(c) constitute, and this Section 17.13(c) shall be deemed to constitute, a "keepwell, support, or other agreement" for the benefit of each other Borrower for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

17.14**Administrative Borrower**. Each Borrower hereby irrevocably appoints Shimmick as the borrowing agent and attorney-in-fact for all Borrowers ("Administrative Borrower") which appointment shall remain in full force and effect unless and until Agent shall have received prior written notice signed by each Borrower that such appointment has been revoked and that another Borrower has been appointed Administrative Borrower. Each Borrower hereby irrevocably appoints and authorizes Administrative Borrower (a) to provide Agent with all notices with respect to Loans and Letters of Credit obtained for the benefit of any Borrower and all other notices and instructions under this Agreement and the other Loan Documents (and any notice or instruction

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provided by Administrative Borrower shall be deemed to be given by Borrowers hereunder and shall bind each Borrower), (b) to receive notices and instructions from members of the Lender Group (and any notice or instruction provided by any member of the Lender Group to Administrative Borrower in accordance with the terms hereof shall be deemed to have been given to each Borrower), and (c) to take such action as Administrative Borrower deems appropriate on its behalf to obtain Loans and Letters of Credit and to exercise such other powers as are reasonably incidental thereto to carry out the purposes of this Agreement. It is understood that the handling of the Loan Account and Collateral in a combined fashion, as more fully set forth herein, is done solely as an accommodation to Borrowers in order to utilize the collective borrowing powers of Borrowers in the most efficient and economical manner and at their request, and that Lender Group shall not incur liability to any Borrower as a result hereof. Each Borrower expects to derive benefit, directly or indirectly, from the handling of the Loan Account and the Collateral in a combined fashion since the successful operation of each Borrower is dependent on the continued successful performance of the integrated group.

17.15 **Acknowledgement and Consent to Bail-In of Affected Financial Institutions.** Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b)   the effects of any Bail-in Action on any such liability, including, if

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applicable:

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(i)   a reduction in full or in part or cancellation of any such liability;

(ii)   a conversion of all, or a portion of, such liability into shares or other

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instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of the applicable Resolution Authority.

[Signature pages to follow.]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.


BORROWERS:

SHIMMICK CONSTRUCTION COMPANY, INC.,
a California corporation

By:
Name: Amanda Mobley
Title: Executive Vice President, Chief Financial Officer and
       Treasurer

RUST CONSTRUCTORS INC.,
a Delaware corporation

By:
Name:Dylan Ellsworth
Title: Vice President, General Counsel and Secretary

THE LEASING CORPORATION,
a Nevada corporation

By:
Name:Amanda Mobley
Title: Executive Vice President, Chief Financial Officer, and
       Treasurer


SHIMMICK CORPORATION,
a Delaware corporation

By:
Name: Amanda Mobley
Title: Executive Vice President,
        Chief Financial Officer, and Treasurer

ACF FINCO I LP, as Agent and as a Lender

By:_

Name: Title:

Ryan T. Magee
Authorized Signatory

SHIMMICK CORPORATION INSIDER TRADING
COMPLIANCE POLICY
(As adopted on November 13, 2023)

This Policy concerns the handling of material, non-public information relating to Shimmick Corporation ("Shimmick", the "Company", "our" or "we") or other companies with which we deal and with the buying and selling of stock and other securities of Shimmick and such other companies.

This Policy is in addition to other Company policies and agreements to which employees, officers and directors are subject, including any confidentiality agreements and the Company's Code of Business Conduct and Ethics.

I.   Employee Groups; Summary of Restrictions

For purposes of this Policy, each Shimmick employee, officer and director is categorized into one of three groups as further described below. Different restrictions contained in this Policy apply to each group. All employees are in Group One unless otherwise described below or notified of being placed in a different category by the Corporate Secretary or General Counsel of the Company (the "Corporate Secretary"). The Corporate Secretary will work with the Company's management team to determine the appropriate group for each employee. The Corporate Secretary will notify each employee, officer and director if he or she has been initially placed into Group Two or Group Three and any employee, officer or director if at any time he or she is placed into a different group.

You should read this entire Policy. However, for your convenience, the following is a summary of the restrictions that apply to each group under this Policy:

Group One ─ The vast majority of our employees are in Group One. Members of Group One are required to comply with the restrictions on (1) trading in securities while in possession of material, non- public information ("insider trading"), as described in Section II, and (2) disclosing material non-public information to others ("tipping"), as described in Section III.

Group Two ─ Certain of our officers and other employees with regular access to material, non- public information are in Group Two (including but not limited to employees who prepare or have access to financial reporting and forecasting information and senior leadership team members who are not placed in Group Three). In addition to the general prohibitions against insider trading and tipping, members of Group Two may only purchase or sell Shimmick securities during the trading windows described in Section IV.

Group Three ─ Members of our board of directors and certain senior officers are in Group Three, whose members are subject to the same restrictions as apply to Group Two. In addition, members of Group Three are required to pre-clear most transactions with the Corporate Secretary, as described in Section V. Members of Group Three will also be notified separately of certain other trading restrictions and reporting requirements imposed on them by the federal securities laws and the rules and regulations of the Securities and Exchange Commission ("SEC").

In addition, regardless of group affiliation, any employee, officer or director of Shimmick may be temporarily prohibited from buying or selling Shimmick securities during special blackout periods. These special blackout periods are described in Section IV.

This Policy is designed to promote compliance with insider trading laws, rules and regulations, as well as listing standards applicable to Shimmick. In addition, it is Shimmick policy not to engage in transactions involving the Shimmick securities in violation of applicable laws.

II. Insider Trading Prohibited

General Rule. No Shimmick employee, officer or director may purchase, sell or make a bona fide gift of Shimmick securities while he or she is in possession of material, non-public information relating to Shimmick. This restriction does not apply to certain "Permitted Transfers," which are discussed in Section VI of this Policy.

Employees, Officers and Directors. This Policy applies to all employees, officers and directors of Shimmick and its subsidiaries. Each provision of this Policy that applies to an employee, officer and director also applies to:

- family members or other persons with whom they share a household;

- family members or other persons who principally rely on the employee, officer or director for their financial support, regardless of where those persons reside; and

- any entity (a) over which they have control or influence with respect to a transaction in securities (e.g., a trustee of a trust or an executor of an estate) or (b) in which they have a material financial interest; provided, however, that clause (b) shall not include a professional institutional investment entity in which any such person has such a material financial interest.

Likewise, when we refer to "you" in this Policy, we also mean each of the people and entities listed above with respect to you. Because the people and entities listed above are covered by this Policy, you will be responsible for their transactions in Shimmick securities and, in order to maintain your compliance with this policy, you should ensure that they do not purchase, sell or make a bona fide gift of Shimmick securities without your clearance.

Other Persons. It may be appropriate, in some circumstances, for persons who are not employed by the Company (in addition to those listed above) to be subject to the same restrictions as company employees and other "insiders." These include, for example, contractors and consultants. If you are aware of a situation in which a contractor, consultant, advisor or other person not employed by the Company is likely to have access to material, nonpublic information about the company, you should consider whether those outside parties should be subject to restrictions and, if so, bring this situation to the attention of the Corporate Secretary, who will consider whether it is appropriate to make arrangements to protect the Company.

Material, Non-Public Information.

Material. Information is considered "material" if:

- a reasonable investor would consider it important in making a decision on whether to buy, sell or hold the security;

- a reasonable investor would view the information as significantly altering the total mix of information in the marketplace about the company that issued the security; or

- the information could reasonably be expected to have an effect on the price of the security.

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Non-public. Information is non-public until it has been "publicly disclosed," meaning that it:

- is published in such a way as to provide broad, non-exclusionary distribution of the information to the public; and
- has been in the public domain for a sufficient period of time to be absorbed by the market and reflected in the price of the related securities.

Examples of public disclosure include the issuance of a press release or the filing of an appropriate report with the SEC. Information is generally considered to be "non-public" until the expiration of a period of two full trading days after the information is released to the general public. However, this period varies depending on the type of information released, the market's expectations relating to the subject matter of the release, and the market's reaction after the information is released.

Examples of material, non-public information might include information about:

- the Company's financial or operating results, whether for completed periods or relating to expectations for future periods;
- the gain or loss of a substantial customer or any significant change in the business relationship with a substantial customer or other important business partner;
- the Company entering into or the termination of any significant contract;
- a material impairment or change in the value of the Company's assets;
- the filing of litigation or claims against the Company, developments in pending litigation or governmental investigations or proceedings, or other contingent liabilities affecting the Company;
- proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, joint ventures, licensing arrangements or significant purchases or sales of assets;
- changes in top management;
- significant labor negotiations or disputes;
- significant accounting developments;
- changes in dividend policies;
- the declaration of a stock split;
- the Company's plans relating to its capital structure or outstanding securities, including issuances or repurchases of common stock or debt securities, and information about possible changes in the Company's credit ratings;
- a significant disruption in the Company's operations or loss, breach or unauthorized access of the Company's property or assets, including its facilities and information technology infrastructure; and
- any other events that require the Company to file a Current Report on Form 8-K with the SEC.

Information may be material whether it is favorable or unfavorable to the Company. The list of examples provided above is merely illustrative, and there are many other types of information and events that may be material at any particular time, depending on the circumstances. Where there is any possibility

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that an item may be considered "material," you should treat it as such and you should confer with the Corporate Secretary if you would like to review any specific situation.

Other Companies. While this Policy prohibits trading in Shimmick securities while you are in possession of material, non-public information about Shimmick, it also prohibits trading in securities of any other company about which you learn material, non-public information in the course of performing your duties for Shimmick. For example, you may be involved in a transaction in which Shimmick expects to enter into (or terminate) a substantial business relationship with another company, or acquire another company, buy a substantial amount of its stock or enter into a joint venture with the company. Even though the size of the transaction may be immaterial to Shimmick, it may be material to the other company. This Policy prohibits you from trading in the securities of that company, or any other company that may be directly or indirectly impacted by such transaction, while aware of this non-public information or from tipping others regarding the information. In addition, please remember that the Shimmick Code of Business Conduct and Ethics prohibits you from engaging in outside interests that represent a conflict of interest with your obligations to Shimmick.

Securities; All Transactions. This Policy prohibits certain transactions in the "securities" of Shimmick. Although it is usually the case that the information you gain will be material with respect to Shimmick common stock, any securities that Shimmick issues, such as debt securities or preferred stock, are also subject to this Policy. This Policy also applies to stock options and other derivatives related to Shimmick securities, as discussed below. Purchases, sales and bona fide gifts of Shimmick securities are subject to the insider trading laws and the provisions of this Policy, whether they are executed in the public markets or in private transactions, and whether you execute the transaction directly or indirectly through another person or entity.

Investments. We expect our employees, officers and directors not to engage in speculative transactions that are designed to result in profit based on short-term fluctuations in the price of our securities. If you do purchase Shimmick securities, we strongly encourage you to do so with the expectation of owning those securities for an extended period of time ─ at a minimum, for six months. We recognize, of course, that your personal circumstances may change due to unforeseen events, in which case you may be forced to more quickly liquidate Shimmick securities that you originally purchased with the intent of holding as a long-term investment.

Short Sales. A "short sale" is a transaction involving securities which the seller does not own at the time of sale or, if the securities are owned by the seller, where they will be delivered on a delayed basis (meaning that the securities are not delivered within 20 days after the sale or deposited in the mail or other usual channels of transportation within five days after the sale). Selling securities "short" is consistent with an expectation that the price of the securities will decline in the near future and is often speculative in nature. Short selling may arouse suspicion in the eyes of the SEC that the person was trading on the basis of inside information, particularly when the trading occurs before a major company announcement or event. Accordingly, our employees, officers, and directors are prohibited from engaging in "short sales" of Shimmick securities or in any transaction in Shimmick securities which is entered into with the expectation of, or that will benefit from, a decline in the price of Shimmick securities.

Options and Derivative Securities. Derivative securities are securities contracts or arrangements whose value varies in relation to the price of Shimmick securities. For example, derivative securities would include exchange-traded put or call options, as well as individually arranged derivative transactions, such as prepaid forwards. Many forms of derivatives are speculative in nature (meaning that their value fluctuates based on short-term changes in the price of Shimmick stock), and the purchase or sale of such derivatives by Shimmick employees could motivate them to take actions that are in conflict with the long- term interests of other stockholders and could also cause the appearance of misuse of inside information.

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Accordingly, our employees, officers and directors are prohibited from purchasing or selling derivative securities, or entering into derivatives contracts relating to Shimmick stock. The prohibition on transactions in derivatives does not apply to stock options and other interests issued under Shimmick employee benefit plans; see Section VI below on "Permitted Transactions." If you have any question as to whether a particular type of arrangement or derivative transaction is permitted under this Policy, you should contact the Corporate Secretary.

Pledged Securities; Margin Loans; Hedges.

Under typical pledge or margin arrangements, a lender or broker is entitled to sell securities which you have deposited as collateral for loans if the value of your securities falls below a specified level or in certain other circumstances. Even though you did not initiate the sale or control its timing, because it is still a sale for your benefit, you may be subject to liability under insider trading laws if such a sale is made at a time when the "window" is closed (as described below) or you are in possession of material, non-public information at the time of such a sale. If such a sale involves a member of Group Three, it can bring unwanted negative publicity. In addition, pledging may be used as a part of hedging strategy that would remove the full risk and rewards of stock ownership, and sever your alignment with that of Shimmick's other security holders.

Group Three

Because of the concerns about pledging Shimmick securities, members of Group Three are prohibited from pledging Shimmick's securities as collateral for a loan or hedging Shimmick securities. This Policy does not prohibit members of Group Three from holding Shimmick securities in brokerage accounts, so long as any Shimmick securities held in such account are explicitly excluded from any margin or pledge arrangements and do not involve any hedging transaction. Sales of Shimmick securities which are held in a margin account are not exempt from insider trading laws or this Policy. Accordingly, even though utilizing such accounts that exclude Shimmick securities would not be subject to restrictions under this Policy, you should be extremely careful when utilizing a margin loan in a brokerage account that contains your Shimmick securities.

Groups One and Two

While persons that are not in Group Three are not prohibited from pledging Shimmick stock, sales of Shimmick securities that you have pledged as security for a loan or which are held in a margin account are not exempt from insider trading laws or this Policy. Accordingly, even though entering into such arrangements would not be considered a sale, and would not be subject to restrictions under this Policy, members of Group One and Two should be extremely careful when pledging Shimmick securities, utilizing a margin loan in a brokerage account or otherwise using Shimmick securities as collateral for a loan.

Any sale must be made in compliance with the restrictions under this Policy that apply to you, such as trading windows and pre-clearance requirements. As a result, if you pledge your Shimmick securities or use Shimmick securities to secure a margin loan, you may be forced to take actions (for instance, depositing additional money or selling other securities) in order to avoid your lender or broker selling your Shimmick securities at a time that would result in a violation of insider trading laws or this Policy. Similar cautions apply to any other arrangements under which you have used Shimmick securities as collateral.

Gifts Subject to Same Restrictions as All Other Securities Trades. No insider may give or make any other transfer of Shimmick securities without consideration (e.g., a gift) during the period when the insider is not permitted to trade.

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Safest Time for Transactions. All employees, whether or not subject to the trading windows or pre-clearance procedures described in this Policy, are reminded that the safest time for transactions in Shimmick securities will generally be just after the trading window opens after the release by the Company of financial information relating to a completed quarter, as described in Section IV below. The appearance of improper trading may increase as the Company approaches the end of the next fiscal quarter.

III. Unauthorized Disclosure of Material, Non-public Information Prohibited

General Rule. No employee, officer or director may disclose material, non-public information about Shimmick or any company with which Shimmick deals to anyone outside of Shimmick, unless authorized to do so.

Tipping. Under the federal securities laws, you can be held responsible not only for your own insider trading, but also for securities transactions by anyone to whom you disclose material, non-public information. Even if those to whom you disclose such information do not trade while aware of the information, you can be responsible for the trades of persons who received material, non-public information indirectly from you, if you are the ultimate source of their information.

Discussing or Recommending Shimmick Securities. We recognize that employee enthusiasm for Shimmick and its business prospects is a vital element of our success. You should, however, use extreme caution when discussing Shimmick or our securities with anyone outside of Shimmick. In the course of discussing Shimmick or our securities, accidental disclosure of material, non-public information can occur and can be viewed as "tipping" or may violate other provisions of the federal securities laws, such as Regulation FD as described below. Likewise, recommendations of our securities can also result in embarrassing situations for you or the Company if you make a recommendation at a time when there is a pending announcement of material, non-public information by the Company, even if you are unaware of that information.

Internet Postings and Social Media. No employee, officer or director may disclose confidential information about Shimmick on the Internet or through social media, including discussion forums, blogs and social media (such as Facebook, Twitter, Instagram, Snapchat, Reddit, Pinterest, YouTube and other social media networks). Disclosures of material, non-public information through this type of media may amount to a "tip" or leak of such information, in violation of this Policy, other Company policies regarding computer and social media usage and applicable law.

Authorization to Disclose Material, Non-public Information. We authorize only certain employees, officers and directors to make public disclosures of material, non-public information or to confer with persons outside the Company regarding such information (for example, our auditors, outside counsel and other advisors). Unless you are authorized to do so by the Chief Executive Officer, the Chief Financial Officer or the Corporate Secretary, you should not discuss material, non-public information with anyone not in the Company. Even in discussions with other Shimmick employees, you should consider the consequences of disclosing material, non-public information to them. For example, by doing so, you would preclude those persons from trading in Shimmick's securities until the information is publicly disclosed. Accordingly, you should restrict the communication of material, non-public information to those employees, officers, and directors having a need to know in order to serve Shimmick's interests.

Regulation FD (Fair Disclosure). There are SEC rules and regulations banning selective disclosure of material information relating to public companies. Generally, these regulations provide that when a public company (such as Shimmick) discloses material, non-public information, it must provide broad, non-exclusionary public access to the information (for example, through press releases, conference

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calls or webcasts). Violations of these regulations can result in SEC enforcement actions, resulting in injunctions and severe monetary penalties. Regulation FD applies largely to a limited group of senior officers and the investor relations personnel who regularly communicate with securities market professionals and stockholders. Remember that no other Shimmick employees, officers or directors are authorized to communicate information regarding the Company with securities market professionals, stockholders or members of the media. You should refer to Shimmick's Disclosure Policy for further information about these regulations and requirements.

Non-Disclosure Agreements. Employees, officers and directors involved in transactions or other negotiations that require disclosure of material, non-public information with parties outside Shimmick should generally have those to whom such information is being disclosed sign a non-disclosure agreement approved by the Corporate Secretary. The non-disclosure agreement will require that the recipient of information not disclose the information to others and require the recipient not to trade in Shimmick securities while in possession of such information. You should confer with the Corporate Secretary whenever a non-disclosure agreement may be needed.

IV.   Trading Windows

Standard Trading Windows. Members of Groups Two and Three may only purchase, sell or make a bona fide gift of Shimmick's securities:

- during the designated trading windows described below; and
- when the individual is not otherwise in possession of material, non-public information.

Outside of the trading windows, members of Groups Two and Three may not purchase, sell or make a bona fide gift of Shimmick securities, even if they are not personally aware of any material, non-public information. However, members of Groups Two and Three may engage in Permitted Transactions (described in Section VI below) outside of the trading windows.

We will communicate to each member of Groups Two and Three when each trading window will open and close. It is expected that the trading window generally will open one full trading day after our quarterly release of earnings and will close 15 calendar days prior to the end of the following quarter. However, you should not expect that the window will open on any particular date or remain open for any minimum period of time. Significant corporate developments may require changes to the schedule, including closing the window at the Company's option at any time.

Do not confuse the applicability of the trading windows with the broader prohibition on trading when you are in possession of material, non-public information described in Section II. Regardless of whether the trading window is open or closed, you may not trade in Shimmick securities if you are in actual possession of material, non-public information about Shimmick.

Special Blackouts. We reserve the right to impose a trading blackout from time to time on all or any group of our employees, officers or directors when, in the judgment of the Corporate Secretary and other senior officers, a blackout is warranted. During a special blackout, you will not be permitted to purchase, sell or make a bona fide gift of Shimmick securities and you may or may not be allowed to execute Permitted Transactions (as defined below). A special blackout may also prohibit you from trading in the securities of other companies. If the Corporate Secretary imposes a blackout to which you are subject, we will notify you when the blackout begins and when it ends and the securities and transactions to which it applies.

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Standing Orders; Limit Orders. Purchases or sales resulting from standing orders or limit orders may result in the execution of orders without your control over the transaction or your awareness of the timing of the transaction. Even though you placed the order at a time when you were permitted to enter into transactions, you must be certain that this type of order will not be executed when you are in possession of material, non-public information about the company or during a blackout period. Accordingly, any standing orders should be used only for a very brief period and with detailed instructions to the broker who will execute the transaction. (Standing orders under an approved Rule 10b5-1 Trading Plan, described below, will not be subject to these limitations.)

V.   Pre-Clearance of Transactions

General. Before purchasing, selling or make a bona fide gift of Shimmick securities, members of Group Three must obtain clearance of the transaction from the Corporate Secretary. This clearance must be obtained **before** you place the order for, or otherwise initiate, any transaction in Shimmick securities. Any pre-clearance that you obtain will be valid for a transaction executed within two business days, unless either the pre-clearance is granted for a shorter period or you learn of material, non-public information during that time. Whether or not your request for pre-clearance is granted, you must not inform anyone else of the results of your request.

Do not confuse pre-clearance of transactions with the broader prohibition on trading when you are in possession of material, non-public information described in Section II. Regardless of whether you have received pre-clearance for a transaction or whether a trading window is open or closed, you may not trade in Shimmick securities if you are in actual possession of material, non- public information about Shimmick.

Permitted Transactions. Members of Group Three are not required to receive pre-clearance prior to entering into any Permitted Transaction, except they are required to do so before exercising any stock options.

VI.   Permitted Transactions

The following are "Permitted Transactions" (each described in more detail following the bullet point summary):

- acceptance or receipt of a stock option, shares of restricted stock or similar grants of securities under one of Shimmick's employee benefit plans (including elections to acquire securities in lieu of other compensation) or the cancellation or forfeiture of options, restricted stock or securities pursuant to Shimmick's plans;

- purchasing securities under a Shimmick employee stock purchase plan, if such a plan is in effect, but not making or changing any election to participate in a Shimmick stock purchase plan (see further discussion which follows);

- earning or vesting of stock options or shares of restricted stock and any related stock withholding;

- exercise of stock options issued under Shimmick's employee benefit plans in a cash exercise, a stock-for-stock exercise or a net stock exercise, payment of the exercise price in shares of already-owned stock and any related stock withholding transactions, but **not** (1) the sale of any stock acquired in the option exercise, (2) a "cashless exercise" in which shares of stock are sold in the market or (3) the use of proceeds from the sale of any such shares to exercise additional options (see further discussion which follows);

- transferring shares of stock to an entity that does not involve a change in the beneficial ownership of the shares of stock, for example, to an inter vivos trust of which you are the sole beneficiary during your lifetime (see further discussion which follows);

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- making payroll contributions to any 401(k) plan, deferred compensation plan or any similar plan, but **not** (1) intraplan transfers involving any Shimmick securities or (2) a change in "investment direction" under such plan to increase or decrease your percentage investment contribution allocated to Shimmick securities (see further discussion which follows);

- execution of a transaction pursuant to a contract, instruction, or plan described in Securities Exchange Act Rule 10b5-1 (called a "Trading Plan"), as discussed below (see further discussion which follows); or

- any other transaction designated by the board of directors or any board committee or senior management, with reference to this Policy, as a Permitted Transaction.

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Pre-Disclosure of Undisclosed Material, Non-public Information

You may not enter into any Permitted Transaction unless you have disclosed any material, non- public information of which you are aware to the Corporate Secretary. If you are a director or an executive officer of Shimmick, the information must be disclosed to the Corporate Secretary, and the Corporate Secretary must disclose any such information to the Chief Executive Officer before any transaction listed qualifies as a Permitted Transaction. This ensures that Shimmick is fully aware of any material information affecting any security before you enter into a transaction involving Shimmick securities.

Employee Benefit Plan Transactions. Included in the definition of Permitted Transactions are most of the ongoing transactions you might enter into under Shimmick's equity-based benefit plans. For example, although your ongoing participation in a plan may involve the regular purchase of Shimmick's common stock, either directly pursuant to an investment election, those purchases are Permitted Transactions. ***Note, however, that the movement of balances in those plans into or out of Shimmick securities or changes in your investment direction under those plans are not Permitted Transactions.*** This means that you may not make such transfers or elections while you are in possession of material, non- public information and that such transfers or elections must be made in compliance with any other restrictions under this Policy that apply to you (for instance, such transfers or elections could only be made during an open trading window and, if you are in Group Three, with pre-clearance).

Transactions in employee stock options are also considered Permitted Transactions if there is no related sale on the market or to a person other than Shimmick. ***Note, however, that a sale of stock following or in connection with an option exercise is not a transaction with Shimmick and is, therefore, not a Permitted Transaction.*** Thus, you may engage in a cash exercise of an option as long as you retain the stock you buy in the exercise. You can also engage in stock-for-stock exercises or elect stock withholding without violating the Policy. However, it would not be a Permitted Transaction for you to exercise a stock option, sell the resulting stock and then use the proceeds from that sale to pay for the exercise of additional stock options in a same day sale. Although exercises of Shimmick stock options are Permitted Transactions, members of Group Three must pre-clear all stock option exercises.

Transactions in Which There is No Change in Beneficial Ownership. Certain transactions involve merely a change in the form in which you own securities. For example, you may transfer shares of stock to a trust if you are the only beneficiary of the trust during your lifetime. Likewise, changing the form of ownership to include a member of your household as a joint owner or as a sole owner is a Permitted Transaction since members of your household are considered the same as you for purposes of this Policy (and the shares of stock will remain subject to the terms of this Policy).

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10b5-1 Trading Plans. The SEC has enacted a rule (Rule 10b5-1 under the Securities Exchange Act) that provides an affirmative defense against violations of the insider trading laws if you enter into a contract, provide instructions, or adopt a written plan for a transaction in securities when you are not in possession of material, non-public information, even if it turns out that you had such information when the transaction is actually completed. The initiation of, and any modification to (including termination), any such Trading Plan will be deemed to be a transaction in the Company's securities, and such initiation or modification (including termination) is subject to all limitations and prohibitions relating to transactions in the Company's securities. Each such Trading Plan, and any modification (including termination) thereof, must be submitted to and pre-approved by the Corporate Secretary, who may impose such conditions on the implementation and operation of the Trading Plan as the Corporate Secretary deems necessary or advisable. However, compliance of the Trading Plan to the terms of Rule 10b5-1 and the execution of transactions pursuant to the Trading Plan are the sole responsibility of the person initiating the Trading Plan, not the Company or the Corporate Secretary.

Trading Plans do not exempt individuals from complying with Section 16 short-swing profit rules or liability.

Rule 10b5-1 presents an opportunity for insiders to establish arrangements to sell (or purchase) Company stock without the restrictions of trading windows and black-out periods, even when there is undisclosed material information. A Trading Plan may also help reduce negative publicity that may result when key executives sell the Company's stock. Rule 10b5-1 only provides an "affirmative defense" in the event there is an insider trading lawsuit. It does not prevent someone from bringing a lawsuit.

A director, officer or employee may enter into a Trading Plan only when he or she is not in possession of material, non-public information, and only during a trading window period outside of the trading black-out period. Although transactions effected under a Trading Plan will not require further pre- clearance at the time of the trade, any transaction (including the quantity and price) made pursuant to a Trading Plan of a Section 16 reporting person must be reported to the Company promptly on the day of each trade to permit the Company's filing coordinator to assist in the preparation and filing of a required Form 4. Such reporting may be oral or in writing (including by e-mail) and should include the identity of the reporting person, the type of transaction, the date of the transaction, the number of shares involved and the purchase or sale price. However, the ultimate responsibility, and liability, for timely filing remains with the Section 16 reporting person.

The Company reserves the right from time to time to suspend, discontinue or otherwise prohibit any transaction in the Company's securities, even pursuant to a previously approved Trading Plan, if the Corporate Secretary, in its discretion, determines that such suspension, discontinuation or other prohibition is in the best interests of the Company. Any Trading Plan submitted for approval hereunder should explicitly acknowledge the Company's right to prohibit transactions in the Company's securities. Failure to discontinue purchases and sales as directed shall constitute a violation of the terms of this Policy and result in a loss of the exemption set forth herein.

Officers, directors and employees may adopt Trading Plans with brokers that outline a pre-set plan for trading of the Company's stock, including the exercise of options. Trades pursuant to a Trading Plan generally may occur at any time. Trading Plans must be reviewed, approved and counter-signed by the Company, and must comply in all respects with the requirements of Rule 10b5-1, which include the following:

- a cooling-off period for insiders of the later of (1) 90 days following adoption of the Trading Plan; or (2) two business days following the disclosure in certain periodic reports of the Company's financial results for the fiscal quarter in which the plan was adopted (but

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not to exceed 120 days following adoption of the Trading Plan) before any trading can commence under the Trading Plan;

- a cooling-off period of 30 days for other persons;

- a condition for insiders to include a representation in their Trading Plan certifying, at the time of the adoption, that: (1) they are not aware of material nonpublic information about the Company or its securities; and (2) they are adopting the Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5;

- a limitation on using multiple overlapping Trading Plans (except as otherwise permitted by Rule 10b5-1);

- a limitation on the ability of anyone other than issuers to rely on the affirmative defense for a single trade plan to one such Trading Plan during any consecutive 12-month period; and

- a condition that all persons entering into a Trading Plan must act in good faith with respect to that plan.

Please review the following description of how a Trading Plan works.

Pursuant to Rule 10b5-1, an individual's purchase or sale of securities will not be "on the basis of" material, non-public information if:

- First, before becoming aware of the information, the individual enters into a binding contract to purchase or sell the securities, provides instructions to another person to sell the securities or adopts a written plan for trading the securities (i.e., the Trading Plan).

- Second, the Trading Plan must either:

  - specify the amount of securities to be purchased or sold, the price at which the securities are to be purchased or sold and the date on which the securities are to be purchased or sold;

  - include a written formula or computer program for determining the amount, price and date of the transactions; or

  - prohibit the individual from exercising any subsequent influence over the purchase or sale of the Company's stock under the Trading Plan in question.

- Third, the purchase or sale must occur pursuant to the Trading Plan and the individual must not enter into a corresponding hedging transaction or alter or deviate from the Trading Plan.

- Fourth, the Trading Plan must satisfy the requirements set forth above.

Revocation of Trading Plans should occur only in unusual circumstances. Effectiveness of any revocation or amendment of a Trading Plan will be subject to the prior review and approval of the Corporate Secretary. Revocation is effected upon written notice to the broker. Once a Trading Plan has been revoked, the participant must wait until the applicable cooling-off period has expired as described above before trading outside of a Trading Plan or establishing a new Trading Plan. You should note that revocation of a

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Trading Plan can result in the loss of an affirmative defense for past or future transactions under a Trading Plan. You should consult with your own legal counsel before deciding to revoke a Trading Plan. In any event, you should not assume that compliance with the aforementioned cooling-off period will protect you from possible adverse legal consequences of a Trading Plan revocation.

A person acting in good faith may amend a prior Trading Plan so long as such amendments are made outside of a quarterly trading black-out period and at a time when the Trading Plan participant does not possess material, non-public information. Plan amendments must not take effect for at least 30 days after the plan amendments are made.

Under certain circumstances, a Trading Plan *must* be revoked. This may include circumstances such as the announcement of a merger or the occurrence of an event that would cause the transaction either to violate the law or to have an adverse effect on the Company. The Corporate Secretary or administrator of the Company's stock plans is authorized to notify the broker in such circumstances, thereby insulating the insider in the event of revocation.

VII. **Insider Reporting Requirements, Short-Swing Profits and Short Sales (Applicable to Officers, Directors and 10% Stockholders)**

Reporting Obligations Under Section 16(a). SEC Forms 3, 4 and 5 Section 16(a) of the Exchange Act generally requires all officers, directors and 10% stockholders ("insiders"), within 10 days after the insider becomes an officer, director, or 10% stockholder, to file with the SEC an "Initial Statement of Beneficial Ownership of Securities" on SEC Form 3 listing the amount of the Company's stock, options and warrants which the insider beneficially owns. Following the initial filing on SEC Form 3, changes in beneficial ownership of the Company's stock, options and warrants must be reported on SEC Form 4, generally within two business days after the date on which such change occurs, or in certain cases on Form 5, within 45 days after fiscal year end. The two-business-day Form 4 deadline begins to run from the trade date rather than the settlement date. A Form 4 must be filed even if, as a result of balancing transactions, there has been no net change in holdings. In certain situations, purchases or sales of Company stock made within six months prior to the filing of a Form 3 must be reported on Form 4. Similarly, certain purchases or sales of Company stock made within six months after an officer or director ceases to be an insider must be reported on Form 4.

Recovery of Profits Under Section 16(b). For the purpose of preventing the unfair use of information which may have been obtained by an insider, any profits realized by any officer, director or 10% stockholder may be recovered by the Company. When such a purchase and sale occurs, good faith is no defense. The insider is liable even if compelled to sell for personal reasons, and even if the sale takes place after full disclosure and without the use of any inside information.

The liability of an insider under Section 16(b) of the Exchange Act is only to the Company itself. The Company, however, cannot waive its right to short swing profits, and any Company stockholder can bring suit in the name of the Company. Reports of ownership filed with the SEC on Form 3, Form 4 or Form 5 pursuant to Section 16(a) (discussed above) are readily available to the public, and certain attorneys carefully monitor these reports for potential Section 16(b) violations. In addition, liabilities under Section 16(b) may require separate disclosure in the Company's annual report to the SEC on Form 10-K or its proxy statement for its annual meeting of stockholders. No suit may be brought more than two years after the date the profit was realized. However, if the insider fails to file a report of the transaction under Section 16(a), as required, the two-year limitation period does not begin to run until after the transactions giving rise to the profit have been disclosed. Failure to report transactions and late filing of reports require separate disclosure in the Company's proxy statement.

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Short Sales Prohibited Under Section 16(c). Section 16(c) of the Exchange Act prohibits insiders absolutely from making short sales of the Company's equity securities. Short sales include sales of stock which the insider does not own at the time of sale, or sales of stock against which the insider does not deliver the shares within 20 days after the sale. Under certain circumstances, the purchase or sale of put or call options, or the writing of such options, can result in a violation of Section 16(c). Insiders violating Section 16(c) face criminal liability.

The Corporate Secretary should be consulted if you have any questions regarding reporting obligations, short-swing profits or short sales under Section 16.

Rule 144 (Applicable to Officers, Directors and 10% Stockholders). Rule 144 provides a safe harbor exemption to the registration requirements of the Securities Act of 1933, as amended, for certain resales of "restricted securities" and "control securities". "Restricted securities" are securities acquired from an issuer, or an affiliate of an issuer, in a transaction or chain of transactions not involving a public offering. "Control securities" are any securities owned by directors, executive officers or other "affiliates" of the issuer, including stock purchased in the open market and stock received upon exercise of stock options. Sales of restricted securities and control securities must comply with the requirements of Rule 144, which are summarized below:

- *Holding Period*. Restricted securities must be held for at least six months before they may be sold in the market.

- *Current Public Information*. The Company must have filed all SEC-required reports during the last 12 months or such shorter period that the Company was required to file such reports.

- *Volume Limitations*. For affiliates, total sales of Company common stock for any three-month period may not exceed the greater of: (i) 1% of the total number of outstanding shares of Company common stock, as reflected in the most recent report or statement published by the Company, or (ii) the average weekly reported volume of such shares traded during the four calendar weeks preceding the filing of the requisite Form 144.

- *Method of Sale*. For affiliates, the shares must be sold either in a "broker's transaction" or in a transaction directly with a "market maker." A "broker's transaction" is one in which the broker does no more than execute the sale order and receive the usual and customary commission. Neither the broker nor the selling person can solicit or arrange for the sale order. In addition, the selling person or Board member must not pay any fee or commission other than to the broker. A "market maker" includes a specialist permitted to act as a dealer, a dealer acting in the position of a block positioner, and a dealer who holds himself out as being willing to buy and sell Company common stock for his own account on a regular and continuous basis.

- *Notice of Proposed Sale*. For affiliates, a notice of the sale (a Form 144) may be required to be filed with the SEC via EDGAR at the time of the sale. Brokers generally have internal procedures for executing sales under Rule 144 and will assist you in completing the Form 144 and in complying with the other requirements of Rule 144.

If you are subject to Rule 144, you must instruct your broker who handles trades in Company securities to follow the brokerage firm's Rule 144 compliance procedures in connection with all trades.

VIII.   Sanctions for Violations of this Policy

The SEC, the stock exchanges and plaintiffs' lawyers focus on uncovering insider trading, and use sophisticated technologies to investigate suspicious activity.

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A breach of the insider trading laws could expose the insider to criminal fines of up to $5,000,000 and imprisonment of up to 20 years, in addition to civil penalties (up to three times the profits earned), and injunctive actions. In addition, punitive damages may be imposed under applicable state laws. Securities laws also subject controlling persons to civil penalties for illegal insider trading by employees. Controlling persons include directors, officers and supervisors. These persons may be subject to fines of up to the greater of $2,479,282(as adjusted from time to time) or three times the profit realized or loss avoided by the insider. Accordingly, all Shimmick employees must comply with this policy and applicable securities laws and ensure that those employees who they supervise also comply.

Inside information does not belong to any of Shimmick's individual employees, officers or directors. This information is an asset of the company. For any person to use such information for personal benefit or to disclose it to others outside of the Company violates the Company's Code of Business Conduct and Ethics, this policy and federal securities laws. More particularly, insider trading is a fraud against members of the investing public and against the Company. Whether or not there is any actual trading of our securities, any violation of this Policy will be grounds for discipline, up to termination of employment for cause.

IX.   Administration of this Policy

Administration by the Corporate Secretary. The day-to-day administration of this Policy will be carried out by the Corporate Secretary. If you have any questions concerning the interpretation of this Policy, you should direct your questions to the Corporate Secretary.

Reporting Violations. If you become aware of any violation of this Policy, you should report it immediately to the Corporate Secretary, or otherwise in accordance with the Company's Code of Business Conduct and Ethics. Reports classified as accounting/audit irregularities, insider trading, improper loans to executives, retaliation against whistleblowers, fraud, kickbacks, falsification of Company records, or conflicts of interest will be referred automatically to the Company's Audit Committee. Employees will not be disciplined or retaliated against in any way for reporting violations in good faith.

Exemptions. An individual subject to the trading windows or special blackout periods described in this Section IV may request the Corporate Secretary to grant him or her a hardship exemption from those restrictions if he or she is not otherwise prohibited from trading under Section II. However, we anticipate that exemptions will be given very rarely and only in extreme circumstances.

Amendment of the Policy. Shimmick's senior officers reserve the right to amend this Policy from time to time in consultation with the Nominating and Corporate Governance Committee of the Board of Directors. If the Policy is amended, we will communicate to you through normal communications channels the substance of any such changes.

Please bear in mind that the ultimate responsibility for complying with this Policy and applicable laws and regulations rests with you. You should use your best judgment and consult with the Corporate Secretary and your legal and financial advisors, as needed.

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Exhibit 21.1

LIST OF SUBSIDIARIES OF SHIMMICK CORPORATION

Entity Name	Jurisdiction of Organization
Rust Constructors, Inc.	Delaware
Shimmick Construction Company, Inc.	California
The Leasing Corporation	Nevada
Gilcrease Constructors	Oklahoma
21stCentury Rail Corporation	Delaware
Gilcrease Holding Company LLC	Oklahoma
Gilcrease Developers LLC	Oklahoma
Shimmick/Traylor/Granite JV	California
Shimmick Construction Company Inc. / Danny's Construction Co., LLC, Joint Venture	California
Shimmick Construction Company, Inc. / California Engineering Contractors, Inc., Joint Venture	California
Myers & Sons / Shimmick Construction Company, Inc. Joint Venture	California
Shimmick Construction Company, Inc. / FCC Construccion S.A. / Impregilo S.P.A., Joint Venture	California
SFI Leasing Company	California
Shimmick Construction Company, Inc. / Con-Quest Contractors, Inc., Joint Venture	California
Skansa USA Civil, Inc. / Shimmick Construction Company, Inc. / Herzog Contract Corp., Joint Venture	California
Shimmick Construction Company, Inc. / Disney Construction, Inc., Joint Venture	California
Shimmick Construction Company, Inc. / Parson Construction Group, Inc., Joint Venture	California
Shimmick Construction Company Inc. / Nicholson Joint Venture	California
Eastside LRT Constructors	California
Washington Group / Alberici Joint Venture	Illinois

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-275600 on Form S-8 of our report dated March 20, 2025, relating to the financial statements of Shimmick Corporation appearing in this Annual Report on Form 10-K for the fiscal year ended January 3, 2025.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado
March 20, 2025

Exhibit 31.1


CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002


I, Ural Yal, certify that:

(1)   I have reviewed this Form 10-K of Shimmick Corporation;

(2)   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5)   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 20, 2025

By: /s/ Ural Yal
                         Ural Yal
                 Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Amanda Mobley, certify that:

(1)   I have reviewed this Form 10-K of Shimmick Corporation;

(2)   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5)   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 20, 2025   By: /s/ Amanda Mobley
                                                                                                              Amanda Mobley
                                                                                               Interim Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Shimmick Corporation (the "Company") on Form 10-K for the period ending January 3, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: March 20, 2025   By: /s/ Ural Yal
                                                                                                  Ural Yal
                                                                                    Chief Executive Officer

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Shimmick Corporation (the "Company") on Form 10-K for the period ending January 3, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: March 20, 2025   By: /s/ Amanda Mobley
                                                                                              Amanda Mobley
                                                                                     Interim Chief Financial Officer